                                       File No. 33-

 As filed with the Securities and Exchange Commission on February 15, 1996.


                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM N-14

                                                            _____
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933    /_X__/
                                                           ____
        Pre-Effective Amendment No. __                    /____/
                                                           ____
        Post-Effective Amendment No. ___                  /____/

                        (Check appropriate box or boxes)

                       JOHN HANCOCK TAX-FREE BOND FUND
              -------------------------------------------------
              (Exact name of registrant as specified in charter)


           101 Huntington Avenue, Boston, Massachusetts  02199-7603
--------------------------------------------------------------------------------
          (Address of principal executive office)             Zip Code

                                (617) 375-1700
--------------------------------------------------------------------------------
             (Registrant's Telephone Number, including Area Code)

                                                With a copy to:
                                                ---------------
        Thomas H. Drohan, Esq.                  Jeffrey N. Carp, Esq.
        John Hancock Advisers, Inc.             Hale and Dorr
        101 Huntington Avenue                   60 State Street
        Boston, MA 02199                        Boston, MA 02109
--------------------------------------------------------------------------------
                   (Name and address of agent for service)


Approximate Date of Proposed Public Offering: As soon as practicable after the effectiveness of the registration statement.

No filing fee is required because an indefinite number of shares has previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. This Registration Statement relates to shares previously registered on Form N-1A (File Nos. 33-32246 and 811-5968.

It is proposed that this filing will become effective on March 16, 1996 pursuant to Rule 488 under the Securities Act of 1933.


                       JOHN HANCOCK TAX-FREE BOND FUND

                            CROSS-REFERENCE SHEET

                         Items Required by Form N-14
                         ---------------------------
PART A
------
Item No.        Item Caption                    Prospectus Caption
--------        ------------                    ------------------
   1.           Beginning of Registration       COVER PAGE OF REGISTRATION
                Statement and Outside Front     STATEMENT; FRONT COVER PAGE OF
                Cover Page of Prospectus        PROSPECTUS

   2.           Beginning and Outside Back      TABLE OF CONTENTS
                Cover Page of Prospectus

   3.           Synopsis and Risk Factors       SUMMARY; RISK FACTORS AND SPECIAL
                                                CONSIDERATIONS

   4.           Information About the           SUMMARY; INFORMATION CONCERNING THE
                Transaction                     MEETING; PROPOSAL TO APPROVE THE
                                                AGREEMENT AND PLAN OF
                                                REORGANIZATION; CAPITALIZATION

   5.           Information About the           PROSPECTUS COVER PAGE: INTRODUCTION;
                Registrant                      SUMMARY; BUSINESS OF TAX-FREE BOND
                                                FUND

   6.           Information About the           PROSPECTUS COVER PAGE: INTRODUCTION;
                Company Being Acquired          SUMMARY; BUSINESS OF TAX-EXEMPT
                                                INCOME FUND

   7.           Voting Information              PROSPECTUS COVER PAGE; NOTICE OF
                                                SPECIAL MEETING OF SHAREHOLDERS;
                                                SUMMARY; INFORMATION CONCERNING THE
                                                MEETING

   8.           Interest of Certain Persons     NONE
                and Experts

   9.           Additional Information          NOT APPLICABLE
                Required for Reoffering by
                Persons Deemed to be
                Underwriters



PART B
------
                                                Caption in Statement of
Item No.        Item Caption                    Additional Information
--------        ------------                    -----------------------
  10.           Cover Page                      COVER PAGE

  11.           Table of Contents               TABLE OF CONTENTS

  12.           Additional Information          ADDITIONAL INFORMATION ABOUT
                About the Registrant            TAX-FREE BOND FUND

  13.           Additional Information About    ADDITIONAL INFORMATION ABOUT
                the Company Being Acquired      TAX-EXEMPT INCOME FUND

  14.           Financial Statements            ADDITIONAL INFORMATION ABOUT TAX-
                                                FREE BOND FUND; ADDITIONAL
                                                INFORMATION ABOUT TAX-EXEMPT INCOME
                                                FUND; PRO FORMA COMBINED FINANCIAL
                                                STATEMENTS


PART C
------
Item No.      Item Caption
-------       ------------
  15.           Indemnification                 INDEMNIFICATION

  16.           Exhibits                        EXHIBITS

  17.           Undertakings                    UNDERTAKINGS

JOHN HANCOCK FUNDS
A Global Investment Management Firm
101 Huntington Avenue
Boston, Massachusetts 02199-7603

                                March 22, 1996

                            TAX-EXEMPT INCOME FUND

Dear Fellow Shareholder:

As you may know, the John Hancock family of funds has expanded in size with the addition of the former Transamerica Funds. This presents an opportunity to combine the money management efforts serving your investment with those of a similar mutual fund. For this reason, we are proposing a merger of your fund, John Hancock Tax-Exempt Income Fund, into the John Hancock Tax-Free Bond Fund.

YOUR BOARD OF TRUSTEES BELIEVES THAT THIS MERGER IS APPROPRIATE GIVEN THAT BOTH FUNDS PURSUE A SIMILAR INVESTMENT OBJECTIVE.

Please take the time to read the enclosed materials and cast your vote on the enclosed proxy card. Please vote promptly. It is extremely important, no matter how many shares you own.

Comparative performance information, investment objectives and policies are described at length for both funds in the enclosed Proxy Statement. We believe that this merger will benefit you in two ways:

1. LOWER FUND EXPENSES. Your Trustees firmly believe that combining these two funds many benefit shareholders by allowing the Fund to capitalize on expected economies of scale in investment research, operations and other important areas. By creating a larger combined fund, the merger may lead to reduced expenses and, ultimately, lower costs for you.

2. INCREASED INVESTMENT DIVERSIFICATION. By combining both funds' assets into a single portfolio, the Tax-Free Bond Fund will be able to achieve greater diversification.

YOUR VOTE IS IMPORTANT!

At a special meeting of shareholders to be held on May 2, 1996 at 9:00 a.m., you will be asked to approve the merger of the Tax-Exempt Income Fund into the Tax-Free Bond Fund. Your Board of Trustees has unanimously approved the merger.

We urge you to exercise your right as a shareholder and to vote by completing, signing and returning the enclosed proxy ballot form to us immediately. Your prompt response will help avoid the necessity for additional mailings at your Fund's expense. For your convenience, we have provided a postage-paid envelope.

If you have questions, please call our Financial Advisor or John Hancock Funds Customer Service Representative at 1-800-225-5291, Monday through Friday between 8:00 a.m. and 8:00 p.m. Eastern time. Thank you for your prompt attention to these important matters.

                                             Sincerely,



                                             Edward J. Boudreau, Jr.
                                             Chairman and CEO

Enclosure

                     JOHN HANCOCK TAX-EXEMPT INCOME FUND
                            101 Huntington Avenue
                        Boston, Massachusetts  02199

                  NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD MAY 2, 1996

        Notice is hereby given that a Special Meeting of Shareholders (the "Meeting") of John Hancock Tax-Exempt Income Fund ("Tax-Exempt Income Fund"), a Massachusetts business trust, will be held at 101 Huntington Avenue, Boston, Massachusetts 02199 on Thursday, May 2, 1996 at 9:00 a.m., Boston time, and at any adjournment of the Meeting, for the following purposes:

        1. To consider and act upon a proposal to approve an Agreement and Plan of Reorganization between Tax-Exempt Income Fund and John Hancock Tax-Free Bond Fund ("Tax-Free Bond Fund"), a Massachusetts business trust, providing for Tax-Free Bond Fund's acquisition of all of Tax-Exempt Income Fund's assets in exchange solely for the assumption of Tax-Exempt Income Fund's liabilities, and the issuance of Class A and Class B shares of Tax-Free Bond Fund to Tax-Exempt Income Fund for distribution to its shareholders.

        2. To consider and act upon any other matters that may properly come before the Meeting or any adjournment of the Meeting.

        The Board of Trustees has fixed the close of business on March 6, 1996 as the record date to determine the shareholders who are entitled to receive this notice and to vote at the Meeting and any adjournment of the Meeting.

        If you cannot attend the Meeting in person, please complete, date and sign the enclosed proxy and return it to John Hancock Investor Services Corporation, 101 Huntington Avenue, Boston, Massachusetts 02199 in the enclosed envelope. It is important that you exercise your right to vote. THE ENCLOSED PROXY IS BEING SOLICITED BY THE BOARD OF TRUSTEES OF JOHN HANCOCK TAX-EXEMPT INCOME FUND.

                                             By order of the Board of Trustees,


                                             THOMAS H. DROHAN, Secretary
Boston, Massachusetts
March 18, 1996

                     JOHN HANCOCK TAX-EXEMPT INCOME FUND

                               PROXY STATEMENT
                           ______________________

                       JOHN HANCOCK TAX-FREE BOND FUND

                                 PROSPECTUS
                           ______________________

        This Proxy Statement and Prospectus sets forth the information you should know before voting on the proposed reorganization of John Hancock Tax-Exempt Income Fund ("Tax-Exempt Income Fund") into John Hancock Tax-Free Bond Fund ("Tax-Free Bond Fund"). Please read it carefully and retain it for future reference.

        This Proxy Statement and Prospectus includes the Prospectus of Tax-Free Bond Fund for Class A and Class B shares, dated May 1, 1995 as supplemented January 15, 1996 (EXHIBIT A attached). Information about Tax-Exempt Income Fund's shares is incorporated by reference from the Tax-Exempt Income Fund Prospectus which is available at no charge upon request to Tax-Exempt Income Fund at 1-800-225-5291.

        A Statement of Additional Information, dated March 18, 1996, relating to this Proxy Statement and Prospectus, and containing additional information about each of Tax-Free Bond Fund and Tax-Exempt Income Fund, including historical financial statements, is on file with the Securities and Exchange Commission ("SEC"). It is available from Tax-Free Bond Fund upon telephone request and at no charge at the toll-free number stated above. The Statement of Additional Information is incorporated by reference into this Prospectus.

        This Proxy Statement and Prospectus relates to Class A and Class B shares of beneficial interest, par value of $0.01 per share (collectively, the "Tax-Free Bond Fund Shares"), of Tax-Free Bond Fund which will be issued in exchange for all of Tax-Exempt Income Fund's assets. In exchange for these assets, Tax-Free Bond Fund will also assume all of the liabilities of Tax-Exempt Income Fund.
________________________
(continued on next page)

        SHARES OF TAX-FREE BOND FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR OTHER DEPOSITORY INSTITUTION, AND THE SHARES OF TAX-FREE BOND FUND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

(continued)
__________________

        The Tax-Free Bond Fund Class A Shares issued to Tax-Exempt Income Fund for distribution to Tax-Exempt Income Fund's Class A shareholders will have an aggregate net asset value equal to the aggregate net asset value of Tax-Exempt Income Fund's Class A shares. The Tax-Free Bond Fund Class B Shares issued to Tax-Exempt Income Fund for distribution to Tax-Exempt Income Fund's Class B shareholders will have an aggregate net asset value equal to the aggregate net asset value of Tax-Exempt Income Fund's Class B Shares. The asset values of Tax-Exempt Income Fund and Tax-Free Bond Fund will be determined at the close of business (4:00 p.m. Eastern Time) on the Closing Date (as defined below) for purposes of the proposed reorganization.

        Following the receipt of Tax-Free Bond Fund Shares (1) Tax-Exempt Income Fund will be liquidated, (2) the Tax-Free Bond Fund Shares will be distributed to Tax-Exempt Income Fund's shareholders pro rata in exchange for their shares of Tax-Exempt Income Fund and (3) Tax-Exempt Income Fund will be terminated. Consequently, Class A Tax-Exempt Income Fund shareholders will become Class A shareholders of Tax-Free Bond Fund, and Class B Tax-Exempt Income Fund shareholders will become Class B shareholders of Tax-Free Bond Fund. These transactions are collectively referred to in this Proxy Statement and Prospectus as the "Reorganization." The Reorganization is being structured as a tax-free reorganization so that, in the opinion of tax counsel, no gain or loss will be recognized by Tax-Free Bond Fund, Tax-Exempt Income Fund or the shareholders of Tax-Exempt Income Fund. The terms and conditions of the Reorganization are more fully described in this Proxy Statement and Prospectus, and in the Agreement and Plan of Reorganization that is attached as EXHIBIT B.

        Tax-Free Bond Fund is a diversified open-end management investment company organized as a Massachusetts business trust in 1989. Tax-Free Bond Fund seeks to obtain as high a level of interest income exempt from federal income taxes as is consistent with preservation of capital. Tax-Free Bond Fund seeks to obtain this objective by investing primarily in municipal obligations, including bonds, notes and commercial paper, the interest on which is exempt from federal income taxes.

        The principal place of business of both Tax-Free Bond Fund and Tax-Exempt Income Fund is at 101 Huntington Avenue, Boston, Massachusetts 02199. Their toll-free telephone number is 1-800-225-5291.

        The date of this Proxy Statement and Prospectus is March 18, 1996.

                              TABLE OF CONTENTS

                                                                      Page
                                                                      ----
INTRODUCTION...................................................          1
SUMMARY........................................................          2
RISK FACTORS AND SPECIAL CONSIDERATIONS........................         19
INFORMATION CONCERNING THE MEETING.............................         21
PROPOSAL TO APPROVE AGREEMENT AND PLAN OF REORGANIZATION.......         23
CAPITALIZATION.................................................         30
COMPARATIVE PERFORMANCE INFORMATION............................         31
BUSINESS OF TAX-EXEMPT INCOME FUND.............................         35
        General................................................         35
        Investment Objective and Policies......................         35
        Trustees...............................................         36
        Investment Adviser and Distributor.....................         36
        Expenses...............................................         36
        Custodian and Transfer Agent...........................         36
        Tax-Exempt Income Fund Shares..........................         36
        Purchase of Tax-Exempt Income Fund Shares..............         36
        Redemption of Tax-Exempt Income Fund Shares............         36
        Dividends, Distributions and Taxes.....................         37
BUSINESS OF TAX-FREE BOND FUND.................................         37
        Investment Objective and Policies......................         37
        Trustees...............................................         37
        Investment Adviser and Distributor.....................         37
        Expenses...............................................         37
        Custodian and Transfer Agent...........................         37
        Tax-Free Bond Fund Shares..............................         38
        Purchase of Tax-Free Bond Fund Shares..................         38
        Redemption of Tax-Free Bond Fund Shares................         38
        Dividends, Distributions and Taxes.....................         38
EXPERTS........................................................         38
AVAILABLE INFORMATION..........................................         38
EXHIBIT B......................................................        B-1

                                     -i-

                                  EXHIBITS

A - Prospectus of John Hancock Tax-Free Bond Fund for Class A and
    Class B shares, dated May 1, 1995 as supplemented January 15, 1996 (attached to this document).

B - Agreement and Plan of Reorganization by and between John Hancock Tax-Exempt
    Income Fund and John Hancock Tax-Free Bond Fund (attached to this document).

C - Annual Report to Shareholders of John Hancock Tax-Free Bond Fund, dated
    December 31, 1995 (included with this document).

                         PROXY STATEMENT AND PROSPECTUS
                     FOR SPECIAL MEETING OF SHAREHOLDERS OF
                       JOHN HANCOCK TAX-EXEMPT INCOME FUN
                           TO BE HELD ON MAY 2, 1996

                                  INTRODUCTION

     This Proxy Statement and Prospectus is furnished in connection with the solicitation of proxies by the Board of Trustees of Tax-Exempt Income Fund (the "Board of Trustees"). The proxies will be voted at the Special Meeting of Shareholders (the "Meeting") of Tax-Exempt Income Fund to be held at 101 Huntington Avenue, Boston, Massachusetts 02199 on Thursday, May 2, 1996 at 9:00 a.m., Boston time, and at any adjournment or adjournments of the Meeting. The purposes of the Meeting are set forth in the accompanying Notice of Special Meeting of Shareholders.

        This Proxy Statement and Prospectus (i) incorporates by reference the Prospectus of Tax-Exempt Income Fund, dated May 1, 1995 as supplemented December 11, 1995 (the "Tax-Exempt Income Fund Prospectus") which is available upon request and (ii) includes the prospectus of Tax-Free Bond Fund for Class A and Class B shares, dated May 1, 1995 as supplemented January 15, 1996 (the "Tax-Free Bond Fund Prospectus"). The Annual Report to Shareholders of Tax-Free Bond Fund, dated December 31, 1995, is included with this Proxy Statement and Prospectus. These materials will be mailed to shareholders of Tax-Exempt Income Fund on or after March 18, 1996. Tax-Exempt Income Fund's Annual Report to Shareholders was previously sent to shareholders of Tax-Exempt Income Fund on or about February 29, 1996.

     As of March 6, 1996, _______ shares of beneficial interest of Tax-Exempt Income Fund were outstanding. Shareholders of record on March 6, 1996 (the "Record Date") are entitled to notice of and to vote at the Meeting.

     All properly executed proxies received by management prior to the Meeting, unless revoked, will be voted at the Meeting according to the instructions on the proxies. If no instructions are given, shares of Tax-Exempt Income Fund represented by proxies will be voted FOR the proposal (the "Proposal") to approve the Agreement and Plan of Reorganization (the "Agreement") between Tax-Exempt Income Fund and Tax-Free Bond Fund.

     The Board of Trustees knows of no business to be presented for consideration at the Meeting other than that mentioned in the immediately preceding paragraph. If other business is properly brought before the Meeting, proxies will be voted according to the best judgment of the persons named as proxies.

     In addition to the mailing of these proxy materials, proxies may be solicited in person or by telephone by Trustees, officers and employees of Tax-Exempt Income Fund; by personnel of Tax-Exempt Income Fund's investment adviser, John Hancock Advisers, Inc. (the "Adviser") and its transfer agent,John Hancock Investor Services Corporation ("Investor Services"); or by broker-dealer firms. Investor Services has agreed to provide proxy solicitation services to Tax-Exempt Income Fund at a cost of approximately $5,000. Investor Services is providing this proxy solicitation service to Tax-Exempt Income Fund at a lower cost than would be charged by a third party solicitation firm.

     Tax-Exempt Income Fund and Tax-Free Bond Fund (each, a "Fund" and collectively, the "Funds") will each bear its own fees and expenses in connection with the Reorganization discussed in this Proxy Statement and Prospectus.

     The information concerning Tax-Exempt Income Fund in this Proxy Statement and Prospectus has been supplied by Tax-Exempt Income Fund. The information concerning Tax-Free Bond Fund in this Proxy Statement and Prospectus has been supplied by Tax-Free Bond Fund.

                                     SUMMARY

     The following is a summary of certain information contained elsewhere in this Proxy Statement and Prospectus. The summary is qualified by reference to the more complete information contained in this Proxy Statement and Prospectus, and in the EXHIBITS attached to or included with this document. Please read this entire Proxy Statement and Prospectus carefully.

REASONS FOR THE PROPOSED REORGANIZATION

     Tax-Exempt Income Fund's Board of Trustees has determined that the proposed Reorganization is in the best interests of Tax-Exempt Income Fund and its shareholders. In making this determination, the Trustees considered several relevant factors, including (i) the fact that Tax-Exempt Income Fund shareholders will be subject to lower Rule 12b-1 fees from the Closing until December 23, 1996 or later, (ii) the fact that the Adviser has agreed to reduce the management fee rate applicable to Tax-Free Bond Fund to the same rate applicable to Tax-Exempt Income Fund if the shareholders of Tax-Exempt Income Fund approve the Reorganization, (iii) the fact that the investment objectives and policies of the Funds are substantially similar, (iv) the likelihood that the Reorganization will result in improved economies of scale over time and a corresponding decrease in the total expenses currently borne by Tax-Exempt Income Fund's shareholders, and (v) the fact that combining the Funds' assets into a single portfolio will enable Tax-Free Bond Fund to achieve greater diversification than either Fund is now able to achieve. Tax-Exempt Income Fund's Board of Trustees believes that the Tax-Free Bond Fund shares received in the Reorganization will provide existing Tax-Exempt Income Fund shareholders with substantially the same investment advantages that they currently enjoy at a comparable level of risk. For a more detailed discussion of the reasons for the proposed Reorganization, see "Proposal to Approve the Agreement and Plan of Reorganization -- Reasons for the Proposed Reorganization."

THE FUNDS' EXPENSES

     Both Funds and their shareholders are subject to various fees and expenses. The tables set forth below show the shareholder transaction and operating expenses of Class A and Class B shares of the Funds and the effect of applicable expense limitations. With respect to each Fund, these expenses are based on fees and expenses incurred during the Fund's fiscal year ended December 31, 1995.

TAX-EXEMPT INCOME FUND


                                                           Class A        Class B
                                                           Shares         Shares
                                                           -------        -------
SHAREHOLDER TRANSACTION EXPENSES
Maximum sales charge imposed on purchases
    (As a percentage of offering price)................     4.50%*        None
Maximum sales charge imposed on reinvested
    dividends..........................................     None          None
Maximum deferred sales charge..........................     None*         5.00%
Redemption fee ........................................     None          None
Exchange fee...........................................     None          None

ANNUAL FUND OPERATING EXPENSES
    (As a percentage of average net assets)
Management fee.........................................     0.55%         0.55%
12b-1 fee **...........................................     0.30%         1.00%
Other expenses***......................................     0.20%         0.20%
Total Fund operating expenses..........................     1.05%         1.75%


  * No sales charge is payable at the time of purchase on investments in Class A shares of $1 million or more, but a contingent deferred sales charge may be imposed on these investments in the event of certain redemption transactions within 12 months after the end of the calendar month in which the purchase was made.


 ** The amount of the 12b-1 fee used to cover service expenses will be up to 0.25% of the Fund's average net assets, and the remaining portion will be used to cover distribution expenses.

*** Other Expenses include transfer agent, legal, audit, custody and other expenses.


     - Redemption by wire fee (currently $4.00) not included.

TAX-FREE BOND FUND




                                                                                           Class A       Class B
                                                                                           Shares        Shares
                                                                                           -------       -------
SHAREHOLDER TRANSACTION EXPENSES
Maximum sales charge imposed on purchases
    (As a percentage of offering price)................................................     4.50%*        None
Maximum sales charge imposed on reinvested
    dividends..........................................................................     None          None
Maximum deferred sales charge..........................................................     None*         5.00%
Redemption fee-........................................................................     None          None
Exchange fee...........................................................................     None          None

ANNUAL FUND OPERATING EXPENSES
    (As a percentage of average net assets)
Management fee (net of limitation)**...................................................     0.43%         0.43%
12b-1 fee (net of limitation-Class B shares)***........................................     0.15%         0.90%
Other expenses****.....................................................................     0.27%         0.27%
Total Fund operating expenses
    (net of limitation)*****...........................................................     0.85%         1.60%
                                                                                            ----          ----

* No sales charge is payable at the time of purchase on investments in Class A shares of $1 million or more, but for these investments a contingent deferred sales charge may be imposed in the event of certain redemption transactions within 12 months after the end of the calendar month in which the purchase was made.

 ** In the absence of the Adviser's and the Fund's agreement not to impose a portion of the management fee, the fee would have been 0.55% of average annual net assets.

 *** The amount of the 12b-1 fee for Class B shares used to cover service expenses will be up to 0.25% of the Fund's average net assets, and the remaining portion will be used to cover distribution expenses.

 **** Other Expenses include transfer agent, legal, audit, custody and other expenses.

 ***** Total Fund operating expenses in the table reflect voluntary limitations by the Adviser and the Fund's distributor. Without such limitations the total Fund operating expenses of Class A shares and Class B shares would be 0.97% and 1.72%, respectively

   -    Redemption by wire fee (currently $4.00) not included.


TAX-FREE BOND FUND (PRO FORMA)

         The table set forth below shows the pro forma operating expenses of Class A and Class B shares of Tax-Free Bond Fund which assumes (i) that the Reorganization took place on December 31, 1995; (ii) that the Rule 12b-1 fee for Class A shares was 0.25%;

(iii) that the Adviser has reduced the management fee to the same rate as that of Tax-Exempt Income Fund; and (iv) that the Fund's distributor is paid the entire amount of the Class B Rule 12b-1 fee.



                                                                 Class A       Class B
                                                                 Shares        Shares
                                                                 -------       -------
ANNUAL FUND OPERATING EXPENSES
    (As a percentage of average net assets)
Management fee ...............................................    0.55%         0.55%
12b-1 fee*....................................................    0.25%         1.00%
Other expenses**..............................................    0.21%         0.21%
Total Fund operating expenses
    (net of reductions).......................................    1.01%         1.76%
                                                                  ----          ----

  * The amount of the 12b-1 fee used to cover service expenses will be up to 0.25% of the Fund's average net assets attributable to Class A and Class B shares, respectively, and any remaining portion (up to 0.75% with respect to Class B shares) will be used to cover distribution expenses.

 **   Other expenses include transfer agent, legal, audit, custody and other expenses.


        If the Reorganization is consummated, the actual total operating expenses of Class A and Class B shares of Tax-Free Bond Fund may vary from the pro forma operating expenses indicated above due to changes in the net asset values of Tax-Exempt Income Fund and/or Tax-Free Bond Fund between December 31, 1995 and the Closing Date (defined below).

EXAMPLE

         The following example illustrates the expenses you would pay on a $1,000 investment under the existing fees for Class A and Class B shares of each of Tax-Exempt Income Fund and Tax-Free Bond Fund and under the pro forma fees if the Reorganization had occurred on December 31, 1995. The example assumes (1) a 5% annual return and (2) redemption at the end of each time period.


                  Class A              Class B
                  Shares               Shares               Class A                Class B              Pro              Pro
                Tax-Exempt           Tax-Exempt             Shares                 Shares              Forma            Forma
                  Income               Income              Tax-Free               Tax-Free            Class A          Class B
                   Fund                 Fund                 Bond                   Bond              Shares           Shares
                ----------           ----------            --------               --------            -------          -------

 1 year           $ 55                 $ 68                  $ 53                   $ 66                $ 55             $ 68
 3 years            77                   85                    71                     80                  76               85
 5 years           100                  115                    90                    107                  98              115
10 years           167                  188                   145                    170                 163              188

         Assuming there is no redemption at the end of each time period, the expenses you would pay on the same investment would be as follows:

              Class B
              Shares               Class B               Pro
            Tax-Exempt             Shares               Forma
              Income              Tax-Free             Class B
               Fund              Bond Fund              Shares
            ----------           ----------           ---------
 1 year       $ 18                 $ 16                  $ 18
 3 years        55                   50                    55
 5 years        95                   87                    95
10 years       188                  170                   188


         The purpose of this example and the tables set forth above is to help you understand the various costs and expenses of investing in each of the Funds and what the costs would be had the Reorganization already occurred. The example above should not be considered a representation of future expenses of the Funds or of Tax-Free Bond Fund after the Reorganization. Actual expenses may vary from year to year and may be higher or lower than those shown above.


THE FUNDS' INVESTMENT ADVISER

        John Hancock Advisers, Inc. acts as investment adviser to both Tax-Exempt Income Fund and Tax-Free Bond Fund.

BUSINESS OF TAX-EXEMPT INCOME FUND

         Tax-Exempt Income Fund is a diversified open-end management investment company organized as a Massachusetts business trust in 1976. As of December 31, 1995, Tax-Exempt Income Fund's net assets were $504,377,839.

         All investment decisions for Tax-Exempt Income Fund are made by Mr. Thomas C. Goggins, the Fund's portfolio manager. Mr. Goggins will continue to make all investment decisions for the Fund until the Reorganization.

BUSINESS OF TAX-FREE BOND FUND

         Tax-Free Bond Fund is a diversified open-end management investment company organized as a Massachusetts business trust in 1989. As of December 31, 1995, Tax-Free Bond Fund's net assets were $195,621,071.

        Mr. Thomas C. Goggins is Senior Vice President of the Adviser and portfolio manager of the Fund. Mr. Goggins heads up the Adviser's team of municipal managers and analysts.

COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES OF TAX-EXEMPT INCOME FUND AND TAX-FREE BOND FUND

         Tax-Exempt Income Fund's investment objective is non-fundamental and may be changed by a vote of the Fund's Board of Trustees without shareholder approval. Tax-Free Bond Fund's investment objective is fundamental and may not be changed without shareholder approval.

         In considering whether to approve the Reorganization, you should consider any differences between the two Funds' investment policies. For a discussion of the risks associated with an investment in the Funds, see "Risk Factors and Special Considerations."


                                  TAX-EXEMPT INCOME FUND            TAX-FREE BOND FUND
Investment Objective:             The Fund seeks to provide         The Fund seeks to obtain as
                                  as high a level of dividend       high a level of interest
                                  income exempt from Federal        income exempt from Federal
                                  income tax as is consistent       income taxes as is consistent
                                  with preservation of capital      with preservation of capital.
                                  and the Fund's requirements
                                  for liquidity.


Primary Investments:  The types of                               The types of
                      securities in                              securities in
                      which the Fund                             which the Fund
                      may invest include:                        may invest include:

                      (1)  municipal bonds                       (1) municipal bonds, notes and
                      and other securities                       commercial paper, the interest
                      (including certain                         on which is exempt from Federal
                      industrial                                 income taxes, including debt
                      development or private                     obligations issued by or on behalf of
                      activity bonds) the                        the states, territories and possessions
                      interest on which is,                      of the United States;  the District of
                      at the time of issue,                      Columbia; and the political subdivisions,
                      excludable from gross                      agencies or instrumentalities thereof
                      income for Federal                         ("Municipal Obligations"); and
                      income tax purposes
                      ("Tax-Exempt Bonds")
                      and short-term municipal
                      debt instruments ("Short-
                      Term  Municipals");
                      and


                      (2) cash, receivables and                  (2) pending investment
                      short-term taxable investments             in Municipal Obligations
                      such as (a) U.S.Treasury                   and to meet redemption requests,
                      obligations,(b) obligations of             private activity bonds (the
                      agencies and instrumentalities             interest on which may be treated
                      of the U.S.Government and (c)              as a tax preference item under
                      money market instruments                   the Federal alternative minimum
                      ("Short-Term Taxable Investments).         tax) and in taxable money market
                                                                 securities including (a) obligations
                                                                 issued or guaranteed by the U.S.
                                                                 Government, its agencies,
                                                                 instrumentalities or authorities,
                                                                 (b) corporate debt securities,
                                                                 (c) commercial paper,
                                                                 (d) certificates of


                                                                   deposit of domestic banks
                                                                   with assets of $1 billion
                                                                   or more, and (e) repurchase
                                                                   agreements secured by U.S.
                                                                   Government securities ("Taxable
                                                                   Securities").


Investment Policies:  (1) At least 85% of the                      (1) At least 80% of the Fund's
                      Fund's total assets will                     total assets will be invested
                      consist of Tax-Exempt Bonds,                 in Municipal Obligations;
                      the interest on which is not
                      treated as a tax preference
                      item under the Federal
                      alternative minimum tax;

                      (2) At least 65% of the                      (2) At least 65% of the
                      Fund's investments in                        Fund's total assets will
                      (a) Tax-Exempt Bonds                         normally be invested in
                      will be rated in the three                   municipal bonds rated at
                      highest ratings by an NRSRO                  least investment grade by
                      and (b) Short-Term Municipals                an NRSRO or, if unrated,
                      will be rated within the three               determined by the Adviser
                      highest ratings by an NRSRO;                 to be of comparable quality;

                      (3) No more than 15% of the                  (3) no more than 20% of the
                      Fund's total assets will consist             Fund's total assets will be
                      of Short-Term Taxable Investments;           invested in Taxable Securities
                      and no more than 25% of the Fund's           except that, for temporary
                      total assets will be invested in             defensive purposes, up to 100%
                      Short-Term Municipals.                       of the Fund's total assets may
                                                                   be invested in taxable money
                                                                   market certificates rated in
                                                                   the three highest ratings by
                                                                   an NRSRO or, if unrated,
                                                                   determined by the Adviser
                                                                   to be of comparable quality.




                      (4) Up to 35% of the Fund's                  (4)  Up to 35% of the Fund's
                      total assets may be invested                 total assets may be invested
                      in Tax-Exempt Bonds rated B                  in municipal bonds and notes rated
                      or better by an NRSRO and up                 B or better by an NRSRO or, if
                      to 20% of the Fund's assets                  unnrated, determined by the
                      may be invested in unrated                   Adviser to be of comparable
                      long-term Tax-Exempt Bonds                   quality.
                      determined by the Adviser to
                      be of comparable quality to
                      the ratings described above.

                      (5) No corresponding requirement.            (5) No more than 25% of the
                                                                   Fund's total assets may be
                                                                   invested in industrial
                                                                   development or pollution
                                                                   control bonds which are
                                                                   dependent, directly or
                                                                   indirectly, on the
                                                                   revenues or credit of
                                                                   private entities in any
                                                                   one industry;

                      (6) The Fund's average                       (6) There is no limit on
                      portfolio maturity ranges                    the Fund's average portfolio
                      from 20 to 25 years.                         maturity.


Investment
Restrictions:  The investment restrictions applicable to Tax-Free Bond Fund are substantially similar to or more restrictive than those of Tax-Exempt Income Fund,except as noted below:

                      (1) The Fund may not borrow                  (1) The Fund may not borrow
                      money, except from banks as                  money, except from banks as
                      a temporary measure and not                  a temporary or emergency
                      to exceed 5% of the Fund's total             measure and not to exceed 15%
                      assets.                                      of the Fund's total assets.


                      (2) The Fund may not purchase                (2) The Fund may not invest
                      restricted securities.                       more than 10% of its assets
                                                                   in restricted securities.

Other Investments     The Fund may invest up to                    The Fund may purchase tax-exempt
                      5% of its assets in certificates             participation interests and
                      of participation in municipal lease          municipal lease obligations, lend
                      obligations, lend portfolio                  its portfolio securities, enter
                      securities, enter into repurchase            into repurchase agreements, purchase
                      agreements, purchase securities on           restricted and illiquid securities,
                      a forward commitment or when-issued          purchase securities on a when-issued
                      basis, buy and sell municipal bond           or forward commitment basis, buy and
                      index futures contracts, interest            sell call and put options on debt
                      rate futures contracts and related           securities in which it may invest and
                      options, invest in variable rate             on indices composed of debt securities
                      and floating rate obligations and            in which it may invest, take straddle positions,
                      engage in short-term trading.                buy and sell interest rate and municipal
                                                                   bond index futures contracts and options
                                                                   on such contracts, and invest in variable
                                                                   and floating rate instruments.



FORM OF ORGANIZATION

     Tax-Exempt Income Fund is a Massachusetts business trust organized in 1976. Tax-Free Bond Fund is a Massachusetts business trust organized in 1989. Both Funds have authorized and outstanding Class A and Class B shares. After the Reorganization, Tax-Exempt Income Fund's Class A and Class B shareholders will become Class A and Class B shareholders, respectively, of Tax-Free Bond Fund and therefore will become subject to Tax-Free Bond

Fund's Declaration of Trust ("Declaration of Trust"). Although there are some differences between the provisions applicable to each Fund, the only material differences in shareholder rights are as follows: (i) the Trustees of Tax-Exempt Income Fund have a greater ability to amend the Fund's
Declaration of Trust without shareholder approval than do the Trustees of Tax-Free Bond Fund, although the Trustees in both cases are subject to similar limitations, and (ii) Tax-Exempt Income Fund's Declaration of Trust requires the affirmative vote of a higher percentage of shareholders to approve a merger, consolidation or sale of all or substantially all of the assets of the Fund or to approve the termination of the Fund than does the Declaration of Trust of Tax-Free Bond Fund.

     Each share of a class of each Fund represents an equal proportionate interest in the assets belonging to that Fund. The shares of each Fund's classes represent an interest in the same portfolio of investments of that Fund that are allocated to that class. Except as stated below, each Fund's classes have equal rights as to voting, redemption, dividends and liquidation. Each class bears different distribution and transfer agent fees and may bear other expenses properly attributable to that class. Shareholders of each Fund's classes have exclusive voting rights with respect to the Rule 12b-1 distribution plan relating to their respective class of shares.

SALES CHARGES AND DISTRIBUTION AND SERVICES FEES

     Sales Charges. Both Funds impose an initial sales charge on Class A shares as described above in the table under the caption "The Funds' Expenses." An initial sales charge does not apply to Class A shares acquired through the reinvestment of dividends from net investment income or capital gain distributions.

     Tax-Free Bond Fund Class A Shares acquired by Tax-Exempt Income Fund's Class A shareholders pursuant to the Reorganization will not be subject to any initial sales charge or contingent deferred sales charge ("CDSC") at the time of the Reorganization but will remain subject to any applicable CDSC upon redemption of those shares.

Tax-Free Bond Fund and Tax-Exempt Income Fund do not impose an initial sales charge on Class B shares. However, Class B shares redeemed within six years of purchase will be subject to a CDSC at the rates set forth below. This CDSC will be assessed on an amount equal to the lesser of the current market value or the original purchase cost of the Class B shares being redeemed. Accordingly, Class B shareholders will not be assessed a CDSC on an increase in account value above the initial purchase price, including shares derived from reinvested dividends. The amount of the CDSC, if any, will vary depending on the number of years from the time the Class B shares were purchased until the time they are redeemed, as follows:



Year in Which Class B                    The CDSC as a Percentage
   Shares Redeemed                           of Dollar Amount
 Following Purchase                           Subject to CDSC
---------------------                    ------------------------
       First                                       5.0%
       Second                                      4.0%
       Third                                       3.0%
       Fourth                                      3.0%
       Fifth                                       2.0%
       Sixth                                       1.0%
       Seventh and thereafter                      None

     Class B shares of Tax-Free Bond Fund acquired by Tax-Exempt Income Fund's Class B shareholders pursuant to the Reorganization will not be subject to any CDSC at the time of the Reorganization, but will remain subject to any CDSC applicable upon redemption of these shares. For purposes of computing the CDSC payable upon redemption of Class B shares of Tax-Free Bond Fund acquired pursuant to the Reorganization and the schedule for automatic conversion of Class B shares into Class A shares, the holding period of the Tax-Exempt Income Fund Class B shares will be added to that of the Tax-Free Bond Fund Class B shares acquired in the Reorganization.

     Distribution and Service Fees. Both Funds have adopted distribution plans pursuant to Rule 12b-1 under the Investment Company Act. Under these plans, each Fund may pay fees to John Hancock Funds, Inc. ("John Hancock Funds") to reimburse distribution and service expenses incurred in connection with the Funds' Class A shares. With respect to Tax-Exempt Income Fund Class A shares, these fees are payable at an annual rate of up to 0.30% of the average daily net assets of the Fund attributable to Class A shares. With respect to Tax-Free Bond Fund Class A shares, these fees are payable at an annual rate of up to 0.15% of the average daily net assets of the Fund attributable to Class A shares. Of the fee payable by each Fund, up to 0.25% and 0.15%, respectively, of the net assets of Tax-Exempt Income Fund and Tax-Free Bond Fund attributable to Class A shares may be used for service expenses and any remainder for distribution expenses. The fee with respect to Tax-Free Bond Fund Class A shares will increase to 0.25% on or after December 23, 1996 if the shareholders of Tax-Free Bond Fund approve the increase at their June 1996 special meeting of shareholders.

     In addition, under the plans, each Fund may pay fees to John Hancock Funds to reimburse it for distribution and service expenses incurred in connection with Class B shares. With respect to Tax-Exempt Income Fund's Class B shares, these fees are payable at an annual rate of up to 1.00% of the average daily net assets of the Fund attributable to Class B shares. With respect to Tax-Free
Bond Fund Class B shares, these fees are also payable at an annual rate of up to 1.00% of the average daily net assets of the

Fund attributable to Class B shares; however, the Fund and John Hancock
Funds have agreed to limit the payment of expenses pursuant to the Tax-Free Bond Fund's Class B plan to 0.90%. Of the fee payable by each Fund, up to 0.25% of the net assets of each Fund attributable to Class B shares may be used for service expenses and the remainder for distribution expenses. The agreement with John Hancock Funds to limit the payment of Class B Rule 12b-1 fees to 0.90% will terminate on or after December 23, 1996, after which the fee with respect to Tax-Free Bond Fund Class B shares will increase to 1.00%.

PURCHASES AND EXCHANGES

     Shares of each Fund may be purchased through certain broker-dealers and through John Hancock Funds at the public offering price, which is based on the next determined net asset value per share, plus any applicable sales charge. The minimum initial investment in shares of each Fund is $1,000 ($250 for group investments and, with respect to Tax-Free Bond Fund, retirement plans). In anticipation of the Reorganization, after the Record Date, no new accounts may be opened in Tax-Exempt Income Fund. Existing shareholders of Tax-Exempt Income Fund may continue to acquire shares of the Fund after the Record Date by direct purchase, through a monthly automatic accumulation plan or through the reinvestment of dividends and distributions.

     Shareholders of each Fund may exchange their shares at net asset value for shares of the same class, if applicable, of other John Hancock funds. For this purpose, the shares of John Hancock funds with only one class of shares are treated as Class A shares whether or not they have been so designated. Shares of any fund acquired by exchange that are subject to a CDSC will incur the CDSC upon redemption. The rate of this charge will be the rate in effect for the exchanged shares at the time of the exchange (except that exchanges into John Hancock Short-Term Strategic Income Fund, John Hancock Limited Term Government Fund and John Hancock Intermediate Maturity Government Fund will be subject to the initial fund's CDSC). The exchange privilege is available only in states where the exchange can be made legally.

MANAGEMENT FEES

         Tax-Exempt Income Fund pays management fees to the Adviser as follows:


                  Net Asset Value                                      Annual Rate
                  ---------------                                      -----------
                  First $500,000,000                                      0.55%
                  Next $500,000,000                                       0.50%
                  Amount over $1,000,000,000                              0.45%

     During the fiscal year ended December 31, 1995, Tax-Exempt Income Fund paid investment management fees of $2,683,990 to the Adviser.

        Tax-Free Bond Fund pays management fees to the Adviser equal to 0.55% of the Fund's average daily net asset value. During the fiscal year ended December 31, 1995, Tax-Free Bond Fund paid investment management fees of $1,048,120 to the Adviser.

DISTRIBUTION PROCEDURES

     It is the policy of both Funds to declare dividends daily and to pay dividends monthly from net investment income. Each Fund also distributes annually all of its other taxable income, including any net short-term and long-term capital gains it has realized. Tax-Exempt Income Fund will make, immediately prior to the Closing Date (as defined below), a distribution of any net income and net realized capital gains it has not yet distributed.

REINVESTMENT OPTIONS

     Unless an election is made to receive cash, the shareholders of both Funds automatically reinvest all of their respective dividends and capital gain distributions in additional shares of the same class of the same Fund. These reinvestments are made at the net asset value per share and are not subject to any sales charge.

REDEMPTION PROCEDURES

     Shares of both Funds may be redeemed on any business day at a price equal to the net asset value of the shares next determined after receipt of a redemption request in good order, less any applicable CDSC. Alternatively, shareholders of both Funds may sell their shares through securities dealers, who may charge a fee. Redemptions and repurchases of Class B shares and certain Class A shares of each Fund are subject to the applicable CDSC, if any. Class A and Class B shares of Tax-Exempt Income Fund may be redeemed up to and including the Closing Date (as defined below).

REORGANIZATION

     Effect of the Reorganization. Pursuant to the terms of the Agreement, the proposed Reorganization will consist of the acquisition by Tax-Free Bond Fund of all the assets of Tax-Exempt Income Fund in exchange solely for (i) the assumption by Tax-Free Bond Fund of all the liabilities of Tax-Exempt Income Fund and (ii) the issuance of Tax-Free Bond Fund Class A and Class B Shares equal to the value of these assets, less the amount of these liabilities, to Tax-Exempt Income Fund. As part of the liquidation process, Tax-Exempt Income Fund will immediately distribute to its shareholders these Tax-Free Bond Fund Shares in exchange for their shares of Tax-Exempt Income Fund. Consequently, Class A shareholders of Tax-Exempt Income Fund will become Class A shareholders of Tax-Free Bond Fund and Class B shareholders of Tax-Exempt Income Fund will become Class B shareholders of Tax-Free Bond Fund. After completion of the Reorganization, the existence of Tax-Exempt Income Fund will be terminated.

     The Reorganization will become effective as of 5:00 p.m. on the closing date, scheduled for May 3, 1996, or another date on or before December 31, 1996 as authorized representatives of the Funds may agree (the "Closing Date"). The Tax-Free Bond Fund Class A shares issued to Tax-Exempt Income Fund for distribution to Tax-Exempt Income Fund's Class A shareholders will have an aggregate net asset value equal to the aggregate net asset value of Tax-Exempt Income Fund's Class A shares. Similarly, the Tax-Free Bond Fund Class B shares issued to Tax-Exempt Income Fund for distribution to Tax-Exempt Income Fund's Class B shareholders will have an aggregate net asset value equal to the aggregate net asset value of Tax-Exempt Income Fund's Class B shares. For purposes of the Reorganization, the Funds' respective asset values will be determined as of the close of business (4:00 p.m. Eastern Time) on the Closing Date.

     The Board of Trustees of Tax-Exempt Income Fund, including the trustees who are not "interested persons" of either Fund or the Adviser (the "Independent Trustees"), approved the Reorganization, and determined that it was in the best interests of Tax-Exempt Income Fund and that the interests of Tax-Exempt Income Fund's shareholders would not be diluted as a result of the Reorganization. Similarly, the Board of Trustees of Tax-Free Bond Fund, including the Trustees not affiliated with either Fund or the Adviser, approved the Reorganization, and determined that it was in the best interests of Tax-Free Bond Fund and that the interests of Tax-Free Bond Fund's shareholders would not be diluted as a result of the Reorganization.

TAX CONSIDERATIONS

     The consummation of the Reorganization is subject to the receipt of an opinion of Hale and Dorr, counsel to the Funds, satisfactory to each Fund, which will provide generally (as more specifically set forth in the Agreement) that with respect to the transfers and exchanges comprising the Reorganization:

     (a) The acquisition by Tax-Free Bond Fund of all of the assets of Tax-Exempt Income Fund will constitute a "reorganization" within the meaning of
Section 368(a) of the Code, and Tax-Exempt Income Fund and Tax-Free Bond Fund will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code;

     (b) no gain or loss will be recognized by Tax-Exempt Income Fund upon (i) the transfer of all of its assets to Tax-Free Bond Fund and (ii) the distribution by Tax-Exempt Income Fund of these Tax-Free Bond Fund Shares to the shareholders of Tax-Exempt Income Fund;

     (c) no gain or loss will be recognized by Tax-Free Bond Fund upon the receipt of Tax-Exempt Income Fund's assets;

     (d) the basis of the assets of Tax-Exempt Income Fund acquired by Tax-Free Bond Fund will remain the same as immediately prior to the transfer;

     (e) the tax holding period of the assets of Tax-Exempt Income Fund in the hands of Tax-Free Bond Fund will include Tax-Exempt Income Fund's tax holding period for those assets;

     (f) the shareholders of Tax-Exempt Income Fund will not recognize gain or loss upon the exchange of their shares of Tax-Exempt Income Fund solely for Tax-Free Bond Fund Shares in the Reorganization;

     (g) the basis of the Tax-Free Bond Fund Shares received by Tax-Exempt Income Fund shareholders in the Reorganization will be the same; and

     (h) the tax holding period of the Tax-Free Bond Fund Shares received by Tax-Exempt Income Fund shareholders will include the tax holding period of Tax-Exempt Income Fund shares that were held as capital assets.

THE MEETING

     Time, Place and Date. The Meeting will be held on Thursday, May 2, 1996, at 101 Huntington Avenue, Boston, Massachusetts 02199, at 9:00 a.m., Boston time.

RECORD DATE

     The Record Date for determining shareholders entitled to notice of and to vote at the Meeting is March 6, 1996.

VOTE REQUIRED

     Approval of the Agreement by the shareholders of Tax-Exempt Income Fund requires the affirmative vote of a majority of the shares of Tax-Exempt Income Fund outstanding and entitled to vote. For this purpose, a majority of the outstanding shares of Tax-Exempt Income Fund means the vote of the lesser of (i) 67% or more of the shares present at the Meeting, if the holders of more than 50% of the shares of the Fund are present or represented by proxy, or (ii) more than 50% of the outstanding shares of the Fund ("Majority Shareholder Vote"). The Reorganization does not require the approval of Tax-Free Bond Fund's shareholders. See "Proposal to Approve the Agreement and Plan of Reorganization--Voting Rights and Required Vote."

                     RISK FACTORS AND SPECIAL CONSIDERATIONS

     Please see the Tax-Free Bond Fund Prospectus and the Tax-Exempt Income Fund Prospectus for a more complete description of each Fund's investment objectives and policies, as well as their risk factors. In deciding whether to approve the Reorganization, you should consider the similarities and differences between the Funds' investment objectives, policies and risk factors.

     The investment objectives and policies of the Funds are substantially similar. For this reason, the risks associated with an investment in the Funds are substantially similar. Each Fund invests primarily in municipal bonds and other securities whose interest is exempt from Federal income taxes. Under normal circumstances, at least 80% of Tax-Free Bond Fund's total assets will be invested in these securities and 85% of Tax-Exempt Income Fund's total assets will be invested in these securities.

     Tax-Exempt Income Fund may invest up to 35% of its total assets in municipal securities and Tax-Free Bond Fund may invest up to 35% of its total assets in municipal bonds and notes rated B or better by an NRSRO or, if not rated, determined by the Adviser to be of comparable quality. These investments are considered speculative and are commonly called "junk bonds." While generally providing greater income than investments in higher quality securities, these investments involve greater risk of principal and income loss, including the possibility of default. These investments may have greater price volatility, especially during periods of economic uncertainty or changes. Bonds rated B are currently meeting debt service requirements but provide a limited margin of safety and are vulnerable to default in the event of adverse business, financial or economic conditions. In addition, the market for these bonds may be less liquid than the market for higher rated securities. Therefore, the Adviser's judgment at times plays a greater role in the performance and valuation of investments in these investments.

     Up to 20% of Tax-Free Bond Fund's total assets may be invested in securities that are taxable, while only up to 15% of Tax-Exempt Income Fund's total assets may be so invested.

     There is no limit on Tax-Free Bond Fund's average portfolio maturity. Tax-Exempt Income Fund's average portfolio maturity ranges from 20 to 25 years. Generally, the longer the average portfolio maturity, the greater will be the impact of interest rate fluctuations on the value of that Fund's assets and net asset value per share.

     Tax-Free Bond Fund may buy and sell covered call and put options on debt securities in which it may invest, and on indices composed of debt securities in which it may invest. The Fund may also sell straddles, which are combinations of put and call options on the same security. The Fund may make these investments to hedge its exposure to changing interest rates and security prices. Options are derivative instruments and may involve certain risks. If the Adviser applies a hedge at an inappropriate time or judges market conditions incorrectly, options may lower the Fund's return. If option prices are not correctly correlated with the Fund's other investments or if the Fund is not able to close out its positions, the Fund may experience losses. Also, options do not pay interest but may produce taxable gains or losses. Tax-Exempt Income Fund may not invest in these options or straddles.

                       INFORMATION CONCERNING THE MEETING

SOLICITATION, REVOCATION AND USE OF PROXIES

     The presence at the meeting of a majority of Tax-Exempt Income Fund's outstanding shares entitled to vote will be considered a quorum for the transaction of business. A Tax-Exempt Income Fund shareholder executing and returning a proxy has the power to revoke it at any time before it is exercised, by filing a written notice of revocation with Tax-Exempt Income Fund's transfer agent, Investor Services, P.O. Box 9116, Boston, Massachusetts 02205-9116, or by returning a duly executed proxy with a later date before the time of the Meeting. Any shareholder who has executed a proxy but is present at the Meeting and wishes to vote in person may revoke his or her proxy by notifying the Secretary of Tax-Exempt Income Fund (without complying with any formalities) at any time before it is voted. Presence at the Meeting alone will not serve to revoke a previously executed and returned proxy.

     If a quorum is not present in person or by proxy at the time any session of the Meeting is called to order, the persons named as proxies may vote those proxies that have been received to adjourn the Meeting to a later date. If a quorum is present but there are not sufficient votes in favor of the Proposal, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies with respect to the Proposal. Any adjournment will require the affirmative vote of a majority of the shares of Tax-Exempt Income Fund, represented in person or by proxy, at the session of the Meeting to be adjourned. If an adjournment of the Meeting is proposed because there are not sufficient votes in favor of the Reorganization, the persons named as proxies will vote those proxies in favor of the Reorganization in favor of adjournment, and will vote those proxies against the Reorganization against adjournment.

     In addition to the solicitation of proxies by mail or in person, Tax-Exempt Income Fund may also arrange to have votes recorded by telephone by officers and employees of the Fund or by personnel of the Adviser or Investor Services. The telephone voting procedure is designed to authenticate a shareholder's identity, to allow a shareholder to authorize the voting of shares in accordance with the shareholder's instructions and to confirm that the voting instructions have been properly recorded. If these procedures were subject to a successful legal challenge, these telephone votes would not be counted at the Meeting. The Fund has not sought to obtain an opinion of counsel on this matter and is unaware of any challenge at this time. A shareholder will be called on a recorded line at the telephone number in the Fund's account records and will be asked the shareholder's Social Security number or other identifying information. The shareholder will then be given an opportunity to authorize proxies to vote his or her shares at the Meeting in accordance with the shareholder's instructions. To ensure that the shareholder's instructions have been recorded correctly, the shareholder will also receive a confirmation of the voting instructions in the mail. A special toll-free number will be available in case the voting information contained in the confirmation is incorrect. If the shareholder decides after voting by telephone to attend the Meeting, the shareholder can revoke the proxy at that time and vote the shares at the Meeting.

OUTSTANDING SHARES AND COMMON STOCK

     At the close of business on March 6, 1996, _______ Class A and _______ Class B shares of beneficial interest of Tax-Exempt Income Fund were outstanding and entitled to vote. Only Tax-Exempt Income Fund shareholders of record at the close of business on March 6, 1996 (the "Record Date") are entitled to notice of and to vote at the Meeting and any adjournment of the Meeting. As of March 6, 1996, _______ Class A and _______ Class B shares of beneficial interest of Tax-Free Bond Fund were outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF
TAX-EXEMPT INCOME FUND AND TAX-FREE BOND FUND

     To the knowledge of Tax-Exempt Income Fund, as of February 15, 1996, the following persons owned of record or beneficially 5% or more of the outstanding Class A shares of beneficial interest of Tax-Exempt Income Fund:
---------------------.

     To the knowledge of Tax-Exempt Income Fund, as of February 15, 1996, the following persons owned of record or beneficially 5% or more of the outstanding Class B shares of beneficial interest of Tax-Exempt Income Fund:
---------------------.

     To the knowledge of Tax-Free Bond Fund, as of February 15, 1996, the following persons owned of record or beneficially 5% or more of the outstanding Class A shares of beneficial interest of Tax-Free Bond Fund: _______.

     To the knowledge of Tax-Free Bond Fund, as of February 15, 1996, the following persons owned of record or beneficially 5% or more of the outstanding Class B shares of beneficial interest of Tax-Free Bond Fund: _______.

     As of March 6, 1996, the Trustees and officers of Tax-Exempt Income Fund, as a group, owned in the aggregate less than 1% of the outstanding shares of beneficial interest of Tax-Exempt Income Fund. As of March 6, 1996, the Trustees and officers of Tax-Free Bond Fund, as a group, owned in the aggregate less than 1% of the outstanding Class A and Class B shares of beneficial interest of Tax-Free Bond Fund.

                       PROPOSAL TO APPROVE THE AGREEMENT
                           AND PLAN OF REORGANIZATION

GENERAL

     The shareholders of Tax-Exempt Income Fund are being asked to approve the Agreement, a copy which is attached as EXHIBIT B. The Reorganization will consist of: (a) the transfer of all of Tax-Exempt Income Fund's assets to Tax-Free Bond Fund, in exchange solely for the issuance of Tax-Free Bond Fund Shares to Tax-Exempt Income Fund and the assumption of Tax-Exempt Income Fund's liabilities by Tax-Free Bond Fund, (b) the subsequent distribution by Tax-Exempt Income Fund, as part of its liquidation, of the Tax-Free Bond Fund Shares to Tax-Exempt Income Fund's shareholders and (c) the termination of Tax-Exempt Income Fund's existence. The Tax-Free Bond Fund Class A shares issued upon the consummation of the Reorganization will have an aggregate net asset value equal to the aggregate net asset value of the assets attributable to Tax-Exempt Income Fund's Class A shares, less liabilities attributable to Tax-Exempt Income Fund's Class A shares. Similarly, the Tax-Free Bond Fund Class B shares issued upon the consummation of the Reorganization will have an aggregate net asset value equal to the aggregate net asset value of the assets attributable to Tax-Exempt Income Fund's Class B shares, less liabilities attributable to Tax-Exempt Income Fund's Class B shares. As noted above, the asset values of Tax-Exempt Income Fund and Tax-Free Bond Fund will be determined at the close of business (4:00 p.m. Eastern Time) on the Closing Date for purposes of the Reorganization. See "Description of Agreement" below.

     Pursuant to the Agreement, Tax-Exempt Income Fund will liquidate and distribute the Tax-Free Bond Fund Shares received, as described above, pro rata to the shareholders of record of each class determined as of the close of regular trading on the New York Stock Exchange on the Closing Date. The result of the transfer of assets will be that Tax-Free Bond Fund will add to its portfolio the net assets of Tax-Exempt Income Fund. Class A shareholders of Tax-Exempt Income Fund will become Class A shareholders of Tax-Free Bond Fund, and Class B shareholders of Tax-Exempt Income Fund will become Class B shareholders of Tax-Free Bond Fund.

     The Agreement and the Reorganization were approved by the Board of Trustees of Tax-Exempt Income Fund at a meeting held on December 11, 1995. The Agreement and the Reorganization were approved by the Board of Trustees of Tax-Free Bond Fund at a meeting held on November 28, 1995. In connection with their approval of the Reorganization, the Board of Trustees considered several matters described in greater detail below under the caption "Reasons for the Proposed Reorganization."

REASONS FOR THE PROPOSED REORGANIZATION

     The Board of Trustees of Tax-Exempt Income Fund believes that the proposed Reorganization will be advantageous to the shareholders of Tax-Exempt Income Fund in several respects. The Board of Trustees considered the following matters, among others, in approving the Proposal.

     First, the Board of Trustees believes that it is not advantageous to operate and market Tax-Exempt Income Fund separately from Tax-Free Bond Fund because their investment objectives and policies are substantially similar. By being offered simultaneously, each Fund hinders the other Fund's potential for asset growth.

     Second, the Board of Trustees considered that shareholders may be better served by a fund offering greater diversification. To the extent that the Funds' assets are combined into a single portfolio and a larger asset base is created as a result of the Reorganization, greater diversification of Tax-Free Bond Fund's investment portfolio can be achieved than is currently possible in either Fund. Greater diversification is expected to be beneficial to shareholders of both Funds because it may reduce the negative effect which the adverse performance of any one security may have on the performance of the entire portfolio.

Third, the Board of Trustees considered the fact that Tax-Free Bond Fund is subject to a higher management fee rate than Tax-Exempt Income Fund. The Board of Trustees also considered, however, the proposal by the Adviser to reduce its management fee rate for the Tax-Free Bond Fund if the Reorganization is approved by Tax-Exempt Income Fund's shareholders to the same rate currently applicable to Tax-Exempt Income Fund. The Board of Trustees believes that the decrease in management fee rate will not result in Tax-Free Bond Fund receiving lower quality of services from the Adviser. The Adviser believes that the merger may result in a lower overall management fee rate for the current fiscal year if the combined assets of Tax-Free Bond Fund remain in excess of $500,000,000.

        Fourth, the Board of Trustees considered the fact that after the Reorganization the assets of Tax-Free Bond Fund attributable to Tax-Exempt Income Fund will be subject to lower Rule 12b-1 fees. The shareholders of Tax-Free Bond Fund will, at their special meeting in June 1996, consider a proposal by John Hancock Funds to increase the Fund's Class A Rule 12b-1 fee from its current rate of 0.15% of average daily net assets of the Fund attributable to the Fund's Class A share to 0.25%, yet this increased fee remains lower than Tax-Exempt Income Fund's current Class A Rule 12b-1 fee of 0.30%. Furthermore, the increase will not take effect until December 23, 1996 or later. In addition, the Board of Trustees of Tax-Exempt Income Fund considered John Hancock Funds' removal of the expense limitation limiting the Class B Rule 12b-1 fee to 0.90% of average net assets of the Fund attributable to Class B shares. As a result, the Class B Rule 12b-1 fee will increase to 1.00%, which is the same Class B Rule 12b-1 fee currently paid by Tax-Exempt Income Fund. The Board of Trustees further considered that the Class B Rule 12b-1 fee adjustment will not occur until December 23, 1996 or later.

     Fifth, the Board of Trustees believes that the Tax-Free Bond Fund Shares received in the Reorganization will provide existing Tax-Exempt Income Fund shareholders with substantially the same investment advantages that they currently enjoy at a comparable level of risk. The Board of Trustees also considered the performance history of each Fund.

        Sixth, a combined fund offers economies of scale that should have a positive effect on the expenses currently borne by Tax-Exempt Income Fund, and hence, indirectly, its shareholders. Both Funds incur substantial costs for accounting, legal, insurance, and custodial and administrative services. The Board of Trustees expects that the Reorganization may result in a decrease over time in the expenses currently borne indirectly by Tax-Exempt Income Fund's shareholders. See expense information in "Summary--the Funds' Expenses."

     The Board of Trustees considered the fact that, from the perspective of Tax-Free Bond Fund, the Reorganization presents an excellent opportunity to acquire assets without the obligation to pay commissions or other similar costs that are normally associated with the purchase of securities. This opportunity provides an economic benefit to Tax-Free Bond Fund and its shareholders.

     The Board of Trustees also considered the fact that the Adviser and John Hancock Funds will receive certain benefits from the Reorganization. The consolidated portfolio management effort might result in time savings for the Adviser and the preparation of fewer prospectuses, reports and regulatory filings. The Trustees, however, believe that this consideration will not amount to a significant economic benefit.

CAPITAL LOSS CARRYOVERS

     As of December 31, 1995, Tax-Exempt Income Fund had capital loss carryovers, as determined for federal income tax purposes, in the aggregate amount of approximately $8,110,320, of which $2,374,664 expires on December 31, 2002, and $5,735,656 expires on December 31, 2003. If the Reorganization does not occur, Tax-Exempt Income Fund may use these capital loss carryovers to offset any net capital gain, which would reduce the amount of net capital gain Tax-Exempt Income Fund would be required to distribute to its shareholders in order to avoid fund level income and/or excise taxes on undistributed capital gain.

     If the Reorganization is consummated, Tax-Free Bond Fund will succeed to and take into account Tax-Exempt Income Fund's capital loss carryovers and will be able to use such carryovers, along with any carryovers it may have, to offset any net capital gain, subject to certain limitations under the Code that may be applicable because of the Reorganization and certain other changes in the past or future share ownership of Tax-Free Bond Fund. These limitations could result in the expiration of all or portions of such carryovers before they are fully used.

UNREIMBURSED DISTRIBUTION AND SHAREHOLDER SERVICE EXPENSES

     The Board of Trustees has determined that, if the Reorganization is consummated, distribution and shareholder service expenses incurred in connection with shares of Tax-Exempt Income Fund, and not reimbursed under Tax-Exempt Income Fund's Rule 12b-1 Plans or through CDSCs, will be reimbursable expenses under Tax-Free Bond Fund's Rule 12b-1 Plans (the "assumption"). However, the maximum aggregate amounts payable during any fiscal year under Tax-Free Bond Fund's Rule 12b-1 Plans (0.25% of average daily net assets attributable to Class A shares and 1.00% of average daily net assets attributable to Class B shares) will not be affected by the assumption.

     With respect to Tax-Free Bond Fund's Class A and Class B shares, the percentage of net assets on a pro forma combined basis that the unreimbursed expenses represent will decrease as a result of the Reorganization and the assumption. As of December 31, 1995 the unreimbursed distribution and shareholder service expenses of

Tax-Free Bond Fund attributable to Class A and Class B shares were $105,329 (.09%) of Tax-Free Bond Fund's net assets attributable to Class A shares and $3,009,952 (3.96%) of Tax-Free Bond Fund's net assets attributable to Class B shares, respectively. As of the same date, the unreimbursed distribution and shareholder service expenses of Tax-Exempt Income Fund attributable to Class A and Class B shares were $495,815 (.01%) attributable to Class A shares and $298,337 (3.52%) of Tax-Exempt Income Fund's net assets attributable to Class B shares, respectively.

     After the Reorganization on a pro forma combined basis, the unreimbursed distribution and shareholder service expenses of Tax-Free Bond Fund attributable to Class A and Class B shares will be $601,144 (0.01% of Tax- Free Bond Fund's pro forma net assets attributable to Class A shares) and 3,299,889 (3.92% of Tax-Free Bond Fund's pro forma net assets attributable to Class B shares), respectively.

     The assumption will have no immediate effect upon the payments made under Tax-Free Bond Fund's Rule 12b-1 Plans. While John Hancock Funds hopes to recover unreimbursed distribution and shareholder service expenses over an extended period of time, Tax-Free Bond Fund is not obligated to assure that these amounts are recouped by John Hancock Funds.

     Unreimbursed distribution and shareholder service expenses do not currently appear as an expense or liability in the financial statements of either Fund, nor will they appear in the financial statements of Tax-Free Bond Fund after the Reorganization until paid or accrued. Even in the event of termination or noncontinuance of Tax-Free Bond Fund's Rule 12b-1 Plans, Tax-Free Bond Fund is not legally committed, and is not required to commit, to the payment of any unreimbursed distribution and shareholder service expenses. For this reason, unreimbursed expenses do not enter into the calculation of a Fund's net asset value or the formula for calculating Rule 12b-1 payments. The staff of the SEC has not approved or disapproved the treatment of the unreimbursed distribution and shareholder service expenses described in this Proxy Statement

BOARDS' EVALUATION AND RECOMMENDATION

     On the basis of the factors described above and other factors, the Board of Trustees, including a majority of the Independent Trustees, determined that the Reorganization is in the best interests of Tax-Exempt Income Fund and that the interests of Tax-Exempt Income Fund's shareholders will not be diluted as a result of the Reorganization. On the same basis, the Board of Trustees of Tax-Free Bond Fund, including a majority of the Independent Trustees determined that the Reorganization is in the best interests of Tax-Free Bond Fund and that the interests of Tax-Free Bond Fund's shareholders will not be diluted as a result of the Reorganization.

     THE TRUSTEES OF JOHN HANCOCK TAX-EXEMPT INCOME FUND RECOMMEND THAT THE SHAREHOLDERS OF JOHN HANCOCK TAX-EXEMPT INCOME FUND VOTE FOR THE PROPOSAL TO APPROVE THE AGREEMENT AND PLAN OF REORGANIZATION.

DESCRIPTION OF AGREEMENT

     The following description of the Agreement is a summary, does not purport to be complete, and is subject in all respects to the provisions of the Agreement, and is qualified in its entirety by reference to the Agreement. A copy of the Agreement is attached to this Proxy Statement and Prospectus as EXHIBIT B and should be read in its entirety. Paragraph references are to appropriate provisions of the Agreement.

     Method of Carrying Out Reorganization. If Tax-Exempt Income Fund shareholders approve the Agreement, the Reorganization will be consummated promptly after the various conditions to the obligations of each of the parties are satisfied (see Agreement, paragraphs 6 through 8). The Reorganization will be completed on the Closing Date.

     On the Closing Date, Tax-Exempt Income Fund will transfer all of its assets to Tax-Free Bond Fund in exchange for Tax-Free Bond Fund Shares with an aggregate net asset value equal to the value of the assets delivered, less the liabilities of Tax-Exempt Income Fund assumed, as of the close of business on the Closing Date (see Agreement, paragraphs 1 and 2).

     The value of Tax-Exempt Income Fund's assets and Tax-Free Bond Fund's net asset values per Class A share and per Class B share will be determined according to the valuation procedures set forth in Tax-Exempt Income Fund's Prospectus and Statement of Additional Information and in the Tax-Free Bond Fund Prospectus, respectively (see "Share Price" in the Tax-Free Bond Fund Prospectus).

     Surrender of Share Certificates. Tax-Exempt Income Fund shareholders whose shares are represented by one or more share certificates should, prior to the Closing Date, either surrender their certificates to Tax-Exempt Income Fund or deliver to Tax-Exempt Income Fund an affidavit with respect to lost certificates, in the form and accompanied by the surety bonds that Tax-Exempt Income Fund may require (collectively, an "Affidavit"). On the Closing Date, all certificates which have not been surrendered will be deemed to be cancelled, will no longer evidence ownership of Tax-Exempt Income Fund's shares and will evidence ownership of

Tax-Free Bond Fund Shares. Shareholders may not redeem or transfer Tax-Free Bond Fund Shares received in the Reorganization until they have surrendered their Tax-Exempt Income Fund share certificates or delivered an Affidavit relating to them. Tax-Free Bond Fund will not issue share certificates in the Reorganization.

     Conditions Precedent to Closing. The obligation of Tax-Exempt Income Fund to consummate the Reorganization is subject to the satisfaction of certain conditions precedent, including the performance by Tax-Free Bond Fund of all acts and undertakings required under the Agreement and the receipt of all consents, orders and permits necessary to consummate the Reorganization (see Agreement, paragraphs 6 through 8).

     The obligation of Tax-Free Bond Fund to consummate the Reorganization is subject to the satisfaction of certain conditions precedent, including Tax-Exempt Income Fund's performance of all acts and undertakings to be performed under the Agreement, the receipt of certain documents and financial statements from Tax-Exempt Income Fund, and the receipt of all consents, orders and permits necessary to consummate the Reorganization (see Agreement, paragraphs 6 through 8).

     The obligations of both parties are subject to the receipt of approval and authorization of the Agreement by the requisite vote of the holders of the outstanding shares of beneficial interest of Tax-Exempt Income Fund in accordance with the provisions of the Fund's Declaration of Trust, as amended, and By-Laws and the receipt of a favorable opinion of Hale and Dorr as to the federal income tax consequences of the Reorganization. (See Agreement, paragraph
8).

     Termination of Agreement. The Agreement may be terminated, whether or not approval of Tax-Exempt Income Fund's shareholders has been obtained, by mutual agreement of the parties. In addition, either party may terminate its obligations under the Agreement at or prior to the Closing Date, because of a material breach by the other party of any representations, warranties or agreements contained in the Agreement, or if a condition precedent in the Agreement has not been met.

     Expenses of the Reorganization. Tax-Free Bond Fund and Tax-Exempt Income Fund will each be responsible for its own expenses incurred in connection with entering into and carrying out the provisions of the Agreement, whether or not the Reorganization is consummated.

     Tax Considerations. The consummation of the Reorganization is subject to the receipt of a favorable opinion of Hale and Dorr, counsel to the Funds, satisfactory to Tax-Exempt Income Fund and Tax-Free Bond Fund and described above under the caption "Summary--Reorganization-Tax Considerations."

VOTING RIGHTS AND REQUIRED VOTE

     Each Tax-Exempt Income Fund share is entitled to one vote. Approval of the Proposal requires an affirmative Majority Shareholder Vote.

     Shares of beneficial interest of Tax-Exempt Income Fund represented in person or by proxy, including shares which abstain or do not vote with respect to the Proposal, will be counted for purposes of determining whether a quorum is present at the Meeting. Accordingly, an abstention from voting has the same effect as a vote against the Proposal. However, if a broker or nominee holding shares in "street name" indicates on the proxy card that it does not have discretionary authority to vote on the Proposal, those shares will not be considered as present and entitled to vote with respect to the Proposal. Accordingly, a "broker non-vote" has no effect on the voting in determining whether the Proposal has been adopted pursuant to clause (i) in the immediately preceding paragraph, provided that the holders of more than 50% of the outstanding shares (excluding the "broker non-votes") are present or represented. However, for purposes of determining whether the Agreement has been adopted pursuant to clause (ii) in the immediately preceding paragraph, a "broker non-vote" has the same effect as a vote against the Proposal because shares represented by a "broker non-vote" are considered to be outstanding shares.

     If the requisite approval of shareholders is not obtained, Tax-Exempt Income Fund will continue to engage in business as a registered open-end, management investment company and the Board of Trustees will consider what further action may be appropriate.

                                CAPITALIZATION
                                 (UNAUDITED)

     The following table sets forth the capitalization of each Fund as of December 31, 1995, and the pro forma combined capitalization of both Funds as if the Reorganization had occurred on such date. The table reflects pro forma exchange ratios of approximately 1.0314 Class A Tax-Free Bond Fund Shares being issued for each Class A share of Tax-Exempt Income Fund and approximately
1.0312 Class B Tax-Free Bond Fund Shares being issued for each Class B share of Tax-Exempt Income Fund. If the Reorganization is consummated, the actual exchange ratios on the Closing Date may vary from the exchange ratios indicated due to changes in the market value of the portfolio securities of both Tax-Free Bond Fund and Tax-Exempt Income Fund between December 31, 1995 and the

Closing Date, changes in the amount of undistributed net investment income and net realized capital gains of Tax-Free Bond Fund and Tax-Exempt Income Fund during that period resulting from income and distributions, and changes in the accrued liabilities of Tax Free Bond Fund and Tax-Exempt Income Fund during the same period.


                     Tax-Exempt                      Tax-Free                        Pro Forma
                    Income Fund                      Bond Fund                       Combined
                    -----------                      ---------                       ---------
Net Assets
    Class A        $495,730,615                    $118,797,313                     $614,527,928

    Class B           8,647,224                      76,823,758                       85,470,982

Net Asset Value
  Per Share
    Class A        $      11.00                    $      10.67                     $      10.67

    Class B        $      11.00                    $      10.67                     $      10.67

Shares
Outstanding
    Class A          45,056,903                      11,137,117                       57,611,315

    Class B             786,183                       7,202,812                        8,013,555


        If the Reorganization had taken place on December 31, 1995, Tax-Exempt Income Fund would have received 46,474,198 Class A shares and 810,743 Class B shares of Tax-Free Bond Fund which would have been available for distribution to shareholders of the applicable class of Tax-Exempt Income Fund. No assurance can be given as to the number of Class A shares or Class B shares of Tax-Free Bond Fund that will be received by Tax-Exempt Income Fund on the Closing Date. The foregoing is merely an example of what Tax-Exempt Income Fund would have received and distributed had the Reorganization been consummated on December 31, 1995, and should not be relied upon to reflect the amount that will actually be received on the Closing Date.


                       COMPARATIVE PERFORMANCE INFORMATION

TOTAL RETURN

     The average annual total return at public offering price on Tax-Exempt Income Fund's Class A shares for the one-year, five-year and ten-year periods ended December 31, 1995 was 11.33%, 7.28%, and 8.28%, respectively. The average annual total return on Tax-Exempt Income Fund's Class B shares for the one-year and life-of-class periods ended December 31, 1995 was 10.73% and 2.24%, respectively. Total returns on Class B shares reflect the applicable contingent deferred sales charge.

     The average annual total return at public offering price on Tax-Free Bond Fund's Class A shares for the one-year, five-year and life-of-class periods ended December 31, 1995 was 14.79%, 8.84%, and 8.39%, respectively. The average annual total return at public offering price on Tax-Free Bond Fund's Class B shares for the one-year and life-of-class periods ended December 31, 1995 was 14.42% and 7.24%, respectively. Total returns on Class B shares reflect the applicable contingent deferred sales charge.

     The average annual total return of each class of the Funds is determined by multiplying a hypothetical initial investment of $1,000 in a class by the average annual compound rate of return (including capital appreciation/depreciation, and dividends and distributions paid and reinvested) attributable to that class for the stated period and annualizing the result.

     The table below indicates the total return (capital changes plus reinvestment of all dividends and distributions) on a hypothetical investment of $1,000 in each class of each Fund covering the indicated periods ending December 31, 1995. The data below represent historical performance which should not be considered indicative of future performance of either Fund. Each Fund's performance and net asset value will fluctuate such that shares, when redeemed, may be worth more or less than their original cost.


                           VALUE OF A $1,000 INVESTMENT IN JOHN HANCOCK TAX-EXEMPT INCOME FUND
                                                         (UNAUDITED)
                                                                  Value of
                                                                Investment on
                                                                Dec. 31, 1995          Total Return               Total Return
                                   Investment    Amount of       Including       Including Sales Charge      Excluding Sales Charge
Investment Period                    Date        Investment     Sales Charge      Cumulative  Annualized     Cumulative  Annualized
-----------------                  ----------    ----------     -------------    -----------  ----------     ----------  -----------
CLASS A SHARES:
1 year ended 12/31/95                12/31/94     $1,000        $1,114              11.35%       11.35%         16.60%      16.60%
5 years ended 12/31/95               12/31/90     $1,000        $1,421              42.08%        7.28%         48.79%       8.27%
10 years ended 12/31/95              12/31/85     $1,000        $2,216             121.64%        8.29%        132.12%       8.79%

CLASS B SHARES:
1 year ended 12/31/95                12/31/94     $1,000        $1,107              10.73%       10.73%         15.70%      15.70%
Life-of-Class ended 12/31/95         1/3/94       $1,000        $1,045               4.52%        2.24%          8.52%       4.19%



                           VALUE OF A $1,000 INVESTMENT IN JOHN HANCOCK TAX-FREE BOND FUND
                                                      (UNAUDITED)
                                                                  Value of
                                                                Investment on
                                                                Dec. 31, 1995          Total Return               Total Return
                                   Investment    Amount of        Including       Including Sales Charge     Excluding Sales Charge
Investment Period                    Date        Investment     Sales Charge      Cumulative  Annualized     Cumulative  Annualized
-----------------                  ----------    ----------     -------------    -----------  ----------     ----------  ----------
CLASS A SHARES:
1 year ended 12/31/95                12/31/94     $1,000        $1,148             14.79%        14.79%        20.20%       20.20%
5 years ended 12/31/95               12/31/90     $1,000        $1,527             52.69%         8.84%        59.94%        9.84%
Life-of-Class ended 12/31/95         1/5/90       $1,000        $1,620             62.00%         8.39%        69.61%        9.23%

CLASS B SHARES:
1 year ended 12/31/95                12/31/94     $1,000        $1,144             14.42%         14.42%        19.41%      19.41%
Life-of-Class ended 12/31/95         12/31/91     $1,000        $1,322             32.24%          7.24%        35.24%       7.84%



YIELD AND EFFECTIVE YIELD

     The following table shows the average yield and tax equivalent yield achieved by each Fund for the thirty day period ended December 31, 1995. These figures are computed in accordance with the SEC's standard formula.


                              Average Yield                  Tax Equivalent Yield*
                              -------------                  --------------------
                              Thirty Days Ended              Thirty days Ended
FUND                          December 31, 1995              December 31, 1995
----                          -----------------              -----------------
Tax-Exempt Income Fund
 Class A Shares                     4.65%                           7.70%
 Class B Shares                     4.17%                           6.90%

Tax-Free
Bond Fund
 Class A Shares                     5.11%                           8.46%
 Class B Shares                     4.61%                           7.63%


*  Based on maximum federal tax rate of 39.6%.

                       BUSINESS OF TAX-EXEMPT INCOME FUND

GENERAL

     For a discussion of the organization and operation of Tax-Exempt Income Fund, see "Investment Objective and Policies" and "Organization and Management of the Fund" in the Tax-Exempt Income Fund Prospectus.

INVESTMENT OBJECTIVE AND POLICIES

     For a discussion of Tax-Exempt Income Fund's investment objective and policies, see "Investment Objective and Policies" in the Tax-Exempt Income Fund Prospectus.

TRUSTEES

     For a discussion of the responsibilities of the Board of Trustees, see "Organization and Management of the Fund" in the Tax-Exempt Income Fund Prospectus.

INVESTMENT ADVISER AND DISTRIBUTOR

     For a discussion regarding Tax-Exempt Income Fund's investment adviser and distributor, see "Organization and Management of the Fund," "How to Buy Shares" and "Share Price" in the Tax-Exempt Income Fund Prospectus.

EXPENSES

     For a discussion of Tax-Exempt Income Fund's expenses, see "Expense Information" and "The Fund's Expenses" in the Tax-Exempt Income Fund Prospectus.

CUSTODIAN AND TRANSFER AGENT

     Tax-Exempt Income Fund's custodian is Investors Bank and Trust Company. Tax-Exempt Income Fund's transfer agent is John Hancock Investor Services Corporation.

TAX-EXEMPT INCOME FUND SHARES

     For a discussion of Tax-Exempt Income Fund's shares of beneficial interest, see "Organization and Management of the Fund" in the Tax-Exempt Income Fund Prospectus.

PURCHASE OF TAX-EXEMPT INCOME FUND SHARES

     For a discussion of how Class A and Class B shares of Tax-Exempt Income Fund may be purchased or exchanged, see "How to Buy Shares" and "Additional Services and Programs" in the Tax-Exempt Income Fund Prospectus. In anticipation of the Reorganization, after the Record Date, no new accounts may be opened in Tax-Exempt Income Fund. Existing shareholders of Tax-Exempt Income Fund may continue to acquire shares of the Fund after the Record Date by direct purchase, through a monthly automatic accumulation plan and through reinvestment of dividends and distributions.

REDEMPTION OF TAX-EXEMPT INCOME FUND SHARES

     For a discussion of how Class A and Class B shares of Tax-Exempt Income Fund may be redeemed (other than in the Reorganization), see "How to Redeem Shares" in the Tax-Exempt Income Fund Prospectus. Tax-Exempt Income Fund shareholders whose shares are represented by share certificates will be required to surrender their certificates for cancellation or deliver an affidavit of loss accompanied by an adequate surety bond to Investor Services in order to redeem Tax-Free Bond Fund Shares received in the Reorganization.

DIVIDENDS, DISTRIBUTIONS AND TAXES

     For a discussion of Tax-Exempt Income Fund's policy with respect to dividends, distributions and taxes, see "Dividends and Taxes" in the Tax-Exempt Income Fund Prospectus.

                         BUSINESS OF TAX-FREE BOND FUND

     For a discussion of the organization and current operation of Tax-Free Bond Fund, see "Investment Objective and Policies" and "Organization and Management of the Fund" in the Tax-Free Bond Fund Prospectus.

INVESTMENT OBJECTIVE AND POLICIES

     For a discussion of Tax-Free Bond Fund's investment objective and policies, see "Investment Objective and Policies" in the Tax-Free Bond Fund Prospectus.

TRUSTEES

     For a discussion of the responsibilities of the Board of Trustees, see "Organization and Management of the Fund" in the Tax-Free Bond Fund Prospectus.

INVESTMENT ADVISER AND DISTRIBUTOR

     For a discussion regarding Tax-Free Bond Fund's investment adviser and distributor, see "Organization and Management of the Fund," "How to Buy Shares" and "Share Price" in the Tax-Free Bond Fund Prospectus.

EXPENSES

     For a discussion of Tax-Free Bond Fund's expenses, see "Expense Information" and "The Fund's Expenses" in the Tax-Free Bond Fund Prospectus.

CUSTODIAN AND TRANSFER AGENT

     Tax-Free Bond Fund's custodian is Investors Bank and Trust Company. Tax-Free Bond Fund's transfer agent is John Hancock Investor Services Corporation.

TAX-FREE BOND FUND SHARES

     For a discussion of Tax-Free Bond Fund Shares, see "Organization and Management of the Fund" in the Tax-Free Bond Fund Prospectus.

PURCHASE OF TAX-FREE BOND FUND SHARES

     For a discussion of how Class A and Class B shares of Tax-Free Bond Fund may be purchased or exchanged, see "How to Buy Shares" and "Additional Services and Programs" in the Tax-Free Bond Fund Prospectus.

REDEMPTION OF TAX-FREE BOND FUND SHARES

     For a discussion of how Class A and Class B shares of Tax-Free Bond Fund may be redeemed, see "How to Redeem Shares" in the Tax-Free Bond Fund Prospectus. Former shareholders of Tax-Exempt Income Fund whose shares are represented by share certificates will be required to surrender their certificates for cancellation or deliver an affidavit of loss accompanied by an adequate surety bond to Investor Services in order to redeem Tax-Free Bond Fund Shares received in the Reorganization.

DIVIDENDS, DISTRIBUTIONS AND TAXES

     For a discussion of Tax-Free Bond Fund's policy with respect to dividends, distributions and taxes, see "Dividends and Taxes" in the Tax-Free Bond Fund Prospectus.

                                     EXPERTS

     The respective financial statements and the financial highlights of Tax-Free Bond Fund and Tax-Exempt Income Fund as of December 31, 1995 and for the year then ended, incorporated by reference into the Proxy Statement and Prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing in the Statement of Additional Information, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

     Each Fund is subject to the informational requirements of the Securities Exchange Act of 1934 and the Investment Company Act, and in accordance therewith files reports, proxy statements and other information with the SEC. These reports, proxy statements and other information filed by Tax-Exempt Income Fund and Tax-Free Bond Fund, can be inspected and copied (at prescribed rates) at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C., and at the following regional office:

New York (7 World Trade Center, Suite 1300, New York, New York). Copies of such material can also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                                  EXHIBIT A

                 JOHN HANCOCK TAX-FREE BOND FUND, MAY 1, 1995

                 SUPPLEMENT TO CLASS A AND CLASS B PROSPECTUS


The "INVESTMENT OBJECTIVE AND POLICIES" section is amended as follows:

The Fund may invest up to 35% of its assets in municipal bonds and notes rated, at time of purchase, Ba, B by Moody's Investors Services, Inc., BB, B by Standard and Poor's Rating Group or Fitch or, if not rated, determined by the John Hancock Advisers, Inc. (the "Adviser") to be of comparable credit quality. These bonds are considered speculative and are generally referred to as junk bonds. While generally providing greater income than investments and in higher quality securities, these bonds involve greater risk of principal and income loss, including the possibility of default. These bonds may have greater price volatility, especially during periods of economic uncertainty or change. Bonds rated B are currently meeting debt services requirements but provide a limited margin of safety and are vulnerable to default in the event of adverse business, financial or economic conditions. In addition, the market for these bonds may be less liquid than the market for higher rated securities. Therefore, the Adviser's judgment at times play a greater role in the performance and valuation of the Fund's investments in these bonds.

"THE FUND'S EXPENSES" section is amended as follows:

The Trustees of the Fund have voted to recommend that the Class A shareholders of the Fund approve an increase in the Rule 12b-1 fee for Class A shares of the Fund from 0.15% of average daily net assets to 0.25% of average daily net assets effective at the end of 1996. Also at the end of 1996, the Distributor will remove its Rule 12b-1 fee reduction on Class B shares Rule 12b-1 plan so that the fee increases from 0.90% of average daily net assets to 1.00% of average daily net assets.

November 28, 1995

The "ORGANIZATION AND MANAGEMENT OF THE FUND" section is amended as follows:

Thomas C. Goggins is Senior Vice President of the Adviser and portfolio manager of the Fund. Mr. Goggins heads up John Hancock's team of municipal managers and analysts. he joined the Adviser in 1995. Previously to that date, Mr. Goggins was a municipal bond portfolio manager at Putnam Investments and Transamerica Investment Services, Inc.

January 15, 1996

5200S 1/96a

JOHN HANCOCK

TAX-FREE
BOND FUND
CLASS A AND CLASS B SHARES
PROSPECTUS
MAY 1, 1995

--------------------------------------------------------------------------------
TABLE OF CONTENTS

                                                                                         Page
                                                                                         ----
Expense Information...................................................................     2
The Fund's Financial Highlights.......................................................     3
Investment Objective and Policies.....................................................     4
Organization and Management of the Fund...............................................     7
Alternative Purchase Arrangements.....................................................     7
The Fund's Expenses...................................................................     9
Dividends and Taxes...................................................................    10
Performance...........................................................................    11
How to Buy Shares.....................................................................    13
Share Price...........................................................................    14
How to Redeem Shares..................................................................    20
Additional Services and Programs......................................................    23
Investments, Techniques and Risk Factors..............................................    26
Derivative Instruments................................................................    28

  This Prospectus sets forth the information about John Hancock Tax-Free Bond Fund (the "Fund"), a diversified fund, that you should know before investing. Please read and retain it for future reference.
  Additional information about the Fund has been filed with the Securities and Exchange Commission (the "SEC"). You can obtain a copy of the Fund's Statement of Additional Information, dated May 1, 1995 and incorporated by reference into this Prospectus, free of charge by writing or telephoning: John Hancock Investor Services Corporation, P.O. Box 9116, Boston, Massachusetts 02205-9116, 1-800-225-5291 (1-800-554-6713 TDD).
  SHARES OF THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND THE SHARES ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

EXPENSE INFORMATION
  The purpose of the following information is to help you to understand the various fees and expenses you will bear, directly or indirectly, when you purchase Fund shares. The operating expenses included in the table and hypothetical example below are based on fees and expenses for the Fund's fiscal year ended December 31, 1994 adjusted to reflect certain current expenses. Actual fees and expenses in the future of Class A and Class B shares may be greater or less than those indicated.

                                                                                                   CLASS A             CLASS B
                                                                                                   SHARES              SHARES
                                                                                                   -------             -------
SHAREHOLDER TRANSACTION EXPENSES
Maximum sales charge imposed on purchase (as a percentage of offering price)....................     4.50%              None
Maximum sales charge imposed on reinvested dividends............................................    None                None
Maximum deferred sales charge...................................................................    None*                5.00%
Redemption fee+.................................................................................    None                None
Exchange fee....................................................................................    None                None
ANNUAL FUND OPERATING EXPENSES (As a percentage of average net assets)
Management fee..................................................................................     0.55%               0.55%
12b-1 fee (net of limitation -- Class B shares)***..............................................     0.15%               0.90%
Other expenses**................................................................................     0.26%               0.26%
Less fee waiver and expense limitation by Adviser...............................................    (0.11)%             (0.11)%
Total Fund operating expenses (net of limitation)****...........................................     0.85%               1.60%

---------------

   * No sales charge is payable at the time of purchase on investments of $1 million or more, but for these investments a contingent deferred sales charge may be imposed, as described below under the caption "Share Price," in the event of certain redemption transactions within one year of purchase.
  **Other Expenses include transfer agent, legal, audit, custody and other expenses.
 *** The amount of the 12b-1 fee for Class B Shares used to cover service expenses will be up to 0.25% of the Fund's average net assets, and the remaining portion will be used to cover distribution expenses.
****Total Fund operating expenses in the table reflect voluntary and temporary limitations by the Fund's investment adviser and distributor. Without such limitations these Total Fund Operating Expenses of Class A shares and Class B shares would be 0.96% and 1.81%, respectively.
  + Redemption by wire fee (currently $4.00) not included.

                                  EXAMPLE:                                      1 YEAR       3 YEARS       5 YEARS       10 YEARS
                                                                                ------       -------       -------       --------
You would pay the following expenses for the indicated period of years on a hypothetical $1,000 investment, assuming 5% annual return:
Class A Shares...............................................................    $ 53          $71          $  90          $145
Class B Shares
    -- Assuming complete redemption at end of period.........................    $ 66          $80          $ 107          $170
    -- Assuming no redemption................................................    $ 16          $50          $  87          $170

(This example should not be considered a representation of past or future expenses. Actual expenses may be greater or lesser than those shown.)
  The Fund's payment of a distribution fee may result in a long-term shareholder indirectly paying more than the economic equivalent of the maximum front-end sales charge permitted under the National Association of Securities Dealers, Inc.'s Rules of Fair Practice.
  The management and 12b-1 fees referred to above are more fully explained in this Prospectus under the caption "The Fund's Expenses" and in the Statement of Additional Information under the captions "Investment Advisory and Other Services" and "Purchase of Shares."

THE FUND'S FINANCIAL HIGHLIGHTS
  The following table of financial highlights has been audited by Ernst & Young LLP, the Fund's independent auditors, whose unqualified report is included in the Statement of Additional Information. Further information about the performance of the Fund is contained in the Fund's Annual Report to Shareholders which may be obtained free of charge by writing or telephoning John Hancock Investor Services Corporation ("Investor Services"), at the address or telephone number listed on the front page of this Prospectus.
  Selected data for each class of shares outstanding throughout each period is as follows:

                                                            CLASS A SHARES                                 CLASS B SHARES
                                        -------------------------------------------------------    ------------------------------
                                                YEAR ENDED DECEMBER 31,           PERIOD ENDED        YEAR ENDED DECEMBER 31,
                                        ----------------------------------------  DECEMBER 31,     ------------------------------
                                        1994(1)      1993       1992       1991      1990(2)       1994(1)      1993      1992(3)
                                        -------     ------     ------     ------  -------------    -------     ------     -------
Per share income and capital changes
  for a share outstanding during each
  period:
Net asset value, beginning of
  period.............................   $10.96      $10.47     $10.24      $9.90      $10.00       $10.96      $10.47     $10.24
INCOME FROM INVESTMENT OPERATIONS
Net investment income................     0.58        0.62       0.67       0.69        0.71         0.50        0.54       0.59
Net realized and unrealized gain
  (loss)
  on investments.....................    (1.58 )      0.93       0.42       0.72       (0.13)       (1.58 )      0.93       0.42
                                        -------     ------     ------     ------      ------       -------     ------     -------
Total from Investment Operations.....    (1.00 )      1.55       1.09       1.41        0.58        (1.08 )      1.47       1.01
LESS DISTRIBUTIONS
Dividends from net investment
  income.............................    (0.57 )     (0.62)     (0.68)     (0.68)      (0.68)       (0.50 )     (0.54)     (0.60 )
Distributions from realized gains....     --         (0.44)     (0.18)     (0.39)     --             --         (0.44)     (0.18 )
                                        -------     ------     ------     ------      ------       -------     ------     -------
Total Distributions..................    (0.57 )     (1.06)     (0.86)     (1.07)      (0.68)       (0.50 )     (0.98)     (0.78 )
                                        -------     ------     ------     ------      ------       -------     ------     -------
Net asset value, end of period.......   $ 9.39      $10.96     $10.47     $10.24      $ 9.90       $ 9.38      $10.96     $10.47
                                        =======     ======     ======     ======  =============    =======     ======     =======
Total Return(4)......................    (9.28 )%    15.15%     10.97%     14.78%       6.04%      (10.05 )%    14.30%     10.15%
                                        =======     ======     ======     ======  =============    =======     ======     =======
RATIOS AND SUPPLEMENTAL DATA
Ratio of expenses to average net
  assets.............................     0.96%       0.95%      0.96%      0.98%       1.25%        1.71%       1.70%      1.73%
Ratio of expense reimbursement to
  average
  net assets.........................    (0.11 )%    (0.17)%    (0.30)%    (0.38)%      (0.85)%     (0.11 )%    (0.17)%    (0.30 )%
                                        =======     ======     ======     ======  =============    =======     ======     =======
Ratio of net expenses to average
  net assets.........................     0.85%       0.78%      0.66%      0.60%       0.40%        1.60%       1.53%      1.43%
                                        =======     ======     ======     ======  =============    =======     ======     =======
Ratio of net investment income to
  average net assets.................     5.72%       5.57%      6.46%      6.86%       7.09%        4.97%       4.66%      5.57%
Portfolio turnover...................      107%        116%        79%       123%         64%         107%        116%        79%
Net Assets, end of period (in
  thousands).........................   $114,539    $136,521   $99,523    $73,393    $45,437       $70,243     $56,384    $18,272

---------------

(1) On December 22, 1994, John Hancock Advisers, Inc. became the investment adviser. Prior to this date, Transamerica Fund Management Company was the investment adviser.

(2) Financial highlights, including total return, are for the period from January 5, 1990 (date of Fund's initial offering of shares to the public) to December 31, 1990 and have not been annualized.

(3) Per share information has been calculated using the average number of shares outstanding.

(4) Total return does not include the effect of the initial sales charge for Class A Shares nor the contingent deferred sales charge for Class B Shares. Total return does include the benefit of a voluntary expense reimbursement by the Investment Adviser. Without such benefit, the total return would be lower.

INVESTMENT OBJECTIVE AND POLICIES
The Fund's investment objective is to obtain as high a level of interest income exempt from federal income taxes as is consistent with preservation of capital. The Fund seeks to achieve its objective by investing primarily in municipal bonds, notes and commercial paper, the interest on which is exempt from federal income taxes ("Municipal Obligations"). Municipal Obligations include debt obligations issued by or on behalf of states, territories and possessions of the United States; the District of Columbia; and the political subdivisions, agencies or instrumentalities thereof.

-------------------------------------------------------------------------------
                   THE FUND SEEKS TO PROVIDE INCOME EXEMPT
                   FROM FEDERAL INCOME TAX.
-------------------------------------------------------------------------------

Under normal market conditions, at least 80% of the Fund's total assets will be invested in Municipal Obligations. At least 65% of the Fund's assets will normally be invested in municipal bonds. Pending the investment of Fund assets in Municipal Obligations and to meet redemption requests, the Fund may invest up to 20% of its total assets in private activity bonds (the interest on which may be treated as a tax preference item under the Federal alternative minimum tax) and in certain taxable money market securities, including: obligations issued or guaranteed by the U.S. government, its agencies, instrumentalities or authorities; corporate debt securities; commercial paper; certificates of deposit of domestic banks with assets of $1 billion or more; and repurchase agreements secured by U.S. Government securities.

When John Hancock Advisers, Inc. (the "Adviser") determines that unfavorable investment conditions warrant a temporary defensive position, the Fund may invest more than 20% of its assets in taxable money market securities rated in the three highest ratings as determined by Moody's Investors Services, Inc. ("Moody's"), Standard & Poor's Ratings Group ("S&P") or Fitch Investors Service ("Fitch") or, if unrated, determined by the Adviser to be of comparable quality. See the Statement of Additional Information for a description of those ratings.

Municipal bonds generally are classified as either general obligation bonds or revenue bonds. General obligation bonds are backed by the credit of an issuer having taxing power and are payable from the issuer's general unrestricted revenues. Their payment may depend on an appropriation of the issuer's legislative body. Revenue bonds, by contrast, are payable only from the revenues derived from a particular project, facility or a specific revenue source. They are not generally payable from the unrestricted revenues of the issuer. Municipal notes include tax anticipation notes, bond anticipation notes, revenue anticipation notes and project notes. Municipal commercial paper obligations are unsecured promissory notes issued by municipalities to meet short-term credit needs.

-------------------------------------------------------------------------------
                   THE FUND'S INVESTMENT IN MUNICIPAL
                   OBLIGATIONS INCLUDES MUNICIPAL BONDS,
                   MUNICIPAL NOTES AND MUNICIPAL COMMERCIAL
                   PAPER.
-------------------------------------------------------------------------------

At the time of purchase, municipal bonds including private activity bonds must be rated at least investment grade, i.e., Baa by Moody's, BBB by S&P or Fitch or, if not rated, determined by the Adviser to be of comparable credit quality. Municipal notes must be rated at least Aa by Moody's or AA by S&P or Fitch or, if not rated, determined by the Adviser to be of comparable credit quality. Municipal commercial paper must be rated at least Prime-2 by Moody's or A-1+ by S&P. The Fund may retain Municipal Obligations whose ratings are downgraded below permissible ratings until the Adviser determines that disposing of such Obligations is in the best interest of the Fund. Municipal bonds rated BBB or Baa are considered to have some speculative characteristics and can pose special risks involving the ability of the issuer to make payment of principal and interest to a greater extent than higher rated securities. See Appendix A to the Statement of Additional Information for additional discussion of the ratings assigned to Municipal Obligations.

-------------------------------------------------------------------------------
                   THE FUND INVESTS IN MUNICIPAL OBLIGATIONS.
-------------------------------------------------------------------------------

The Adviser will purchase municipal bonds rated BBB or Baa where, based upon price, yield and its assessment of quality, investment in such bonds is determined to be consistent with the Fund's objective of preservation of capital. The Adviser will evaluate and monitor the quality of all investments, including bonds rated BBB or Baa, and will dispose of such bonds necessary to assure that the Fund's overall portfolio is constituted in manner consistent with the goal of preservation of capital. To the extent that the Fund's investments in municipal bonds rated BBB or Baa includes obligations believed to be consistent with the goal of preserving capital, such bonds may not provide yields as high as those of other obligations having such ratings and the differential in yields between such bonds and obligations with higher quality ratings may not be as significant as might otherwise be generally available.

Because there is no restriction on the maturities of the Municipal Obligations in which the Fund may invest, the Fund's average portfolio maturity is not subject to any limit. Generally, the longer the average portfolio maturity, the greater will be the impact of fluctuations in interest rates on the values of the Fund's assets and on the net asset value per share.

-------------------------------------------------------------------------------
                   THERE IS NO RESTRICTION ON THE MATURITIES
                   OF THE FUND'S MUNICIPAL OBLIGATIONS.
-------------------------------------------------------------------------------

The Fund may write (sell) covered call and put options on debt securities in which it may invest and on indices composed of debt securities in which it may invest. The Fund may purchase call and put options on these securities and indices. The Fund may also write straddles, which are combinations of put and call options on the same security. The Fund may buy and sell interest rate and municipal bond index futures contracts and options on such futures contracts to hedge against changes in securities prices and interest rates.

-------------------------------------------------------------------------------
                   THE FUND MAY EMPLOY CERTAIN INVESTMENT
                   STRATEGIES TO HELP ACHIEVE ITS INVESTMENT
                   OBJECTIVE.
-------------------------------------------------------------------------------

The Fund may invest in variable rate and floating rate obligations, including inverse floating rate obligations, on which the interest rate is adjusted at predesignated periodic intervals or when there is a change in the market rate of interest on which the interest rate payable on the obligation is met is based.

Options, futures contracts and variable and floating rate instruments are generally considered to be "derivative" instruments because they derive their value from the performance of an underlying asset, index or other economic benchmark. See "Investments, Techniques and Risk Factors" for additional discussion of derivative instruments.

The Fund will not concentrate in any one industry (governmental issuers are not considered to be part of any "industry"). While the Fund may invest more than 25% of its total assets in industrial development or pollution control bonds, it may not invest more than 25% of its assets in industrial development or pollution control bonds which are dependent, directly or indirectly, on the revenues or credit of private entities in any one industry.

The Fund may purchase tax exempt participation interests and municipal lease obligations, may lend its portfolio securities, enter into repurchase agreements, purchase restricted and illiquid securities and purchase securities on a when-issued or forward commitment basis.

See "Investments, Techniques and Risk Factors" for more information about the Fund's investments.

The Fund has adopted certain investment restrictions which are enumerated in detail in the Statement of Additional Information where they are classified as fundamental or nonfundamental. Those restrictions designated as fundamental may not be changed without shareholder approval. The Fund's investment objective and its policy to invest (under normal market conditions) 80% of its assets in Municipal Obligations are fundamental and may not be changed without the approval of the Fund's shareholders. The Fund's other investment policies and its nonfundamental restrictions, however, may be changed by a vote of the Trustees without shareholder approval. Notwithstanding the Fund's fundamental investment restriction prohibiting investments in other investment companies, the Fund may, pursuant to an order granted by the SEC, invest in other investment companies in connection with a deferred compensation plan for the non-interested trustees of the John Hancock Group of Funds. There can be no assurance that the Fund will achieve its investment objective.

-------------------------------------------------------------------------------
                   THE FUND FOLLOWS CERTAIN POLICIES WHICH
                   MAY HELP TO REDUCE INVESTMENT RISK.
-------------------------------------------------------------------------------

RISK FACTORS. An investment in the Fund is intended for long-term investors who can accept the risks associated with investing primarily in fixed-income securities. The Fund's investments will be subject to market fluctuation and other risks inherent in all securities. The yield, return and price volatility of the Fund depend on the type and quality of its investments as well as market and other factors. In addition, the Fund's potential investments and management techniques may entail specific risks. For additional information about risks associated with an investment in the Fund, see "Investments, Techniques and Risk Factors."

The primary consideration in choosing brokerage firms to carry out the Fund's transactions is execution at the most favorable prices, taking into account the broker's professional ability and quality service. Consideration may also be given to the broker's sales of Fund shares. Pursuant to procedures determined by the Trustees, the Adviser may place securities transactions with brokers affiliated with the Adviser. The brokers include Tucker Anthony Incorporated, Sutro and Company, Inc. and John Hancock Distributors, Inc., which are indirectly owned by the John Hancock Mutual Life Insurance Company (the "Life Company"), which in turn indirectly owns the Adviser.

-------------------------------------------------------------------------------
                   BROKERS ARE CHOSEN ON BEST PRICE AND
                   EXECUTION.
-------------------------------------------------------------------------------

ORGANIZATION AND MANAGEMENT OF THE FUND
The Fund is a diversified open-end management investment company organized as a Massachusetts business trust in 1989. The Fund reserves the right to create and issue a number of series of shares, or funds or classes thereof, which are separately managed and have different investment objectives. The Fund is not required to and does not intend to hold annual meetings of shareholders, although special meetings may be held for such purposes as electing or removing Trustees, changing fundamental policies or approving a management contract. The Fund, under certain circumstances, will assist in shareholder communications with other shareholders.

-------------------------------------------------------------------------------
                   THE TRUSTEES ELECT OFFICERS AND RETAIN THE
                   INVESTMENT ADVISER WHO IS RESPONSIBLE FOR
                   THE DAY-TO-DAY OPERATIONS OF THE FUND,
                   SUBJECT TO THE TRUSTEES' POLICIES AND
                   SUPERVISION.
-------------------------------------------------------------------------------

The Adviser was organized in 1968 and is a wholly-owned indirect subsidiary of the Life Company, a financial services company. The Adviser provides the Fund, and other investment companies in the John Hancock group of funds, with investment research and portfolio management services. John Hancock Funds distributes shares for all of the John Hancock mutual funds through Selling Brokers. Certain Fund officers are also officers of the Adviser and John Hancock Funds.

-------------------------------------------------------------------------------
                   JOHN HANCOCK ADVISERS, INC. ADVISES
                   INVESTMENT COMPANIES HAVING A TOTAL ASSET
                   VALUE OF MORE THAN $13 BILLION.
-------------------------------------------------------------------------------

All investment decisions are made by the Adviser's fixed-income portfolio management team and no single person is primarily responsible for making recommendations to the team.

In order to avoid any conflict with portfolio trades for the Fund, the Adviser and the Fund have adopted extensive restrictions on personal securities trading by personnel of the Adviser and its affiliates. Some of these restrictions are: preclearance for all personal trades and a ban on the purchase of initial public offerings, as well as contributions to specified charities of profits on securities held for less than 91 days. These restrictions are a continuation of the basic principle that the interests of the Fund and its shareholders come first.

ALTERNATIVE PURCHASE ARRANGEMENTS
You can purchase shares of the Fund at a price equal to their net asset value per share plus a sales charge. At your election, this charge may be imposed either at the time of the purchase (see "Initial Sales Charge Alternative," Class A shares) or on a contingent deferred basis (the "Contingent Deferred Sales Charge Alternative," Class B shares). If you do not specify on your account application the class of shares you are purchasing, it will be assumed that you are investing in Class A shares.

-------------------------------------------------------------------------------
                   AN ALTERNATIVE PURCHASE PLAN ALLOWS YOU TO
                   CHOOSE THE METHOD OF PAYMENT THAT IS BEST
                   FOR YOU.
-------------------------------------------------------------------------------

CLASS A SHARES. If you elect to purchase Class A shares, you will incur an initial sales charge unless the amount of your purchase is $1 million or more. If you purchase $1 million or more of Class A shares, you will not be subject to an initial sales charge, but you will incur a sales charge if you redeem your shares within one year of purchase. Class A shares are subject to ongoing distribution and service fees at a combined annual rate of up to 0.25% of the Fund's average daily net assets attributable to the Class A shares. Certain purchases of Class A shares qualify for reduced initial sales charges. See "Share Price -- Qualifying for a Reduced Sales Charge."

-------------------------------------------------------------------------------
                   INVESTMENTS IN CLASS A SHARES ARE SUBJECT
                   TO AN INITIAL SALES CHARGE.
-------------------------------------------------------------------------------

CLASS B SHARES. You will not incur a sales charge when you purchase Class B shares, but the shares are subject to a sales charge if you redeem them within six years of purchase (the "contingent deferred sales charge" or the "CDSC"). Class B shares are subject to ongoing distribution and service fees at a combined annual rate of up to 1.00% of the Fund's average daily net assets attributable to the Class B shares. Investing in Class B shares permits all of your dollars to work from the time you make your investment, but the higher ongoing distribution fee will cause these shares to have higher expenses than those of Class A shares. To the extent that any dividends are paid by the Fund, these higher expenses will also result in lower dividends than those paid on Class A shares.

-------------------------------------------------------------------------------
                   INVESTMENTS IN CLASS B SHARES ARE SUBJECT
                   TO A CONTINGENT DEFERRED SALES CHARGE.
-------------------------------------------------------------------------------

Class B shares are not available for fullservice defined contribution plans administered by Investor Services or the Life Company that had more than 100 eligible employees at the inception of the Fund account.

FACTORS TO CONSIDER IN CHOOSING AN ALTERNATIVE. The alternative purchase arrangement allows you to choose the most beneficial way to buy shares, given the amount of your purchase, the length of time you expect to hold your shares and other circumstances. You should consider whether, during the anticipated life of your Fund investment, the CDSC and accumulated fees on Class B shares would be less than the initial sales charge and accumulated fees on Class A shares purchased at the same time, and to what extent this differential would be offset by the Class A shares' lower expenses. To help you make this determination, the table under the caption "Expense Information" on the inside cover page of this Prospectus shows examples of the charges applicable to each class of shares. Class A shares will normally be more beneficial if you qualify for reduced sales charges. See "Share Price--Qualifying for a Reduced Sales Charge."

-------------------------------------------------------------------------------
                   YOU SHOULD CONSIDER WHICH CLASS OF SHARES
                   WOULD BE MORE BENEFICIAL TO YOU.
-------------------------------------------------------------------------------

Class A shares are subject to lower distribution fees and, accordingly, pay correspondingly higher dividends per share, to the extent any dividends are paid. However, because initial sales charges are deducted at the time of purchase, you would not have all of your funds invested initially and, therefore, would initially own fewer shares. If you do not qualify for reduced initial sales charges and expect to maintain your investment for an extended period of time, you might consider purchasing Class A shares. This is because the accumulated distribution and service charges on Class B shares may exceed the initial sales charge and accumulated distribution and service charges on Class A shares during the life of your investment.

Alternatively, you might determine that it is more advantageous to purchase Class B shares to have all of your funds invested initially. However, you will be subject to higher distribution and service fees and, for a six-year period, a CDSC.

In the case of Class A shares, the distribution expenses that John Hancock Funds, Inc. ("John Hancock Funds") incurs in connection with the sale of the shares will be paid from the proceeds of the initial sales charge and ongoing distribution and service fees. In the case of Class B shares, the expenses will be paid from the proceeds of the ongoing distribution and service fees, as well as from the CDSC incurred upon redemption within six years of purchase. The purpose and function of the Class B shares' CDSC and ongoing distribution and service fees are the same as those of the Class A shares' initial sales charge and ongoing distribution and service fees. Sales personnel distributing the Fund's shares may receive different compensation for selling each class of shares.

Dividends, if any, on Class A and Class B shares will be calculated in the same manner, at the same time and on the same day. They also will be in the same amount, except for differences resulting from each class bearing only its own distribution and service fees, shareholder meeting expenses and any incremental transfer agency costs. See "Dividends and Taxes."

THE FUND'S EXPENSES

For managing its investment and business affairs, the Fund pays a monthly fee to the Adviser equal to 0.55% of the Fund's average daily net assets. During the Fund's most recent fiscal year, the advisory fee was 0.44% of the Fund's average daily net assets. The Adviser has voluntarily and temporarily agreed to continue to limit the Fund's operating expenses and not to impose its management fee to the extent necessary to limit the total of the Fund's management fees and operating expenses (not including fees payable by the Fund under a Rule 12b-1 plan) to .70% of the average net assets attributable to Class A and Class B shares.

The Class A and Class B shareholders have adopted distribution plans (each a "Plan") pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "1940 Act"). Under these Plans, the Fund will pay distribution and service fees at an aggregate annual rate of up to 0.15% of the Class A shares' average daily net assets and an aggregate annual rate of 1.00% of the Class B shares' average daily net assets. John Hancock Funds has temporarily agreed to limit the distribution and services fees pursuant to the Class B Plan to 0.90% of average daily net assets. Up to 0.25% for Class B shares and 0.15% for Class A shares is for service expenses and the remaining amount is for distribution expenses. The distribution fees will be used to reimburse John Hancock Funds for its distribution expenses, including but not limited to: (i) initial and ongoing sales compensation to Selling Brokers and others (including affiliates of John Hancock Funds) engaged in the sale of Fund shares; (ii) marketing, promotional and overhead expenses incurred in connection with the distribution of Fund shares; (iii) unreimbursed distribution expenses under the Fund's prior distribution plans; (iv) distribution expenses incurred by other investment companies which sell all or substantially all of its assets to, merge or otherwise engage in a reorganization transaction with the Fund; and (v) with respect to Class B shares only, interest expenses on unreimbursed distribution expenses. The service fees will be used to compensate Selling Brokers for providing personal and account maintenance services to shareholders.

-------------------------------------------------------------------------------
                   THE FUND PAYS DISTRIBUTION AND SERVICE
                   FEES FOR MARKETING AND SALES-RELATED
                   SHAREHOLDER SERVICING.
-------------------------------------------------------------------------------

In the event John Hancock Funds is not fully reimbursed for payments it makes or expenses it incurs under the Class A Plan, these expenses will not be carried beyond one year from the date they were incurred. Unreimbursed expenses under the Class B Plan will be carried forward together with interest on the balance of these unreimbursed expenses. For the fiscal year ended December 31, 1994, an aggregate of $3,316,138 of distribution expenses or 4.72% of the average net assets of the Fund's Class B shares was not reimbursed or recommended by John Hancock Funds through receipt of deferred sales charges or Rule 12b-1 fees in prior periods.

Information on the Fund's total expenses is in the Financial Highlights section of this Prospectus.

DIVIDENDS AND TAXES

DIVIDENDS. The Fund generally declares dividends daily and distributes dividends monthly, representing all or substantially all of its net investment income. The Fund will distribute net realized long-term and short-term capital gains, if any, annually before the close of the fiscal year (December 31).

-------------------------------------------------------------------------------
                   YOU SHOULD KEEP YOUR ACCOUNT STATEMENTS
                   RECEIVED BY THE FUND FOR YOUR PERSONAL TAX
                   RECORDS.
-------------------------------------------------------------------------------

Dividends are reinvested in additional shares of your class unless you elect the option to receive them in cash. If you elect the cash option and the U.S. Postal Service cannot deliver your checks, your election will be converted to the reinvestment option. Because of the higher expenses associated with Class B shares, any dividends on these shares will be lower than those on the Class A shares. See "Share Price."

TAXATION. The Fund intends to meet certain federal tax requirements so that its distributions of the tax-exempt interest it earns may be treated as "exempt-interest dividends," which you are entitled to treat as tax-exempt interest. That portion of exempt-interest dividends, if any, attributable to interest on certain tax-exempt obligations that are "private activity bonds" may increase certain shareholders' alternative minimum tax.

Shareholders receiving social security benefits and certain railroad retirement benefits may be subject to Federal income tax on up to 85 percent of such benefits as a result of receiving investment income, including tax-exempt income (such as exempt-interest dividends) and other dividends paid by the Fund. Shares of the Fund may not be an appropriate investment for persons who are "substantial users" of facilities financed by industrial development or private activity bonds, or persons related to "substantial users." Consult your tax adviser if you think this may apply to you.

Dividends from the Fund's net taxable income, if any, including any market discount included in the Fund's income, and from the Fund's net short-term capital gains are taxable to you as ordinary income. Dividends from the Fund's net long-term capital gains are taxable as long-term capital gain. These dividends are taxable, whether received in cash or reinvested in additional shares. Certain dividends may be paid by the Fund in January of a given year but may be treated as if you received them the previous December.

The Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). As a regulated investment company, the Fund will not be subject to

Federal income tax on any net investment income or net realized capital gains distributed to its shareholders within the time period prescribed by the Code. When you redeem (sell) or exchange shares, you may realize a taxable gain or loss.

On the account application you must certify that your social security or other tax payer identification number is correct and that you are not subject to backup withholding of Federal income tax. If you do not provide this information or are otherwise subject to this withholding, the Fund may be required to withhold 31% of your taxable dividends, and 31% of the proceeds of redemptions or exchanges.

In addition to Federal taxes, you may be subject to state and local taxes with respect to your investment in and distributions from the Fund. A state income (and possibly local income and/or intangible property) tax exemption is generally available to the extent the Fund's distributions are derived from interest on (or, in the case of intangibles taxes, the value of its assets is attributable to) certain U.S. Government obligations and/or tax-exempt municipal obligations issued by or on behalf of the particular state or a political subdivision thereof, provided in some states that certain thresholds for holdings of such obligations and/or reporting requirements are satisfied. You will receive tax information each year showing the percentage of the Fund's exempt-interest dividends attributable to each state. You should consult your tax adviser for specific advice.

PERFORMANCE

Yield reflects the Fund's rate of income on portfolio investments as a percentage of its share price. Yield is computed by annualizing the result of dividing the net investment income per share over a 30 day period by the maximum offering price per share on the last day of that period. Yield is also calculated according to accounting methods that are standardized for all stock and bond funds. Because yield accounting methods differ from the methods used for other accounting purposes, the fund's yield may not equal the income paid on shares or the income reported in the Fund's financial statements. The Fund may also utilize tax equivalent yields of its Class A and Class B shares computed in the same manner, with adjustment for assumed Federal income tax rates. For a comparison of yields on municipal securities and taxable securities, see the Taxable Equivalent Yield Table in Appendix A.

-------------------------------------------------------------------------------
                   THE FUND MAY ADVERTISE ITS YIELD AND TOTAL
                   RETURN.
-------------------------------------------------------------------------------

The Fund's total return shows the overall dollar or percentage change in value of a hypothetical investment in the Fund, assuming the reinvestment of all dividends. Cumulative total return shows the Fund's performance over a period of time. Average annual total return shows the cumulative return divided over the number of years included in the period. Because average annual total return tends to smooth out variations in the Fund's performance, you should recognize that it is not the same as actual year-to-year results.

Both total return and yield calculations for Class A shares generally include the effect of paying the maximum sales charge (except as shown in "The Fund's Financial Highlights"). Investments at a lower sales charge would result in higher performance figures. Total return and yield for Class B shares reflects the deduction of the applicable CDSC imposed on a redemption of shares held for the applicable period. All calculations assume that all dividends are reinvested at net asset value on the reinvestment dates during the periods. Total return and yield of Class A and Class B shares will be calculated separately and, because each class is subject to different expenses, the total return may differ with respect to that class for the same period. The relative performance of the Class A and Class B shares will be affected by a variety of factors, including the higher operating expenses attributable to the Class B shares, whether the Fund's investment performance is better in the earlier or later portions of the period measured and the level of net assets of the Classes during the period. The Fund will include the total return of Class A and Class B shares in any advertisement or promotional materials including Fund performance data. The value of Fund shares, when redeemed, may be more or less than their original cost. Both yield and total return are historical calculations, and are not an indication of future performance. See "Factors to Consider in Choosing an Alternative."

HOW TO BUY SHARES
--------------------------------------------------------------------------------

    The minimum initial investment in Class A and Class B shares is $1,000 ($250 for group investments and retirement plans). Complete the Account Application attached to this Prospectus. Indicate whether you are purchasing Class A or Class B shares.
    If you do not specify which class of shares you are purchasing, Investor Services will assume that you are investing in Class A shares.

-------------------------------------------------------------------------------
                   OPENING AN ACCOUNT
-------------------------------------------------------------------------------

---------------------------------------------------------------------------------
    BY CHECK      1.   Make your check payable to John Hancock Investor Services
                       Corporation ("Investor Services"), P.O. Box 9115, Boston, MA
                       02205-9115.
                  2.   Deliver the completed application and check to your registered representative, a broker with an agreement with John Hancock
                       Funds ("Selling Broker") or mail it directly to Investor
                       Services.
---------------------------------------------------------------------------------
    BY WIRE       1.   Obtain an account number by contacting your registered
                       representative or Selling Broker, or by calling 1-800-225-5291.
                  2.   Instruct your bank to wire funds to:
                           First Signature Bank & Trust
                           John Hancock Deposit Account No. 900000260
                           ABA Routing No. 211475000
                           For credit to: John Hancock Tax-Free Bond Fund
                           Class A or Class B shares
                           Your Account Number
                           Name(s) under which account is registered
                  3.   Deliver the completed application to your registered
                       representative, Selling Broker or mail it directly to Investor
                       Services.
-------------------------------------------------------------------------------
                   BUYING ADDITIONAL CLASS A AND CLASS B
                   SHARES
---------------------------------------------------------------------------------
    MONTHLY       1.   Complete the "Automatic Investing" and "Bank Information"
    AUTOMATIC          sections on the Account Privileges Application designating a
    ACCUMULATION       bank account from which funds may be drawn.
     PROGRAM
     (MAAP)


-------------------------------------------------------------------------------


                  2.   The amount you elect to invest will be automatically withdrawn from your bank or credit union account.
---------------------------------------------------------------------------------
    BY TELEPHONE  1.   Complete the "Invest-By-Phone" and "Bank Information" sections on the Account Privileges Application designating a bank
                       account from which your funds may be drawn. Note that in order to invest by phone, your account must be in a bank or credit union that is a member of the Automated Clearing House system
                       (ACH).
                  2.   After your authorization form has been processed, you may
                       purchase additional Class A or Class B shares by calling
                       Investor Services toll-free 1-800-225-5291.
                  3.   Give the Investor Services representative the name(s) in which your account is registered, the Fund name, the class of shares you own, your account number, and the amount you wish to
                       invest.
                  4.   Your investment normally will be credited to your account the business day following your phone request.
---------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                   BUYING ADDITIONAL
                   CLASS A AND CLASS B
                   SHARES (CONTINUED)

--------------------------------------------------------------------------------

    BY CHECK      1.   Either complete the detachable stub included on your account statement or include a note with your investment listing the name of the Fund, the class of shares you own, your account number and the name(s) in which the account is registered.

-------------------------------------------------------------------------------

                  2.   Make your check payable to John Hancock Investor Services
                       Corporation.
                  3.   Mail the account information and check to:
                           John Hancock Investor Services Corporation
                           P.O. Box 9115
                           Boston, MA 02205-9115
                       or deliver it to your registered representative or Selling
                       Broker.
---------------------------------------------------------------------------------
    BY WIRE       Instruct your bank to wire funds to:
                           First Signature Bank & Trust
                           John Hancock Deposit Account No. 900000260
                           ABA Routing No. 211475000
                           For credit to: John Hancock Tax Free-Bond Fund
                           Class A or Class B shares
                           Your Account Number
                           Name(s) under which account is registered
---------------------------------------------------------------------------------
    Other Requirements: All purchases must be made in U.S. dollars. Checks written on foreign banks will delay purchases until U.S. funds are received, and a collection charge may be imposed. Shares of the Fund are priced at the offering price based on the net asset value computed after Investor Services receives notification of the dollar equivalent from the Fund's custodian bank. Wire purchases normally take two or more hours to complete and, to be accepted the same day, must be received by 4:00 P.M., New York time. Your bank may charge a fee to wire funds. Telephone transactions are recorded to verify information. Certificates are not issued unless a request is made in writing to Investor Services.
---------------------------------------------------------------------------------

You will receive a statement of your account after any transaction that affects your share balance or registration (statements related to reinvestment of dividends and automatic investment/withdrawal plans will be sent to you quarterly). A tax information statement will be mailed to you by January 31 of each year.

-------------------------------------------------------------------------------
                   YOU WILL RECEIVE ACCOUNT STATEMENTS THAT
                   YOU SHOULD KEEP TO HELP WITH YOUR PERSONAL
                   RECORDKEEPING.
-------------------------------------------------------------------------------

SHARE PRICE
The net asset value per share ("NAV") is the value of one share. The NAV per share is calculated by dividing the net assets of each class by the number of outstanding shares of that class. The NAV of each class can differ in value. Securities in the Fund's portfolio are valued on the basis of market quotations, valuations provided by independent pricing services or, at fair value as determined in good faith according to procedures approved by the Trustees. Short-term debt investments maturing within 60 days are valued at amortized cost which the Board has determined approximates market value. If quotations are not readily available, assets are valued by a method that the Trustees believe accurately reflects fair value.

-------------------------------------------------------------------------------
                   THE OFFERING PRICE OF YOUR SHARES IS THEIR
                   NET ASSET VALUE PLUS A SALES CHARGE, IF
                   APPLICABLE, WHICH WILL VARY WITH THE
                   PURCHASE ALTERNATIVE YOU CHOOSE.
-------------------------------------------------------------------------------

The NAV is calculated once daily as of the close of regular trading on the New York Stock Exchange (the "Exchange") (generally at 4:00 P.M., New York time) on each day that the Exchange is open.

Shares of the Fund are sold at the offering price based on the NAV computed after your investment request is received in good order by John Hancock Funds. If you buy shares of the Fund through a Selling Broker, the Selling Broker must receive your investment before the close of regular trading on the Exchange and transmit it to John Hancock Funds before its close of business to receive that day's offering price.

INITIAL SALES CHARGE ALTERNATIVE -- CLASS A SHARES. The offering price you pay for Class A shares of the Fund equals the NAV plus a sales charge as follows:

                                                           COMBINED
                                      SALES CHARGE AS    REALLOWANCE        REALLOWANCE TO
   AMOUNT INVESTED    SALES CHARGE AS A PERCENTAGE OF AND SERVICE FEE AS  SELLING BROKERS AS
   (INCLUDING SALES   A PERCENTAGE OF   THE AMOUNT     A PERCENTAGE OF      A PERCENTAGE OF
       CHARGE)        OFFERING PRICE     INVESTED     OFFERING PRICE(+)  THE OFFERING PRICE(*)
------------------------------------- --------------- ------------------ ---------------------
Less than $100,000          4.50%           4.71%            4.00%                3.76%
$100,000 to $249,999        3.75%           3.90%            3.25%                3.01%
$250,000 to $499,999        3.00%           3.09%            2.50%                2.26%
$500,000 to $999,999        2.00%           2.04%            1.75%                1.51%
$1,000,000 and over         0.00%(**)       0.00%(**)       (***)                 0.00%(***)

  (*) Upon notice to Selling Brokers with whom it has sales agreements, John
      Hancock Funds may reallow an amount up to the full applicable sales charge. In addition to the reallowance allowed to all selling Brokers, John Hancock Funds will pay the following: round trip airfare to a resort will be offered to each registered representative of a Selling Broker (if the Selling Broker has agreed to participate) who sells certain amounts of shares of John Hancock funds. John Hancock Funds will make these incentive payments out of its own resources. A Selling Broker to whom substantially the entire sales charge is reallowed or who receives these incentives may be deemed to be an underwriter under the Securities Act of 1933. Other than distribution and service fees, the Fund does not bear distribution expenses.

 (**) No sales charge is payable at the time of purchase in Class A shares of $1 million or more, but a CDSC may be imposed in the event of certain redemption transactions within one year of purchase.

(***) John Hancock Funds may pay a commission and the first year's service fee
      (as described in (+) below) to Selling Brokers who initiate and are responsible for purchases of $1 million or more in aggregate as follows: 1 % on sales to $4,999,999, 0.50% on the next $5 million and 0.25% on amounts over $10 million.

  (+) At the time of sale, John Hancock Funds pays to Selling Brokers the first year's service fee in advance in an amount equal to 0.25% of the net assets invested in the Fund at the time of the sale, and thereafter, it pays the service fee periodically in arrears in an amount up to 0.25% of the Fund's average annual net assets. Selling Brokers receive the fee as compensation for providing personal and account maintenance services to shareholders.

Sales charges ARE NOT APPLIED to any dividends that are reinvested in additional Class A shares of the Fund.

In addition, John Hancock Funds will pay certain affiliated Selling Brokers at an annual rate of up to 0.05% of the daily net assets of accounts attributable to these brokers.

Under certain circumstances described below, investors in Class A shares may be entitled to pay reduced sales charges. See "Qualifying for a Reduced Sales Charge."

CONTINGENT DEFERRED SALES CHARGE -- INVESTMENTS OF $1 MILLION OR MORE IN CLASS A SHARES. Purchases of $1 million or more of Class A shares will be made at net asset value with no initial sales charge, but if the shares are redeemed within 12 months after the end of the calendar month in which the purchase was made (the CDSC period), a CDSC will be imposed. The rate of the CDSC will depend on the amount invested as follows:

      AMOUNT INVESTED                                                   CDSC RATE
---------------------------------------------------------------------------------
$1 million to $4,999,999................................................    1.00%
Next $5 million to $9,999,999...........................................    0.50%
Amounts of $10 million and over.........................................    0.25%

Existing full service clients of the Life Company who were group annuity contract holders as of September 1, 1994 and participant directed defined contribution plans with at least 100 eligible employees at the inception of the Fund Account may purchase Class A shares with no initial sales charge. However, if the shares are redeemed within 12 months after the end of the calendar year in which the purchase was made, a CDSC will be imposed at the above rate.

The CDSC will be assessed on an amount equal to the lesser of the current market value or the original purchase cost of the Class A shares that have been redeemed. Accordingly, no CDSC will be imposed on increases in account value above the initial purchase price, including any distributions which have been reinvested in additional Class A shares.

In determining whether a CDSC applies to a redemption, the calculation will be determined in a manner that results in the lowest possible rate being charged. Therefore, it will be assumed that the redemption is first made from any shares in your account that are not subject to the CDSC. The CDSC is waived on redemptions in certain circumstances. See "Waiver of Contingent Deferred Sales Charge" below.
-------------------------------------------------------------------------------
                   YOU MAY QUALIFY FOR A
                   REDUCED SALES CHARGE ON
                   YOUR INVESTMENT IN
                   CLASS A SHARES.
-------------------------------------------------------------------------------

QUALIFYING FOR A REDUCED SALES CHARGE. If you invest more than $100,000 in Class A shares of the Fund or a combination of funds within the John Hancock family of funds (except money market funds), you may qualify for a reduced sales charge on your investments in Class A shares through a LETTER OF INTENTION. You may also be able to use the ACCUMULATION PRIVILEGE and the COMBINATION PRIVILEGE to take advantage of the value of your previous investments in Class A shares of the John Hancock funds in meeting the breakpoints for a reduced sales charge. For the ACCUMULATION PRIVILEGE and COMBINATION PRIVILEGE, the applicable sales charge will be based on the total of:


1.  Your current purchase of Class A shares of the Fund.

2. The net asset value (at the close of business on the previous day) of (a) all Class A shares of the Fund you hold, and (b) all Class A shares of any other John Hancock funds you hold; and

3. The net asset value of all shares held by another shareholder eligible to combine his or her holdings with you into a single "purchase."

EXAMPLE:
If you hold Class A shares of a John Hancock fund with a net asset value of $80,000 and, subsequently, invest $20,000 in Class A shares of the Fund, the sales charge on this subsequent investment would be 3.75% and not 4.50%. This rate is the rate that would otherwise be applicable to investments of less than $100,000. See "Initial Sales Charge alternative -- Class A Shares."

If you are in one of the following categories, you may purchase Class A shares of the Fund without paying a sales charge:

- A Trustee or officer of the Fund; a Director or officer of the Adviser and its affiliates or Selling Brokers; employees or sales representatives of any of the foregoing; retired officers, employees or Directors of any of the foregoing; a member of the immediate family of any of the foregoing; or any Fund, pension, profit sharing or other benefit plan for the individuals described above.

-------------------------------------------------------------------------------
                   CLASS A SHARES MAY BE AVAILABLE WITHOUT A
                   SALES CHARGE TO CERTAIN INDIVIDUALS AND
                   ORGANIZATIONS.
-------------------------------------------------------------------------------

- Any state, county, city or any instrumentality, department, authority, or agency of these entities that is prohibited by applicable investment laws from paying a sales charge or commission when it purchases shares of any registered investment management company.*

- A bank, trust company, credit union, savings institution or other types of depository institution, its trust departments or common trust funds if it is purchasing $1 million or more for non-discretionary customers or accounts.*

- A broker, dealer or registered investment adviser that has entered into an agreement with John Hancock Funds providing specifically for the use of Fund shares in fee-based investment products made available to their clients.

- A former participant in an employee benefit plan with John Hancock funds, when he/she withdraws from his/her plan and transfers any or all of his/her plan distributions directly to the Fund.
------------------
*For investments made under these provisions, John Hancock Funds may make a payment out of its own resources to the Selling Broker in an amount not to exceed 0.25% of the amount invested.

Class A shares of the Fund may be purchased without an initial sales charge in connection with certain liquidation, merger or acquisition transactions involving other investment companies or personal holding companies.

CONTINGENT DEFERRED SALES CHARGE ALTERNATIVE -- CLASS B SHARES. Class B shares are offered at net asset value per share without a sales charge so that your entire initial investment will go to work at the time of purchase. However, Class B shares redeemed within six years of purchase will be subject to a CDSC at the rates set forth below. This charge will be assessed on an amount equal to the lesser of the current market value or the original purchase cost of the shares being redeemed. Accordingly, you will not be assessed a CDSC on increases in account value above the initial purchase price, including shares derived from dividend reinvestment.

In determining whether a CDSC applies to a redemption, the calculation will be determined in a manner that results in the lowest possible rate being charged. It will be assumed that your redemption comes first from shares you have held beyond the six-year CDSC redemption period or those you acquired through reinvestment of dividends and next from the shares you have held the longest during the six-year period. The CDSC is waived on redemptions in certain circumstances. See the discussion "Waiver of Contingent Deferred Sales Charges" below.

EXAMPLE:

You have purchased 100 shares at $10 per share. The second year after your purchase, your investment's net asset value per share has increased by $2 to $12, and you have gained 10 additional shares through dividend reinvestment. If you redeem 50 shares at this time, your CDSC will be calculated as follows:

- Proceeds of 50 shares redeemed at $12 per share                           $  600
- Minus proceeds of 10 shares not subject to CDSC because they were
  acquired through dividend reinvestment (10 X $12)                           -120
- Minus appreciation on remaining shares, also not subject to CDSC (40 X
  $2)                                                                         - 80
                                                                            ------
- Amount subject to CDSC                                                    $  400

Proceeds from the CDSC are paid to John Hancock Funds. John Hancock Funds uses part of them to defray its expenses related to providing the Fund with distribution services connected to the sale of Class B shares, such as compensating Selling Brokers for selling these shares. The combination of the CDSC and the distribution and service fees makes it possible for the Fund to sell Class B shares without deducting a sales charge at the time of the purchase.

The amount of the CDSC, if any, will vary depending on the number of years from the time you purchase your Class B shares until the time you redeem them. Solely for the purposes of determining the holding period, any payments you make during the month will be aggregated and deemed to have been made on the last day of the month.

                     YEAR IN WHICH
                    CLASS B SHARES                       CONTINGENT DEFERRED SALES
                  REDEEMED FOLLOWING                     CHARGE AS A PERCENTAGE OF
                       PURCHASE                        DOLLAR AMOUNT SUBJECT TO CDSC
------------------------------------------------------------------------------------
First                                                               5.0%
Second                                                              4.0%
Third                                                               3.0%
Fourth                                                              3.0%
Fifth                                                               2.0%
Sixth                                                               1.0%
Seventh and thereafter                                              None

A commission equal to 3.75% of the amount invested and a first year's service fee equal to 0.25% of the amount invested are paid to Selling Brokers. The initial service fee is paid in advance at the time of sale for the provision of personal and account maintenance services to shareholders during the twelve months following the sale, and thereafter the service fee is paid in arrears.

WAIVER OF CONTINGENT DEFERRED SALES CHARGES. The CDSC will be waived on redemptions of Class B shares and of Class A shares that are subject to a CDSC, unless indicated otherwise, in these circumstances:

- Redemptions of Class B shares made under Systematic Withdrawal Plan (see "How to Redeem Shares"), as long as your annual redemptions do not exceed 10% of your account value at the time you establish your Systematic Withdrawal Plan and 10% of the value of your subsequent investments (less redemptions) in that account at the time you notify Investor Services. This waiver does not apply to Systematic Withdrawal Plan redemptions of Class A shares that are subject to a CDSC.

-------------------------------------------------------------------------------
                   UNDER CERTAIN CIRCUMSTANCES, THE CDSC
                   ON CLASS B AND CERTAIN
                   CLASS A SHARE REDEMPTIONS WILL BE WAIVED.
-------------------------------------------------------------------------------

- Redemptions made to effect distributions from an Individual Retirement Account either before or after age 59 1/2, as long as the distributions are based on the life expectancy of the joint-and-last survivor life expectancy of you and your beneficiary. These distributions must be free from penalty under the Code.

- Redemptions made to effect mandatory distributions under the Code after age 70 1/2 from a tax-deferred retirement plan.

- Redemptions made to effect distributions to participants or beneficiaries from certain employer-sponsored retirement plans including those qualified under
  Section 401(a) of the Code, custodial accounts under Section 403(b)(7) of the Code and deferred compensation plans under Section 457 of the Code. The waiver also applies to certain returns of excess contributions made to these plans. In all cases, the distributions must be free from penalty under the Code.

- Redemptions due to death or disability.

- Redemptions made under the Reinvestment Privilege, as described in "Additional Services and Programs" of this Prospectus.

- Redemptions made pursuant to the Fund's right to liquidate your account if you have less than $100 invested in the Fund.

-Redemptions made in connection with certain liquidation, merger or acquisition transactions involving other investment companies or personal holding companies.

-Redemptions from certain IRA and retirement plans that purchased shares prior to October 1, 1992.

If you qualify for a CDSC waiver under one of these situations, you must notify Investor Services either directly or through your Selling Broker at the time you make your redemption. The waiver will be granted once Investor Services has confirmed that you are entitled to the waiver.

CONVERSION OF CLASS B SHARES. Your Class B shares and an appropriate portion of reinvested dividends on those shares will be converted into Class A shares automatically. This will occur no later than the month following eight years after the shares were purchased, and will result in lower annual distribution fees. If you exchanged Class B shares into the Fund from another John Hancock fund, the calculation will be based on the time you purchased the shares in the original fund. The Fund has been advised that the conversion of Class B shares to Class A shares should not be taxable for Federal income tax purposes and should not change a shareholder's tax basis or tax holding period for the converted shares.

HOW TO REDEEM SHARES
You may redeem all or a portion of your shares on any business day. Your shares will be redeemed at the next NAV calculated after your redemption request is received in good order by Investor Services, less any applicable CDSC. The Fund may hold payment until it is reasonably satisfied that investments recently made by check or Invest-by-Phone have been collected (which may take up to 10 calendar days).

-------------------------------------------------------------------------------
                   TO ASSURE ACCEPTANCE OF YOUR REDEMPTION
                   REQUEST, PLEASE FOLLOW THESE PROCEDURES.
-------------------------------------------------------------------------------

Once your shares are redeemed, the Fund generally sends you payment on the next business day. When you redeem your shares, you may realize a taxable gain or loss depending usually on the difference between what you paid for them and what you receive for them, subject to certain tax rules. Under unusual circumstances, the Fund may suspend redemptions or postpone payment for up to seven days or longer, as permitted by Federal securities laws.

--------------------------------------------------------------------------------

    BY TELEPHONE         All Fund shareholders are automatically eligible for the
                         telephone redemption privilege. Call 1-800-225-5291, from
                         8:00 A.M. to 4:00 P.M. (New York time), Monday through
                         Friday, excluding days on which the Exchange is closed.
                         Investor Services employs the following procedures to
                         confirm that instructions received by telephone are
                         genuine. Your name, the account number, taxpayer
                         identification number applicable to the account and other
                         relevant information may be requested. In addition,
                         telephone instructions are recorded.
                         You may redeem up to $100,000 by telephone, but the address on the account must not have changed for the last thirty
                         days. A check will be mailed to the exact name(s) and
                         address shown on the account.
                         If reasonable procedures, such as those described above,
                         are not followed, the Fund may be liable for any loss due
                         to unauthorized or fraudulent telephone instructions. In
                         all other cases, neither the Fund nor Investor Services
                         will be liable for any loss or expense for acting upon
                         telephone instructions made in accordance with the
                         telephone transaction procedures mentioned above.
                         Telephone redemption is not available for IRAs or other
                         tax-qualified retirement plans or shares of the Fund that
                         are in certificated form.
                         During periods of extreme economic conditions or market
                         changes, telephone requests may be difficult to implement
                         due to a large volume of calls. During these times, you
                         should consider placing redemption requests in writing or
                         use EASI-Line. EASI-Line's telephone number is
                         1-800-338-8080.
---------------------------------------------------------------------------------
    BY WIRE              If you have a telephone redemption form on file with the
                         Fund, redemption proceeds of $1,000 or more can be wired on the next business day to your designated bank account, and a fee (currently $4.00) will be deducted. You may also use electronic funds transfer to your assigned bank account,
                         and the funds are usually collectible after two business
                         days. Your bank may or may not charge a fee for this
                         service. Redemptions of less than $1,000 will be sent by
                         check or electronic funds transfer.
                         This feature may be elected by completing the "Telephone
                         Redemption" section on the Account Privileges Application
                         included with this Prospectus.
---------------------------------------------------------------------------------
    IN WRITING           Send a stock power or "letter of instruction" specifying
                         the name of the Fund, the dollar amount or the number of
                         shares to be redeemed, your name, class of shares, your
                         account number and the additional requirements listed below that apply to your particular account.
---------------------------------------------------------------------------------

--------------------------------------------------------------------------------

          TYPE OF REGISTRATION                          REQUIREMENTS
    ---------------------------------   --------------------------------------------
    Individual, Joint Tenants, Sole     A letter of instruction signed (with titles
      Proprietorship, Custodial         where applicable) by all persons authorized
      (Uniform Gifts or Transfer to     to sign for the account, exactly as it is
      Minors Act), General Partners     registered with the signature(s) guaran-
                                        teed.
    Corporation, Association            A letter of instruction and a corporate
                                        resolution, signed by person(s) authorized
                                        to act on the account with the signature(s)
                                        guaranteed.
    Trusts                              A letter of instruction signed by the
                                        trustee(s) with the signature(s) guaranteed.
                                        (If the Trustee's name is not registered on
                                        your account, also provide a copy of the
                                        trust document, certified within the last 60
                                        days.
    If you do not fall into any of these registration categories, please call
    1-800-225-5291 for further instructions.
---------------------------------------------------------------------------------
                   WHO MAY GUARANTEE YOUR SIGNATURE.
-------------------------------------------------------------------------------
    A signature guarantee is a widely accepted way to protect you and the Fund by verifying the signature on your request. It may not be provided by a notary public. If the net asset value of the shares redeemed is $100,000 or less, John
    Hancock Funds may guarantee the signature. The following institutions may provide you with a signature guarantee, provided that the institution meets credit standards established by Investor Services: (i) a bank; (ii) a securities broker or dealer, including a government or municipal securities broker or dealer, that is a member of a clearing corporation or meets certain net capital requirements; (iii) a credit union having authority to issue signature guarantees; (iv) a savings and loan association, a building and loan association, a cooperative bank, a federal savings bank or association; or (v) a national securities exchange, a registered securities exchange or a clearing agency.

-------------------------------------------------------------------------------

---------------------------------------------------------------------------------
                   ADDITIONAL INFORMATION ABOUT REDEMPTIONS.
-------------------------------------------------------------------------------
    THROUGH YOUR BROKER.  Your broker may be able to initiate the redemption.
    Contact your broker for instructions.

-------------------------------------------------------------------------------

---------------------------------------------------------------------------------
    If you have certificates for your shares, you must submit them with your stock power or a letter of instructions. Unless you specify to the contrary, any outstanding Class A shares will be redeemed before Class B shares. You may not redeem certificated shares by telephone.
    Due to the proportionately high cost of maintaining small accounts, the Fund reserves the right to redeem at net asset value all shares in an account which holds less than $100 (except accounts under retirement plans) and to mail the proceeds to the shareholder, or the transfer agent may impose an annual fee of
    $10.00. No account will be involuntarily redeemed or additional fee imposed, if the value of the account is in excess of the Fund's minimum initial investment or if the value of the account falls below the required minimum as a result of market action. No CDSC will be imposed on involuntary redemptions of shares.
    Shareholders will be notified before these redemptions are to be made or this fee is imposed, and will have 30 days to purchase additional shares to bring their account balance up to the required minimum. Unless the number of shares acquired by further purchases and dividend reinvestments, if any, exceeds the number of shares redeemed, repeated redemptions from a smaller account may eventually trigger this policy.
---------------------------------------------------------------------------------

ADDITIONAL SERVICES AND PROGRAMS

EXCHANGE PRIVILEGE

If your investment objective changes, or if you wish to achieve further diversification, John Hancock offers other funds with a wide range of investment goals. Contact your registered representative or Selling Broker and request a prospectus for the John Hancock funds that interest you. Read the prospectus carefully before exchanging your shares. You can exchange shares of each class of the Fund only for shares of the same class of another John Hancock fund. For this purpose, John Hancock funds with only one class of shares will be treated as Class A, whether or not they have been so designated.

-------------------------------------------------------------------------------
                   YOU MAY EXCHANGE SHARES OF THE FUND ONLY
                   FOR SHARES OF THE SAME CLASS OF ANOTHER
                   JOHN HANCOCK FUND.
-------------------------------------------------------------------------------

Exchanges between funds with shares that are not subject to a CDSC are based on their respective net asset values. No sales charge or transaction charge is imposed. Class B shares of the Fund that are subject to a CDSC may be exchanged into Class B shares of another John Hancock fund without incurring the CDSC; however, these shares will be subject to the CDSC schedule of the shares acquired (except that exchanges into John Hancock Short-Term Strategic Income Fund, John Hancock Limited-Term Government Fund and John Hancock Adjustable U.S. Government Trust will be subject to the initial fund's CDSC). For purposes of computing the CDSC payable upon redemption of shares acquired in an exchange, the holding period of the original shares is added to the holding period of the shares acquired in an exchange. However, if you exchange Class B shares purchased prior to January 1, 1994 for Class B shares of any other John Hancock Fund, you will be subject to the CDSC schedule in effect on your initial purchase date.

You may exchange Class B shares of the Fund into shares of a John Hancock money market fund at net asset value; however, you will continue to be subject to the same CDSC upon redemption.

The Fund reserves the right to require you to keep previously exchanged shares (and reinvested dividends) in the Fund for 90 days before you are permitted to execute a new exchange. The Fund may also terminate or alter the terms of the exchange privilege, upon 60 days' notice to shareholders.

An exchange of shares is treated as a redemption of shares of one fund and the purchase of shares in another for Federal income tax purposes. An exchange may result in a taxable gain or loss.

When you make an exchange, your account registration in both the existing and new account must be identical. The exchange privilege is available only in states where the exchange can be made legally.

Under exchange agreements with John Hancock Funds, certain dealers, brokers and investment advisers may exchange their clients' Fund shares, subject to the terms of those agreements and John Hancock Funds' right to reject or suspend those exchanges at any time. Because of the restrictions and procedures under those agreements, the exchanges may be subject to timing limitations and other restrictions that do not apply to exchanges requested by shareholders directly, as described above.

Because Fund performance and shareholders can be hurt by excessive trading, the Fund reserves the right to terminate the exchange privilege for any person or group that, in John Hancock Funds' judgment, is involved in a pattern of exchanges that coincide with a "market timing" strategy that may disrupt the Fund's ability to invest effectively according to its investment objective and policies, or might otherwise affect the Fund and its shareholders adversely. The Fund may also temporarily or permanently terminate the exchange privilege for any person who makes seven or more exchanges out of the Fund per calendar year. Accounts under common control or ownership will be aggregated for this purpose. Although the Fund will attempt to give you prior notice whenever it is reasonably able to do so, it may impose these restrictions at any time.

BY TELEPHONE

1. When you complete the application for your initial purchase of Fund shares, you automatically authorize exchanges by telephone unless you check the box indicating that you do not wish to authorize telephone exchanges.

2. Call 1-800-225-5291. Have the account number of your current fund and the exact name in which it is registered available to give to the telephone representative.

3. Investor Services employs the following procedures to confirm that instructions received by telephone are genuine. Your name, the account number, taxpayer identification number applicable to the account and other relevant information may be requested. In addition, telephone instructions are recorded.

IN WRITING

1. In a letter, request an exchange and list the following:

   -- the name and class of the Fund whose shares you currently own
   -- your account number
   -- the name(s) in which the account is registered
   -- the name of the fund in which you wish your exchange to be invested
   -- the number of shares, all shares or dollar amount you wish to exchange

   Sign your request exactly as the account is registered.

2. Mail the request and information to:

   John Hancock Investor Services Corporation
   P.O. Box 9116
   Boston, Massachusetts 02205-9116

REINVESTMENT PRIVILEGE

1. You will not be subject to a sales charge on Class A shares reinvested in shares of any John Hancock fund that is otherwise subject to a sales charge as long as you reinvest within 120 days from the redemption date. If you paid a CDSC upon a redemption, you may reinvest at net asset value in the same class of shares from which you redeemed within 120 days. Your account will be credited with the amount of the CDSC previously charged, and the reinvested shares will continue to be subject to a CDSC. For purposes of computing the CDSC payable upon a subsequent redemption, the holding period of the shares acquired through reinvestment will include the holding period of the redeemed shares.

-------------------------------------------------------------------------------
                   IF YOU REDEEM SHARES OF THE FUND, YOU MAY
                   BE ABLE TO REINVEST ALL OR PART OF THE
                   PROCEEDS IN SHARES OF THIS FUND OR ANOTHER
                   JOHN HANCOCK FUND WITHOUT PAYING AN
                   ADDITIONAL SALES CHARGE.
-------------------------------------------------------------------------------

2. Any portion of your redemption may be reinvested in Fund shares or in shares of any of the other John Hancock funds, subject to the minimum investment limit of that fund.

3. To reinvest, you must notify Investor Services in writing. Include the Fund's name, the account number and class from which your shares were originally redeemed.

SYSTEMATIC WITHDRAWAL PLAN
1. You can elect the Systematic Withdrawal Plan at any time by completing the Account Privileges Application which is attached to this Prospectus. You can also obtain this application by calling your registered representative or by calling 1-800-225-5291.

2. To be eligible, you must have at least $5,000 in your account.

-------------------------------------------------------------------------------
                   YOU CAN PAY ROUTINE BILLS FROM YOUR
                   ACCOUNT, OR MAKE PERIODIC DISBURSEMENTS OF
                   FUNDS FROM YOUR RETIREMENT ACCOUNT TO
                   COMPLY WITH IRS REGULATIONS.
-------------------------------------------------------------------------------

3. Payments from your account can be made monthly, quarterly, semi-annually or annually or on a selected monthly basis to yourself or any other designated payee.

4. There is no limit on the number of payees you may authorize, but all payments must be made at the same time or intervals.

5. It is not advantageous to maintain a Systematic Withdrawal Plan concurrently with purchases of additional Class A or Class B shares, because you may be subject to initial sales charges on your purchases of Class A shares or to a CDSC on your redemptions of Class B shares. In addition, your redemptions are taxable events.

6. Redemptions will be discontinued if the U.S. Postal Service cannot deliver your checks or if deposits to a bank account are returned for any reason.

MONTHLY AUTOMATIC ACCUMULATION PROGRAM (MAAP)
1. You can authorize an investment to be automatically withdrawn each month from your bank, for investment in Fund shares under the "Automatic Investing" and "Bank Information" sections of the Account Privileges Application.

-------------------------------------------------------------------------------
                   YOU CAN MAKE AUTOMATIC INVESTMENTS AND
                   SIMPLIFY YOUR INVESTING.
-------------------------------------------------------------------------------

2. You can also authorize automatic investment through payroll deduction by completing the "Direct Deposit Investing" section of the Account Privileges Application.

3. You can terminate your Monthly Automatic Accumulation Program plan at any time.

4. There is no charge to you for this program, and there is no cost to the Fund.

5. If you have payments being withdrawn from a bank account and we are notified that the account has been closed, your withdrawals will be discontinued.

GROUP INVESTMENT PROGRAM

1. An individual account will be established for each participant, but the initial sales charge for Class A shares will be based on the aggregate dollar amount of all participants' investments. To determine how to qualify for this program, contact your registered representative or call 1-800-225-5291.

-------------------------------------------------------------------------------
                   ORGANIZED GROUPS OF AT LEAST FOUR PERSONS
                   MAY ESTABLISH ACCOUNTS.
-------------------------------------------------------------------------------

2. The initial aggregate investment of all participants in the group must be at least $250.

3. There is no additional charge for this program. There is no obligation to make investments beyond the minimum, and you may terminate the program at any time.

INVESTMENTS, TECHNIQUES AND RISK FACTORS
RESTRICTED AND ILLIQUID SECURITIES. The Fund may invest up to 10% of its net assets in illiquid investments, which include repurchase agreements maturing in more than seven days, restricted securities and securities not readily marketable. The Fund may also invest up to 10% of its assets in restricted securities eligible for resale to certain institutional investors pursuant to Rule 144A under the Securities Act of 1933. To the extent that the Fund's holdings of participation interests, COPs and inverse floaters are determined to be illiquid, such holdings will be subject to the 10% restriction on illiquid investments.

LENDING OF SECURITIES AND REPURCHASE AGREEMENTS. For the purpose of realizing additional (taxable) income, the Fund may lend to broker-dealers portfolio securities amounting to not more than 33% of its total assets taken at current value or may enter into repurchase agreements. In a repurchase agreement, the Fund buys a security subject to the right and obligation to sell it back to the issuer at the same price plus accrued interest. These transactions must be fully collateralized at all times. The Fund may reinvest any cash collateral in short-term highly liquid debt securities. However, they may involve some credit risk to the Fund if the other party should default on its obligation and the Fund is delayed in or prevented from recovering the collateral. Securities loaned by the Fund will remain subject to fluctuations of market value.

WHEN-ISSUED AND FORWARD COMMITMENT SECURITIES. The Fund may purchase securities on a forward or "when-issued" basis and may purchase or sell securities on a forward commitment basis to hedge against anticipated changes in interest rates and prices. When the Fund engages in such transactions, it relies on the seller or the buyer, as the case may be, to consummate the transaction. Failure to consummate the transaction may result in the Fund's losing the opportunity to obtain an advantageous price and yield. If the Fund chooses to dispose of the right to acquire a when-issued security prior to its acquisition or dispose of its right to deliver or receive against a forward commitment, it can incur a taxable gain or a loss.

SHORT TERM TRADING AND PORTFOLIO TURNOVER. Short-term trading means the purchase and subsequent sale of a security after it has been held for a relatively brief period of time. Short term trading may have the effect of increasing portfolio turnover and may increase net short-term capital gains, distributions from which would be taxable to shareholders as ordinary income. The Fund does not intend to invest for the purpose of seeking short-term profits. The Fund's portfolio securities may be changed, however, without regard to the holding period of these securities (subject to certain tax restrictions), when the Adviser deems that this action will help achieve the Fund's objective given a change in an issuer's operations or changes in general market conditions. The Fund's portfolio turnover rate is set forth in the table under the caption "Financial Highlights."

OPTIONS AND FUTURES TRANSACTIONS. The Fund may buy and sell options contracts on securities and debt security indices, interest rate and municipal bond index futures contracts and options on such futures contracts. Options and futures contracts are bought and sold to manage the Fund's exposure to changing interest rates and security prices. Some options and futures strategies, including selling futures, buying puts and writing calls, tend to hedge a Fund's investment against price fluctuations. Other strategies, including buying futures, writing puts, and buying calls, tend to increase market exposure. Options and futures may be combined with each other or with forward contracts in order to adjust the risk and return characteristics of the overall strategy. The Fund may invest in options and futures based on debt securities and municipal bond indices (securities indices).

Options and futures can be volatile investments and involve certain risks. If the Adviser applies a hedge at an inappropriate time or judges market conditions incorrectly, options and futures strategies may lower the Fund's return. The Fund could also experience losses if the prices of its options and futures positions were poorly correlated with its other investments, or if it could not close out its positions because of an illiquid secondary market. Options and futures do not pay interest, but may produce taxable capital gains or losses.

The Fund will not engage in a transaction in futures or options on futures if, immediately thereafter, the sum of initial margin deposits and premiums required to establish positions in futures contracts and options on futures would exceed 5% of the Fund's net assets. The loss incurred by the Fund investing in futures contracts and in writing options on futures is potentially unlimited and may exceed the amount of any premium received. The Fund's transactions in options and futures contracts may be limited by the requirements of the Code for qualification as a regulated investment company. See the Statement of Additional Information for further discussion of options and futures transactions, including tax effects and investment risks.

MUNICIPAL LEASE OBLIGATIONS. The Fund may purchase participation interests which give the Fund an undivided pro rata interest in the tax exempt security. For certain participation interests, the Fund will have the right to demand payment, on a specified number of days' notice for all or any part of the Fund's participation interest in the tax exempt security plus accrued interest. Participation interests, which are determined to be not readily marketable, will be considered illiquid for purposes of the Fund's 10% restriction on investment in securities.

The Fund may also invest in Certificates of Participation ("COP's") which provide participation interests in lease revenues. Each COP represents a proportionate interest in or right to the lease-purchase payment made under municipal lease obligations or installment sales contracts. Municipal lease obligations are issued by a state or municipal financing authority to provide funds for the construction of facilities (e.g., schools, dormitories, office buildings or prisons) or the acquisition of equipment. Certain municipal lease obligations may trade infrequently. Accordingly, COPs will be purchased and monitored pursuant to analysis by the Adviser and reviewed according to procedures by the Board of Trustees which consider various factors in determining the liquidity risk. COPs will not be considered illiquid for purposes of the Fund's 10% limitation on illiquid securities provided the Adviser determines that there is a readily available market for such securities. An investment in COPs is subject to the risk that a municipality may not appropriate sufficient funds to meet payments on the underlying lease obligation. See the Statement of Additional Information for additional discussion of participation interests and municipal lease obligations.

DERIVATIVE INSTRUMENTS. The Fund may purchase or enter into derivative instruments to enhance return, to hedge against fluctuations in interest rates or securities prices, to change the duration of the Fund's fixed income portfolio or as a substitute for the purchase or sale of securities. The Fund's investments in derivative securities may include certain floating rate and indexed securities. The Fund's transactions in derivative contracts may include the purchase or sale of futures contracts on securities or indices; options on futures contracts; and options on securities or indices. All of the Funds' transactions in derivative instruments involve a risk of loss or depreciation due to unanticipated adverse changes in interest rates or securities prices. The loss on derivative contracts may exceed the Fund's initial investment in these contracts. In addition, the Fund may lose the entire premium paid for purchased options that expire before they can be profitably exercised by the Fund. The Fund may realize taxable income or gain from its transactions in derivative contracts, distributions of which will be taxable to shareholders.

INDEXED SECURITIES. The Fund may invest in indexed securities, including floating rate securities that are subject to a maximum interest rate ("capped floaters") and leveraged inverse floating rate securities ("inverse floaters") (up to 10% of the Fund's total assets). The interest rate or, in some cases, the principal payable at the maturity of an indexed security may change positively or inversely in relation to one or more interest rates, financial indices or other financial indicators ("reference prices"). An indexed security may be leveraged to the extent that the magnitude of any change in the interest rate or principal payable on an indexed security is a multiple of the change in the reference price. Thus, indexed securities may decline in value due to adverse market changes in interest rates or other reference prices.

RISKS ASSOCIATED WITH DERIVATIVE SECURITIES AND CONTRACTS. The risks associated with the Fund's transactions in derivative securities and contracts may include some or all of the following:
Market Risk. Investments in floating rate and indexed securities are subject to the interest rate and other market risks described above. Entering into a derivative contract involves a risk that the applicable market will move against the Fund's position and that the Fund will incur a loss. For derivative contracts other than purchased options, this loss may exceed the amount of the initial investment made or the premium received by the Fund.
Leverage and Volatility Risk. Derivative instruments may sometimes increase or leverage the Fund's exposure to a particular market risk. Leverage enhances the price volatility of derivative instruments held by the Fund. The Fund may partially offset the leverage inherent in derivative contracts by maintaining a segregated account consisting of cash and liquid, high grade debt securities, by holding offsetting portfolio securities or contracts or by covering written options.
Correlation Risk. A Fund's success in using derivative instruments to hedge portfolio assets depends on the degree of price correlation between the derivative instrument and the hedged asset. Imperfect correlation may be caused by several factors, including temporary price disparities among the trading markets for the derivative instrument, the assets underlying the derivative instrument and the Fund's portfolio assets.
Credit Risk. Derivative securities and over-the-counter derivative contracts involve a risk that the issuer or counterparty will fail to perform its contractual obligations.
Liquidity and Valuation Risk. Some derivative securities are not readily marketable or may become illiquid under adverse market conditions. In addition, during periods of extreme market volatility, a commodity or exchange may suspend or limit trading in an exchange-traded derivative contract, which may make the contract temporarily illiquid and difficult to price. The staff of the SEC takes the position that certain over-the-counter options are subject to the Fund's 10% limit on illiquid investments. The Fund's ability to terminate over-the-counter derivative contracts may depend on the cooperation of the counterparties to such contracts. For thinly traded derivative securities and contracts, the only source of price quotations may be the selling dealer or counterparty.

                                                                      APPENDIX A

                         TAXABLE EQUIVALENT YIELD TABLE

               (UNDER FEDERAL INCOME TAX LAW AND RATES FOR 1995)

The table below shows the approximate taxable bond yields which are equivalent to tax-exempt bond yields from 4% to 10% under Federal income tax laws that apply to 1995. Separate calculations, showing the applicable taxable income brackets, are provided for investors who file joint returns and for those investors who file single returns.

                             EQUIVALENT YIELD TABLE

         (TAXABLE INCOME)*           INCOME                        TAX-EXEMPT YIELD
------------------------------------
                                       TAX    ----------------------------------------------------------
  SINGLE RETURN      JOINT RETURN    BRACKET    4%      5%      6%      7%       8%       9%       10%
--------------------------------------------- ------- ------  ------  -------  -------  -------  -------
$        0-23,350 $        0-39,000   15.0%    4.71%   5.88%   7.06%    8.24%    9.41%   10.59%   11.76%
$   23,351-56,550 $   39,001-94,250   28.0%    5.56%   6.94%   8.33%    9.72%   11.11%   12.50%   13.89%
$  56,551-117,950 $  94,251-143,600   31.0%    5.80%   7.25%   8.70%   10.14%   11.59%   13.04%   14.49%
$ 117,951-256,500 $ 143,601-256,500   36.0%    6.25%   7.81%   9.38%   10.94%   12.50%   14.06%   15.63%
    Over $256,500     Over $256,500   39.6%    6.62%   8.28%   9.93%   11.59%   13.25%   14.90%   16.56%

* Net amount subject to Federal income tax after deductions and exemptions. It is assumed that an investor filing a single return is not a "head of household," a "married individual filing a separate return," or a "surviving spouse." The table does not take into account the effects of reductions in the deductibility of itemized deductions or the phaseout of personal exemptions for taxpayers with adjusted gross incomes in excess of specified amounts. Further, the table does not attempt to show any alternative minimum tax consequences, which will depend on each shareholder's particular tax situation and may vary according to what portion, if any, of the Fund's exempt-interest dividends is attributable to interest on certain private activity bonds for any particular taxable year. No assurance can be given that the Fund will achieve any specific tax-exempt yield or that all of its income distributions will be tax-exempt. Distributions attributable to any taxable income or capital gains realized by the Fund will not be tax-exempt.

The information set forth above is as of the date of this Prospectus. Subsequent tax law changes could result in prospective or retroactive changes in the tax brackets, tax rates, and tax-equivalent yields set forth above.

                                             JOHN HANCOCK
JOHN HANCOCK
TAX-FREE BOND FUND
                                             TAX-FREE BOND
                                             FUND
   INVESTMENT ADVISER
   John Hancock Advisers, Inc.
   101 Huntington Avenue
   Boston, Massachusetts 02199-7603

                                             CLASS A AND CLASS B SHARES
   PRINCIPAL DISTRIBUTOR
                                             PROSPECTUS
   John Hancock Funds, Inc.
                                             MAY 1, 1995
   101 Huntington Avenue
   Boston, Massachusetts 02199-7603
                                             A MUTUAL FUND SEEKING TO
                                             OBTAIN AS
                                             HIGH LEVEL OF INTEREST
                                             INCOME
CUSTODIAN
                                             EXEMPT FROM FEDERAL INCOME
                                             TAXES AS
   Investors Bank
                                             IN CONSISTENT WITH
                                             PRESERVATION OF
    & Trust Company
                                             CAPITAL.
   24 Federal Street
   Boston, Massachusetts 02110

   TRANSFER AGENT
   John Hancock Investor Services
   Corporation
   P.O. Box 9116
   Boston, Massachusetts 02205-9116

   INDEPENDENT AUDITORS
   Ernst & Young LLP
   200 Clarendon Street
   Boston, Massachusetts 02116

HOW TO OBTAIN INFORMATION
ABOUT THE FUND

For Service Information
For Telephone Exchange  call
1-800-225-5291
For Investment-by-Phone
For Telephone Redemption

For TDD  call 1-800-554-6713

                                             101 HUNTINGTON AVENUE
T240P 5/95
                                             BOSTON, MASSACHUSETTS 02199-7603
                                             TELEPHONE 1-800-225-5291
(LOGO) Printed on Recycled Paper

                                  EXHIBIT B

                     AGREEMENT AND PLAN OF REORGANIZATION


     THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made this 18th day of March, 1996, by and between John Hancock Tax-Free Bond Fund (the "Acquiring Fund"), a Massachusetts business trust, and John Hancock Tax-Exempt Income Fund (the "Acquired Fund"), a Massachusetts business trust, each with their principal place of business at 101 Huntington Avenue, Boston, Massachusetts 02199. The Acquiring Fund and the Acquired Fund are sometimes referred to collectively herein as the "Funds" and individually as a "Fund."

     This Agreement is intended to be and is adopted as a plan of "reorganization," as such term is used in Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The reorganization will consist of the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange solely for the issuance of Class A and Class B shares of beneficial interest of the Acquiring Fund (the "Acquiring Fund Shares") to the Acquired Fund and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund, followed by the distribution by the Acquired Fund, on or promptly after the Closing Date hereinafter referred to, of the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation and termination of the Acquired Fund as provided herein, all upon the terms and conditions set forth in this Agreement.

     In consideration of the premises of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:


1. TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR ASSUMPTION OF LIABILITIES AND ISSUANCE OF ACQUIRING FUND SHARES; LIQUIDATION OF THE ACQUIRED FUND

     1.1 The Acquired Fund will transfer all of its assets (consisting, without limitation, of portfolio securities and instruments, dividends and interest receivables, cash and other assets), as set forth in the statement of assets and liabilities referred to in Paragraph 7.2 hereof (the "Statement of Assets and Liabilities"), to the Acquiring Fund free and clear of all liens and encumbrances, except as otherwise provided herein, in exchange for (i) the assumption by the Acquiring Fund of the known and unknown liabilities of the Acquired Fund, including the liabilities set forth in the Statement of Assets and Liabilities (the "Acquired Fund Liabilities"), which shall be assigned and transferred to the Acquiring Fund by the Acquired Fund and assumed by the Acquiring Fund, and (ii) delivery by the Acquiring Fund to the Acquired Fund, for distribution pro rata by the Acquired Fund to its Class A and Class B shareholders in proportion to their respective ownership of Class A and Class B shares of beneficial interest of the Acquired Fund, as of the close of business on the closing date (the "Closing Date"), of a number of the Acquiring Fund Shares having an aggregate net asset value equal to the value of the assets, less such liabilities (herein referred to as the "net value of the assets"), attributable to the corresponding class of the Acquired Fund so transferred, assumed, assigned and delivered, all determined as provided in Paragraph 2.1 hereof and as of a date and time as specified therein. Such transactions shall take place at the closing provided for in Paragraph 3.1 hereof (the "Closing"). All computations shall be provided by Investors Bank and Trust Company (the "Custodian"), as custodian and pricing agent for the Acquiring Fund and the Acquired Fund.

     1.2 The Acquired Fund has provided the Acquiring Fund with a list of the current securities holdings of the Acquired Fund as of the date of execution of this Agreement. The Acquired Fund reserves the right to sell any of these securities (except to the extent sales may be limited by representations made in connection with issuance of the tax opinion provided for in paragraph 8.6 hereof) but will not, without the prior approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest.

     1.3 The Acquiring Fund and the Acquired Fund shall each bear its own expenses in connection with the transactions contemplated by this Agreement.

     1.4 On or as soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), the Acquired Fund will liquidate and distribute pro rata to shareholders of record of the applicable class (the "Acquired Fund shareholders"), determined as of the close of regular trading on the New York Stock Exchange on the Closing Date, the Acquiring Fund Shares received by the Acquired Fund pursuant to Paragraph 1.1 hereof. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund, to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund shareholders and representing the respective pro rata number and class of Acquiring Fund Shares due such shareholders. Acquired Fund shareholders who own Class A shares of the Acquired Fund will receive Class A Acquiring Fund Shares, and Acquired Fund shareholders who own Class B shares of the Acquired Fund will receive Class B Acquiring Fund Shares. If shares of the Acquired Fund acquired in an exchange from another mutual fund are subject to a contingent deferred sales charge ("CDSC") immediately prior to the Closing, the successor Acquiring Fund Shares received in the Reorganization shall be subject to the same CDSC, including all terms and conditions for computing and applying such CDSC. The Acquiring Fund shall not issue certificates representing Acquiring Fund Shares in connection with such exchange.

     1.5 The Acquired Fund shareholders holding certificates representing their ownership of shares of beneficial interest of the Acquired Fund shall surrender such certificates or deliver an affidavit with respect to lost certificates in such form and accompanied by such surety bonds as the Acquired Fund may require (collectively, an "Affidavit"), to John Hancock Investor Services Corporation prior to the Closing Date. Any Acquired Fund share certificate which remains outstanding on the Closing Date shall be deemed to be cancelled, shall no longer evidence ownership of shares of beneficial interest of the Acquired Fund and shall evidence ownership of Acquiring Fund Shares. Unless and until any such certificate shall be so surrendered or an Affidavit relating thereto shall be delivered, dividends and other distributions payable by the Acquiring Fund subsequent to the Liquidation Date with respect to Acquiring Fund Shares shall be paid to the holder of such certificate(s), but such shareholders may not redeem or transfer Acquiring Fund Shares received in the Reorganization. The Acquiring Fund will not issue stock certificates in the Reorganization.

     1.6 Any transfer taxes payable upon issuance of Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund Shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

     1.7 The existence of the Acquired Fund shall be terminated as promptly as practicable following the Liquidation Date.

     1.8 Any reporting responsibility of the Acquired Fund, including, but not limited to, the responsibility for filing of regulatory reports, tax returns, or other documents with the Securities and Exchange Commission (the "Commission"), any state securities commissions, and any federal, state or local tax authorities or any other relevant regulatory authority, is and shall remain the responsibility of the Acquired Fund.


2.  VALUATION

     2.1 The net asset values of the Class A and Class B Acquiring Fund Shares and the net values of the assets and liabilities of the Acquired Fund attributable to its Class A and Class B shares to be transferred or assumed shall, in each case, be determined as of the close of business (4:00 p.m. Boston time) on the Closing Date. The net asset values of the Class A and Class B Acquiring Fund Shares shall be computed by the Custodian in the manner set forth in the Acquiring Fund's Declaration of Trust, as amended, or By-laws and the Acquiring Fund's then-current prospectus and statement of additional information and shall be computed in each case to not fewer than four decimal places. The net values of the assets of the Acquired Fund attributable to its Class A and Class B shares to be transferred shall be computed by the Custodian by calculating the value of the assets of each class transferred by the Acquired Fund and by subtracting therefrom the amount of the liabilities of each respective class assigned and transferred to and assumed by the Acquiring Fund on the Closing Date, said assets and liabilities to be valued in the manner set forth in the Acquired Fund's then-current prospectus and statement of additional information and shall be computed in each case to not fewer than four decimal places.

     2.2 The number of shares of each class of Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's assets shall be determined by dividing the value of the Acquired Fund's assets attributable to a class, less the liabilities attributable to that class assumed by the Acquiring Fund, by the Acquiring Fund's net asset value per share of the same class, all as determined in accordance with Paragraph 2.1 hereof.

     2.3 All computations of value shall be made by the Custodian in accordance with its regular practice as pricing agent for the Funds.


3.   CLOSING AND CLOSING DATE

     3.1 The Closing Date shall be May 3, 1996 or such other date on or before December 31, 1996 as the parties may agree. The Closing shall be held as of 5:00 p.m. at the offices of the Funds, 101 Huntington Avenue, Boston, Massachusetts 02199, or at such other time and/or place as the parties may agree.

     3.2 Portfolio securities that are not held in book-entry form in the name of the Custodian as record holder for the Acquired Fund shall be presented by the Acquired Fund to the Custodian for examination no later than five business days preceding the Closing Date. Portfolio securities which are not held in book-entry form shall be delivered by the Acquired Fund to the Custodian for the account of the Acquiring Fund on the Closing

Date, duly endorsed in proper form for transfer, in such condition as to constitute good delivery thereof in accordance with the custom of brokers, and shall be accompanied by all necessary federal and state stock transfer stamps or a check for the appropriate purchase price thereof. Portfolio securities held of record by the Custodian in book-entry form on behalf of the Acquired Fund shall be delivered to the Acquiring Fund by the Custodian by recording the transfer of beneficial ownership thereof on its records. The cash delivered shall be in the form of currency or by the Custodian crediting the Acquiring Fund's account maintained with the Custodian with immediately available funds.

     3.3 In the event that on the Closing Date (a) the New York Stock Exchange shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored; provided that if trading shall not be fully resumed and reporting restored on or before December 31, 1996, this Agreement may be terminated by the Acquiring Fund or by the Acquired Fund upon the giving of written notice to the other party.

     3.4 The Acquired Fund shall deliver at the Closing a list of the names, addresses, federal taxpayer identification numbers and backup withholding and nonresident alien withholding status of the Acquired Fund shareholders and the number of outstanding shares of each class of beneficial interest of the Acquired Fund owned by each such shareholder, all as of the close of business on the Closing Date, certified by its Treasurer, Secretary or other authorized officer (the "Shareholder List"). The Acquiring Fund shall issue and deliver to the Acquired Fund a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, stock certificates, receipts or other documents as such other party or its counsel may reasonably request.


4.  REPRESENTATIONS AND WARRANTIES

     4.1 The Acquired Fund represents, warrants and covenants to the Acquiring Fund as follows:

             (a) The Acquired Fund is a voluntary association with transferable shares of the type commonly referred to as a business trust, duly organized and validly existing under the laws of The Commonwealth of Massachusetts and has the power to own all of its properties and assets and, subject to approval by the shareholders of the Acquired Fund, to carry out the transactions contemplated by this Agreement. The Acquired Fund is not required to qualify to do business in any jurisdiction in which it is not so qualified or where failure to qualify would subject it to any material liability or disability. The Acquired Fund has all necessary federal, state and local authorizations to own all of its properties and assets and to carry on its business as now being conducted;

             (b) The Acquired Fund is a registered investment company classified as a management company and its registration with the Commission as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), is in full force and effect. The Acquired Fund is a diversified fund;

             (c) The Acquired Fund is not, and the execution, delivery and performance of its obligations under this Agreement will not result, in violation of any provision of the Acquired Fund's Declaration of Trust, as amended, or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which it is bound;

             (d) Except as otherwise disclosed in writing and accepted by the Acquiring Fund, no material litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or threatened against the Acquired Fund or any of the Acquired Fund's properties or assets. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings, and the Acquired Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the Acquired Fund's business or its ability to consummate the transactions herein contemplated;

             (e) The Acquired Fund has no material contracts or other commitments (other than this Agreement or agreements for the purchase of securities entered into in the ordinary course of business and consistent with its obligations under this Agreement) which will not be terminated without liability to the Acquired Fund at or prior to the Closing Date;

             (f) The audited statement of assets and liabilities, including the schedule of investments, of the Acquired Fund as of December 31, 1995 and the related statement of operations and the statement of changes in net assets for the years ended December 31, 1995 and 1994 (copies of which have been furnished to the Acquiring Fund) present fairly in all material respects the financial condition of the Acquired Fund as of December 31, 1995 and the results of its operations for the period then ended in accordance with generally accepted accounting principles consistently applied, and there were no known actual or contingent liabilities of the Acquired Fund as of the respective dates thereof not disclosed therein;

             (g) Since December 31, 1995, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund;

             (h) At the date hereof and by the Closing Date, all federal, state and other tax returns and reports, including information returns and payee statements, of the Acquired Fund required by law to have been filed or furnished by such dates shall have been filed or furnished, and all federal, state and other taxes, interest and penalties shall have been paid so far as due, or provision shall have been made for the payment thereof, and to the best of the Acquired Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns or reports;

             (i) The Acquired Fund has elected to be treated as a regulated investment company for federal income tax purposes, has qualified as such for each taxable year of its operation and will qualify as such as of the Closing Date with respect to its final taxable year ending on the Closing Date;

             (j) The authorized capital of the Acquired Fund consists of an unlimited number of shares of beneficial interest, no par value. All issued and outstanding shares of beneficial interest of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and nonassessable by the Acquired Fund. All of the issued and outstanding shares of beneficial interest of the Acquired Fund will, at the time of Closing, be held by the persons and in the amounts and classes set forth in the Shareholder List submitted to the Acquiring Fund pursuant to Paragraph 3.4 hereof. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of its shares of beneficial interest, nor is there outstanding any security convertible into any of its shares of beneficial interest;

             (k) At the Closing Date, the Acquired Fund will have good and marketable title to the assets to be transferred to the Acquiring Fund pursuant to Paragraph 1.1 hereof, and full right, power and authority to sell, assign, transfer and deliver such assets hereunder, and upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the Securities Act of 1933, as amended (the "1933 Act");

             (l) The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of the Acquired Fund, and this Agreement constitutes a valid and binding obligation of the Acquired Fund enforceable in accordance with its terms, subject to the approval of the Acquired Fund's shareholders;

             (m) The information to be furnished by the Acquired Fund to the Acquiring Fund for use in applications for orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto;

             (n) The proxy statement of the Acquired Fund (the "Proxy Statement") to be included in the Registration Statement referred to in Paragraphs 4.2(c) and 5.7 hereof (other than written information furnished by the Acquiring Fund for inclusion therein, as covered by the Acquiring Fund's warranty in Paragraph 4.2(m) hereof), on the effective date of the Registration Statement, on the date of the meeting of the Acquired Fund shareholders and on the Closing Date, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading;

             (o) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquired Fund of the transactions contemplated by this Agreement;

             (p) All of the issued and outstanding shares of beneficial interest of the Acquired Fund have been offered for sale and sold in conformity with all applicable federal and state securities laws;

             (q) The prospectus of the Acquired Fund, dated May 1, 1995 as supplemented December 11, 1995 (the "Acquired Fund Prospectus"), previously furnished to the Acquiring Fund, does not contain any untrue statements of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

         4.2 The Acquiring Fund represents, warrants and covenants to the Acquired Fund as follows:

             (a) The Acquiring Fund is a business trust duly organized, validly existing and in good standing under The Commonwealth of Massachusetts and has the power to own all of its properties and assets and to carry out the Agreement. The Acquiring Fund is not required to qualify to do business in any jurisdiction in which it is not so qualified or where failure to qualify would subject it to any material liability or disability. The Acquiring Fund has all necessary federal, state and local authorizations to own all of its properties and assets and to carry on its business as now being conducted;

             (b) The Acquiring Fund is a registered investment company classified as a management company and its registration with the Commission as an investment company under the 1940 Act is in full force and effect. The Acquiring Fund is a diversified investment company under the 1940 Act;

             (c) The prospectus (the "Acquiring Fund Prospectus") and statement of additional information for Class A and Class B shares of the Acquiring Fund, each dated May 1, 1995, and any amendments or supplements thereto on or prior to the Closing Date, and the Registration Statement on Form N-14 to be filed in connection with this Agreement (the "Registration Statement") (other than written information furnished by the Acquired Fund for inclusion therein, as covered by the Acquired Fund's warranty in Paragraph 4.1(m) hereof) will conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder, the Acquiring

         Fund Prospectus does not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and the Registration Statement will not include any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

             (d) At the Closing Date, the Acquiring Fund will have good and marketable title to the assets of the Acquiring Fund;

             (e) The Acquiring Fund is not, and the execution, delivery and performance of its obligations under this Agreement will not result, in violation of any provisions of the Acquiring Fund's Declaration of Trust, as amended, or By-laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which the Acquiring Fund is bound;

             (f) Except as otherwise disclosed in writing and accepted by the Acquired Fund, no material litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or threatened against the Acquiring Fund or any of the Acquiring Fund's properties or assets. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings, and the Acquiring Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the Acquiring Fund's business or its ability to consummate the transactions herein contemplated;

             (g) The audited statement of assets and liabilities, including the schedule of investments, of the Acquiring Fund as of December 31, 1995 and the related statement of operations and the statement of changes in net assets for the years ended December 31, 1995 and 1994 (copies of which have been furnished to the Acquired Fund), present fairly in all material respects the financial condition of the Acquiring Fund as of December 31, 1995 and the results of its operations for the period then ended in accordance with generally accepted accounting principles consistently applied, and there were no known actual or contingent liabilities of the Acquiring Fund as of the respective dates thereof not disclosed herein;

            (h) Since December 31, 1995, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as disclosed to and accepted by the Acquired Fund;

            (i) The Acquiring Fund has elected to be treated as a regulated investment company for federal income tax purposes, has qualified as such for each taxable year of its operation and will qualify as such as of the Closing Date;

            (j) The authorized capital of the Acquiring Fund consists of an unlimited number of shares of beneficial interest, no par value. All issued and outstanding shares of beneficial interest of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and nonassessable by the Acquiring Fund. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of its shares of beneficial interest, nor is there outstanding any security convertible into any of its shares of beneficial interest;

            (k) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Acquiring Fund, and this Agreement constitutes a valid and binding obligation of the Acquiring Fund enforceable in accordance with its terms;

            (l) The Acquiring Fund Shares to be issued and delivered to the Acquired Fund pursuant to the terms of this Agreement, when so issued and delivered, will be duly and validly issued shares of beneficial interest of the Acquiring Fund and will be fully paid and nonassessable by the Acquiring Fund;

            (m) The information to be furnished by the Acquiring Fund for use in applications for orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete and shall comply in all material respects with federal securities and other laws and regulations applicable thereto; and

            (n) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquiring Fund of the transactions contemplated by the Agreement, except for the registration of the Acquiring Fund Shares under the 1933 Act, the 1940 Act and under state securities laws.


5.   COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

     5.1 Except as expressly contemplated herein to the contrary, the Acquired Fund and the Acquiring Fund will operate their respective businesses in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions and any other distributions necessary or desirable to avoid federal income or excise taxes.

     5.2 The Acquired Fund will call a meeting of the Acquired Fund shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

     5.3 The Acquired Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired by the Acquired Fund for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

     5.4 The Acquired Fund will provide such information within its possession or reasonably obtainable as the Acquiring Fund requests concerning the beneficial ownership of the Acquired Fund's shares of beneficial interest.

     5.5 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund each shall take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate the transactions contemplated by this Agreement.

     5.6 The Acquired Fund shall furnish to the Acquiring Fund on the Closing Date the Statement of Assets and Liabilities of the Acquired Fund as of the Closing Date, which statement shall be prepared in accordance with generally accepted accounting principles consistently applied and shall be certified by the Acquired Fund's Treasurer or Assistant Treasurer. As promptly as practicable but in any case within 60 days after the Closing Date, the Acquired Fund shall furnish to the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for federal income tax purposes and of any capital loss carryovers and other items that will be carried over to the Acquiring Fund as a result of Section 381 of the Code, and which statement will be certified by the President of the Acquired Fund.

     5.7 The Acquiring Fund will prepare and file with the Commission the Registration Statement in compliance with the 1933 Act and the 1940 Act in connection with the issuance of the Acquiring Fund Shares as contemplated herein.

     5.8 The Acquired Fund will prepare a Proxy Statement, to be included in the Registration Statement in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act and the rules and regulations thereunder (collectively, the "Acts") in connection with the special meeting of shareholders of the Acquired Fund to consider approval of this Agreement.


     6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND

        The obligations of the Acquired Fund to complete the transactions provided for herein shall be, at its election, subject to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

     6.1 All representations and warranties of the Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date; and

     6.2 The Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquired Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Acquiring Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquired Fund shall reasonably request.


     7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

     The obligations of the Acquiring Fund to complete the transactions provided for herein shall be, at its election, subject to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

     7.1 All representations and warranties of the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

     7.2 The Acquired Fund shall have delivered to the Acquiring Fund the Statement of Assets and Liabilities of the Acquired Fund, together with a list of its portfolio securities showing the federal income tax bases and holding periods of such securities, as of the Closing Date, certified by the Treasurer or Assistant Treasurer of the Acquired Fund;

     7.3 The Acquired Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in the name of the Acquired Fund by a President or Vice President and a Treasurer or Assistant Treasurer of the Acquired Fund, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Acquired Fund in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquiring Fund shall reasonably request; and

     7.4 At or prior to the Closing Date, the Acquired Fund's investment adviser, or an affiliate thereof, shall have made all payments, or applied all credits, to the Acquired Fund required by any applicable contractual or state-imposed expense limitation.


     8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

     The obligations of the Acquiring Fund and the Acquired Fund hereunder are each subject to the further conditions that on or before the Closing Date:

     8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of beneficial interest of the Acquired Fund in accordance with the provisions of the Acquired Fund's Declaration of Trust, as amended, and By-Laws, and certified copies of the resolutions evidencing such approval by the Acquired Fund's shareholders shall have been delivered by the Acquired Fund to the Acquiring Fund;

     8.2 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain changes or other relief in connection with, this Agreement or the transactions contemplated herein;

     8.3 All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities, including "no-action" positions of such federal or state authorities) deemed necessary by the Acquired Fund and the Acquiring Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may waive any such conditions for itself;

     8.4 The Registration Statement shall have become effective under the 1933 Act and the 1940 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act or the 1940 Act;

     8.5 The Acquired Fund shall have distributed to its shareholders all of its investment company taxable income (as defined in Section 852(b)(2) of the Code) for its taxable year ending on the Closing Date, all of the excess of its interest income excludable from gross income under Section 103(a) of the Code over its deductions disallowed under Sections 265 and/or 171(a)(2) of the Code for its taxable year ending on the Closing Date, and all of its net capital gain (as such term is used in Section 852(b)(3)(C) of the Code), after reduction by any available capital loss carryforward, for its taxable year ending on the Closing Date; and

     8.6 The parties shall have received an opinion of Messrs. Hale and Dorr, satisfactory to the Acquired Fund and the Acquiring Fund, substantially to the effect that for federal income tax purposes:

          (a) The acquisition by the Acquiring Fund of all of the assets of the Acquired Fund solely in exchange for the issuance of Acquiring Fund Shares to the Acquired Fund and the assumption of all of the Acquired Fund Liabilities by the Acquiring Fund, followed by the distribution by the Acquired Fund, in liquidation of the Acquired Fund, of Acquiring Fund Shares to the shareholders of the Acquired Fund in exchange for their shares of beneficial interest of the Acquired Fund and the termination of the Acquired Fund, will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and the Acquired Fund and the Acquiring Fund will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code;

             (b) No gain or loss will be recognized by the Acquired Fund upon (i) the transfer of all of its assets to the Acquiring Fund solely in exchange for the issuance of Acquiring Fund Shares to the Acquired Fund and the assumption of all of the Acquired Fund Liabilities by the Acquiring Fund; and (ii) the distribution by the Acquired Fund of such Acquiring Fund Shares to the shareholders of the Acquired Fund;

             (c) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the issuance of the Acquiring Fund Shares to the Acquired Fund and the assumption of all of the Acquired Fund Liabilities by the Acquiring Fund;

             (d) The basis of the assets of the Acquired Fund acquired by the Acquiring Fund will be, in each instance, the same as the basis of those assets in the hands of the Acquired Fund immediately prior to the transfer;

             (e) The tax holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will, in each instance, include the Acquired Fund's tax holding period for those assets;

             (f) The shareholders of the Acquired Fund will not recognize gain or loss upon the exchange of all of their shares of beneficial interest of the Acquired Fund solely for Acquiring Fund Shares as part of the transaction;

             (g) The basis of the Acquiring Fund Shares received by the Acquired Fund shareholders in the transaction will be the same as the basis of the shares of beneficial interest of the Acquired Fund surrendered in exchange therefor; and

             (h) The tax holding period of the Acquiring Fund Shares received by the Acquired Fund shareholders will include, for each shareholder, the tax holding period for the shares of beneficial interest of the Acquired Fund surrendered in exchange therefor, provided that such Acquired Fund shares were held as capital assets on the date of the exchange.

     The Acquiring Fund and the Acquired Fund agree to make and provide representations with respect to the Acquiring Fund and the Acquired Fund, respectively, which are reasonably necessary to enable Hale and Dorr to deliver an opinion substantially as set forth in this Paragraph 8.6. Notwithstanding anything herein to the contrary, neither the Acquired Fund nor the Acquiring Fund may waive the conditions set forth in this Paragraph 8.6.

9.   BROKERAGE FEES AND EXPENSES

     9.1 The Acquiring Fund and the Acquired Fund represent and warrant to the Acquired Fund and the Acquiring Fund, respectively, that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

     9.2 The Acquiring Fund and the Acquired Fund shall each be liable solely for its own expenses incurred in connection with entering into and carrying out the provisions of this Agreement whether or not the transactions contemplated hereby are consummated.


10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

     10.1 The Acquiring Fund and the Acquired Fund agree that neither party has made any representation, warranty or covenant not set forth herein or referred to in Paragraph 4 hereof and that this Agreement constitutes the entire agreement between the parties.

     10.2 The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.


11.  TERMINATION

     11.1 This Agreement may be terminated by the mutual agreement of the Acquiring Fund and the Acquired Fund. In addition, either party may at its option terminate this Agreement at or prior to the Closing Date:

          (a) because of a material breach by the other of any representation, warranty, covenant or agreement contained herein to be performed at or prior to the Closing Date;

          (b) because of a condition herein expressed to be precedent to the obligations of the terminating party which has not been met and which reasonably appears will not or cannot be met;

          (c) by resolution of the Acquiring Fund's Board of Trustees if circumstances should develop that, in the good faith opinion of such Board, make proceeding with the Agreement not in the best interests of the Acquiring Fund's shareholders; or

          (d) by resolution of the Acquired Fund's Board of Trustees if circumstances should develop that, in the good faith opinion of such Board, make proceeding with the Agreement not in the best interests of the Acquired Fund's shareholders.

     11.2 In the event of any such termination, there shall be no liability for damages on the part of the Acquiring Fund or the Acquired Fund, or the Trustees or officers of either Fund, but each party shall bear the expenses incurred by it incidental to the preparation and carrying out of this Agreement.

12.  AMENDMENTS

     This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon by the authorized officers of the Acquired Fund and the Acquiring Fund. However, following the meeting of shareholders of the Acquired Fund held pursuant to Paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions regarding the method for determining the number of Acquiring Fund Shares to be received by the Acquired Fund shareholders under this Agreement to the detriment of such shareholders without their further approval; provided that nothing contained in this Article 12 shall be construed to prohibit the parties from amending this Agreement to change the Closing Date.


13.  NOTICES

     Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy or certified mail addressed to the Acquiring Fund or to the Acquired Fund, each at 101 Huntington Avenue, Boston, Massachusetts 02199,
Attention: President, and, in either case, with copies to Hale and Dorr, 60 State Street, Boston, Massachusetts 02109, Attention: Pamela J. Wilson, Esq.

14. HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT

     14.1 The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     14.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

     14.3 This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

     14.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the prior written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first set forth above by its President or Vice President and has caused its corporate seal to be affixed hereto.


                                             JOHN HANCOCK TAX-FREE BOND FUND



                                             By: /s/ Anne C. Hodsdon
                                                 ------------------------------
                                             Name: Anne C. Hodsdon
                                             Title: President



                                             JOHN HANCOCK TAX-EXEMPT INCOME FUND


                                             By: /s/ Thomas H. Drohan
                                                 ------------------------------
                                             Name: Thomas H. Drohan
                                             Title: Senior Vice President

                     JOHN HANCOCK TAX-EXEMPT INCOME FUND
              101 HUNTINGTON AVENUE, BOSTON, MASSACHUSETTS 02199
              SPECIAL MEETING OF THE SHAREHOLDERS - MAY 2, 1996
                 PROXY SOLICITATION BY THE BOARD OF TRUSTEES


        The undersigned, revoking previous proxies, hereby appoint(s) Edward J. Boudreau, Jr., Thomas H. Drohan and James B. Little, with full power of substitution in each, to vote all the shares of beneficial interest of John Hancock Tax-Exempt Income fund ("Tax-Exempt Income Fund" or the "Fund") which the undersigned is (are) entitled to vote at the Special Meeting of Shareholders (the "Meeting") of Tax-Exempt Income Fund to be held at 101 Huntington Avenue, Boston, Massachusetts, on May 2, 1996 at 9:00 a.m., Boston time, and at any adjournment of the Meeting. All powers may be exercised by a majority of said proxy holders or substitutes voting or acting, or, if only one votes and acts, then by that one. Receipt of the Proxy Statement dated March 18, 1996 is hereby acknowledged. If not revoked, this proxy shall be voted:

                                        PLEASE SIGN, DATE AND RETURN
                                        PROMPTLY IN ENCLOSED ENVELOPE

                                        Date  ______________________, 1996

                                        NOTE: Signature(s) should
                                        agree with name(s) printed
                                        herein. When signing as
                                        attorney, executor,
                                        administrator, trustee or
                                        guardian, please give your full
                                        title as such. If a
                                        corporation, please sign in
                                        full corporate name by
                                        president or other authorized
                                        officer. If a partnership,
                                        please sign in partnership
                                        name by authorized person.


                                        ------------------------------------
                                                      Signature(s)

VOTE THIS PROXY CARD TODAY! YOUR PROMPT RESPONSE WILL SAVE YOUR FUND THE EXPENSE OF ADDITIONAL MAILINGS.

THIS PROXY SHALL BE VOTED IN FAVOR OF (FOR) PROPOSAL 1 IF NO
SPECIFICATION IS MADE BELOW. AS TO ANY OTHER MATTER, SAID PROXY OR PROXIES SHALL VOTE IN ACCORDANCE WITH THEIR BEST JUDGEMENT. PLEASE VOTE BY FILLING IN THE APPROPRIATE BOXES BELOW, AS SHOWN, USING BLUE OR BLACK INK OR DARK PENCIL. DO NOT USE RED INK.

   (1) To approve an Agreement and Plan of Reorganization between John Hancock Tax-Free Bond Fund and John Hancock Tax-Exempt Income Fund, providing for John Hancock Tax-Free Bond Fund's acquisition of all John Hancock Tax-Exempt Income Fund's assets in exchange solely for assumption of John Hancock Tax-Exempt Income Fund's liabilities, and the issuance of Class A shares and Class B shares of John Hancock Tax-Free Bond Fund to John Hancock Tax-Exempt Income Fund for distribution to its shareholders.

        FOR   /    /            AGAINST  /   /          ABSTAIN  /   /

         PLEASE DO NOT FORGET TO SIGN THE REVERSE SIDE OF THIS CARD.

                                   PART B

                     STATEMENT OF ADDITIONAL INFORMATION

                       JOHN HANCOCK TAX-FREE BOND FUND

                               March 18, 1996

This Statement of Additional Information is not a prospectus. It should be read in conjunction with the related Proxy Statement and Prospectus (also dated March 18, 1996) relating to Class A and Class B shares of John Hancock Tax-Free Bond Fund ("Tax-Free Bond Fund") to be issued in exchange for all of the net assets of John Hancock Tax-Exempt Income Fund ("Tax-Exempt Income Fund"). Please retain this Statement of Additional Information for future reference.
A copy of the Proxy Statement and Prospectus can be obtained free of charge by calling Shareholder Services at 1-800-225-5291 or by written request to Tax-Free Bond Fund at 101 Huntington Avenue, Boston, Massachusetts 02199.

TABLE OF CONTENTS
                                                                     Page
                                                                     ----
Introduction. . . . . . . . . . . . . . . . . . . . . . . .             3

Additional Information About Tax-Free Bond Fund . . . . . .             3
  General Information and History
  Investment Objective and Policies
  Management of Tax-Free Bond Fund
  Control Persons and Principal Holders of Shares
  Investment Advisory and Other Services
  Brokerage Allocation and Other Practices
  Common Stock
  Purchase, Redemption and Pricing of Tax-Free Bond Fund Stock
  Underwriters
  Calculation of Performance Data
  Financial Statements

Additional Information about Tax-Exempt Income Fund . . . .             5
  General Information and History
  Investment Objective and Policies
  Management of Tax-Exempt Income Fund
  Investment Advisory and Other Services
  Brokerage Allocation and Other Practices
  Shares of Beneficial Interest
  Purchase, Redemption and Pricing of
  Tax-Exempt Income Fund Shares
  Underwriters
  Calculation of Performance Data
  Financial Statements


EXHIBITS

A - Statement of Additional Information, dated May 1, 1995, of John Hancock
    Tax-Free Bond Fund including audited financial statements as of December 31, 1995.

B - Statement of Additional Information, dated May 1, 1995, of John Hancock
    Tax-Exempt Income Fund including audited financial statements as of December 31, 1995.

C - Pro Forma Combined Financial Statements at December 31, 1995 and for the period then ended of Tax-Free Bond Fund and Tax-Exempt Income Fund.

                                 INTRODUCTION
                                 ------------


        This Statement of Additional Information is intended to supplement the information provided in a Proxy Statement and Prospectus dated March 18, 1996 (the "Proxy Statement and Prospectus"). The Proxy Statement and Prospectus has been sent to the shareholders of Tax-Exempt Income Fund in connection with the solicitation by the management of Tax-Exempt Income Fund of proxies to be voted at the Special Meeting of Shareholders of Tax-Exempt Income Fund to be held on May 2, 1996. This Statement of Additional Information incorporates by reference the statement of additional information of Tax-Exempt Income Fund, dated May 1, 1995 (the "Tax-Exempt Income Fund SAI"), and the statement of additional information of Tax-Free Bond Fund, dated May 1, 1995 (the "Tax-Free Bond Fund SAI"). The Tax-Exempt Income Fund SAI and the Tax-Free Bond Fund SAI are included with this Statement of Additional Information.

               ADDITIONAL INFORMATION ABOUT TAX-FREE BOND FUND
               -----------------------------------------------

General Information and History
-------------------------------

        For additional information about Tax-Free Bond Fund generally and its history, see "Organization of the Fund" in the Tax-Free Bond Fund SAI.

Investment Objective and Policies
---------------------------------

        For additional information about Tax-Free Bond Fund's investment objective, policies and restrictions see "Investment Objective and Policies," "Certain Investment Practices" and "Investment Restrictions" in the Tax-Free Bond Fund SAI.

Management of Tax-Free Bond Fund
--------------------------------

        For additional information about the Tax-Free Bond Fund's Board of Trustees, officers and management personnel, see "Those Responsible for Management" in the Tax-Free Bond Fund SAI.

Control Persons and Principal Holders of Shares
-----------------------------------------------

        For additional information about control persons of Tax-Free Bond Fund and principal holders of common stock of Tax-Free Bond Fund see "Those Responsible for Management" in the Tax-Free Bond Fund SAI.

Investment Advisory and Other Services
--------------------------------------

        For additional information about Tax-Free Bond Fund's investment adviser, custodian, transfer agent and independent accountants, see "Investment Advisory and Other Services," "Distribution Contract," "Transfer Agent Services," "Custody of Portfolio" and "Independent Auditors" in the Tax-Free Bond Fund SAI.

Brokerage Allocation and Other Practices
----------------------------------------

        For additional information about Tax-Free Bond Fund's brokerage allocation practices, see "Brokerage Allocation" in the Tax-Free Bond Fund SAI.

Shares of Beneficial Interest
-----------------------------

        For additional information about the voting rights and other characteristics of Tax-Free Bond Fund's shares of beneficial interest, see "Description of the Fund's Shares" in the Tax-Free Bond Fund SAI.

Purchase, Redemption and Pricing of Tax-Free Bond Fund Shares
-------------------------------------------------------------

        For additional information about the determination of net asset value, see "Net Asset Value" in the Tax-Free Bond Fund SAI.

Underwriters
------------

        For additional information about Tax-Free Bond Fund's principal underwriter and the distribution contract between the principal underwriter and Tax-Free Bond Fund, see "Distribution Contract" in the Tax-Free Bond Fund SAI.

Calculation of Performance Data
-------------------------------

        For additional information about the investment performance of Tax-Free Bond Fund, see "Calculation of Performance" in the Tax-Free Bond Fund SAI.

Financial Statements
--------------------

        Audited financial statements of Tax-Free Bond Fund at December 31, 1995 are attached to the Tax-Free Bond Fund SAI. The Fund's audited financial statements at December 31, 1994 are incorporated by reference to the filing:
1994 Annual Report to Shareholders, as filed with the Securities and Exchange Commission on March 6, 1995 (accession number: 0000950135-95-000632).

        Pro Forma combined financial statements at December 31, 1995 for Tax-Free Bond Fund as though the Reorganization had occurred on December 31, 1995 are attached hereto.

             ADDITIONAL INFORMATION ABOUT TAX-EXEMPT INCOME FUND
             ---------------------------------------------------

General Information and History
-------------------------------

        For additional information about Tax-Exempt Income Fund generally and its history, see "Organization of the Fund" in the Tax-Exempt Income Fund SAI.

Investment Objectives and Policies
----------------------------------

        For additional information about Tax-Exempt Income Fund's investment objectives and policies, see "Investment Objective and Policies," "Certain Investment Practices" and "Investment Restrictions" in the Tax-Exempt Income Fund SAI.

Management of Tax-Exempt Income Fund
------------------------------------

        For additional information about Tax-Exempt Income Fund's Board of Trustees, officers and management personnel, see "Those Responsible for Management" in the Tax-Exempt Income Fund SAI.

Investment Advisory and Other Services
--------------------------------------

        For additional information about Tax-Exempt Income Fund's investment adviser, custodian, transfer agent and independent accountants, see "Investment Advisory and Other Services," "Distribution Contract," "Transfer Agent Services," "Custody of Portfolio" and "Independent Auditors" in the Tax-Exempt Income Fund SAI.

Brokerage Allocation and Other Practices
----------------------------------------

        For additional information about Tax-Exempt Income Fund's brokerage allocation practices, see "Brokerage Allocation" in the Tax-Exempt Income Fund SAI.

Shares of Beneficial Interest
-----------------------------

        For additional information about the voting rights and other characteristics of Tax-Exempt Income Fund's shares of beneficial interest, see "Description of the Fund's Shares" in the Tax-Exempt Income Fund SAI.

Purchase, Redemption and Pricing of Tax-Exempt Income Fund Shares
-----------------------------------------------------------------

        For additional information about the net asset value of Tax-Exempt Income Fund's shares, see "Net Asset Value" in the Tax-Exempt Income Fund SAI.

Underwriters
------------

        For additional information about Tax-Exempt Income Fund's principal underwriter and the distribution contract between the principal underwriter and Tax-Exempt Income Fund, see "Distribution Contract" in the Tax-Exempt Income Fund SAI.

Calculation of Performance Data
-------------------------------

        For additional information about the investment performance of Tax-Exempt Income Fund, see "Calculation of Performance" in the Tax-Exempt Income Fund SAI.

Financial Statements
--------------------

        Audited financial statements of Tax-Exempt Income Fund at December 31, 1995 are attached to the Tax-Exempt Income Fund SAI. The Fund's audited financial statements at December 31, 1994 are incorporated by reference to the filing: 1994 Annual Report to Shareholders, as filed with the Securities and Exchange Commission on March 2, 1995 (accession number: 000095135-95-000336).

                        JOHN HANCOCK TAX-FREE BOND FUND

                      STATEMENT OF ADDITIONAL INFORMATION

                                  MAY 1, 1995

     This Statement of Additional Information provides information about John Hancock Tax-Free Bond (the "Fund") in addition to the information that is contained in the Fund's Class A and Class B Prospectus (the "Prospectus"), dated May 1, 1995.

     This Statement of Additional Information is not a prospectus. It should be read in conjunction with the Prospectus, a copy of which can be obtained free of charge by writing or telephoning:
                   John Hancock Investor Services Corporation
                                 P.O. Box 9116
                        Boston, Massachusetts 02205-5291
                                 1-800-225-5291


                               TABLE OF CONTENTS

Organization of the Fund...................................................  2
Investment Objective and Policies..........................................  2
Certain Investment Practices...............................................  5
Investment Restrictions....................................................  10
Those Responsible for Management...........................................  12
Investment Advisory and Other Services.....................................  17
Distribution Contract......................................................  19
Net Asset Value............................................................  22
Initial Sales Charge On Class A Shares.....................................  22
Deferred Sales Charge on Class B Shares....................................  23
Special Redemptions........................................................  24
Additional Services and Programs...........................................  24
Description of the Fund's Shares...........................................  25
Tax Status.................................................................  27
Brokerage Allocation.......................................................  30
Transfer Agent Services....................................................  31
Independent Auditors.......................................................  32
Custody of Portfolio.......................................................  32
Calculation of Performance.................................................  32
Appendix A.................................................................  A-1
Financial Statements.......................................................  F-1

                            ORGANIZATION OF THE FUND

     The Fund is a diversified open-end management investment company organized as a business trust under the laws of The Commonwealth of Massachusetts. Prior to the approval of John Hancock Advisers, Inc. (the "Investment Adviser") as the Fund's adviser, the Fund was known as Transamerica Tax-Exempt Bond Fund.

                       INVESTMENT OBJECTIVE AND POLICIES

     INVESTMENT OBJECTIVE. As discussed under "Investment Objective and Policies" in the Prospectus, the investment objective of the Fund is to obtain as high a level of income exempt from federal income taxes as is consistent with preservation of capital. The Fund seeks to achieve its objective by investing primarily in municipal bonds which are rated at the time of purchase within the four highest ratings and municipal notes which are rated at the time of purchase within the two highest ratings assigned by Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Ratings Group ("S&P") or Fitch Investors Service, Inc. ("Fitch"); municipal bonds and notes which, if unrated, are determined to be of comparable quality by John Hancock Advisers, Inc. (the "Investment Adviser"); and municipal commercial paper rated within the two highest quality ratings (collectively, "Municipal Obligations"). Securities in which the Fund may invest may not earn as high a level of current income as lower quality securities which have greater market risk and more fluctuation in market value.

     DESCRIPTION OF MUNICIPAL OBLIGATIONS. In seeking to achieve its investment objective, the Fund invests in a variety of Municipal Obligations which consist of Municipal Bonds, Municipal Notes and Municipal Commercial Paper, the interest on which in the opinion of the bond issuer's counsel (not the Fund's counsel) is exempt from federal income tax.

     Municipal Bonds. Municipal bonds are issued to obtain funds for various public purposes including the construction of a wide range of public facilities such as airports, highways, bridges, schools, hospitals, housing, mass transportation, streets and water and sewer works. Other public purposes for which Municipal Bonds may be issued include refunding outstanding obligations, obtaining funds for general operating expenses and obtaining funds to lend to other public institutions and facilities. In addition, certain types of industrial development bonds are issued by or on behalf of public authorities to obtain funds for many types of local, privately operated facilities. Such debt instruments are considered municipal obligations if the interest paid on them is exempt from federal income tax. The payment of principal and interest by issuers of certain obligations purchased by the Fund may be guaranteed by a letter of credit, note repurchase agreement, insurance or other credit facility agreement offered by a bank or other financial institution. Such guarantees and the creditworthiness of guarantors will be considered by the Investment Adviser in determining whether a Municipal Obligation meets the Fund's investment quality requirements. No assurance can be given that a municipality or guarantor will be able to satisfy the payment of principal or interest on a municipal obligation.

     Municipal Notes. Municipal Notes are short-term obligations of municipalities, generally with a maturity ranging from six months to three years. The principal types of such Notes include tax, bond and revenue anticipation notes and project notes.

     Municipal Commercial Paper. Municipal Commercial Paper is a short-term obligation of a municipality, generally issued at a discount with a maturity of less than one year. Such paper is likely to be issued to meet seasonal working capital needs of a municipality or interim construction financing. Municipal Commercial Paper is backed in many cases by letters of credit, lending agreements, note repurchase agreements or other credit facility agreements offered by banks and other institutions.

     Federal tax legislation enacted in the 1980's placed substantial new restrictions on the issuance of the bonds described above and in some cases eliminated the ability of state or local governments to issue Municipal Obligations for some of the above purposes. Such restrictions do not affect the Federal income tax treatment of Municipal Obligations in which the Fund may invest which were issued prior to the effective dates of the provisions imposing such restrictions. The effect of these restrictions may be to reduce the volume of newly issued Municipal Obligations.

     Issuers of Municipal Obligations are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Act, and laws, if any, which may be enacted by Congress or state legislatures extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of such obligations. There is also the possibility that as a result of litigation or other conditions the power or ability of any one or more issuers to pay when due the principal of and interest on their Municipal Obligations may be affected.

     The yields of Municipal Bonds depend upon, among other things, general money market conditions, general conditions of the Municipal Bond market, size of a particular offering, the maturity of the obligation and rating of the issue. The ratings of S&P, Moody's and Fitch represent their respective opinions of the quality of the Municipal Bonds they undertake to rate. It should be emphasized, however, that ratings are general and not absolute standards of quality. Consequently, Municipal Bonds with the same maturity, coupon and rating may have different yields and Municipal Bonds of the same maturity and coupon with different ratings may have the same yield. See Appendix A for a description of ratings. Many issuers of securities choose not to have their obligations rated. Although unrated securities eligible for purchase by the Fund must be determined to be comparable in quality to securities having certain specified ratings, the market for unrated securities may not be as broad as for rated securities since many investors rely on rating organizations for credit appraisal.

     VARIABLE OR FLOATING RATE OBLIGATIONS. As discussed under "Investment Objective and Policies" in the Prospectus, certain of the obligations in which the Fund may invest may be variable or floating rate obligations on which the interest rate is adjusted at predesignated periodic intervals (variable rate) or when there is a change in the market rate of interest on which the interest rate payable on the obligation is met is based (floating rate). Variable or floating rate obligations may include a demand feature which entitles the purchaser to demand prepayment of the principal amount prior to stated maturity. Also, the issuer may have a corresponding right to prepay the principal amount prior to maturity. As with any other type of debt security, the marketability of variable or floating rate instruments may vary depending upon a number of factors, including the type of issuer and the terms of the instruments. The Fund may also invest in more recently developed floating rate instruments which are created by dividing a municipal security's interest rate into two or more different components. Typically, one component ("floating rate component" or "FRC") pays an interest rate that is reset periodically through an auction process or by reference to an interest rate index. A second component ("inverse floating rate component" or "IFRC") pays an interest rate that varies inversely with changes to market rates of interest, because the interest paid to the IFRC holders is generally determined by subtracting a variable or floating rate from a predetermined amount (i.e., the difference between the total interest paid by the municipal security and that paid by the
FRC).  The Fund may
purchase FRC's without limitation. Up to 10% of the Fund's total assets may be invested in IFRC's in an attempt to protect against a reduction in the income earned on the Fund's other investments due to a decline in interest rates. The extent of increases and decreases in the value of an IFRC generally will be greater than comparable changes in the value of an equal principal amount of a fixed-rate municipal security having similar credit quality, redemption provisions and maturity. To the extent that such instruments are not readily marketable, as determined by the Investment Adviser pursuant to guidelines adopted by the Board of Trustees, they will be considered illiquid for purposes of the Fund's 10% investment restriction on investment in non-readily marketable securities.

     PARTICIPATION INTERESTS. The Fund may purchase from financial institutions tax exempt participation interests in tax exempt securities. A participation interest gives the Fund an undivided interest in the tax exempt security in the proportion that the Fund's participation interest bears to the total amount of the tax exempt security. For certain participation interests, the Fund will have the right to demand payment, on a specified number of days' notice, for all or any part of the Fund's participation interest in the tax exempt security plus accrued interest. Participation interests, which are determined to be not readily marketable, will be considered as such for purposes of the Fund's 10% investment restriction on investment in non-readily marketable illiquid securities. The Fund may also invest in Certificates of Participation (COP's) which provide participation interests in lease revenues. Each Certificate represents a proportionate interest in or right to the lease-purchase payment made under municipal lease obligations or installment sales contracts. Typically, municipal lease obligations are issued by a state or municipal financing authority to provide funds for the construction of facilities (e.g., schools, dormitories, office buildings or prisons) or the acquisition of equipment. The facilities are typically used by the state or municipality pursuant to a lease with a financing authority. Certain municipal lease obligations may trade infrequently. Participation interests in municipal lease obligations will not be considered illiquid for purposes of the Fund's 10% limitation on illiquid securities provided the Investment Adviser determines that there is a readily available market for such securities. In reaching liquidity decisions, the Investment Adviser will consider, among others, the following factors: (1) the frequency of trades and quotes for the security; (2) the number of dealers wishing to purchase or sell the security and the number of other potential purchasers; (3) dealer undertakings to make a market in the security and (4) the nature of the security and the nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers and the mechanics of the transfer.) With respect to municipal lease obligations, the Investment Adviser also considers: (1) the willingness of the municipality to continue, annually or biannually, to appropriate funds for payment of the lease; (2) the general credit quality of the municipality and the essentiality to the municipality of the property covered by the lease; (3) an analysis of factors similar to that performed by nationally recognized statistical rating organizations in evaluating the credit quality of a municipal lease obligation, including (i) whether the lease can be cancelled; (ii) if applicable, what assurance there is that the assets represented by the lease can be sold; (iii) the strength of the lessee's general credit (e.g., its debt, administrative, economic and financial characteristics); (iv) the likelihood that the municipality will discontinue appropriating funding for the leased property because the property is no longer deemed essential to the operations of the municipality (e.g., the potential for an event of nonappropriation); and (v) the legal recourse in the event of failure to appropriate; and (4) any other factors unique to municipal lease obligations as determined by the Investment Adviser.

     FUND CHARACTERISTICS AND OTHER POLICIES. The Fund may engage in short-term trading consistent with its investment objective. Securities may be sold in anticipation of a market decline (a rise in interest rates) or purchased in anticipation of a market rise (a decline in interest rates). In addition, a security may be sold and another security of comparable quality purchased at approximately the same time to take advantage of what the Investment Adviser believes to be a temporary disparity in the normal yield relationship between the two securities. These yield disparities may occur for reasons not directly related to the investment quality of particular issues or the general movement of interest rates, such as changes in the overall demand for, or supply of, various types of tax-exempt securities.

     In general, purchases and sales may also be made to restructure the portfolio in terms of average maturity, quality, coupon yield or diversification for any one or more of the following purposes: (a) to increase income, (b) to improve portfolio quality, (c) to minimize capital depreciation,
(d) to realize gains or losses, or (e) for such other reasons as the Investment Adviser deems relevant in light of economic market conditions.

     The Fund is a "diversified" management investment company under the Investment Company Act of 1940 (the "Act"). This means that with respect to 75% of its total assets: (1) the Fund may not invest more than 5% of its total assets in the securities of any one issuer other than U.S. government securities and securities of other investment companies and (2) the Fund may not own more than 10% of the outstanding voting securities of any one issuer. In applying these limitations, a guarantee of a security will not be considered a security of the guarantor, provided that the value of all securities issued or guaranteed by that guarantor, and owned by the Fund, does not exceed 10% of Fund's total assets. Since Municipal Obligations ordinarily purchased by the Fund are not voting securities (notwithstanding the 75% limitation described above), there is generally no limit on the percentage of a single issuer's obligations which the Fund may own so long as it does not invest more than 5% of its total assets in the securities of that issuer. Consequently, the Fund may invest in a greater percentage of the outstanding securities of a single issuer than would an investment company which invests in voting securities. In determining the issuer of a security, each state and each political subdivision agency, and instrumentality of each state and each multi-state agency of which such state is a member is a separate issuer. Where securities are backed only by assets and revenues of a particular instrumentality, facility or subdivision, such entity is considered the issuer.


                          CERTAIN INVESTMENT PRACTICES

     LENDING OF PORTFOLIO SECURITIES. In order to generate additional income, the Fund may, from time to time, lend securities from its portfolios to brokers, dealers and financial institutions such as banks and trust companies. Such loans will be secured by collateral consisting of cash or U.S. Government securities which will be maintained in an amount equal to at least 100% of the current market value of the loaned securities. During the period of the loan, the Fund will receive the income on both the loaned securities and the collateral and thereby increase its return. Cash collateral will be invested in short-term high quality debt securities, which will increase the current income of the Fund. The loans will be terminable by the Fund at any time and by the borrower on one day's notice. The Fund will have the right to regain record ownership of loaned securities to exercise beneficial rights such as rights to interest or other distributions or voting rights on important issues. The Fund may pay reasonable fees to persons unaffiliated with the Fund for services in arranging such loans. Lending of portfolio securities involves a risk of failure by the borrower to return the loaned securities, in which event the Fund may incur a loss.

     WHEN-ISSUED AND FORWARD COMMITMENT SECURITIES. The Fund may purchase securities on a when-issued or forward commitment basis. "When-issued" refers to securities whose terms are available and for which a market exists, but which have not been issued. The Fund will engage in when-issued transactions with respect to securities purchased for its portfolio in order to obtain what is considered to be an advantageous price and yield at the time of the transaction. For when-issued transactions, no payment is made until delivery is due, often a month or more after the purchase. In a forward commitment transaction, the Fund contracts to purchase securities for a fixed price at a future date beyond customary settlement time.

     When the Fund engages in forward commitment and when-issued transactions, it relies on the seller to consummate the transaction. The failure of the issuer or seller to consummate the transaction may result in the Fund losing the opportunity to obtain a price and yield considered to be advantageous. The purchase of securities on a when-issued and forward commitment basis also involves a risk of loss if the value of the security to be purchased declines prior to the settlement date.

     On the date the Fund enters into an agreement to purchase securities on a when-issued or forward commitment basis, the Fund will segregate in a separate account cash or liquid, high grade debt securities equal in value to the Fund's commitment. These assets will be valued daily at market, and additional cash or securities will be segregated in a separate account to the extent that the total value of the assets in the account declines below the amount of the when-issued commitments. Alternatively, the Fund may enter into offsetting contracts for the forward sale of other securities that it owns.

     REPURCHASE AGREEMENTS. The Fund may enter into repurchase agreements. A repurchase agreement is a contract under which the Fund would acquire a security for a relatively short period (generally not more than 7 days) subject to the obligation of the seller to repurchase and the Fund to resell such security at a fixed time and price (representing the Fund's cost plus interest). The Fund will enter into repurchase agreements only with member banks of the Federal Reserve System and with securities dealers. The Investment Adviser will continuously monitor the creditworthiness of the parties with whom the Fund enters into repurchase agreements. The Fund has established a procedure providing that the securities serving as collateral for each repurchase agreement must be delivered to the Fund's custodian either physically or in book-entry form and that the collateral must be marked to market daily to ensure that each repurchase agreement is fully collateralized at all times. In the event of bankruptcy or other default by a seller of a repurchase agreement, the Fund could experience delays in liquidating the underlying securities and could experience losses, including the possible decline in the value of the underlying securities during the period which the Fund seeks to enforce its rights thereto, possible subnormal levels of income and lack of access to income during this period, and the expense of enforcing its rights.

     The Fund is permitted to engage in certain hedging techniques involving options and futures transactions in order to reduce the effect of interest rate movements affecting the market values of the investments held, or intended to be purchased, by the Fund.

     OPTIONS ON DEBT SECURITIES. The Fund may purchase and write put and call options on debt securities which are traded on a national securities exchange (an "Exchange") to protect its holdings in municipal bonds against a substantial decline in market value. Securities are considered related if their price movements generally correlate to one another. The purchase of put options on debt securities which are related to securities held in its portfolio will enable the Fund to protect, at least partially, unrealized gains in an appreciated security in its portfolio without actually selling the security. In addition, the Fund may continue to receive tax-exempt interest income on the security. However, under certain circumstances the Fund may not be treated as the tax owner of a security held subject to a put option, in which case interest with respect to such security would not be tax-exempt for the Fund. The purchase of call options on debt securities may help to protect against substantial increases in prices of securities the Fund intends to purchase pending its ability to invest in such securities in an orderly manner.

     The Fund may sell put and call options it has previously purchased, which could result in a net gain or loss depending on whether the amount realized on the sale is more or less than the premium and other transaction costs paid in connection with the option which is sold.

     In order to protect partially against declines in the value of its portfolio securities, the Fund may sell (write) call options on debt securities. A call option gives the purchaser of such option in return for a premium paid, the right to buy, and the seller has the obligation to sell, the underlying security at the exercise price if the option is exercised during the option period. The writer of the call option who receives the premium has the obligation to sell the underlying security to the purchaser at the exercise price during the option period if assigned an exercise notice. The Fund will write call options only on a covered basis, which means that it will own the underlying security subject to a call option at all times during the option period. The exercise price of a call option may be below, equal to or above the current market value of the underlying security at the time the option is written.

     During the option period, a covered call option writer may be assigned an exercise notice by the broker/dealer through whom such call option was sold requiring the writer to deliver the underlying security against payment of the exercise price. This obligation is terminated upon the expiration of the option period or at such earlier point in time when the writer effects a closing purchase transaction.

     Closing purchase transactions will ordinarily be effected to realize a profit on an outstanding call option, to prevent an underlying security from being called, in conjunction with the sale of the underlying security or to enable the Fund to write another call option on the underlying security with a different exercise price or different expiration date or both.

     The Fund will write cash secured put options in order to facilitate its ability to purchase a security at a price lower than the current market price of such security. The Fund will write put options only on a "cash secured" basis which means that if the Fund writes a "put" it will segregate cash obligations in the event the "put" is exercised. "Puts" will only be written in furtherance of the basic investment objectives of the Fund relating to the acquisition of tax exempt securities and will not be written with the primary intent of generating income from premiums paid to the Fund in connection with the sale of the "put".

     The purchase and writing of put and call options involves certain risks. During the option period, the covered call writer has, in return for the premium on the option, given up the opportunity to profit from a price increase in the underlying securities above the exercise price, but, as long as its obligation as a writer continues, has retained the risk of loss in the event the price of the underlying security declines. A secured put writer assumes the risk that the underlying security will fall below the exercise price in which case the writer could be required to purchase the security at a higher price than the then current market price of the security. In either instance, the writer has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying securities, in the case of a call, or acquire the contract securities, in the case of a put, at the exercise price. If a put or call option purchased by the Fund is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price, in the case of a put, or equal to or less than the exercise price, in the case of a call, the Fund will lose its entire investment in the option. Also, where a put or a call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security.

     The Fund will not invest in a put or a call option if as a result the amount of premiums paid for such options then outstanding, when added to the premiums paid for financial and index futures and put and call options on such futures, would exceed 10% of the Fund's total assets.

     FUTURES CONTRACTS AND RELATED OPTIONS. The Fund may engage in the purchase and sale of interest rate futures contracts ("financial futures") and tax-exempt bond index futures contracts ("index futures") and the purchase and writing of put and call options thereon, as well as put and call options on tax-exempt bond indexes (if and when they are traded) only as a hedge against changes in the general level of interest rates in accordance with strategies more specifically described below.

     The purchase of a financial futures contract obligates the buyer to accept and pay for the specific type of debt security called for in the contract at a specified future time and at a specified price. The Fund would purchase a financial futures contract when it is not fully invested in long-term debt securities but wishes to defer its purchases for a time until it can invest in such securities in an orderly manner or because short-term yields are higher than long-term yields. Such purchases would enable the Fund to earn the income on a short-term security while at the same time minimizing the effect of all or part of an increase in the market price of the long-term debt security which the Fund intends to purchase in the future. A rise in the price of the long-term debt security prior to its purchase either would generally be offset by an increase in the value of the futures contract purchased by the Fund or avoids by taking delivery of the debt securities under the futures contract.

     The sale of a financial futures contract obligates the seller to deliver the specific type of debt security called for in the contract at a specified future time and at a specified price. The Fund would sell a financial futures contract in order to continue to receive the income from a long-term debt security, while endeavoring to avoid part or all of the decline in market value of that security which would accompany an increase in interest rates. If interest rates did rise, a decline in the value of the debt security held by the Fund would be substantially offset by an increase in the value of the futures contract sold by the Fund. While the Fund could sell a long-term debt security and invest in a short-term security, ordinarily the Fund would give up income on its investment, since long-term rates normally exceed short-term rates.

     In addition, the Fund may purchase and write put and call options on financial futures contracts which are traded on an Exchange or a Board of Trade and enter into closing transactions with respect to such options to terminate an existing position. Options on financial futures contracts are similar to options on securities except that a put option on a financial futures contract gives the purchaser the right in return for the premium paid to assume a short position in a financial futures contract and a call option on a financial futures contract gives the purchaser the right in return for the premium paid to assume a long position in a financial futures contract.

     The Fund anticipates purchasing and selling tax-exempt bond index futures as a hedge against changes in the market value of the tax exempt bonds which it holds. A tax-exempt bond index fluctuates with changes in the market values of the tax-exempt bonds included in the index. An index future has similar characteristics to a financial future except that settlement is made through delivery of cash rather than the underlying securities. The sale of an index future obligates the seller to deliver at settlement an amount of cash equal to a specified dollar amount multiplied by the difference between the value of the index at the close of the last trading day of the contract and the price at which the future was originally written.

     The Fund may also purchase and write put and call options on tax-exempt bond indexes (if and when such options are traded) and enter into closing transactions with respect to such options.

An option on an index future is similar to an option on a debt security except that an option on an index future gives the holder the right to assume a position in an index future. The Fund will use options on futures contracts and options on tax-exempt bond indexes (if and when they are traded) in connection with hedging strategies. Generally, these strategies would be employed under the same market conditions in which the Fund would use put and call options on debt securities.

     The Fund may hedge up to the full value of its portfolio through the use of options and futures. At the time the Fund purchases a futures contract, an amount of cash or U.S. Government securities at least equal to the market value of the futures contract will be deposited in a segregated account with the Fund's Custodian to collateralize the position and thereby insure that such futures contract is unleveraged. The Fund may not purchase or sell futures contracts or purchase or write related put or call options if immediately thereafter the sum of the amount of margin deposits on the Fund's existing futures and related options positions and the amount of premiums paid for related options (measured at the time of investment) would exceed 5% of the Fund's total assets.

     While the Fund's hedging transactions may protect the Fund against adverse movements in the general level of interest rates, such transactions could also preclude the opportunity to benefit from favorable movements in the level of interest rates. Due to the imperfect correlation between movements in the prices of futures contracts and movements in the prices of the related securities being hedged, the price of a futures contract may move more than or less than the price of the securities being hedged. There is an increased likelihood that this will occur when a tax-exempt security is hedged by a futures contract on a taxable security. Options on futures contracts are generally subject to the same risks applicable to all option transactions. In addition, the Fund's ability to use this technique will depend in part on the development and maintenance of a liquid secondary market for such options. For a discussion of the inherent risks involved with futures contracts and options thereon, see "Risks Relating to Transactions in Futures Contracts and Related Options" below.

     The Fund's policies permitting the purchase and sale of futures contracts and the purchase and writing of related put or call options for hedging purposes only may not be changed without the approval of shareholders holding a majority of the Fund's outstanding voting securities. The Board of Directors may authorize procedures, including numerical limitations, with regard to such transactions in furtherance of the Fund investment objectives. Such procedures are not deemed to be fundamental and may be changed by the Board of Trustees without the vote of the Fund's shareholders.

     RISKS RELATING TO TRANSACTIONS IN FUTURES CONTRACTS AND RELATED OPTIONS. Positions in futures contracts may be closed out only on an exchange or board of trade which provides a market for such futures. Although the Fund intends to purchase or sell futures contracts only on exchanges or boards of trade where there appears to be an active market, there is no assurance that a liquid market on an exchange or board of trade will exist for any particular contract or at any particular time. In the event a liquid market does not exist, it may not be possible to close a futures position, and in the event of adverse price movements, the Fund would continue to be required to make daily cash payments of maintenance margin. In addition, limitations imposed by an exchange or board of trade on which futures contracts are traded may compel or prevent the Fund from closing out a contract which may result in reduced gain or increased loss to the Fund. The absence of a liquid market in futures contracts might cause the Fund to make or take delivery of the underlying securities at a time when it may be disadvantageous to do so. The purchase of put options on futures contracts involves less potential dollar risk to the Fund than an investment of equal amount in futures contracts, since the premium is the maximum amount of risk the purchaser of the option assumes. The entire amount of the premium paid for an option can be lost by the purchaser, but no more than that amount.


                            INVESTMENT RESTRICTIONS

     The Fund has adopted certain fundamental investment restrictions upon its investments as set forth below which may not be changed without the approval of the holders of a majority of the outstanding shares of the Fund. A majority for this purpose means: (a) more than 50% of the outstanding shares of the Fund or (b) 67% or more of the shares represented at a meeting where more than 50% of the outstanding shares of the Fund are represented, whichever is less.
Under these restrictions, the Fund may not:

     1. Borrow money except from banks for temporary or emergency (not leveraging) purposes, including the meeting of redemption requests that might otherwise require the untimely disposition of securities, in an amount up to 15% of the value of the Fund's total assets (including the amount borrowed) valued at market less liabilities (not including the amount borrowed) at the time the borrowings was made. While borrowing exceed 5% of the value of the Fund's total assets, the Fund will not purchase any additional securities. Interest paid on borrowing will reduce the Fund's net investment income.

     2. Pledge, hypothecate, mortgage or otherwise encumber its assets, except in an amount up to 10% of the value of its total assets but only to secure borrowing for temporary or emergency purposes or as may be necessary in connection with maintaining collateral in connection with writing put and call options or making initial margin deposits in connection with the purchase or sale of financial futures, index futures contracts and related options.

     3. With respect to 75% of its total assets, purchase securities (other than obligations issued or guaranteed by the United States government, its agencies of instrumentalities and shares of other investment companies) of any issuer if the purchase would cause immediately thereafter more than 5% of the value of the Fund's total assets invested in the securities of such issuer or the Fund would own more than 10% of the outstanding voting securities of such issuer.

     4. Make loans to others, except through the purchase of obligations in which the Fund is authorized to invest, entering in repurchase agreements and lending portfolio securities in an amount not exceeding one third of its total assets.

     5. Purchase illiquid securities, including securities subject to restrictions on disposition under the Securities Act of 1933, repurchase agreements maturing in more than seven days, and securities which do not have readily available market quotations, if such purchase would cause the Fund to have more than 10% of its net assets invested in such types of securities.

     6. Purchase or retain the securities of any issuer, if those officers and Trustees of the Fund or the Investment Adviser who own beneficially more than of 1% of the securities of such issuer, together own more than 5% of the securities of such issuer.

     7. Write, purchase or sell puts, calls or combinations thereof, except put and call options on debt securities, futures contracts based on debt securities, indices of debt securities and futures contracts based on indices of debt securities, sell securities on margin or make short sales of securities or maintain a short position, unless at all times when a short position is open it owns an equal amount of such securities or securities convertible into or exchangeable, without payment of any further consideration, for securities of the same issue as, and equal in amount to, the securities sold short, and unless not more than 10% of the Fund's net assets (taken at current value) is held as collateral for such sales at any one time.

     8. Underwrite the securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933 in disposing of a portfolio security.

     9. Purchase or sell real estate, real estate investment trust securities, commodities or commodity contracts, except commodities and commodities contracts which are necessary to enable the Fund to engage in permitted futures and options transactions necessary to implement hedging strategies, or oil and gas interests. This limitation shall not prevent the Fund from investing in municipal securities secured by real estate or interests in real estate or holding real estate acquired as a result of owning such municipal securities.

     10. Invest in common stock or in securities of other investment companies, except that securities of investment companies may be acquired as part of a merger, consolidation or acquisition of assets and units of registered unit investment trusts whose assets consist substantially of tax-exempt securities may be acquired to the extent permitted by Section 12 of the Act or applicable rules.

     11. Invest more than 25% of its assets in the securities of "issuers" in any single industry; provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the United States Government, its agencies or instrumentalities or by any state or political subdivision thereof. For purposes of this limitation when the assets and revenues of an agency, authority, instrumentality or other political subdivision are separate from those of the government creating the issuing entity and a security is backed only by the assets and revenues of the entity, the entity would be deemed to be the sole issuer of the security. Similarly, in the case of an industrial development or pollution control bond, if that bond is backed only by the assets and revenues of the nongovernmental user, then such nongovernmental user would be deemed to be the sole issuer. If, however, in either case, the creating government or some other entity guarantees a security, such a guarantee would be considered a separate security and would be treated as an issue of such government or other entity unless all securities issued or guaranteed by the government or other entity owned by the Fund does not exceed 10% of the Fund's total assets.

     12. Invest more than 5% of its total assets in securities of any issuers if the party responsible for payment, together with any predecessor, has been in operation for less than three years (except U.S. government and agency obligations and obligations backed by the faith, credit and taxing power of any person authorized to issue tax exempt securities).

     13. Issue any senior securities, except insofar as the Fund may be deemed to have issued a senior security by: entering into a repurchase agreement; purchasing securities in a when-issued or delayed delivery basis; purchasing or selling any options or financial futures contract; borrowing money or lending securities in accordance with applicable investment restrictions.

     In order to comply with certain state regulatory policies, the Fund has adopted a non- fundamental policy prohibiting the purchase of warrants. The Fund's Board of Trustees has approved the following non-fundamental investment policy pursuant to an order of the SEC: Notwithstanding any investment restriction to the contrary, the Fund may, in connection with the John Hancock Group of Funds Deferred Compensation Plan for Independent Trustees/Directors, purchase securities of other investment companies within the John Hancock Group of Funds provided that, as a result, (i) no more than 10% of the Fund's assets would be invested in securities of all other investment companies, (ii) such purchase would not result in more than 3% of the total outstanding voting securities of any one such investment company being held by the Fund and (iii) no more than 5% of the Fund's assets would be invested in any one such investment company.

                        THOSE RESPONSIBLE FOR MANAGEMENT

     The business of the Fund is managed by its Trustees who elect officers who are responsible for the day-to-day operations of the Fund and who execute policies formulated by the Trustees. Several of the officers and Trustees of the Fund are also officers and directors of the Investment Adviser or officers and directors of the Fund's distributor John Hancock Funds, Inc. ("John Hancock Funds" or the "Distributor").

     Set forth below is information with respect to each of the Fund's officers and Trustees. The officers and Trustees may be contacted at 101 Huntington Avenue, Boston, MA 02199-7603. Their affiliations represent their principal occupations during the past five years.

EDWARD J. BOUDREAU, JR.,* Trustee, Chairman and Chief Executive Officer.
     Chairman and Chief Executive Officer, the Investment Adviser and The Berkeley Financial Group ("The Berkeley Group"); Chairman, NM Capital Management, Inc. ("NM Capital"); John Hancock Advisers International Limited ("Advisers International"); John Hancock Funds, Inc; John Hancock Investor Services Corporation ("Investor Services"); and Sovereign Asset Management Corporation ("SAMCorp"); (hereinafter the Investment Adviser, the Berkeley Group, NM Capital, Advisers International, John Hancock Funds, Inc., Investor Services and SAMCorp are collectively referred to as the "Affiliated Companies"); Chairman, First Signature Bank & Trust; Director, John Hancock Freedom Securities Corporation, John Hancock Capital Corporation, New England/Canada Business Council; Member, Investment Company Institute Board of Governors; Trustee, Museum of Science; President, the Investment Adviser (until July 1992); Trustee or Director of other investment companies managed by the Investment Adviser; and Chairman, John Hancock Distributors, Inc. (until April, 1994).

JAMES F. CARLIN, Trustee.  Chairman and CEO, Carlin Consolidated, Inc.
     (insurance); Director, Arbella Mutual Insurance Company (insurance), Consolidated Group Trust (group health plan), Carlin Insurance Agency, Inc. and West Insurance Agency, Inc.;

*    An "interested person" of the Fund, as such a term is defined in the Act.

     Receiver, the City of Chelsea (until August 1992); and Trustee or Director of other investment companies managed by the Investment Adviser.

WILLIAM H. CUNNINGHAM, Trustee. Chancellor, University of Texas System and former President of the University of Texas, Austin, Texas; Regents Chair in Higher Education Leadership; James L. Bayless Chair for Free Enterprise; Professor of Marketing and Dean College of Business Administration/Graduate School of Business (1983-1985); Centennial Chair in Business Education Leadership, 1983-1985; Director, LaQuinta Motor Inns, Inc. (hotel management company); Director, Jefferson-Pilot Corporation (diversified life insurance company); Director, Freeport-McMoran Inc. (oil and gas company); Director, Barton Creek Properties, Inc. (1988-1990) (real estate development) and LBJ Foundation Board (education foundation); Advisory Director, Texas Commerce Bank - Austin; and Trustee or Director of other investment companies managed by the Investment Adviser.

CHARLES L. LADNER, Trustee. Director, Energy North, Inc. (public utility holding company); Senior Vice President, Finance Corp (public utility holding company) (until 1992); and Trustee or Director of other investment companies managed by the Investment Adviser.

LEO E. LINBECK, JR., Trustee.  Chairman, President, Chief Executive Officer and
     Director, Linbeck Corporation (a holding company engaged in various phases of the construction industry and warehousing interests); Director and Chairman, Federal Reserve Bank of Dallas; Chairman of the Board and Chief Executive Officer, Linbeck Construction Corporation; Director, Panhandle Eastern Corporation (a diversified energy company); Director, Daniel Industries, Inc. (manufacturer of gas measuring products and energy related equipment); Director, GeoQuest International, Inc. (a geophysical consulting firm); Director, Greater Houston Partnership; and Trustee or Director of other investment companies managed by the Investment Adviser.

PATRICIA P. MCCARTER, Trustee.  Director and Secretary, the McCarter Corp.
     (machine manufacturer); and Trustee or Director of other investment companies managed by the Investment Adviser.

STEVEN R. PRUCHANSKY, Trustee.  Director and Treasurer, Mast Holdings, Inc.;
     Director, First Signature Bank & Trust Company (until August 1991); General Partner, Mast Realty Trust; President, Maxwell Building Corp. (until 1991); and Trustee or Director of other investment companies managed by the Investment Adviser.

NORMAN H. SMITH, Trustee.  Lieutenant General, USMC, Deputy Chief of Staff for
     Manpower and Reserve Affairs, Headquarters Marine Corps; Commanding General III Marine Expeditionary Force/3rd Marine Division (retired 1991); and Trustee or Director of other investment companies managed by the Investment Adviser.

JOHN P. TOOLAN, Trustee. Director, The Smith Barney Muni Bond Funds, The Smith
     Barney Tax-Free Money Fund, Inc., Vantage Money Market Funds (mutual funds), The Inefficient-Market Fund, Inc. (closed-end investment company) and Smith Barney Trust Company of Florida; Chairman, Smith Barney Trust Company (retired December, 1991); Director, Smith Barney, Inc., Mutual Management Company and Smith, Barney Advisers, Inc. (investment advisers) (retired 1991); and Senior Executive Vice President, Director and member of the Executive Committee, Smith Barney, Harris Upham & Co, Incorporated (investment bankers) (until 1991); and Trustee or Director of other investment companies managed by the Investment Adviser.

ROBERT G. FREEDMAN*, Vice Chairman and Chief Investment Officer.  President and
     Chief Investment Officer, the Investment Adviser.

ANNE C. HODSDON*, President.  President and Chief Operations Officer, the
     Investment Adviser; Executive Vice President, the Investment Adviser (until December, 1994).

JAMES B. LITTLE*, Senior Vice President and Chief Financial Officer.  Senior
     Vice President, the Investment Adviser.

THOMAS H. DROHAN*, Senior Vice President and Secretary. Senior Vice President and Secretary, the Investment Adviser.

MICHAEL P. DICARLO*, Senior Vice President.  Senior Vice President, the
     Investment Adviser.

EDGAR LARSEN*, Senior Vice President.  Senior Vice President, the Investment
     Adviser.

B.J. WILLINGHAM*, Senior Vice President.  Senior Vice President, the Investment
     Adviser. Formerly, Director and Chief Investment Officer of Transamerica Fund Management Company.

JAMES J. STOKOWSKI*, Vice President and Treasurer.  Vice President, the
     Investment Adviser.

SUSAN S. NEWTON*, Vice President and Compliance Officer.  Vice President and
     Assistant Secretary, the Investment Adviser.

JOHN A. MORIN*, Vice President.  Vice President, the Investment Adviser.

THOMAS J. PRESS*, Vice President and Assistant Secretary.  Vice President and
     Assistant Secretary, the Investment Adviser. Formerly, General Counsel and Secretary, Transamerica Management Company; Secretary and Treasurer, Transamerica Asset Management Group, Inc.; and Secretary, Transamerica Funds Distributors, Inc.

     All of the officers listed are officers or employees of the Investment Adviser or affiliated companies. Some of the Trustees and officers may also be officers and/or directors and/or trustees of one or more of the other funds for which the Investment Adviser serves as investment adviser.

     As of January 31, 1995, there were 19,454,101 shares of the Fund outstanding and officers and trustees of the Fund as a group beneficially owned less than 1% of these outstanding shares. At such date, no person owned of record or was known by the Fund to own beneficially as much as 5% of the outstanding shares of the Fund.

     As of December 22, 1994, the Trustees have established an Advisory Board which acts to facilitate a smooth transition of management over a two-year period (between Transamerica Fund Management Company ("TFMC"), the prior investment adviser, and the Investment Adviser). The members of the Advisory Board are distinct from the Board of Trustees, do not serve the Fund in any other capacity and are persons who have no power to determine what securities are

*    An "interested person" of the Fund, as such term is defined in the Act.

purchased or sold and behalf of the Fund. Each member of the Advisory Board may be contacted at 101 Huntington Avenue, Boston, Massachusetts 02199.

Members of the Advisory Board and their respective principal occupations during the past five years are as follows:

R. Trent Campbell, President, FMS, Inc. (financial and management services); former Chairman of the Board, Mosher Steel Company.

Mrs. Lloyd Bentsen, Formerly National Democratic Committeewoman from Texas;
     co-founder, Houston Parents' League; former board member of various civic and cultural organizations in Houston, including the Houston Symphony, Museum of Fine Arts and YWCA. Mrs. Bentsen is presently active in various civic and cultural activities in the Washington, D.C. area, including membership on the Area Board for The March of Dimes and is a National Trustee for the Botanic Gardens of Washington, D. C.

Thomas R. Powers, Formerly Chairman of the Board, President and Chief Executive
     Officer, TFMC; Director, West Central Advisory Board, Texas Commerce Bank; Trustee, Memorial Hospital System; Chairman of the Board of Regents of Baylor University; Member, Board of Governors, National Association of Securities Dealers, Inc.; Formerly, Chairman, Investment Company Institute; formerly, President, Houston Chapter of Financial Executive Institute.

Thomas B. McDade, Chairman and Director, TransTexas Gas Company; Director,
     Houston Industries and Houston Lighting and Power Company; Director, TransAmerican Companies (natural gas producer and transportation); Member, Board of Managers, Harris County Hospital District; Advisory Director, Commercial State Bank, El Campo; Advisory Director, First National Bank of Bryan; Advisory Director, Sterling Bancshares; Former Director and Vice Chairman, Texas Commerce Bancshares; and Vice Chairman, Texas Commerce Bank.
     COMPENSATION OF THE BOARD OF TRUSTEES AND ADVISORY BOARD. The following table provides information regarding the compensation paid by the Fund and the other investment companies in the John Hancock Fund Complex to the Independent Trustees and the Advisory Board members for their services. Mr. Boudreau, a non-Independent Trustee, and each of the officers of the Funds are interested persons of the Investment Adviser, are compensated by the Investment Adviser and received no compensation from the Funds for their services.
[/R]

                                             Pension or        Total Compensation
                                             Retirement        from all Funds in
                            Aggregate        Benefits Accrued  John Hancock
                            Compensation     as Part of the    Fund Complex to
Trustees                    from the Fund    Fund's Expenses       Trustees**
--------                    -------------    ----------------  ------------------
James F. Carlin             $     0                 $0               $ 60,452
William H. Cunningham       $ 4,495 *               $0               $      0
Charles L. Ladner           $     0                 $0               $ 60,450
Leo E. Linbeck, Jr.         $ 4,495 *               $0               $      0
Patricia P. McCarter        $     0                 $0               $ 60,200
Steven R. Pruchansky        $     0                 $0               $ 62,450
Norman H. Smith             $     0                 $0               $ 62,450
John P. Toolan              $     0                 $0               $ 62,450
Total                       $ 8,990                 $0               $ 366,450

* Compensation made pursuant to different compensation arrangements then in effect.
** The total compensation paid by the John Hancock Fund Complex to the Independent Trustees is as of the calendar year ended December 31, 1994. All Trustees/Directors except Messrs. Cunnignham and Linbeck are Trustees/Direcotrs of 39 funds in the John Hancock Fund Complex. Messrs. Cunningham and Linbeck are Trustees/Directors of 21 funds. (The Fund was not part of the John Hancock Fund Complex until December 22, 1994 and Messrs. Cunningham and Linbeck were not trustees or directors of any funds in the John Hancock Fund Complex prior to December 22, 1994.)

                                           Pension or         Total Compensation
                                           Retirement         from all Funds in
                           Aggregate       Benefits Accrued   John Hancock
                           Compensation    as Part of the     Fund Complex to
Advisory Board***          from the Fund   Fund's Expenses        Trustees***
-----------------          -------------   ----------------   ------------------
R. Trent Campbell          $  54,000             $0               $  54,000
Mrs. Lloyd Bentsen         $  54,000             $0               $  54,000
Thomas R. Powers           $  54,000             $0               $  54,000
Thomas B. McDade           $  54,000             $0               $  54,000

TOTAL                      $ 216,000             $0               $  216,000


***   Estimated for the Fund's current fiscal year ending December 31, 1995.

                     INVESTMENT ADVISORY AND OTHER SERVICES

     As described in the Prospectus, the Fund receives its investment advice from the Investment Adviser. Investors should refer to the Prospectus for a description of certain information concerning the investment management contract. Each of the Trustees and principal officers of the Fund who is also an affiliated person of the Investment Adviser is named above, together with the capacity in which such person is affiliated with the Fund and the Investment Adviser.
     The Investment Adviser, located at 101 Huntington Avenue, Boston, Massachusetts 02199-7603, was organized in 1968 and has more than $13 billion in assets under management in its capacity as investment adviser to the Fund and the other mutual funds and publicly traded investment companies in the John Hancock group of funds having a combined total of over 1,060,000 shareholders. The Investment Adviser is a wholly-owned subsidiary of The Berkeley Financial Group, which is in turn a wholly-owned subsidiary of John Hancock Subsidiaries, Inc., which is in turn a wholly-owned subsidiary of John Hancock Mutual Life Insurance Company (the "Life Company"), one of the nation's oldest and largest financial services companies. With total assets under management of over $80 billion, the Life Company is one of the ten largest life insurance companies in the United States, and carries Standard & Poor's and A.M. Best's highest ratings. Founded in 1862, the Life Company has been serving clients for over 130 years.

     As described in the Prospectus under the caption, "Organization and Management of the Fund," the Fund has entered into an investment management contract with the Investment Adviser. Under the investment management contract, the Investment Adviser provides the Fund with (i) a continuous investment program, consistent with the Fund's stated investment objective and policies,
(ii) supervision of all aspects of the Fund's operations except those that are delegated to a custodian, transfer agent or other agent and (iii) such executive, administrative and clerical personnel, officers and equipment as are necessary for the conduct of its business. The Investment Advisor is responsible for the management of the Fund's portfolio assets.

     No person other than the Investment Adviser, its directors and employees regularly furnishes advice to the Fund with respect to the desirability of the Fund investing in, purchasing or selling securities. The Investment Adviser may from time to time receive statistical or other similar factual information, and information regarding general economic factors and trends, from the Life Company and its affiliates.

     Under the terms of the investment management contract with the Fund, the Investment Adviser provides the Fund with office space, equipment and supplies and other facilities and personnel required for the business of the Fund. The Investment Adviser pays the compensation of all officers and employees of the Fund and Trustees of the Fund affiliated with the Investment Adviser, the office expenses of the Fund, including those of the Fund's Treasurer and Secretary, and other expenses incurred by the Investment Adviser in connection with the performance of its duties. All expenses which are not specifically paid by the Investment Adviser and which are incurred in the operation of the Fund including, but not limited to, (i) the fees of the Trustees of the Fund who are not "interested persons," as such term is defined in the 1940 Act (the "Independent Trustees"), (ii) the fees of the members of the Fund's Advisory Board (described above) and (iii) the continuous public offering of the shares of the Fund are borne by the Fund.

     As provided by the investment management contract, the Fund pays the Investment Adviser an investment management fee, which is accrued daily and paid monthly in arrears, equal on an annual basis to a 0.55% of the Fund's average daily net asset value.

     The Investment Adviser may voluntarily and temporarily reduce its advisory fee or make other arrangements to limit the Fund's expenses to a specified percentage of average daily net assets. The Investment Adviser retains the right to re-impose the advisory fee and recover any other payments to the extent that, at the end of any fiscal year, the Fund's annual expenses fall below this limit.

     In the event normal operating expenses of the Fund, exclusive of certain expenses prescribed by state law, are in excess of any state limit where the Fund is registered to sell shares of beneficial interest, the fee payable to the Investment Adviser will be reduced to the extent required by law. At this time, the most restrictive limit on expenses imposed by a state requires that expenses charged to the Fund in any fiscal year not exceed 2.5% of the first $30,000,000 of the Fund's average daily net asset value, 2% of the next $70,000,000 and 1.5% of the remaining average daily net asset value. When calculating the limit above, the Fund may exclude interest, brokerage commissions and extraordinary expenses.

     Pursuant to the investment management contract, the Investment Adviser is not liable to the Fund or its shareholders for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which its contract relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Investment Adviser in the performance of its duties or from its reckless disregard of the obligations and duties under the contract.

     The investment management contract initially expires on December 22, 1996, and will continue in effect from year to year thereafter if approved annually by a vote of a majority of the Trustees of the Fund who are not interested persons of one or more of the parties to the contract, cast in person at a meeting called for the purpose of voting on such approval, and by either a majority of the Trustees or the holders of a majority of the Fund's outstanding voting securities.
The management contract may, on 60 days' written notice, be terminated at any time without the payment of any penalty by the Fund by vote of a majority of the outstanding voting securities of the Fund, by the Trustees or by the Investment Adviser. The management contract terminates automatically in the event of its assignment.

     Securities held by the Fund may also be held by other funds or investment advisory clients for which the Investment Adviser or its affiliates provide investment advice. Because of different investment objectives or other factors, a particular security may be bought for one or more funds or clients when one or more are selling the same security. If opportunities for purchase or sale of securities by the Investment Adviser or for other funds or clients for which the Investment Adviser renders investment advice arise for consideration at or about the same time, transactions in such securities will be made, insofar as feasible, for the respective funds or clients in a manner deemed equitable to all of them. To the extent that transactions on behalf of more than one client of the Investment Adviser or its respective affiliates may increase the demand for securities being purchased or the supply of securities being sold, there may be an adverse effect on price.

     Under the investment management contract, the Fund may use the name "John Hancock" or any name derived from or similar to it only for so long as the investment management contract or any extension, renewal or amendment thereof remains in effect. If the Fund's investment management contract is no longer in effect, the Fund (to the extent that it lawfully can) will cease to use such name or any other name indicating that it is advised by or otherwise connected with the Investment Adviser. In addition, the Investment Adviser or the Life Company may grant the non-exclusive right to use the name "John Hancock" or any similar name to any other corporation or entity, including but not limited to any investment company of which the Life Company or any subsidiary or affiliate thereof or any successor to the business of any subsidiary or affiliate thereof shall be the investment adviser.

    For the fiscal years ended December 31, 1992, 1993 and 1994 advisory fees payable by the Fund to TFMC, the Fund's former investment adviser, amounted to $515,297, $888,791 and $1,136,532, respectively; however, a portion of such fees were not imposed pursuant to the voluntary fee and expense assumption and fee waiver then in effect (see "The Fund's Expenses" in the Prospectus). For the period from December 22, 1994 to December 31, 1994, advisory fees payable by the Fund were paid to the Investment Adviser.

    ADMINISTRATIVE SERVICES AGREEMENT. The Fund was a party to an administrative services agreement with TFMC (the "Services Agreement"), pursuant to which TFMC performed bookkeeping and accounting services and functions, including preparing and maintaining various accounting books, records and other documents and keeping such general ledgers and portfolio accounts as are reasonably necessary for the operation of the Fund. Other administrative services included communications in response to shareholder inquiries and certain printing expenses of various financial reports. In addition, such staff and office space, facilities and equipment was provided as necessary to provide administrative services to the Fund. The Services Agreement was amended in connection with the appointment of the Investment Adviser as adviser to the Fund to permit services under the Agreement to be provided to the Fund by the Investment Adviser and its affiliates. The Services Agreement was terminated during the current fiscal year.
    For the fiscal years ended December 31, 1992, 1993 and 1994, the Fund paid to TFMC (pursuant to the Services Agreement) $68,225, $94,272 and $116,742, respectively, of which $43,681, $62,855 and $81,515, respectively, was paid to TFMC and $24,544, $31,417 and $35,227, respectively, were paid for certain data processing and pricing information services.
                              DISTRIBUTION CONTRACT

    As discussed in the Prospectus, the Fund's shares are sold on a continuous basis at the public offering price. The Distributor, a wholly-owned subsidiary of the Investment Adviser, has the exclusive right, pursuant to the Distribution Agreement dated December 22, 1994 (the "Distribution Agreement"), to purchase shares from the Fund at net asset value for resale to the public or to broker-dealers at the public offering price. Upon notice to all broker-dealers ("Selling Brokers") with whom it has sales agreements, the Distributor may allow such Selling Brokers up to the full applicable sales charge during periods specified in such notice. During these periods, such Selling Brokers may be deemed to be underwriters as that term is defined in the Securities Act of 1933.

    The Distribution Agreement was initially adopted by the affirmative vote of the Fund's Board of Trustees including the vote a majority of Trustees who are not parties to the agreement or interested persons of any such party, cast in person at a meeting called for such purpose. The Distribution Agreement shall continue in effect until December 22, 1994 and from year to year if approved by either the vote of the Fund's shareholders or the Board of Trustees including the vote of a majority of Trustees who are not parties to the agreement or interest persons of any such party, cast in person at a meeting called for such purpose. The Distribution Agreement may be terminated at any time, without penalty, by either party upon sixty (60) days' written notice or by a vote of a majority of the outstanding voting securities of the Fund and terminates automatically in the case of an assignment by the Distributor.

    Total underwriting commissions for sales of the Fund's Class A Shares for the fiscal years ended December 31, 1992, 1993 and 1994, respectively, were $1,430,272, $1,224,810 and $149,847, respectively. Of such amounts $121,373,
$108,653 and $47,967, respectively, were retained by the Fund's former distributor, Transamerica Fund Distributors, Inc. and the remainder was reallowed to dealers. For the period from December 22, 1994 to December 31, 1994, underwriting commissions were paid to the Distributor.

    DISTRIBUTION PLAN. The Board of Trustees, including the Independent Trustees of the Fund, approved new distribution plans pursuant to Rule 12b-1 under the 1940 Act for Class A Shares ("Class A Plan") and Class B Shares ("Class B Plan"). Such Plans were approved by a majority of the outstanding shares of each respective class on December 16, 1994 and became effective on December 22, 1994.
    Under the Class A Plan, the distribution or services fee will not exceed an annual rate of 0.15% of the average daily net asset value of the Class A Shares of the Fund (determined in accordance with such Fund's Prospectus as from time to time in effect). Any expenses under the Class A Plan not reimbursed within 12 months of being presented to the Fund for repayment are forfeited and not carried over to future years. Under the Class B Plan, the distribution or services fee to be paid by the Fund will not exceed an annual rate of 1.00% of the average daily net assets of the Class B Shares of the Fund (determined in accordance with such Fund's prospectus as from time to time in effect); provided that the portion of such fee used to cover Service Expenses (described below) shall not exceed an annual rate of 0.25% of the average daily net asset value of the Class B Shares of the Fund. The Distributor has agreed to limit the payment of expenses pursuant to the Class B Plan to 0.90% of the average daily net assets of the Class B Shares of the Fund. Under the Class B Plan, the fee covers the Distribution and Service Expenses (described below) and interest expenses on unreimbursed distribution expenses. In accordance with generally accepted accounting principles, the Fund does not treat distribution fees in excess of 0.75% of the Fund's net assets attributable to Class B shares as a liability of the Fund and does not reduce the current net assets of Class B by such amount although the amount may be payable in the future.
    Under the Plans, expenditures shall be calculated and accrued daily and paid monthly or at such other intervals as the Trustees shall determine. The fee may be spent by the Distributor on Distribution Expenses or Service Expenses. "Distribution Expenses" include any activities or expenses primarily intended to result in the sale of shares of the relevant class of the Fund, including, but not limited to: (i) initial and ongoing sales compensation payable out of such fee as such compensation is received by the Distributor or by Selling Brokers,
(ii) direct out-of-pocket expenses incurred in connection with the distribution of shares, including expenses related to printing of prospectuses and reports;
(iii) preparation, printing and distribution of sales literature and advertising material; (iv) an allocation of overhead and other branch office expenses of the Distributor related to the distribution of Fund Shares (v) distribution expenses that were incurred by the Fund's former distributor and not recovered through payments under the Class A or Class B former plans or through receipt of contingent deferred sales charges; and (vi) in the event that any other investment company (the "Acquired Fund") sells all or substantially all of its assets, merges or otherwise engages in a combination with the Fund, distribution expenses originally incurred in connection with the distribution of the Acquired Fund's shares. Service Expenses under the Plans include payments made to, or on account of, account executives of selected broker-dealers (including affiliates of the Distributor) and others who furnish personal and shareholder account maintenance services to shareholders of the relevant class of the Fund.

    During the fiscal year ended December 31, 1994, total payments made by the Fund under the former Class A Rule 12b-1 plan to the former distributor amounted to $200,118, and of such amount $417, $2,068, $555, $26,800 and $170,278 represented payments for (1) the cost of printing and distribution prospectuses and financial reports to investors, (2) various sales literature, (3) advertising expenses, (4) distribution and/or administrative services and (5) service fees, respectively. During the period from December 22, 1994 to December 31, 1994, payment under the Class A Plan was made to the Distributor.

    During the fiscal year ended December 31, 1994, total payments made by the Fund under the former Class B Rule 12b-1 plan to the former distributor amounted to $658,933 of which:

**       (1)       $109,829 represented service fees which were comprised of
                   $29,408 for distribution and/or administrative services provided by the Fund's former distributor and $80,421 for service fees paid to broker/dealers.

         (2) $549,104 represented as the total of distribution fees paid to the former distributor which are comprised of:

                   a)        $232,594 for dealer commission payments;

                   b)        $58,148 for underwriting fees; and

                   c)        $258,362 for interest or the carrying charges.

    For the fiscal year ended December 31, 1994, the former distributor received $209,200 in contingent deferred sales charges from redemption of the Fund's Class B shares. For the period from December 22, 1994 to December 31, 1994, the Distributor received fees under the Class B Plan and contingent deferred sales charges from redemptions of Class B shares.

    Each of the Plans provides that it will continue in effect only so long as its continuance is approved at least annually by a majority of both the Trustees and the Independent Trustees. Each of the Plans provides that it may be terminated (a) at any time by vote of a majority of the Trustees, a majority of the Independent Trustees, or a majority of the respective Class' outstanding voting securities or (b) by the Distributor on 60 days' notice in writing to the Fund. Each of the Plans further provides that it may not be amended to increase the maximum amount of the fees for the services described therein without the approval of a majority of the outstanding shares of the class of the Fund which has voting rights with respect to the Plan. Each of the Plans provides that no material amendment to the Plan will, in any event, be effective unless it is approved by a majority vote of the Trustees and the Independent Trustees of the Fund. The holders of Class A Shares and Class B Shares have exclusive voting rights with respect to the Plan applicable to their respective class of shares. The Board of Trustees, including the Trustees who are not interested in the Fund and have no direct or indirect interest in the Plans, has determined that, in their judgment, there is a reasonable likelihood that the Plans will benefit the holders of the applicable class of shares of the Fund.

    Information regarding the services rendered under the Plans and the Distribution Agreement and the amounts paid therefore by the respective Class of the Fund are provided to, and reviewed by, the Board of Trustees on a quarterly basis. In its quarterly review, the Board of Trustees considers the continued appropriateness of the Plans and the Distribution Agreement and the level of compensation provided therein.

                                NET ASSET VALUE

    For purposes of calculating the net asset value ("NAV") of a Fund's shares, the following procedures are utilized wherever applicable. Debt investment securities are valued on the basis of valuations furnished by a principal market maker or a pricing service, both of which generally utilize electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities without exclusive reliance upon quoted prices.

    Short-term debt investments which have a remaining maturity of 60 days or less are generally valued at amortized cost which approximates market value. If market quotations are not readily available or if in the opinion of the Investment Adviser any quotation or price is not representative of true market value, the fair value of the security may be determined in good faith in accordance with procedures approved by the Trustees. The Fund will not price its securities on the following national holidays: New Year's Day; President's Day; Good Friday; Memorial Day; Independence Day; Labor Day; Thanksgiving Day; and Christmas Day.

                     INITIAL SALES CHARGE ON CLASS A SHARES

    Shares of the Fund are offered at a price equal to their net asset value plus a sales charge which, at the option of the purchaser, may be imposed either at the time of purchase (the "initial sales charge alternative") or on a contingent deferred basis (the "deferred sales charge alternative"). Share certificates will not be issued unless requested by the shareholder in writing, and then only will be issued for full shares. The Board of Trustees reserves the right to change or waive the minimum investment requirements and to reject any order to purchase shares (including purchase by exchange) when in the judgment of the Investment Adviser such rejection is in the Fund's best interest.

    INITIAL SALES CHARGE ON CLASS A SHARES. The sales charges applicable to purchases of Class A Shares of the Fund are described in the Fund's Class A and Class B Prospectus. Methods of obtaining reduced sales charges referred to generally in the Prospectus are described in detail below. In calculating the sales charge applicable to current purchases of Class A Shares, the investor is entitled to cumulate current purchases with the greater of the current value (at offering price) of the Class A Shares of the Fund, or if Investor Services is notified by the investor's dealer or the investor at the time of the purchase, the cost of the Class A Shares owned.

    COMBINED PURCHASES. In calculating the sales charge applicable to purchases of Class A Shares made at one time, the purchases will be combined if made by
(a) an individual, his or her spouse and their children under the age of 21 purchasing securities for his or her own account, (b) a trustee or other fiduciary purchasing for a single trust, estate or fiduciary account and (c) certain groups of four or more individuals making use of salary deductions or similar group methods of payment whose funds are combined for the purchase of mutual fund shares. Further information about combined purchases, including certain restrictions on combined group purchases, is available from Investor Services or a Selling Broker's representative.

    WITHOUT SALES CHARGE. As described in the Class A and Class B Prospectus, Class A shares of the Fund may be sold without a sales charge to certain persons described in the prospectus.

    ACCUMULATION PRIVILEGE. Investors (including investors combining purchases) who are already Class A Shareholders may also obtain the benefit of the reduced sales charge by taking into account not only the amount then being invested but also the purchase price or value of the Class A Shares already held by such person.

    COMBINATION PRIVILEGE. Reduced sales charges (according to the schedule set forth in the Class A and Class B Prospectus) also are available to an investor based on the aggregate amount of his concurrent and prior investments in Class A Shares of the Fund and shares of all other John Hancock funds which carry a sales charge.

    LETTER OF INTENTION. The reduced sales loads are also applicable to investments made over a specified period pursuant to a Letter of Intention
(LOI), which should be read carefully prior to its execution by an investor. The Fund offers two options regarding the specified period for making investments under the LOI. All investors have the option of making their investments over a period of thirteen (13) months. Investors who are using the Fund as a funding medium for a qualified retirement plan, however, may not opt to make the necessary investments called for by the LOI over a forty-eight (48) month period. These qualified retirement plans include IRA'S, SEP, SARSEP, TSA, 401
(k) plans, TSA plans and 457 plans. Such an investment (including accumulations and combinations) must aggregate $50,000 or more invested during the specified period from the date of the LOI or from a date within ninety (90) days prior thereto, upon written request to Investor Services. The sales charge applicable to all amounts invested under the LOI is computed as if the aggregate amount intended to be invested had been invested immediately. If such aggregate amount is not actually invested, the difference in the sales charge actually paid and the sales charge payable had the LOI not been in effect is due from the investor. However, for the purchases actually made with the specified period (either 13 or 48 months), the sales charge applicable will not be higher than that which would have been applied (including accumulations and combinations) had the LOI been for the amount actually invested.
    The LOI authorizes Investor Services to hold in escrow sufficient Class A shares (approximately 5%) of the aggregate to make up any difference in sales charges on the amount intended to be invested and the amount actually invested, until such investment is completed within the specified period, at which time the escrow shares will be released. If the total investment specified in the LOI is not completed, the Class A shares held in escrow may be redeemed and the proceeds used as required to pay such sales charges as may be due. By signing the LOI, the investor authorizes Investor Services to act as his attorney-in-fact to redeem any escrowed shares and adjust the sales charge, if necessary. A LOI does not constitute a binding commitment by an investor to purchase, or by the Fund to sell, any additional shares and may be terminated at any time.

                     DEFERRED SALES CHARGE ON CLASS B SHARES

    CONTINGENT DEFERRED SALES CHARGE. Investments in Class B shares are purchased at net asset value per share without the imposition of a sales charge so that the Fund will receive the full amount of the purchase payment. Class B Shares which are redeemed within six years of purchase will be subject to a contingent deferred sales charge ("CDSC") at the rates set forth in the Class A and Class B Prospectus as a percentage of the dollar amount subject to the CDSC. The charge will be assessed on an amount equal to the lesser of the current market value or the original purchase cost of the Class B Shares being redeemed. Accordingly, no CDSC will be imposed on increases in account value above the initial purchase prices, including Class B Shares derived from reinvestment of dividends or capital gains distributions.

    The amount of the CDSC, if any, will vary depending on the number of years from the time of payment for the purchase of Class B Shares until the time of redemption of such shares. Solely for purposes of determining the number of years from the time of any payment for the purchases of shares, all payments during a month will be aggregated and deemed to have been made on the last day of the month.

    Proceeds from the CDSC are paid to the Distributor and are used in whole or in part by the Distributor to defray its expenses related to providing distribution-related services to the Fund in connection with the sale of the Class B Shares, such as the payment of compensation to select Selling Brokers for selling Class B Shares. The combination of the CDSC and the distribution and service fees facilitates the ability of the Fund to sell the Class B Shares without a sales charge being deducted at the time of the purchase. See the Class A and Class B Prospectus for additional information regarding the CDSC.


                               SPECIAL REDEMPTIONS

    Although it is the Fund's present policy to make payment of redemption proceeds in cash, if the Board of Trustees determines that a material adverse effect would otherwise be experienced by remaining investors, redemption proceeds may be paid in whole or in part by a distribution in kind of securities from the Fund in conformity with rules of the Securities and Exchange Commission, valuing such securities in the same manner they are valued in determining NAV, and selecting the securities in such manner as the Board may deem fair and equitable. If such a distribution occurs, investors receiving securities and selling them before their maturity could receive less than the redemption value of such securities and, in addition, could incur certain transaction costs. Such a redemption is not as liquid as a redemption paid in cash or federal funds. The Fund has elected to be governed by Rule 18f-1 under the 1940 Act, pursuant to which the Fund is obligated to redeem shares solely in cash up to the lesser of $250,000 or 1% of the net asset value of the Fund during any 90 day period for any one account.


                         ADDITIONAL SERVICES AND PROGRAM

    EXCHANGE PRIVILEGE. As described more fully in the Class A and Class B Prospectus, the Fund permits exchanges of shares of any class of the Fund for shares of the same class in any other John Hancock fund offering that class.

    SYSTEMATIC WITHDRAWAL PLAN. As described briefly in the Class A and Class B Prospectus, the Fund permits the establishment of a Systematic Withdrawal Plan. Payments under this plan represent proceeds arising from the redemption of Fund shares. Since the redemption price of Fund shares may be more or less than the shareholder's cost, depending upon the market value of the securities owned by the Fund at the time of redemption, the distribution of cash pursuant to this plan may result in realization of gain or loss for purposes of Federal, state and local income taxes. The maintenance of a Systematic Withdrawal Plan concurrently with purchases of additional Class A or Class B Shares of the Fund could be disadvantageous to a shareholder because of the initial sales charge payable on such purchases of Class A Shares and the CDSC imposed on redemptions of Class B Shares and because redemptions are taxable events. Therefore, a shareholder should not purchase Fund shares at the same time as a Systematic Withdrawal Plan is in effect. The Fund reserves the right to modify or discontinue the Systematic Withdrawal Plan of any shareholder on 30 days' prior written notice to such shareholder, or to discontinue the availability of such plan in the future. The shareholder may terminate the plan at any time by giving proper notice to Fund Services.

    MONTHLY AUTOMATIC ACCUMULATION PROGRAM ("MAAP"). This program is explained fully in the Fund's Class A and Class B Prospectus and the Account Privileges Application. The program, as it relates to automatic investment checks, is subject to the following conditions;

    The investments will be drawn on or about the day of the month indicated.

    The privilege of making investments through the Monthly Automatic Accumulation Program may be revoked by Investor Services without prior notice if any investment is not honored by the shareholder's bank. The bank shall be under no obligation to notify the shareholder as to the non-payment of any check.

    The program may be discontinued by the shareholder either by calling Investor Services or upon written notice to Investor Services which is received at least five (5) business days prior to the due date of any investment.

    REINVESTMENT PRIVILEGE. A shareholder who has redeemed Fund shares may, within 120 days after the date of redemption, reinvest without payment of a sales charge any part of the redemption proceeds in shares of the same class of the Fund or another John Hancock mutual fund, subject to the minimum investment limit in that fund. The proceeds from the redemption of Class A Shares may be reinvested at net asset value without paying a sales charge in Class A Shares of the Fund or in Class A Shares of another John Hancock mutual fund. If a CDSC was paid upon a redemption, a shareholder may reinvest the proceeds from that redemption at net asset value in additional shares of the class from which the redemption was made. The shareholder's account will be credited with the amount of any CDSC charged upon the prior redemption and the new shares will continue to be subject to the CDSC. The holding period of the shares acquired through reinvestment will, for purposes of computing the CDSC payable upon a subsequent redemption, include the holding period of the redeemed shares. The Fund may modify or terminate the reinvestment privilege at any time.

    A redemption or exchange of Fund shares is a taxable transaction for Federal income tax purposes. Even if the reinvestment privilege is exercised, and any gain or loss realized by a shareholder on the redemption or other disposition of Fund shares will be treated for tax purposes as described under the caption "Tax Status."


                        DESCRIPTION OF THE FUND'S SHARES

    SHARES OF THE FUND. Ownership of the Fund is represented by transferable shares of beneficial interest. The Declaration of Trust permits the Trustees to create an unlimited number of series and classes of shares of the Fund and, with respect to each series and class, to issue an unlimited number of full or fractional shares and to divide or combine the shares into a greater or lesser number of shares without thereby changing the proportionate beneficial interests of the Fund.

    Each share of each series or class of the Fund represents an equal proportionate interest with each other in that series or class, none having priority or preference over other shares of the same series or class. The interest of investors in the various series or classes of the Fund is separate and distinct. All consideration received for the sales of shares of a particular series or class of the Fund, all assets in which such consideration is invested and all income, earnings and profits derived from such investments will be allocated to and belong to that series or class. As such, each such share is entitled to dividends and distributions out of the net income belonging to that series or class as declared by the Board of Trustees. Shares of the Fund have a par value of $0.01 per share. The assets of each series are segregated on the Fund's books and are charged with the liabilities of that series and with a share of the Fund's general liabilities. The Board of Trustees determines those assets and liabilities deemed to be general assets or liabilities of the Fund, and these items are allocated among each series in proportion to the relative total net assets of each series. In the unlikely event that the liabilities allocable to a series exceed the assets of that series, all or a portion of such liabilities may have to be borne by the other series.

    Pursuant to the Declaration of Trust, the Trustees may authorize the creation of additional series of shares (the proceeds of which would be invested in separate, independently managed portfolios) and additional classes within any series (which would be used to distinguish among the rights of different categories of shareholders, as might be required by future regulations or other unforeseen circumstances). As of the date of this Statement of Additional Information, the Trustees have authorized the issuance of two classes of shares of the Fund designated as Class A and Class B. Class A and Class B Shares of the Fund represent an equal proportionate interest in the aggregate net asset values attributable to that class of the Fund. Holders of Class A Shares and Class B Shares each have certain exclusive voting rights on matters relating to the Class A Plan and the Class B Plan, respectively. The different classes of the Fund may bear different expenses relating to the cost of holding shareholder meetings necessitated by the exclusive voting rights of any class of shares.

    Dividends paid by the Fund, if any, with respect to each class of shares will be calculated in the same manner, at the same time and on the same day and will be in the same amount, except for differences caused by the fact that (i) Class B Shares will pay higher distribution and service fees than Class A Shares and (ii) each of Class A Shares and Class B Shares will bear any class expenses properly allocable to such class of shares, subject to the conditions set forth in a private letter ruling that the Fund has received from the Internal Revenue Service relating to its multiple- class structure. Similarly, the net asset value per share may vary depending whether Class A Shares or Class B Shares are purchased.

    VOTING RIGHTS. Shareholders are entitled to a full vote for each full share held. The Trustees themselves have the power to alter the number and the terms of office of Trustees, and they may at any time lengthen their own terms or make their terms of unlimited duration (subject to certain removal procedures) and appoint their own successors, provided that at all times at least a majority of the Trustees have been elected by shareholders. The voting rights of shareholders are not cumulative, so that holders of more than 50 percent of the shares voting can, if they choose, elect all Trustees being selected, while the holders of the remaining shares would be unable to elect any Trustees. Although the Fund need not hold annual meetings of shareholders, the trustees may call special meetings of shareholders for action by shareholder vote as may be required by the 1940 Act or the Declaration of Trust. Also, a shareholder's meeting must be called if so requested in writing by the holders of record of 10% or more of the outstanding shares of the Fund. In addition, the Trustees may be removed by the action of the holders of record of two-thirds or more of the outstanding shares.

    SHAREHOLDER LIABILITY. The Declaration of Trust provides that no Trustee, officer, employee or agent of the Fund is liable to the Fund or to a shareholder, nor is any Trustee, officer, employee or agent liable to any third persons in connection with the affairs of the Fund, except as such liability may arise from his or its own bad faith, willful misfeasance, gross negligence or reckless disregard of his duties. It also provides that all third persons shall look solely to the Fund's property for satisfaction of claims arising in connection with the affairs of the Fund. With the exceptions stated, the Declaration of Trust provides that a Trustee, officer, employee or agent is entitled to be indemnified against all liability in connection with the affairs of the Fund.

    As a Massachusetts business trust, the Fund is not required to issue share certificates. The Fund shall continue without limitation of time subject to the provisions in the Declaration of Trust concerning termination by action of the shareholders.

    REPORTS TO SHAREHOLDERS. Shareholders of the Fund will receive annual and semi-annual reports showing diversification of investments, securities owned and other information regarding the Fund's activities. The financial statements of the Fund are audited at least once a year by the Fund's independent auditors.

    REGISTRATION STATEMENT. This Statement of Additional Information and the Prospectus do not contain all of the information set forth in the Fund's Registration Statement filed with the Securities and Exchange Commission. The complete Registration Statement may be obtained from the Securities and Exchange Commission upon payment of the fee prescribed by the rules and regulations of the Commission.


                                   TAX STATUS

    The Fund has qualified and elected to be treated as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), and intends to continue to so qualify in the future. As such and by complying with the applicable provisions of the Code regarding the sources of its income, the timing of its distributions, and the diversification of its assets, the Fund will not be subject to Federal income tax on taxable income (including net short-term and long-term capital gains from the disposition of portfolio securities or the right to when-issued securities prior to issuance, or from the lapse, exercise, delivery under or closing out of options or futures contracts, income from repurchase agreements and other taxable securities, income attributable to accrued market discount, income from securities lending, and a portion of the discount from certain stripped tax-exempt obligations or their coupons) which is distributed to shareholders at least annually in accordance with the timing requirements of the Code.

    The Fund will be subject to a 4% non-deductible Federal excise tax on certain amounts not distributed (and not treated as having been distributed) on a timely basis in accordance with annual minimum distribution requirements. The Fund intends under normal circumstances to avoid liability for such tax by satisfying such distribution requirements.

    Distributions from the Fund's current or accumulated earnings and profits ("E&P"), as computed for Federal income tax purposes, will be taxable as described in the Fund's Prospectus whether taken in shares or in cash. Amounts that are not allowable as a deduction in computing taxable income, including expenses associated with earning tax-exempt interest income, do not reduce current E&P for this purpose. Distributions, if any, in excess of E&P will constitute a return of capital, which will first reduce an investor's tax basis in Fund shares and thereafter (after such basis is reduced to zero) will generally give rise to capital gains. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for Federal income tax purposes in each share so received equal to the amount of cash they would have received had they elected to receive the distributions in cash, divided by the number of shares received.

    The Fund's distributions of tax-exempt interest ("exempt-interest dividends") timely designated as such will be treated as tax-exempt interest under the Code, provided that the Fund qualifies as a regulated investment company and at least 50% of the value of its assets at the end of each quarter of its taxable year is invested in tax-exempt obligations. Shareholders are required to report their receipt of tax-exempt interest, including such distributions, on their Federal income tax returns. The portion of the Fund's distributions designated as exempt-interest dividends may differ from the actual percentage that its tax-exempt income comprised of its total income during the period of any particular shareholder's investment. The Fund will report to shareholders the amount designated as exempt-interest dividends for each year.

    Interest income from certain types of tax-exempt bonds that are private activity bonds in which the Fund may invest is treated as an item of tax preference for purposes of the Federal alternative minimum tax. To the extent that the Fund invests in these types of tax-exempt bonds, shareholders will be required to treat as an item of tax preference for Federal alternative minimum purposes that part of the Fund's exempt-interest dividends which is derived from interest on these tax-exempt bonds. Exempt-interest dividends derived from interest income from all tax-exempt bonds may be included in corporate "adjusted current earnings" for purposes of computing the alternative minimum tax liability, if any, of corporate shareholders of the Fund.

    The amount of the Fund's net short-term and long-term capital gains, if any, in any given year will vary depending upon the Adviser's current investment strategy and whether the Adviser believes it to be in the best interest of the Fund to dispose of portfolio securities or enter into options or futures transactions that will generate capital gains. At the time of an investor's purchase of Fund shares, a portion of the purchase price is often attributable to realized or unrealized appreciation in the Fund's portfolio or, less frequently, to undistributed taxable income of the Fund. Consequently, subsequent distributions from such appreciation or income may be taxable to such investor even if the net asset value of the investor's shares is, as a result of the distributions, reduced below the investor's cost for such shares, and the distributions in reality represent a return of a portion of the purchase price.

    Upon a redemption of shares of the Fund (including by exercise of the exchange privilege) a shareholder may realize a taxable gain or loss depending upon his basis in his shares. Such gain or loss will be treated as capital gain or loss if the shares are capital assets in the shareholder's hands and will be long-term or short-term, depending upon the shareholder's tax holding period for the shares. A sales charge paid in purchasing Class A shares of the Fund cannot be taken into account for purposes of determining gain or loss on the redemption or exchange of such shares within 90 days after their purchase to the extent shares of the Fund or another John Hancock Fund are subsequently acquired without payment of a sales charge pursuant to the reinvestment or exchange privilege. Such disregarded load will result in an increase in the shareholder's tax basis in the shares subsequently acquired. Also, any loss realized on a redemption or exchange will be disallowed to the extent the shares disposed of are replaced with identical or substantially identical securities within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to an election to reinvest dividends in additional shares. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized upon the redemption of shares with a tax holding period of six months or less will be disallowed to the extent of all exempt-interest dividends paid with respect to such shares and, if not thus disallowed, will be treated as a long-term capital loss to the extent of any amounts treated as distributions of long-term capital gain with respect to such shares.

    Although its present intention is to distribute all net short-term and long-term capital gains, if any, the Fund reserves the right to retain and reinvest all or any portion of its "net capital gain," which is the excess, as computed for Federal income tax purposes, of net long-term capital gain over net short-term capital loss in any year. The Fund will not in any event distribute net capital gain realized in any year to the extent that a capital loss is carried forward from prior years against such gain. To the extent such excess was retained and not exhausted by the carry forward of prior years' capital losses, it would be subject to Federal income tax in the hands of the Fund. Each shareholder would be treated for Federal income tax purposes as if the Fund had distributed to him on the last day of its taxable year his pro rata share of such excess, and he had paid his pro rata share of the taxes paid by the Fund and reinvested the remainder in the Fund. Accordingly, each shareholder would
(a) include his pro rata share of such excess as long-term capital gain income in his return for his taxable year in which the last day of the Fund's taxable year falls, (b) be entitled either to a tax credit on his return for, or to a refund of, his pro rata share of the taxes paid by the

Fund, and (c) be entitled to increase the adjusted tax basis for his shares in the Fund by the difference between his pro rata share of such excess and his pro rata share of such taxes.

    For Federal income tax purposes, the Fund is generally permitted to carry forward a net capital loss in any year to offset its net capital gains, if any, during the eight years following the year of the loss. To the extent subsequent net capital gains are offset by such losses, they would not result in Federal income tax liability to the Fund and, as noted above, would not be distributed as such to shareholders. The Fund has $7,349,795 of capital loss carry forwards, which expire in 2002, available to offset future net capital gains.

    Interest on indebtedness incurred by a shareholder to purchase or carry shares of the Fund will not be deductible for Federal income tax purposes to the extent it is deemed related to exempt-interest dividends paid by the Fund. Pursuant to published guidelines, the Internal Revenue Service may deem indebtedness to have been incurred for the purpose of purchasing or carrying shares of the Fund even though the borrowed funds may not be directly traceable to the purchase of shares.

    Dividends paid by the Fund to its corporate shareholders will not qualify for the corporate dividends received deduction in their hands.

    If the Fund invests in zero coupon securities or, in general, any other securities with original issue discount (or with market discount if the Fund elects to include accrued market discount in income currently), the Fund must accrue income on such investments prior to the receipt of the corresponding cash payments. However, the Fund must distribute, at least annually, all or substantially all of its net income, including such accrued income, to shareholders to qualify as a regulated investment company under the Code and avoid Federal income and excise taxes. Therefore, the Fund may have to dispose of its portfolio securities under disadvantageous circumstances to generate cash, or may have to leverage itself by borrowing the cash, to satisfy distribution requirements.

    Limitations imposed by the Code on regulated investment companies like the Fund may restrict the Fund's ability to enter into futures and options transactions.

    Certain options and futures transactions undertaken by the Fund may cause the Fund to recognize gains or losses from marking to market even though its positions have not been sold or terminated and affect the character as long-term or short-term and timing of some capital gains and losses realized by the Fund. Also, certain of the Fund's losses on its transactions involving options or futures contracts and/or offsetting portfolio positions may be deferred rather than being taken into account currently in calculating the Fund's gains. These transactions may therefore affect the amount, timing and character of the Fund's distributions to shareholders. Certain of the applicable tax rules may be modified if the Fund is eligible and chooses to make one or more of certain tax elections that may be available. The Fund will take into account the special tax rules (including consideration of available elections) applicable to options and futures contracts in order to minimize any potential adverse tax consequences.

    The foregoing discussion relates solely to U.S. Federal income tax law as applicable to U.S. persons (i.e., U.S. citizens or residents and U.S. domestic corporations, partnerships, trusts or estates) subject to tax under such law. The discussion does not address special tax rules applicable to certain classes of investors, such as tax-exempt entities, insurance companies, and financial institutions. Dividends, capital gain distributions, and ownership of or gains realized on the redemption (including an exchange) of Fund shares may also be subject to state and local taxes. Shareholders should consult their own tax advisers as to the Federal, state or local tax consequences of ownership of shares of, and receipt of distributions from, the Fund in their particular circumstances.

    Non-U.S. investors not engaged in a U.S. trade or business with which their investment in the Fund is effectively connected will be subject to U.S. Federal income tax treatment that is different from that described above. These investors may be subject to nonresident alien withholding tax at the rate of 30% (or a lower rate under an applicable tax treaty) on amounts treated as ordinary dividends from the Fund and, unless an effective IRS Form W-8 or authorized substitute is on file, to 31% backup withholding on certain other payments from the Fund. Non- U.S. investors should consult their tax advisers regarding such treatment and the application of foreign taxes to an investment in the Fund.

    The Fund is not subject to Massachusetts corporate excise or franchise taxes. Provided that the Fund qualifies as a regulated investment company under the Code, it will also not be required to pay any Massachusetts income tax.


                              BROKERAGE ALLOCATION

    Decisions concerning the purchase and sale of portfolio securities and the allocation of brokerage commissions are made by the Investment Adviser pursuant to recommendations made by its investment committee, which consists of officers and directors of the Investment Adviser and affiliates and officers and Trustees who are interested persons of the Fund. Orders for purchases and sales of securities are placed in a manner which, in the opinion of the Investment Adviser, will offer the best price and market for the execution of each such transaction. Purchases from underwriters of portfolio securities may include a commission or commissions paid by the issuer and transactions with dealers serving as market makers reflect a "spread." Investments in debt securities are generally traded on a net basis through dealers acting for their own account as principals and not as brokers; no brokerage commissions are payable on such transactions.

    The Fund's primary policy is to execute all purchases and sales of portfolio instruments at the most favorable prices consistent with best execution, considering all of the costs of the transaction including brokerage commissions. This policy governs the selection of brokers and dealers and the market in which a transaction is executed. Consistent with the foregoing primary policy, the Rules of Fair Practice of the NASD and other policies that the Trustees may determine, the Investment Adviser may consider sales of shares of the Fund as a factor in the selection of broker-dealers to execute the Fund's portfolio transactions.

    To the extent consistent with the foregoing, the Fund will be governed in the selection of brokers and dealers, and the negotiation of brokerage commission rates and dealer spreads, by the reliability and quality of the services, including primarily the availability and value of research information and to a lesser extent statistical assistance furnished to the Investment Adviser of the Fund, and their value and expected contribution to the performance of the Fund. It is not possible to place a dollar value on information and services to be received from brokers and dealers, since it is only supplementary to the research efforts of the Investment Adviser. The receipt of research information is not expected to reduce significantly the expenses of the Investment Adviser. The research information and statistical assistance furnished by brokers and dealers may benefit the Life Company or other advisory clients of the Investment Adviser, and conversely, brokerage commissions and spreads paid by other advisory clients of the Investment Adviser may result in research information and statistical assistance beneficial to the Fund. The Fund will make no commitments to allocate portfolio transactions upon any prescribed basis. While the Fund's officers will be primarily responsible for the allocation of the Fund's brokerage business, their policies and practices in this regard must be consistent with the foregoing and will at all times be subject to review by the Trustees. For the fiscal years ended December 31, 1994, 1993 and 1992, no negotiated brokerage commissions were paid on portfolio transactions.

    As permitted by Section 28(e) of the Securities Exchange Act of 1934, the Fund may pay to a broker which provides brokerage and research services to the Fund an amount of disclosed commission in excess of the commission which another broker would have charged for effecting that transaction. This practice is subject to a good faith determination by the Trustees that the price is reasonable in light of the services provided and to policies that the Trustees may adopt from time to time. During the fiscal year ended December 31, 1994, the Fund did not pay commissions as compensation to any brokers for research services such as industry, economic and company reviews and evaluations of securities.

    The Investment Adviser's indirect parent, the Life Company, is the indirect sole shareholder of John Hancock Freedom Securities Corporation and its subsidiaries, three of which, Tucker Anthony Incorporated ("Tucker Anthony") John Hancock Distributors, Inc. ("John Hancock Distributors") and Sutro & Company, Inc. ("Sutro"), are broker-dealers ("Affiliated Brokers"). Pursuant to procedures determined by the Trustees and consistent with the above policy of obtaining best net results, the Fund may execute portfolio transactions with or through Tucker Anthony, Sutro or John Hancock Distributors. During the year ended December 31, 1994, the Fund did not execute any portfolio transactions with then affiliated brokers.

    Any of the Affiliated Brokers may act as broker for the Fund on exchange transactions, subject, however, to the general policy of the Fund set forth above and the procedures adopted by the Trustees pursuant to the 1940 Act. Commissions paid to an Affiliated Broker must be at least as favorable as those which the Trustees believe to be contemporaneously charged by other brokers in connection with comparable transactions involving similar securities being purchased or sold. A transaction would not be placed with an Affiliated Broker if the Fund would have to pay a commission rate less favorable than the Affiliated Broker's contemporaneous charges for comparable transactions for its other most favored, but unaffiliated, customers, except for accounts for which the Affiliated Broker acts as a clearing broker for another brokerage firm, and any customers of the Affiliated Broker not comparable to the Fund as determined by a majority of the Trustees who are not interested persons (as defined in the 1940 Act) of the Fund, the Investment Adviser or the Affiliated Brokers. Because the Investment Adviser, which is affiliated with the Affiliated Brokers, has, as an investment adviser to the Fund, the obligation to provide investment management services, which includes elements of research and related investment skills, such research and related skills will not be used by the Affiliated Brokers as a basis for negotiating commissions at a rate higher than that determined in accordance with the above criteria. The Fund will not effect principal transactions with Affiliated Brokers.

    The Fund's portfolio turnover rates for the fiscal years ended December 31, 1993 and 1994 were 116% and 107%, respectively.


                            TRANSFER AGENT SERVICES

    John Hancock Investor Services Corporation, P.O. Box 9116, Boston, MA 02205-9116, a wholly owned indirect subsidiary of the Life Company, is the transfer and dividend paying agent for the Fund. The Fund pays Investor Services a monthly transfer agent fee of $19 per account for the Class A Shares and $22.50 per account for the Class B Shares, plus out-of-pocket expenses.

                              INDEPENDENT AUDITORS

    Ernst & Young LLP, 200 Clarendon Street, Boston, Massachusetts 02116, has been selected as the independent auditors of the Fund. The financial statements of the Fund included in the Prospectus and this Statement of Additional Information have been audited by Ernst & Young LLP for the periods indicated in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                              CUSTODY OF PORTFOLIO

    Investor Bank and Trust ("IBT") 24 Federal Street, Boston, Massachusetts, serves as custodian of the cash and investment securities of the Fund. IBT is also responsible for, among other things, receipt and delivery of the Fund's investment securities in accordance with procedures and conditions specified in the custody agreement.


                           CALCULATION OF PERFORMANCE

    For the 30-day period ended December 31, 1994, the annualized yields of the Fund's Class A Shares and Class B Shares were 6.13% and 5.68%, respectively.
    As of December 31, 1994, the average annual total returns of the Class A Shares of the Fund for the one year period and since inception on January 1, 1990 were -13.61% and 6.11%, respectively (-13.71% and 5.74%, respectively, without taking into account the expense limitation arrangements). As of December 31, 1994, the average annual returns for the Fund's Class B Shares for the one year period and since inception on December 31, 1991 were -15.05% and 3.31%, respectively (-15.05% and 3.11%, respectively, without taking into account the expense limitation arrangements).
    The Fund's yield is computed by dividing net investment income per share determined for a 30-day period by the maximum offering price per share (which includes the full sales charge) on the last day of the period, according to the following standard formula:

Yield  =  2 [ (a-b + 1 )6  -1]
               ---
               cd

Where:

    a= dividends and interest earned during the period.

    b= net expenses accrued during the period.

    c= the average daily number of fund shares outstanding during the period that would be entitled to receive dividends.

    d= the maximum offering price per share on the last day of the period (NAV where applicable).

    The Fund may advertise a tax-equivalent yield, which is computed by dividing that portion of the yield of the Fund which is tax-exempt by one minus a stated income tax rate and adding the product to that portion, if any, of the yield of the Fund that is not tax-exempt. The tax equivalent yields for the Fund's Class A and Class B Shares at the maximum 36% tax rate for the 30-day period ended December 31, 1994 were 9.70% and 9.40%, respectively.

    The Fund's total return is computed by finding the average annual compounded rate of return over the 1-year, 5-year, and 10-year periods that would equate the initial amount invested to the ending redeemable value according to the following formula:

                                 P(1 + T)n = ERV

Where:

    P=   a hypothetical initial investment of $1,000.

    T=   average annual total return

    n=   number of years

    ERV= ending redeemable value of a hypothetical $1,000 investment made at the beginning of the 1-year and life-of-fund periods.

    In the case of Class A Shares or Class B Shares, this calculation assumes the maximum sales charge is included in the initial investment or the CDSC is applied at the end of the period. This calculation also assumes that all dividends and distributions are reinvested at net asset value on the reinvestment dates during the period. The "distribution rate" is determined by annualizing the result of dividing the declared dividends of the Fund during the period stated by the maximum offering price or net asset value at the end of the period.

    In addition to average annual total returns, the Fund may quote unaveraged or cumulative total returns reflecting the simple change in value of an investment over a stated period. Cumulative total returns may be quoted as a percentage or as a dollar amount, and may be calculated for a single investment, a series of investments, and/or a series of redemptions, over any time period. Total returns may be quoted with or without taking the Fund's maximum sales charge on Class A Shares or the CDSC on Class B Shares into account. Excluding the Fund's sales charge on Class A Shares and the CDSC on Class B Shares from a total return calculation produces a higher total return figure.

    From time to time, in reports and promotional literature, the Fund's yield and total return will be compared to indices of mutual funds and bank deposit vehicles such as Lipper Analytical Services, Inc.'s "Lipper -- Fixed Income Fund Performance Analysis," a monthly publication which tracks net assets, total return, and yield on approximately 1,700 fixed income mutual funds in the United States. Ibottson and Associates, CDA Weisenberger and F.C. Towers are also used for comparison purposes, as well a the Russell and Wilshire Indices.
    Performance rankings and ratings reported periodically in national financial publications such as MONEY Magazine, FORBES, BUSINESS WEEK, THE WALL STREET JOURNAL, MICROPAL, INC., MORNINGSTAR, STANGER'S and BARRON'S, etc. will also be utilized. The Fund's promotional and sales literature may make reference to the Fund's "beta." Beta is a reflection of the market-related risk of the Fund by showing how responsive the Fund is to the market.
    The performance of the Fund is not fixed or guaranteed. Performance quotations should not be considered to be representations of performance of the Fund for any period in the future. The performance of the Fund is a function of many factors including its earnings, expenses and number of outstanding shares. Fluctuating market conditions; purchases, sales and maturities of portfolio securities; sales and redemptions of shares of beneficial interest; and changes in operating expenses are all examples of items that can increase or decrease the Fund's performance.

    ADDITIONAL PERFORMANCE INFORMATION. The Fund may use comparative performance information from certain industry research materials and/or published in various periodicals. The characteristics of the investments in such comparisons may be different from those investments of the Fund's portfolio. In addition, the formula used to calculate the performance statistics of such investments may not be identical to the formula used by the Fund to calculate its performance figures. From time to time, advertisements or information for the Fund may include a discussion of certain attributes or benefits to be derived by an investment in the Fund. Such advertisements or information may include symbols, headlines or other material which highlight or summarize the information discussed in more detail in the communication.

    The following publications, indexes, averages and investments which may be used in advertisements or information concerning the Fund for dissemination to investors or shareholders, include, but are not limited, to:

    a) Dow Jones Composite Average or its component averages - an unmanaged index composed of 30 blue-chip industrial corporation stocks (Dow Jones Industrial Average), 15 utilities company stocks (Dow Jones Utilities Average), and 20 transportation company stocks. Comparisons of performance assume reinvestment of dividends.

    b) Standard & Poor's 500 Stock Index or its component indices - an unmanaged index composed of 400 industrial stocks, 40 financial stocks, 40 utilities stocks, and 20 transportation stocks. Comparisons of performance assume reinvestment of dividends.

    c) The New York Stock Exchange composite or component indices - unmanaged indices of all industrial, utilities, transportation, and finance stocks listed on the New York Stock Exchange.

    d) Wilshire 5000 Equity Index - represents the return on the market value of all common equity securities of which daily pricing is available. Comparisons of performance assume reinvestment of dividends.

    e) Lipper - Mutual Fund Performance Analysis, Lipper - Fixed Income Analysis, and Lipper Mutual Fund indices - measure total return and average current yield for the mutual fund industry. Ranks individual mutual fund performance over specified time periods assuming reinvestment of all distributions, exclusive of any applicable sales charges.

    f) CDA Mutual Fund Report, published by CDA Investment Technologies, Inc. - analyzes price, current yield, risk, total return, and average rate of return (average annual compounded growth rate) over specified time periods for the mutual fund industry.

    g) Mutual Fund Source Book and other similar rating publications by Morningstar, Inc. - independent performance monitor of equity and fixed income mutual funds. Morningstar ratings (ranging from one star for lowest and five stars for highest) are based on analysis of a fund's ratio, i.e., price yield, risk (volatility) and total return, including all loads and fees, compared with similar funds for three-, five- and ten-year periods.

    h) Financial publications: Barrons, Business Week, Personal Finance, Financial World, Forbes, Fortune, "The Wall Street Journal", "New York Times", Weisenberger Investment Companies Service, Institutional Investor, and Money - rate fund performance over specified time periods and provide other relative performance or industry information.

    i) Consumer Price Index (or Cost of Living Index), published by the U. S. Bureau of Labor Statistics - a statistical measure of change, over time, in the price of goods and services in major expenditure groups.

    j) Stocks, Bonds, Bills, and Inflation, published by Ibbotson Associates - historical measure of yield, price, and total return for common and small company stock, long-term government bonds, Treasure bills, and inflation.

    k) Savings and Loan Historical Interest Rates - as published in the U. S. Savings & Loan League Fact Book.

    l) Salomon Brothers Broad Bond Index or its component indices - The Broad Index measures yield, price and total return for Treasury, Agency, Corporate, and Mortgage bonds.

    m) Salomon Brothers Composite High Yield Index or its component indices - The High Yield Index measures yield, price and total return for Long-Term High-Yield Index, Intermediate-Term High-Yield index and Long-Term Utility High-Yield Index.

    n) Shearson Lehman Brothers Aggregate Bond index or its component indices (including Municipal Bond Index) - The Aggregate Bond Index measures yield, price and total return for Treasury, Agency, Corporate, Mortgage, and Yankee bonds.

    o) Standard & Poor's Bond Indices - measure yield and price of Corporate, Municipal, and government bonds.

    p) Other taxable investments, including certificates of deposit (CDs), money market deposit accounts (MMDAs), checking accounts, savings accounts, money market mutual funds, and repurchase agreements.

    q) Historical data supplied by the research departments of Shearson Lehman Hutton, First Boston Corporation, Morgan Stanley, Salomon Brothers, Merrill Lynch, and Donaldson Lufkin and Jenrette.

    r) Donoghues's Money Fund Report - industry averages for 7-day annualized and compounded yields of taxable, tax-free and government money funds.

    s) Russell 2000 (small capitalization stock index), Bond Buyer 25 Revenue Bond Index and other indices as may from time to time become available.

    t) The Value Line Mutual Fund Survey, published by Value Line, assigns rankings of 1 (best) to 5 (worst) in terms of risk adjusted performance covering more than 2,000 equity and fixed income mutual funds.

    From time to time, in reports and promotional literature, the Fund's performance will be compared to other mutual funds and investment vehicles such as F.C. Towers.

    In addition, advertisements and sales materials may from time to time, contain hypothetical performance examples for purposes of illustrating reinvestment (or "compounding") of dividends at fixed rates of return or tax advantages to be derived from deferring payment of federal (and state) income taxes (at maximum rates) as compared to taxable investments assuming fixed rates of return. Illustrations may also include (1) hypothetical investments in various retirement plans, such as IRAs, made by investors of various ages or (2) comparisons to retirement plans funded by annuity or bank products.

    In assessing such comparisons, an investor should consider the following factors:

    a) It is generally either not possible or not practicable to invest in an average or index of certain investments.

    b) Certificates of deposit issued by banks and other depository institutions represent an alternative income producing product. Certificates of deposit may offer fixed or variable interest rates and principal is guaranteed and may be insured. Withdrawal of deposits prior to maturity will normally be subject to a penalty. Rates offered by banks and other depository institutions are subject to change at any time specified by the issuing institution.

    The Fund may from time to time advertise its comparative performance as measured or refer to results published by various periodicals including, but not limited to, Lipper Analytical Services, Inc. Barron's, "The Wall Street Journal", "New York Times", Weisenberger Investment Companies Service, Donoghue's Money Fund Report, Stanger's Investment Advisor, Financial Planning, Money, Fortune, Personal Finance, Muni Week, Institutional Investor, Business Week, Financial World and Forbes. In addition, the Fund may from time to time advertise its performance relative to certain indexes and benchmark investments, including: (a) the Shearson Lehman Municipal Bond Index, (b) Bond Buyer 25 Review Bond Index, (c) the Consumer Price Index, and (d) taxable investments such as certificates of deposit, money market deposit accounts, checking accounts, savings accounts, money market mutual funds.

    The composition of the investments in such indexes and the characteristics of such benchmark investments are not identical to, and in some cases are very different from, those of the Fund's portfolio. These indexes and averages are generally unmanaged and the items included in the calculations of such indexes and averages may not be identical to the formulas used by the Fund to calculate its performance figures.

                                   APPENDIX A

                      CORPORATE AND TAX-EXEMPT BOND RATINGS


MOODY'S INVESTORS SERVICE, INC. ("MOODY'S)

    ASS, AA, A AND BAA - Tax-exempt bonds rated Aaa are judged to be of the "best quality." The rating of Aa is assigned to bonds that are of "high quality by all standards," but long-term risks appear somewhat larger than Aaa rated bonds. The Aaa and Aa rated bonds are generally known as "high grade bonds." The foregoing ratings for tax-exempt bonds are rated conditionally. Bonds for which the security depends upon the completion of some act or upon the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals that begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Such parenthetical ratings denotes the probable credit stature upon completion of construction or elimination of the basis of the condition. Bonds rated A are considered as upper medium grade obligations. Principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. Bonds rated Baa are considered a medium grade obligations; i.e., they are neither highly protected or poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact, have speculative characteristics as well.

STANDARD & POOR'S CORPORATION ("S&P")

    AAA, AA, A AND BBB - Bonds rated AAA bear the highest rating assigned to debt obligations and indicates an extremely strong capacity to pay principal and interest. Bonds rated AA are considered "high grade," are only slightly less marked than those of AAA ratings and have the second strongest capacity for payment of debt service. Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat susceptible to the adverse effects or changes in circumstances and economic conditions. The foregoing ratings are sometimes followed by a "p" indicating that the rating is provisional. A provisional rating assumes the successful completion of the project financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. Although a provisional rating addresses credit quality subsequent of completion of the project, it makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Bonds rated BBB are regarded as having an adequate capacity to repay principal and pay interest. Whereas they normally exhibit protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to repay principal and pay interest for bonds in this category than for bonds in the A category.

FITCH INVESTORS SERVICE ("FITCH")

    AAA, AA, A, BBB - Bonds rated AAA are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events. Bonds rated AA are considered to be investment grade and of high quality. The obligor's ability to pay interest and repay principal, while very strong, is somewhat less than for AAA rated securities or more subject to possible change over the term of the issue. Bonds rated A are considered to be investment grade and of good quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings. Bonds rated BBB are considered to be investment grade and of satisfactory quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to weaken this ability than bonds with higher ratings.

                            TAX-EXEMPT NOTE RATINGS

    MOODY'S - MIG-1 AND MIG-2. Notes rated MIG-1 are judged to be of the best quality, enjoying strong protection from established cash flow or funds for their services or from established and broad-based access to the market for refinancing or both. Notes rated MIG-2 are judged to be of high quality with ample margins of protection, though not as large as MIG-1.

    S&P - SP-1 AND SP-2. SP-1 denotes a very strong or strong capacity to pay principal and interest. Issues determined to possess overwhelming safety characteristics are given a plus (+) designation (SP-1+). SP-2 denotes a satisfactory capacity to pay principal interest.

    FITCH - FIN-1 AND FIN-2. Notes assigned FIN-1 are regarded as having the strongest degree of assurance for timely payment. A plus symbol may be used to indicate relative standing. Notes assigned FIN-2 reflect a degree of assurance for timely payment only slightly less in degree than the highest category.

               CORPORATE AND TAX-EXEMPT COMMERCIAL PAPER RATINGS

    MOODY'S - Commercial Paper ratings are opinions of the ability of issuers to repay punctually promissory obligations not having an original maturity in excess of nine months. Prime-1, indicates highest quality repayment capacity of rated issue and Prime-2 indicates higher quality.

    S&P - Commercial Paper ratings are a current assessment of the likelihood of timely payment of debts having an original maturity of no more than 365 days. Issues rated A have the greatest capacity for a timely payment and the designation 1, 2 and 3 indicates the relative degree of safety. Issues rated "A-1+" are those with an "overwhelming degree of credit protection."

    FITCH - Commercial Paper ratings reflect current appraisal of the degree of assurance of timely payment. F-1 issues are regarded as having the strongest degree of assurance for timely payment. (+) is used to designate the relative position of an issuer within the rating category. F-2 issues reflect an assurance of timely payment only slightly less in degree than the strongest issues. The symbol (LOC) may follow either category and indicates that a letter of credit issued by a commercial bank is attached to the commercial paper note.

    OTHER CONSIDERATIONS - The ratings of S&P, Moody's, and Fitch represent their respective opinions of the quality of the municipal securities they undertake to rate. It should be emphasized, however, that ratings are general and are not absolute standards of quality. Consequently, municipal securities with the same maturity, coupon and ratings may have different yields and municipal securities of the same maturity and coupon with different ratings may have the same yield.

                             FINANCIAL STATEMENTS


        The Fund's financial statements at December 31, 1994 are incorporated by reference to the filing: 1994 Annual Report to Shareholders, as filed with the Securities and Exchange Commission on March 6, 1995 (accession number:
0000950135-95-000632)

                               John Hancock Funds
--------------------------------------------------------------------------------


                                    TAX-FREE
                                      BOND
                                      FUND


                                 ANNUAL REPORT


                               December 31, 1995

                                    TRUSTEES
                            EDWARD J. BOUDREAU, JR.
                                JAMES F. CARLIN*
                             WILLIAM H. CUNNINGHAM*
                               CHARLES F. FRETZ*
                             HAROLD R. HISER, JR.*
                               CHARLES L. LADNER*
                                LEO E. LINBECK*
                             PATRICIA P. MCCARTER*
                             STEVEN R. PRUCHANSKY*
                     LT. GEN. NORMAN H. SMITH, USMC (RET.)*
                                JOHN P. TOOLAN*
                        *Members of the Audit Committee

                                    OFFICERS
                            EDWARD J. BOUDREAU, JR.
                      Chairman and Chief Executive Officer
                               ROBERT G. FREEDMAN
                               Vice Chairman and
                            Chief Investment Officer
                                ANNE C. HODSDON
                                   President
                                THOMAS H. DROHAN
                      Senior Vice President and Secretary
                                JAMES B. LITTLE
                           Senior Vice President and
                            Chief Financial Officer
                                SUSAN S. NEWTON
                     Vice President and Compliance Officer
                               JAMES J. STOKOWSKI
                          Vice President and Treasurer

                                   CUSTODIAN
                         INVESTORS BANK & TRUST COMPANY
                                89 SOUTH STREET
                          BOSTON, MASSACHUSETTS 02111

                                 TRANSFER AGENT
                   JOHN HANCOCK INVESTOR SERVICES CORPORATION
                                 P.O. BOX 9116
                        BOSTON, MASSACHUSETTS 02205-9116

                               INVESTMENT ADVISER
                          JOHN HANCOCK ADVISERS, INC.
                             101 HUNTINGTON AVENUE
                        BOSTON, MASSACHUSETTS 02199-7603

                             PRINCIPAL DISTRIBUTOR
                            JOHN HANCOCK FUNDS, INC.
                             101 HUNTINGTON AVENUE
                        BOSTON, MASSACHUSETTS 02199-7603

                                 LEGAL COUNSEL
                                 HALE AND DORR
                                60 STATE STREET
                          BOSTON, MASSACHUSETTS 02109

                              INDEPENDENT AUDITORS
                               ERNST & YOUNG LLP
                              200 CLARENDON STREET
                          BOSTON, MASSACHUSETTS 02116

                               CHAIRMAN'S MESSAGE

DEAR FELLOW SHAREHOLDERS:

[A 1 1/4" x 1" photo of Edward J. Boudreau Jr., Chairman and Chief Executive Officer, flush right, next to second paragraph.]

The stock market's record-breaking, whirlwind performance in 1995 will be a tough act to follow in 1996. In fact, we've already seen greater market volatility this year, particularly among last year's leaders -- technology stocks. That's to be expected after a year that saw market indexes soar, including the Standard & Poor's 500-Stock Index's 37% advance. While many of the same economic conditions that fostered the stellar 1995 market are still in place -- slow economic growth, muted inflation and decent corporate earnings -- it would be unrealistic to expect the market to stage a repeat in 1996. The old saying "trees don't grow to the sky" comes to mind. Shareholders would do well to temper expectations of investment returns and perhaps revisit their investment allocations with their financial advisor to determine if rebalancing their portfolio makes sense.

       No matter how you scale back your market expectations, you should always be able to count on consistent customer service performance. At John Hancock Funds, we never stop working to find ways to sustain and improve the quality of information and the level of assistance we provide you. Our commitment to this task is no less than John Hancock's loyalty was to his fledgling country when he is said to have uttered, "if it does the public good, burn Boston." We won't go that far, of course, but we share our namesake's dedication to putting the public before all else.

       In our case, that public is you, our shareholders. We take very seriously the role you have entrusted to us, that of helping you achieve your financial goals. Part of that will always involve good customer service. So please do not hesitate to call your Customer Service Representative at 1-800-225-5291 if you have any questions or need information. We take pride in helping you with the same spirit that John Hancock displayed at the dawning of America.

Sincerely,

/s/ Edward J. Boudreau, Jr.
---------------------------

EDWARD J. BOUDREAU, JR., CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                              BY THOMAS C. GOGGINS
                       FOR THE PORTFOLIO MANAGEMENT TEAM

                                  JOHN HANCOCK
                               TAX-FREE BOND FUND

              "SOFT LANDING" HELPED BOOST MUNICIPAL PRICES IN 1995

Slowing economic growth and easing inflationary pressures provided the backdrop for an unexpectedly strong bond market rally in 1995. The year got off to an impressive start as more investors came to accept that the Federal Reserve Board could actually engineer a "soft landing" -- in which economic growth is slow but steady and inflation remains low. The first quarter was particularly strong for municipal bonds, which outpaced Treasury, mortgage and corporate bonds alike.

[A 2 1/4" x 3" photo of Thomas C. Goggins at bottom right. Caption reads:
"Thomas C. Goggins".]

       However, various tax-reform proposals grabbed the headlines in the second quarter and stymied the rise of municipals. At issue was the notion that some proposals, particularly the flat-tax proposal, could eliminate any need for investors to own tax-exempt securities. But by the fall, municipals started to regain some steam. Two interest-rate cuts in the last two quarters of the year, coupled with rising demand for municipals from some institutional investors, ignited another round of strength. By the end of 1995, municipals had turned in their best performance since 1986.

A LOOK AT PERFORMANCE

John Hancock Tax-Free Bond Fund performed well, not only in absolute terms, but also compared to its competitors. For the year ended December 31, 1995, the Fund's Class A and Class B shares posted total returns of 20.20% and 19.41%, respectively, at net asset value. Those returns outpaced the average general municipal bond fund's return of 16.84% for the same period, according to Lipper Analytical Services.(1)

       There were several factors contributing to the Fund's better-than-average performance. First was duration, which measures how sensitive

                                   [CAPTION]
              "BY THE END OF 1995, MUNICIPALS HAD TURNED IN THEIR
                         BEST PERFORMANCE SINCE 1986."

                    John Hancock Funds - Tax-Free Bond Fund

[Chart with heading "Top Five Sectors" at top of left hand column. The chart lists five sectors: 1) Transportation 21%; 2) Electric Utilities 18%; 3) Health 18%; 4) General Obligation Bonds 11%; 5) Pollution Control 10%. Footnote below reads: "As a percentage of net assets on December 31, 1995."]

the Fund's share price is to changes in interest rates. In the first quarter of the year, the Fund's duration was relatively long, which benefited its performance when interest rates were falling. In the second quarter we reduced our duration by replacing some longer-term bonds with shorter-term bonds. We did that because there wasn't much difference in yield between short- and long-term bonds. In other words, we did not give up a great amount of yield to own the less volatile, shorter-term bonds. That strategy also paid off because the second quarter was a particularly volatile period for municipal bonds. By the fall, however, we felt that interest rates could resume their decline, so we made the Fund more interest-rate sensitive by lengthening our duration again. Having a longer duration during the second half of the year also helped our performance.

       Our continued focus on non-callable bonds was also an advantage for the Fund. Non-callable bonds are so-called because they can't be redeemed by their issuer before their scheduled maturity dates. They tended to benefit more fully from the bond market rally than callable bonds. A bond with a call will trade under the assumption that the issuer will call the bond -- or pay it off -- on the call provision date, which is the first date it can be redeemed by its issuer. As the call date approaches, callable bonds are less likely to participate fully in a rally. Non-callable bonds also offer another advantage: they provide a predictable and steady stream of income. If interest rates decline further, our non-callable bonds can't be redeemed early, so we won't be forced to put the proceeds from calls back to work in the market at lower interest rates.

       Finally, we focused on buying discount bonds, which sell below par (face) value. During periods when interest rates are declining, discount bonds tend to appreciate more than par bonds, and more than premium bonds, which trade above par value.

FOCUS ON SECTORS

Transportation bonds made up the Fund's largest sector concentration at about 21% of net assets at the end of 1995. During the period we added several industrial development bonds in the airline sector, which our team of analysts identified as having good prospects for appreciation. Dallas/Fort Worth issued bonds to construct additional gates for American Airlines at the airport. Indianapolis issued bonds for a United Airlines maintenance facility. These

[Table entitled "Scorecard" at bottom left hand column. The header for the left column is "Category"' the header for the right column is "Trend...and what's driving it." The first listing is "Dallas/Fort Worth/American Airlines" followed by an up arrow and the phrase "Improving profitability for airline". The second listing is "Indianapolis/United Airlines" followed by an up arrow and the phrase "Better earnings for UAL". The third listing is "Housing bonds" followed by a flat arrow and the phrase "Rising risk of prepayments". Footnote below reads:
"See "Schedule of Investments." Investment holdings are subject to change."]

                                   [CAPTION]
      "...FOCUS ON NON-CALLABLE BONDS WAS ALSO AN ADVANTAGE FOR THE FUND."

                    John Hancock Funds - Tax-Free Bond Fund

[Bar chart with heading "Fund Performance" at top of left hand column. Under the heading is the footnote: "For the year ended December 31, 1995." The chart is scaled in increments of 5% from bottom to top, with 25% at the top and 0% at the bottom. Within the chart there are three solid bars. The first represents the 20.20% total return for John Hancock Tax-Free Bond Fund: Class A. The second represents the 19.41% total return for John Hancock Tax-Free Bond Fund: Class B. The third represents the 16.84% total return of the average general municipal bond fund. A footnote below states: "Total returns for John Hancock Tax-Free Bond Fund are at net asset value with all distributions reinvested. The average general municipal bond fund is tracked by Lipper Analytical Services. See following page for historical performance information."]

were two of the Fund's largest holdings and best performers for the year.

       Housing bonds, which posted weak gains during 1995, were the municipal market's laggards. These bonds were held back by the perception that mortgages underlying these housing bonds would be refinanced as interest rates fall. However, we've maintained a core holding in high-quality, high-yielding housing bonds that we think are less vulnerable to early payment.

       The Fund's Trustees recently voted to give the Fund the flexibility to invest as much as one-third of its assets in high-yielding bonds that carry below investment-grade ratings. We plan to be selective in adding these bonds, buying them only when we think that they offer enough reward to justify the risk taken.

OUTLOOK

Political haggling over various tax-reform proposals could continue to draw headlines in 1996. If that is the case, the municipal bond market could experience further volatility in the months to come. We think it's unlikely that any significant tax reform will be enacted within the next two years. And we're not convinced that the flat tax is viable. So in our view, the market has overreacted. We believe that the tax-reform scare has actually created an opportunity. At the end of 1995, municipals were priced attractively compared to Treasuries. In fact, there was only one other time in recent history that municipals were this cheap relative to Treasuries. In our experience, it is in times like these that municipals offer good value for investors seeking after-tax income.

       It may be difficult for municipals to achieve the same exceptional gains they made in 1995. However, there are several reasons why we're optimistic about 1996. We believe economic growth will continue to slow, inflation will remain subdued and, as a result, interest rates could continue to fall. Since bond prices generally move in the opposite direction of interest rates, that could be good news for bonds. What's more, the supply of new municipals issued should remain relatively weak. And if demand stays constant or improves, that too could be a positive.


--------------------------------------------------------------------------------
(1) Figures from Lipper Analytical Services include reinvested dividends and do not take into account sales charges. Actual load-adjusted performance is lower.

This commentary reflects the views of the portfolio management team through the end of the Fund's period discussed in this report. Of course, the team's views are subject to change as market and other conditions warrant.

                                   [CAPTION]
         "...THE TAX-REFORM SCARE HAS ACTUALLY CREATED AN OPPORTUNITY."

                              A LOOK AT PERFORMANCE

The tables on the right show the cumulative total returns and the average annual total returns for the John Hancock Tax-Free Bond Fund. Total return is a performance measure that equals the sum of all dividends and capital gains, assuming reinvestment of these distributions and the change in the price of the Fund's average net assets. Performance figures included the maximum applicable sales charge of 4.50% for Class A shares. The effect of the maximum contingent deferred sales charge for Class B shares (maximum 5% and declining to 0% over six years) is included in Class B performance. Remember that all figures represent past performance and are no guarantee of how the Fund will perform in the future. Also, keep in mind that the total return and share price of the Fund's investments will fluctuate. As a result, your Fund's shares may be worth more or less than their original cost, depending on when you sell them.

Note: A portion of the Fund's income may be subject to taxes. Some investors may be subject to the Alternative Minimum Tax. Capital gains are taxable.

                            CUMULATIVE TOTAL RETURNS
--------------------------------------------------------------------------------
FOR THE PERIOD ENDED DECEMBER 31, 1995

                                                      ONE      FIVE     LIFE OF
                                                     YEAR      YEARS     FUND
                                                     ----      -----     ----
Tax-Free Bond Fund: Class A                         14.79%    52.69%   62.00%(1)
Tax-Free Bond Fund: Class B                         14.42%     N/A     32.24%(2)

                          AVERAGE ANNUAL TOTAL RETURNS
--------------------------------------------------------------------------------
FOR THE PERIOD ENDED DECEMBER 31, 1995

                                                      ONE      FIVE     LIFE OF
                                                     YEAR      YEARS     FUND
                                                     ----      -----     ----
Tax-Free Bond Fund: Class A(3)                      14.79%     8.84%    8.39%(1)
Tax-Free Bond Fund: Class B(3)                      14.42%      N/A     7.24%(2)

                                     YIELDS
--------------------------------------------------------------------------------
AS OF DECEMBER 31, 1995

                                                                      SEC 30-DAY
                                                                         YIELD
                                                                         -----
Tax-Free Bond Fund: Class A                                              5.11%
Tax-Free Bond Fund: Class B                                              4.61%

                              NOTES TO PERFORMANCE

(1) Class A shares started on January 5, 1990.
(2) Class B shares started on December 31, 1991.
(3) The Adviser has agreed to limit the Fund's expenses, including the management fee (but not including the 12b-1 fee), to 0.70% of the Fund's average daily net assets. Without the limitation of expenses, the average annualized total returns for the one-year and five-year periods and since inception for Class A shares would have been 14.67%, 8.62%, and 8.06%, respectively. The average annualized total returns for the one-year period and since inception for Class B shares would have been 14.30% and 7.07%, respectively.

                    WHAT HAPPENED TO A $10,000 INVESTMENT...

The charts on the right show how much a $10,000 investment in the John Hancock Tax-Free Bond Fund would be worth on December 31, 1995, assuming you have been invested since the day each class of shares started and reinvested all distributions. For comparison, we've shown the same $10,000 investment in the Lehman Brothers Municipal Bond Index -- an unmanaged index that includes approximately 15,000 bonds and is commonly used as a measure of bond performance.

[Tax Free Bond Fund
Class A shares

Line chart with the heading Tax Free Bond Fund: Class A, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are three lines.

The first line represents the value of the hypothetical $10,000 investment made in the Tax Free Bond Fund on January 5, 1990, before sales charge, and is equal to $16,961 as of December 31, 1995. The second line represents the value of the Lehman Brothers Municipal Bond Index and is equal to $16,374 as of December 31, 1995. The third line represents the Tax Free Bond Fund after sales charge and is equal to $16,200 as of December 31, 1995.

Tax Free Bond Fund
Class B shares

Line chart with the heading Tax Free Bond Fund: Class B, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are three lines.

The first line represents the value of the Lehman Brothers Municipal Bond Index and is equal to $13,609 as of December 31, 1995. The second line represents the value of the hypothetical $10,000 investment made in the Tax Free Bond Fund on December 31, 1991, before contingent deferred sales charge, and is equal to $13,524 as of December 31, 1995. The third line represents the Tax Free Bond Fund after contingent deferred sales charge and is equal to $13,224 as of December 31, 1995.]

                              FINANCIAL STATEMENTS

                    John Hancock Funds - Tax-Free Bond Fund

THE STATEMENT OF ASSETS AND LIABILITIES IS THE FUND'S BALANCE SHEET AND SHOWS THE VALUE OF WHAT THE FUND OWNS, IS DUE AND OWES ON DECEMBER 31, 1995. YOU'LL ALSO FIND THE NET ASSET VALUE PER SHARE AS OF THAT DATE.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 1995
--------------------------------------------------------------------------------
ASSETS:
  Investments at value - Note C:
   Tax-exempt long-term bonds
     (cost - $190,204,887).......................................   $205,442,483
                                                                    ------------
  Receivable for investments sold................................     12,238,500
  Receivable for shares sold.....................................          7,615
  Interest receivable............................................      3,387,852
  Receivable from John Hancock Advisers, Inc. -
   Note B........................................................         27,926
  Miscellaneous assets...........................................         27,437
                                                                    ------------
                    Total Assets.................................    221,131,813
                    ------------------------------------------------------------
LIABILITIES:
  Temporary overdraft of cash....................................      3,533,358
  Payable for investments purchased..............................     21,760,596
  Payable for shares repurchased.................................          8,787
  Dividend payable...............................................         25,227
  Payable for variation margin...................................         23,438
  Payable to John Hancock Advisers, Inc.
   and affiliates - Note B.......................................        108,251
  Accounts payable and accrued expenses..........................         51,085
                                                                    ------------
                    Total Liabilities............................     25,510,742
                    ------------------------------------------------------------
NET ASSETS:
  Capital paid-in................................................    195,035,479
  Accumulated net realized loss on investments
   and financial futures contracts...............................    (14,389,504)
  Net unrealized appreciation of investments
   and financial futures contracts...............................     14,975,096
                                                                    ------------
                    Net Assets...................................   $195,621,071
                    ============================================================
NET ASSET VALUE PER SHARE:
  (Based on net asset values and shares of beneficial
  interest outstanding - unlimited number of shares
  authorized with $0.01 per share par value, respectively)
  Class A - $118,797,313/11,137,117..............................   $      10.67
================================================================================
  Class B - $76,823,758/7,202,812................................   $      10.67
================================================================================
MAXIMUM OFFERING PRICE PER SHARE*
  Class A - ($10.67 x 104.71%)...................................   $      11.17
================================================================================

* On single retail sales of less than $100,000. On sales of $100,000 or more and on group sales the offering price is reduced.

THE STATEMENT OF OPERATIONS SUMMARIZES THE FUND'S INVESTMENT INCOME EARNED AND EXPENSES INCURRED IN OPERATING THE FUND. IT ALSO SHOWS NET GAINS (LOSSES) FOR THE PERIOD STATED.

STATEMENT OF OPERATIONS
Year ended December 31, 1995
--------------------------------------------------------------------------------
INVESTMENT INCOME:
  Interest........................................................   $12,440,385
                                                                     -----------
  Expenses:
   Investment management fee - Note B.............................     1,048,120
   Distribution/service fee - Note B
     Class A......................................................       175,342
     Class B......................................................       663,054
   Transfer agent fee.............................................       209,850
   Registration and filing fees...................................        63,679
   Custodian fee..................................................        48,214
   Auditing fee...................................................        47,989
   Printing.......................................................        46,995
   Legal fees.....................................................        30,747
   Trustees' fees.................................................        29,411
   Miscellaneous..................................................        26,802
   Advisory board fee.............................................        19,730
   Less Management Fee Reduction - Note B                               (208,207)
                                                                     -----------
                    Total Expenses................................     2,201,726
                    Less Expense Reduction
                    by John Hancock Advisers,
                    Inc. - Note B.................................       (24,419)
                    ------------------------------------------------------------
                    Net Expenses..................................     2,177,307
                    ------------------------------------------------------------
                    Net Investment Income.........................    10,263,078
                    ------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
AND FINANCIAL FUTURES CONTRACTS
  Net realized loss on investments sold...........................    (4,728,195)
  Net realized loss on financial futures contracts................    (2,308,339)
  Change in net unrealized appreciation/depreciation
   of investments.................................................    31,679,568
  Change in net unrealized appreciation/depreciation
   on financial futures contracts.................................      (262,500)
                                                                     -----------
                    Net Realized and Unrealized
                    Gain on Investments and
                    Financial Futures Contracts...................    24,380,534
                    ------------------------------------------------------------
                    Net Increase in Net Assets
                    Resulting from Operations.....................   $34,643,612
                    ============================================================

                       SEE NOTES TO FINANCIAL STATEMENTS.

                              FINANCIAL STATEMENTS

                    John Hancock Funds - Tax-Free Bond Fund

STATEMENT OF CHANGES IN NET ASSETS
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                           YEAR ENDED DECEMBER 31,
                                                                                                        ----------------------------
                                                                                                            1995           1994
                                                                                                        ------------   -------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income...............................................................................  $ 10,263,078   $ 11,284,980
  Net realized loss on investments sold and financial futures contracts...............................    (7,036,534)    (7,349,795)
  Change in net unrealized appreciation/depreciation of investments and financial futures contracts...    31,417,068    (25,666,689)
                                                                                                        ------------   ------------
   Net Increase (Decrease) in Net Assets Resulting from Operations....................................    34,643,612    (21,731,504)
                                                                                                        ------------   ------------

DISTRIBUTIONS TO SHAREHOLDERS:
  Dividends from net investment income:
   Class A - ($0.5699 and $0.5730 per share, respectively)............................................    (6,647,931)    (7,588,474)
   Class B - ($0.4927 and $0.4973 per share, respectively)............................................    (3,620,138)    (3,611,510)
                                                                                                        ------------   ------------
     Total Distributions to Shareholders..............................................................   (10,268,069)   (11,199,984)
                                                                                                        ------------   ------------

FROM FUND SHARE TRANSACTIONS-- NET*...................................................................   (13,536,114)    24,808,198
                                                                                                        ------------   ------------

NET ASSETS:
  Beginning of period.................................................................................   184,781,642    192,904,932
                                                                                                        ------------   ------------
  End of period (including undistributed net investment income of $83,180 and $84,996, respectively)..  $195,621,071   $184,781,642
                                                                                                        ============   ============

* ANALYSIS OF FUND SHARE TRANSACTIONS:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                     -----------------------------------------------------
                                                                               1995                        1994
                                                                     -------------------------   -------------------------
                                                                       SHARES        AMOUNT        SHARES        AMOUNT
                                                                     ----------   ------------   ----------   ------------
CLASS A
  Shares sold......................................................     990,678   $ 10,001,197    2,973,332   $ 31,232,536
  Shares issued to shareholders in reinvestment of distributions...     365,927      3,709,354      430,837      4,303,072
                                                                     ----------   ------------   ----------   ------------
                                                                      1,356,605     13,710,551    3,404,169     35,535,608
  Less shares repurchased..........................................  (2,422,945)   (24,445,738)  (3,655,146)   (36,242,204)
                                                                     ----------   ------------   ----------   ------------
  Net decrease.....................................................  (1,066,340)  $(10,735,187)    (250,977)  $   (706,596)
                                                                     ==========   ============   ==========   ============
CLASS B
  Shares sold......................................................     722,057   $  7,261,875    3,736,809   $ 39,155,237
  Shares issued to shareholders in reinvestment of distributions...     202,597      2,054,192      212,691      2,116,235
                                                                     ----------   ------------   ----------   ------------
                                                                        924,654      9,316,067    3,949,500     41,271,472
  Less shares repurchased..........................................  (1,207,168)   (12,116,994)  (1,608,678)   (15,756,678)
                                                                     ----------   ------------   ----------   ------------
  Net increase (decrease)..........................................    (282,514)  $ (2,800,927)   2,340,822   $ 25,514,794
                                                                     ==========   ============   ==========   ============

THE STATEMENT OF CHANGES IN NET ASSETS SHOWS HOW THE VALUE OF THE FUND'S NET ASSETS HAS CHANGED SINCE THE END OF THE PREVIOUS PERIOD. THE DIFFERENCE REFLECTS EARNINGS LESS EXPENSES, ANY INVESTMENT GAINS AND LOSSES, DISTRIBUTIONS PAID TO SHAREHOLDERS, AND ANY INCREASE OR DECREASE IN MONEY SHAREHOLDERS INVESTED IN THE FUND. THE FOOTNOTE ILLUSTRATES THE NUMBER OF FUND SHARES SOLD, REINVESTED AND REDEEMED DURING THE LAST TWO PERIODS, ALONG WITH THE CORRESPONDING DOLLAR VALUES.

                       SEE NOTES TO FINANCIAL STATEMENTS.

                              FINANCIAL STATEMENTS

                    John Hancock Funds - Tax-Free Bond Fund

FINANCIAL HIGHLIGHTS
Selected data for each share of beneficial interest outstanding throughout the period indicated, investment returns, key ratios, and supplemental data are as follows:
----------------------------------------------------------------------------------------------------------------------------

                                                                                        YEAR ENDED DECEMBER 31,
                                                                       -----------------------------------------------------
                                                                         1995       1994(c)       1993      1992      1991
                                                                       --------     --------    --------   -------   -------
CLASS A
PER SHARE OPERATING PERFORMANCE
  Net Asset Value, Beginning of Period...............................  $   9.39     $  10.96    $  10.47   $ 10.24   $  9.90
                                                                       --------     --------    --------   -------   -------
  Net Investment Income..............................................      0.57(b)      0.58        0.62      0.67      0.69
  Net Realized and Unrealized Gain (Loss) on Investments.............      1.28        (1.58)       0.93      0.42      0.72
                                                                       --------     --------    --------   -------   -------
   Total from Investment Operations..................................      1.85        (1.00)       1.55      1.09      1.41
                                                                       --------     --------    --------   -------   -------
  Less Distributions:
  Dividends from Net Investment Income...............................     (0.57)       (0.57)      (0.62)    (0.68)    (0.68)
  Distributions from Net Realized Gains on Investments Sold..........        --           --       (0.44)    (0.18)    (0.39)
                                                                       --------     --------    --------   -------   -------
   Total Distributions...............................................     (0.57)       (0.57)      (1.06)    (0.86)    (1.07)
                                                                       --------     --------    --------   -------   -------
  Net Asset Value, End of Period.....................................  $  10.67     $   9.39    $  10.96   $ 10.47   $ 10.24
                                                                       ========     ========    ========   =======   =======
  Total Investment Return at Net Asset Value (d).....................     20.20%       (9.28%)     15.15%    10.97%    14.78%
  Total Adjusted Investment Return at Net Asset Value (a)............     20.08%       (9.39%)     14.98%    10.67%    14.40%

RATIOS AND SUPPLEMENTAL DATA
  Net Assets, End of Period (000's omitted)..........................  $118,797     $114,539    $136,521   $99,523   $73,393
  Ratio of Expenses to Average Net Assets............................      0.85%        0.85%       0.78%     0.66%     0.60%
  Ratio of Adjusted Expenses to Average Net Assets (a)...............      0.97%        0.96%       0.95%     0.96%     0.98%
  Ratio of Net Investment Income to Average Net Assets...............      5.67%        5.72%       5.57%     6.46%     6.86%
  Ratio of Adjusted Net Investment Income to Average Net Assets (a)..      5.55%        5.61%       5.40%     6.16%     6.48%
  Portfolio Turnover Rate............................................       113%         107%        116%       79%      123%

THE FINANCIAL HIGHLIGHTS SUMMARIZES THE IMPACT OF THE FOLLOWING FACTORS ON A SINGLE SHARE FOR THE PERIOD INDICATED: NET INVESTMENT INCOME, GAINS (LOSSES), DIVIDENDS AND TOTAL INVESTMENT RETURN OF THE FUND. IT SHOWS HOW THE FUND'S NET ASSET VALUE FOR A SHARE HAS CHANGED SINCE THE END OF THE PREVIOUS PERIOD. ADDITIONALLY, IMPORTANT RELATIONSHIPS BETWEEN SOME ITEMS PRESENTED IN THE FINANCIAL STATEMENTS ARE EXPRESSED IN RATIO FORM.


                       SEE NOTES TO FINANCIAL STATEMENTS.

                              FINANCIAL STATEMENTS

                    John Hancock Funds - Tax-Free Bond Fund

FINANCIAL HIGHLIGHTS (continued)
------------------------------------------------------------------------------------------------------------------------

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                 ----------------------------------------
                                                                                   1995      1994(c)     1993      1992
                                                                                 -------     -------    -------   -------
CLASS B
PER SHARE OPERATING PERFORMANCE
  Net Asset Value, Beginning of Period.........................................  $  9.38     $ 10.96    $ 10.47   $ 10.24
                                                                                 -------     -------    -------   -------
  Net Investment Income........................................................     0.50(b)     0.50       0.54      0.59(b)
  Net Realized and Unrealized Gain (Loss) on Investments.......................     1.28       (1.58)      0.93      0.42
                                                                                 -------     -------    -------   -------
   Total from Investment Operations............................................     1.78       (1.08)      1.47      1.01
                                                                                 -------     -------    -------   -------
  Less Distributions:
  Dividends from Net Investment Income.........................................    (0.49)      (0.50)     (0.54)    (0.60)
  Distributions from Net Realized Gains on Investments Sold....................       --          --      (0.44)    (0.18)
                                                                                 -------     -------    -------   -------
   Total Distributions.........................................................    (0.49)      (0.50)     (0.98)    (0.78)
                                                                                 -------     -------    -------   -------
  Net Asset Value, End of Period...............................................  $ 10.67     $  9.38    $ 10.96   $ 10.47
                                                                                 =======     =======    =======   =======
  Total Investment Return at Net Asset Value (d)...............................    19.41%     (10.05%)    14.30%    10.15%
  Total Adjusted Investment Return at Net Asset Value (a)......................    19.29%     (10.16%)    14.13%     9.85%

RATIOS AND SUPPLEMENTAL DATA
  Net Assets, End of Period (000's omitted)....................................  $76,824     $70,243    $56,384   $18,272
  Ratio of Expenses to Average Net Assets......................................     1.60%       1.60%      1.53%     1.43%
  Ratio of Adjusted Expenses to Average Net Assets (a).........................     1.72%       1.71%      1.70%     1.73%
  Ratio of Net Investment Income to Average Net Assets.........................     4.90%       4.97%      4.66%     5.57%
  Ratio of Adjusted Net Investment Income to Average Net Assets (a)............     4.78%       4.86%      4.49%     5.27%
  Portfolio Turnover Rate......................................................      113%        107%       116%       79%

(a) On an unreimbursed basis.
(b) On average month end shares outstanding.
(c) On December 22, 1994, John Hancock Advisers, Inc. became the investment adviser of the Fund.
(d) Total investment return assumes dividend reinvestment and does not reflect the effect of sales charges.


                       SEE NOTES TO FINANCIAL STATEMENTS.

                              FINANCIAL STATEMENTS

                    John Hancock Funds - Tax-Free Bond Fund

SCHEDULE OF INVESTMENTS
December 31, 1995
---------------------------------------------------------------------------------------------------------------------------
THE SCHEDULE OF INVESTMENTS IS A COMPLETE LIST OF ALL SECURITIES OWNED BY TAX-FREE BOND FUND ON DECEMBER 31, 1995. IT HAS
ONE MAIN CATEGORY: TAX-EXEMPT LONG-TERM BONDS. THE TAX-EXEMPT LONG-TERM BONDS ARE BROKEN DOWN BY STATE. UNDER EACH STATE
IS A LIST OF THE SECURITIES OWNED BY THE FUND.

                                                                                             PAR VALUE                YIELD
                                                             INTEREST  MATURITY    S&P         (000'S      MARKET      AT
STATE, ISSUER, DESCRIPTION                                     RATE      DATE    RATING****   OMITTED)     VALUE     MARKET+
--------------------------                                     ----      ----    ------       --------     -----     ------
TAX-EXEMPT LONG-TERM BONDS
ARIZONA (1.19%)
  Arizona Health Facilities Auth,
   Hosp Sys Rev Ref Phoenix Memorial Hosp Proj.............   8.200%   06/01/21    BBB        $ 2,150   $ 2,328,794   7.57%
                                                                                                        -----------
CALIFORNIA (9.20%)
  California Statewide Community Development Auth,
   Rev Cert of Part Ref Ins'd Hlth Facil Eskaton Inc.......   5.875    05/01/20    A           *4,000     4,009,600   5.86
  Central Coast Water Auth,
   Rev Regional Facil St Wtr Proj..........................   6.350    10/01/07    AAA         *2,000     2,187,680   5.81
  Fontana, County of,
   Spec Tax of Community Facil Dist No 90-3 Empire Center..   8.400    04/01/15    B***           500       478,750   8.77
  Foothill/Eastern Transportation Corridor Agency,
   Toll Rd Rev Fixed Rate Cap Apprec Ser 1995A.............    Zero    01/01/24    BBB-          *675       114,696   6.43
   Toll Rd Rev Fixed Rate Cap Apprec Ser 1995A.............    Zero    01/01/27    BBB-        *1,000       140,540   6.43
   Toll Rd Rev Fixed Rate Cap Apprec Ser 1995A.............    Zero    01/01/28    BBB-        *7,915     1,044,147   6.43
   Toll Rd Rev Fixed Rate Current Int Ser 1995A............   6.000    01/01/16    BBB-        *2,000     2,007,520   5.98
   Toll Rd Rev Fixed Rate Current Int Ser 1995A............   6.500    01/01/32    BBB-        *1,950     2,030,906   6.24
  Sacramento Municipal Utility District,
   Elec Rev Ref Ser A......................................   6.250    08/15/10    AAA         *1,280     1,431,066   5.59
  Saddleback Valley United School District,
   Spec Tax Community Facil District No. 89-2 Ser A........   7.750    09/01/16    BBB***       2,000     2,086,280   7.43
  San Jose Financing Auth,
   Rev Ser B Community Facil Proj..........................   5.625    11/15/18    A+          *2,500     2,463,450   5.71
                                                                                                        -----------
                                                                                                         17,994,635
                                                                                                        -----------
COLORADO (5.67%)
  Arapahoe County Capital Improvement Trust Fund,
   Highway Rev Current Ser E-470...........................   6.950    08/31/20    BAA***      *5,000     5,416,750   6.42
  Denver, City and County of,
   Airport Sys Rev Ser 1992A...............................   7.250    11/15/25    BBB          2,000     2,204,960   6.58
   Airport Sys Rev Ser 1994A...............................   7.500    11/15/23    BBB          3,100     3,464,467   6.71
                                                                                                        -----------
                                                                                                         11,086,177
                                                                                                        -----------
FLORIDA (7.83%)
  Jacksonville Electric Auth,
   Elec Sys Rev Ser 3-A....................................   5.250    10/01/28    AA           9,000     8,765,910   5.39
  Orange County Health Facilities Auth,
   Rev Adventist Hlth Sys Hosp.............................   5.250    11/15/20    AAA         *5,000     4,904,400   5.35

                       SEE NOTES TO FINANCIAL STATEMENTS.

                              FINANCIAL STATEMENTS

                    John Hancock Funds - Tax-Free Bond Fund

                                                                                             PAR VALUE                YIELD
                                                             INTEREST  MATURITY    S&P         (000'S      MARKET      AT
STATE, ISSUER, DESCRIPTION                                     RATE      DATE    RATING****   OMITTED)     VALUE     MARKET+
--------------------------                                     ----      ----    ------       --------     -----     ------
FLORIDA (CONTINUED)
  Tampa Sports Auth,
   Sales Tax Rev Tampa Bay Arena Proj......................   5.750%   10/01/25    AAA        $*1,500   $ 1,643,430   5.25%
                                                                                                        -----------
                                                                                                         15,313,740
                                                                                                        -----------
GEORGIA (10.57%)
  Georgia Municipal Electric Auth,
   Pwr Rev Ser C...........................................   5.700    01/01/19    AAA          5,000     5,291,550   5.39
   Pwr Rev Ser EE..........................................   7.250    01/01/24    AAA          2,000     2,579,880   5.62
   Pwr Rev Ser Z...........................................   5.500    01/01/20    AAA          5,840     6,021,741   5.33
  Monroe County Development Auth,
   Poll Control Rev Ser A Oglethorpe Pwr Corp Scherer Proj.   6.800    01/01/12    A+           1,000     1,165,240   5.84
  Savannah Hospital Auth,
   Rev Ref & Imp Candler Hosp Proj.........................   7.000    01/01/23    BBB+         5,470     5,616,760   6.82
                                                                                                        -----------
                                                                                                         20,675,171
                                                                                                        -----------
ILLINOIS (3.25%)
  Chicago, City of,
   Skyway Toll Bridge Rev Ref Ser 1994.....................   6.750    01/01/17    BBB-         2,000     2,099,340   6.43
  Illinois Development Finance Auth,
   Rev Ref Ser A Columbus Cuneo Cabrini Proj...............   8.500    02/01/15    BBB+         2,150     2,518,639   7.26
  Illinois Health Facilities Auth,
   Rev Ref Friendship Vlg Schamburg........................   6.750    12/01/08    A-***        1,640     1,739,663   6.36
                                                                                                        -----------
                                                                                                          6,357,642
                                                                                                        -----------
INDIANA (3.66%)
  Indianapolis Airport Auth,
   Spec Facil Rev Ser A United Airlines Proj...............   6.500    11/15/31    BB          *7,000     7,156,310   6.36
                                                                                                        -----------
LOUISIANA (1.06%)
  West Feliciana, Parish of,
   Variable Rate Demand Poll Control Rev Ser 1985C
     Gulf States Util Co Proj..............................   7.000    11/01/15    BB+          2,000     2,076,020   6.74
                                                                                                        -----------
MICHIGAN (2.68%)
  Michigan State Hospital Finance Auth,
   Rev Ref 1990 Ser A Bay Medical Center Hosp..............   8.250    07/01/12    BAA1***      2,250     2,449,192   7.58
  Williamston Community School District,
   GO Ser 1996**...........................................   5.500    05/01/25    AAA         *2,725     2,803,807   5.35
                                                                                                        -----------
                                                                                                          5,252,999
                                                                                                        -----------
MISSISSIPPI (4.84%)
  Claiborne, County of,
   Poll Control Rev Ref Sys Energy Resources Inc...........   7.300    05/01/25    BBB-        *4,000     4,186,800   6.97
  Washington, County of,
   Poll Control Rev Ref Mississippi Pwr & Light Co Proj....   7.000    04/01/22    BAA3***      5,000     5,291,800   6.61
                                                                                                        -----------
                                                                                                          9,478,600
                                                                                                        -----------

                       SEE NOTES TO FINANCIAL STATEMENTS.

                              FINANCIAL STATEMENTS

                    John Hancock Funds - Tax-Free Bond Fund

                                                                                                PAR VALUE                YIELD
                                                                INTEREST  MATURITY    S&P         (000'S      MARKET      AT
STATE, ISSUER, DESCRIPTION                                        RATE      DATE    RATING****   OMITTED)     VALUE     MARKET+
--------------------------                                        ----      ----    ------       --------     -----     ------
NEVADA (5.19%)
  Clark, County of,
   Ind'l Development Rev Ser A Southwest Gas Corp Proj........   6.500%   12/01/33    BBB-      $ 10,000   $10,160,000   6.40%
                                                                                                           -----------
NEW HAMPSHIRE (2.05%)
  New Hampshire Higher Educational and Health Facilities Auth,
   Hosp Rev Wentworth Douglass Hosp...........................   5.375    01/01/15    AAA          1,300     1,325,675   5.27
  New Hampshire Industrial Development Auth,
   Rev Ref Poll Control Central Maine Pwr.....................   7.375    05/01/14    BB          *2,500     2,680,325   6.88
                                                                                                           -----------
                                                                                                             4,006,000
                                                                                                           -----------
NEW JERSEY (2.97%)
  New Jersey Economic Development Auth,
   Rev Poll Control General Motors Corp Proj..................   5.350    04/01/09    A-          *1,500     1,488,630   5.39
   Rev Ref Ser J Holt Hauling Proj............................   8.500    11/01/23    BBB***      *2,500     2,574,775   8.25
  New Jersey Turnpike Auth,
   Ser 1991 C.................................................   6.500    01/01/16    AAA         *1,500     1,748,955   5.57
                                                                                                           -----------
                                                                                                             5,812,360
                                                                                                           -----------
NEW YORK (6.98%)
  New York State Dormitory Auth,
   City Univ Sys Cons Rev Ser 1995A...........................   5.625    07/01/16    BBB         *2,000     2,013,340   5.59
  New York, City of,
   GO Fiscal 1996 Ser F**.....................................   5.750    02/01/19    BBB+        *6,000     5,842,680   5.90
   GO Fiscal 1996 Ser G**.....................................   5.750    02/01/20    BBB+        *5,950     5,790,956   5.91
                                                                                                           -----------
                                                                                                            13,646,976
                                                                                                           -----------
NORTH CAROLINA (1.05%)
  North Carolina Eastern Municipal Power Agency,
   Pwr Sys Rev Ref Ser 1993B..................................   6.000    01/01/22    A-           2,000     2,064,300   5.81
                                                                                                           -----------
OHIO (0.75%)
  Student Loan Funding Corp,
   Sub Rev Ser B Cincinnati Ohio Student Loan.................   8.875    08/01/08    BBB-***      1,420     1,461,720   8.62
                                                                                                           -----------
OKLAHOMA (1.31%)
  Tulsa Municipal Airport Auth,
   Rev American Airlines Proj.................................   6.250    06/01/20    BB+         *2,500     2,556,175   6.11
                                                                                                           -----------
OREGON (2.56%)
  Oregon Health Sciences University,
   Ins Rev Cap Apprec 1995 Ser A**............................    Zero    07/01/14    AAA         *1,750       656,372   5.37
   Ins Rev Cap Apprec 1995 Ser A**............................    Zero    07/01/15    AAA         *2,220       786,546   5.39
   Ins Rev Cap Apprec 1995 Ser A**............................    Zero    07/01/16    AAA        *10,700     3,558,820   5.44
                                                                                                           -----------
                                                                                                             5,001,738
                                                                                                           -----------
PENNSYLVANIA (10.56%)
  Allegheny County Industrial Development Auth,
   Rev Ref Ser 1994A Environmental Imp USX Corp Proj..........   6.700    12/01/20    BB+          5,000     5,201,200   6.44

                       SEE NOTES TO FINANCIAL STATEMENTS.

                              FINANCIAL STATEMENTS

                    John Hancock Funds - Tax-Free Bond Fund

                                                                                                PAR VALUE                YIELD
                                                                INTEREST  MATURITY    S&P         (000'S      MARKET      AT
STATE, ISSUER, DESCRIPTION                                        RATE      DATE    RATING****   OMITTED)     VALUE     MARKET+
--------------------------                                        ----      ----    ------       --------     -----     ------
PENNSYLVANIA (CONTINUED)
  Beaver County Industrial Development Auth,
   Poll Control Rev Ref Ser A Ohio Edison Proj................   7.750%  09/01/24    BB+         $*1,400   $ 1,499,162   7.24%
  Keystone Oaks School District,
   Variable Rate Ser D........................................   7.318#  09/01/16    AAA          *2,950     3,071,687   7.03
  Philadelphia Hospitals and Higher Education Facilities Auth,
   Hosp Rev 1991 Ser A Philadelphia Protestant Home Proj......   8.625   07/01/21    BB***         2,700     2,848,203   8.18
   Hosp Rev 1992 Ser A Childrens Seashore House Proj..........   7.000   08/15/12    A-            1,250     1,351,437   6.47
  Philadelphia, City of,
   Wtr & Swr Rev 16th Ser.....................................   7.500   08/01/10    AAA           3,000     3,524,490   6.38
  Scranton-Lackawanna Health and Welfare Auth,
   Rev Ser A Allied Services Rehabilitation Hosp Proj.........   7.600   07/15/20    BBB-***       3,000     3,157,650   7.22
                                                                                                           -----------
                                                                                                            20,653,829
                                                                                                           -----------
PUERTO RICO (5.59%)
  Puerto Rico Aqueduct and Sewer Auth,
   Ref Pars & Inflos Ser 1995 Gtd by the Commonwealth of
    Puerto Rico...............................................   6.000#  07/01/11    AAA            *200       220,474   5.44
   Ref Pars & Inflos Ser 1995 Gtd by the Commonwealth of
    Puerto Rico...............................................   8.220#  07/01/11    AAA          *5,500     6,620,625   6.83
  Puerto Rico, Commonwealth of,
   GO Pub Imp Ref Inverse Floater Ser 1992A...................   7.534#  07/01/08    AAA          *2,700     3,000,375   6.78
  University of Puerto Rico,
   Univ Rev Ser M.............................................   5.250   06/01/25    AAA          *1,100     1,088,560   5.31
                                                                                                           -----------
                                                                                                            10,930,034
                                                                                                           -----------
SOUTH CAROLINA (3.28%)
  Piedmont Municipal Power Agency,
   Rev Ref South Carolina Elec Sys............................   5.375   01/01/25    AAA          *6,305     6,421,706   5.28
                                                                                                           -----------
TEXAS (9.19%)
  Dallas-Fort Worth International Airport Facility
   Improvement Corp, Rev American Airlines Inc................   7.250   11/01/30    BB+          10,250    11,083,735   6.70
  Ector County Hospital District,
   Hosp Rev 1992..............................................   7.300   04/15/12    A-            4,000     4,393,800   6.65
  El Paso International Airport,
   Rev Ref Spec Facil Marriott Corp Proj......................   7.750   03/01/12    B             1,410     1,456,192   7.50
  Harris County Industrial Development Corp,
   Marine Term & Wtr Poll Control Ref GATX Terminals Corp
   Proj.......................................................   6.625   02/01/24    BBB+          1,000     1,046,800   6.33
                                                                                                           -----------
                                                                                                            17,980,527
                                                                                                           -----------
UTAH (0.54%)
  Carbon, County of,
   Solid Waste Disposal Rev Ref Ser A East Carbon
    Development Corp..........................................   9.000   07/01/12    BBB-***       1,000     1,068,190   8.43
                                                                                                           -----------
VIRGINIA (2.52%)
  Pittsylvania County Industrial Development Auth,
   Rev Ser A Exempt Facil.....................................   7.550   01/01/19    BB***         4,500     4,923,810   6.90
                                                                                                           -----------

                       SEE NOTES TO FINANCIAL STATEMENTS.

                              FINANCIAL STATEMENTS

                    John Hancock Funds - Tax-Free Bond Fund

                                                                                                PAR VALUE                  YIELD
                                                                INTEREST  MATURITY    S&P         (000'S       MARKET       AT
STATE, ISSUER, DESCRIPTION                                        RATE      DATE    RATING****   OMITTED)      VALUE      MARKET+
--------------------------                                        ----      ----    ------       --------      -----      ------
WASHINGTON (0.53%)
  Port of Walla Walla Public Corp,
   Solid Waste Recycling Rev Ser 1995 Ponderosa Fibres Proj...   9.125%   01/01/26   BB-***     $ *1,000    $  1,035,030    8.82%
                                                                                                            ------------
                                                       TOTAL TAX EXEMPT LONG-TERM BONDS
                                                                    (Cost $190,204,887)          (105.02%)  $205,442,483
                                                                                                =========   ============

NOTES TO SCHEDULE OF INVESTMENTS
   * Securities other than short-term investments, newly added to the portfolio, during the period ended December 31, 1995.
  ** These securities having an aggregate value of $19,439,181 or 9.94% of the Fund's net asset value, have been purchased as forward commitments that is, the Fund has agreed on the trade date, to take delivery of and make payment for such securities on a delayed basis subsequent to the date of this schedule. The purchase price and interest rate of such securities is fixed at trade date, although the Fund does not earn any interest on such securities until settlement date. The Fund has instructed its Custodian Bank to segregate assets with the current value at least equal to the amount of its forward commitment. Accordingly, the market values of $5,082,809 of Savannah Hospital Auth, Rev Ref & Imp Candler Hosp Proj, 7.000%, 01-01-20, $1,136,036 of El Paso International Airport, Rev Ref Spec Facil Marriot Corp Proj, 7.750%, 03-01-12, $1,904,958 of Georgia Municipal Electric Auth, Pwr Rev Ser C, 5.700%, 01-01-19, $8,751,300 of Jacksonville Electric Auth, Elec Sys Rev 3-A, 5.250%, 10-01-28, and $3,773,899 of
     Georgia Municipal Electric Auth, Pwr Rev Ser Z, 5.500%, 01-01-20, has been segregated to cover the forward commitments.
 *** Credit Ratings are rated by Moody's Investors Services, Fitch or John
     Hancock Advisers, Inc. where Standard & Poor's ratings are not available. **** Credit ratings are unaudited.
   + The yield is not calculated in accordance with guidelines established by the U.S. Securities Exchange Commission and is unaudited. Zero coupon yields are at yield to maturity.
   # Represents rate in effect on December 31, 1995.
The percentages shown for each investment category is the total value of that category as a percentage of the net assets of the Fund.

                       SEE NOTES TO FINANCIAL STATEMENTS.

                              FINANCIAL STATEMENTS

                    John Hancock Funds - Tax-Free Bond Fund

PORTFOLIO CONCENTRATION
--------------------------------------------------------------------------------
THE TAX-FREE BOND FUND INVESTS PRIMARILY IN SECURITIES ISSUED BY THE VARIOUS STATES AND THEIR VARIOUS POLITICAL SUBDIVISIONS. THE PERFORMANCE OF THE FUND IS CLOSELY TIED TO ECONOMIC CONDITIONS WITHIN THE APPLICABLE STATES AND THE FINANCIAL CONDITION OF THE STATES AND THEIR AGENCIES AND MUNICIPALITIES. THE CONCENTRATION OF INVESTMENTS BY STATES AND CREDIT RATINGS FOR INDIVIDUAL SECURITIES HELD BY THE FUND ARE SHOWN IN THE SCHEDULE OF INVESTMENTS. IN ADDITION, THE CONCENTRATION OF INVESTMENTS CAN BE AGGREGATED BY VARIOUS SECTOR CATEGORIES.

                                                 MARKET VALUE AS A PERCENTAGE OF
SECTOR DISTRIBUTION                                   THE FUND'S NET ASSETS:
-------------------                                   ----------------------
General Obligation.............................                11.14%
Revenue Bonds - Certificate of Participation...                 2.89
Revenue Bonds - Education......................                 8.96
Revenue Bonds - Electric Power.................                17.97
Revenue Bonds - Health.........................                17.91
Revenue Bonds - Housing........................                   --
Revenue Bonds - Industrial Development Bond....                 5.95
Revenue Bonds - Other..........................                 1.78
Revenue Bonds - Pollution Control Facilities...                 9.94
Revenue Bonds - Transportation.................                20.99
Revenue Bonds - Water & Sewer..................                 7.49
                                                              ------
               TOTAL TAX-EXEMPT LONG-TERM BONDS               105.02%
                                                              ======


                       SEE NOTES TO FINANCIAL STATEMENTS.

                         NOTES TO FINANCIAL STATEMENTS

                     John Hancock Funds - Tax-Free Bond Fund


NOTE A --
ACCOUNTING POLICIES

John Hancock Tax-Free Bond Fund (the "Fund") is a diversified open-end investment management company registered under the Investment Company Act of 1940.

   The investment objective of the Fund is to obtain as high a level of interest income exempt from federal income taxes as is consistent with preservation of capital by investing primarily in municipal bonds, notes and commercial paper, the interest on which is exempt from federal income taxes.

   The Trustees have authorized the issuance of two classes of the Fund, designated as Class A and Class B. The shares of each class represent an interest in the same portfolio of investments of the Fund and have equal rights to voting, redemption, dividends and liquidation, except that certain expenses, subject to the approval of the Trustees, may be applied differently to each class of shares in accordance with current regulations of the Securities and Exchange Commission. Shareholders of a class which bears distribution/service expenses under the terms of a distribution plan, have exclusive voting rights regarding such distribution plan. Class A shares are subject to an initial sales charge of up to 4.50% and a 12b-1 distribution plan. Prior to May 15, 1995, the maximum sales charge was 4.75%. Class B shares are subject to a contingent deferred sales charge and a separate 12b-1 distribution plan. Significant accounting policies of the Fund are as follows:

VALUATION OF INVESTMENTS Securities in the Fund's portfolio are valued on the basis of market quotations, valuations provided by independent pricing services or, at fair value as determined in good faith in accordance with procedures approved by the Trustees. Short-term debt investments maturing within 60 days are valued at amortized cost which approximates market value.

JOINT REPURCHASE AGREEMENT Pursuant to an exemptive order issued by the Securities and Exchange Commission, the Fund, along with other registered investment companies having a management contract with John Hancock Advisers, Inc. (the "Adviser"), a wholly-owned subsidiary of The Berkeley Financial Group, may participate in a joint repurchase agreement. Aggregate cash balances are invested in one or more repurchase agreements, whose underlying securities are obligations of the U.S. government and/or its agencies. The Fund's custodian bank receives delivery of the underlying securities for the joint account on the Fund's behalf. The Adviser is responsible for ensuring that the agreement is fully collateralized at all times.

INVESTMENT TRANSACTIONS Investment transactions are recorded as of the date of purchase, sale or maturity. Net realized gains and losses on sales of investments are determined on the identified cost basis.

FEDERAL INCOME TAXES The Fund's policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investment, to its shareholders. Therefore, no federal income tax provision is required. For federal income tax purposes, the Fund has $12,505,428 of capital loss carryforwards available, to the extent provided by regulations, to offset future net realized capital gains. If such carryforwards are used by the Fund, no capital gain distributions will be made. The carryforwards expire as follows:
December 31, 2002 -- $7,349,795, December 31, 2003 -- $5,155,633. Expired
capital loss carryforwards are reclassified to capital paid-in, in the year of expiration.

DIVIDENDS, DISTRIBUTIONS, AND INTEREST Interest income on investment securities is recorded on the accrual basis.

   The Fund records all distributions to shareholders from net investment income and realized gains on the ex-dividend date. Such distributions are determined in conformity with income tax regulations, which may differ from generally accepted accounting principles. Dividends paid by the Fund with respect to each class of shares will be calculated in the same manner, at the same time and will be in the same amount, except for the effect of expenses that may be applied differently to each class as explained previously.

CLASS ALLOCATIONS Income, common expenses and realized and unrealized gains (losses) are determined at the Fund level and allocated daily to each class of shares based on the appropriate net assets of the respective classes. Distribution/service fees, if any, are calculated daily at the class level based on the appropriate

                         NOTES TO FINANCIAL STATEMENTS

                     John Hancock Funds - Tax-Free Bond Fund


net assets of each class and the specific expense rate(s) applicable of each class.

FINANCIAL FUTURES CONTRACTS The Fund may buy and sell financial futures contracts to hedge against the effects of fluctuations in interest rates and other market conditions. At the time the Fund enters into a financial futures contract, it is required to deposit with its custodian a specified amount of cash or U.S. government securities, known as "initial margin", equal to a certain percentage of the value of the financial futures contract being traded. Each day, the futures contract is valued at the official settlement price of the board of trade or U.S. commodities exchange. Subsequent payments, known as "variation margin", to and from the broker are made on a daily basis as the market price of the financial futures contract fluctuates. Daily variation margin adjustments, arising from this "mark to market", are recorded by the Fund as unrealized gains or losses.

   When the contracts are closed, the Fund recognizes a gain or loss. Risks of entering into futures contracts include the possibility that there may be an illiquid market and/or that a change in the value of the contract may not correlate with changes in the value of the underlying securities. In addition, the Fund could be prevented from opening, or realizing the benefits of closing out, futures positions because of position limits or limits on daily price fluctuations imposed by an exchange.

   For federal income tax purposes, the amount, character and timing of the Fund's gains and/or losses can be affected as a result of futures transactions.

   At December 31, 1995, open positions in financial futures contracts were as follows:

                                                                  UNREALIZED
EXPIRATION           OPEN CONTRACTS          POSITION            DEPRECIATION
----------           --------------          --------            ------------
MARCH 1996         75 MUNI BOND INDEX          SHORT              ($262,500)
                                                                  =========

   At December 31, 1995, the Fund has deposited in a segregated account $895,000 par value of Clark County, Nevada Industrial Development Revenue Bond, 6.50%, 12/01/33 to cover margin requirements on open financial futures contracts.

PREMIUM AND DISCOUNT For tax-exempt issues, the Fund amortizes the amount paid in excess of par value on securities purchased from either the date of purchase or date of issue to date of sale, maturity or to next call date, if applicable. The Fund accretes original issue discount from par value on securities purchased from either the date of issue or the date of purchase over the life of the security, as required by the Internal Revenue Code. The Fund records market discount on bonds purchased after April 30, 1993 at the time of disposition.

NOTE B --
MANAGEMENT FEE AND TRANSACTIONS WITH
AFFILIATES AND OTHERS

Under the present investment management contract, the Fund pays a monthly management fee to the Adviser for a continuous investment program at an annual rate of 0.55% of the Fund's average daily net asset value.

   In the event normal operating expenses of the Fund, exclusive of certain expenses prescribed by state law, are in excess of the most restrictive state limit where the Fund is registered to sell shares, the fee payable to the Adviser will be reduced to the extent of such excess, and the Adviser will make additional arrangements necessary to eliminate any remaining excess expenses. The current limits are 2.5% of the first $30,000,000 of the Fund's average daily net asset value, 2.0% of the next $70,000,000, and 1.5% of the remaining average daily net asset value.

   The Adviser has agreed to limit Fund expenses, including the management fee (but not including the 12b-1 fee), to 0.70% of the Fund's average daily net assets. Accordingly, the reduction in the Adviser's fee amounted to $208,207 for the period ended December 31, 1995. This reduction may be discontinued at any time. Furthermore, $24,419 of custodian fees have been reduced by balance credits applied during the period ended December 31, 1995.

   The Fund has a distribution agreement with John Hancock Funds, Inc. ("JH Funds"), a wholly-owned subsidiary of the Adviser. For the period ended December 31, 1995, JH Funds received net sales charges

                         NOTES TO FINANCIAL STATEMENTS

                     John Hancock Funds - Tax-Free Bond Fund


on sales of Class A shares of the Fund in the amount of $158,248. Out of this amount, $14,871 was retained and used for printing prospectuses, advertising, sales literature and other purposes, $68,756 was paid as sales commissions and service fees to unrelated broker-dealers and $74,621 was paid as sales commissions and service fees to sales personnel of John Hancock Distributors, Inc. ("Distributors"), Tucker Anthony, Incorporated ("Tucker Anthony") and Sutro & Co., Inc. ("Sutro"), all of which are broker-dealers. The Adviser's indirect parent, John Hancock Mutual Life Insurance Company, is the indirect sole shareholder of Distributors and John Hancock Freedom Securities Corporation and its subsidiaries, which include Tucker Anthony and Sutro.

   Class B shares which are redeemed within six years of purchase will be subject to a contingent deferred sales charge ("CDSC") at declining rates beginning at 5.0% of the lesser of the current market value at the time of redemption or the original purchase cost of the shares being redeemed. Proceeds from CDSC are paid to JH Funds and are used in whole or in part to defray its expenses related to providing distribution related services to the Fund in connection with the sale of Class B shares. For the period ended December 31, 1995, contingent deferred sales charges received by JH Funds amounted to $222,466.

   In addition, to reimburse JH Funds for the services it provides as distributor of shares of the Fund, the Fund has adopted Distribution Plans with respect to Class A and Class B shares pursuant to Rule 12b-1 under the Investment Company Act of 1940. Accordingly, the Fund will make payments to JH Funds for distribution and service expenses at an annual rate not to exceed 0.15% of Class A average daily net assets and 0.90% of Class B average daily net assets to reimburse JH Funds for its distribution and service costs. Up to a maximum of 0.15% of these payments may be service fees as defined by the amended Rules of Fair Practice of the National Association of Securities Dealers. Under the amended Rules of Fair Practice, curtailment of a portion of the Fund's 12b-1 payments could occur under certain circumstances.

   The Board of Trustees approved a shareholder servicing agreement between the Fund and John Hancock Investor Services Corporation ("Investor Services"), a wholly-owned subsidiary of The Berkeley Financial Group, for the period between December 22, 1994 and May 12, 1995, inclusive under which Investor Services processed telephone transactions on behalf of the Fund. For the period May 15, 1995 through September 30, 1995, the Fund entered into a full service transfer agent agreement with Investor Services whereby Class A and Class B shares paid transfer agent fees based on the number of shareholder accounts and certain out-of-pocket expenses. Prior to May 15, 1995 The Shareholder Services Group was the transfer agent. Effective October 1, 1995 transfer agent expense is a fund expense.

   Messrs. Edward J. Boudreau, Jr. and Richard S. Scipione are directors and/or officers of the Adviser, and/or its affiliates as well as Trustees of the Fund. The compensation of unaffiliated Trustees is borne by the Fund.

   Effective with the fees paid for 1995, the unaffiliated Trustees may elect to defer for tax purposes their receipt of this compensation under the John Hancock Group of Funds Deferred Compensation Plan. The Fund makes investments into other John Hancock funds, as applicable, to cover its liability with regard to the deferred compensation. Investments to cover the Fund's deferred compensation liability are recorded on the Fund's books as an other asset. The deferred compensation liability is marked to market on a periodic basis and income earned by the investment is recorded on the Fund's books.

   The Fund has an independent advisory board composed of certain members of the former Transamerica Board of Trustees who provide advice to the current Trustees in order to facilitate a smooth management transition. The Fund pays the advisory board and its counsel a fee.

NOTE C --
INVESTMENT TRANSACTIONS

Purchases and proceeds from sales of securities, other than obligations of the U.S. government and its agencies and short-term securities, during the period ended December 31, 1995, aggregated $211,980,373 and $211,965,175, respectively. There were no purchases or sales of long-term obligations of the U.S. government and its agencies during the period ended December 31, 1995.

                         NOTES TO FINANCIAL STATEMENTS

                     John Hancock Funds - Tax-Free Bond Fund

   The cost of investments owned at December 31, 1995 for Federal income tax purposes was $190,204,887. Gross unrealized appreciation and depreciation of investments aggregated $15,264,006 and $26,410, respectively, resulting in net unrealized appreciation of $15,237,596.

NOTE D --
RECLASSIFICATION OF CAPITAL ACCOUNTS

During the year ended December 31, 1995, the Fund has reclassified $80,005 from undistributed net investment income and $63,964 from accumulated net realized loss on investments and financial futures contracts to capital paid-in. This represents the cumulative amounts necessary to report these balances on a tax basis, excluding certain temporary differences, as of December 31, 1995. Additional adjustments may be needed in subsequent reporting periods. These reclassifications, which have no impact on the net asset value of the Fund, are primarily attributable to certain differences in the computation of distributable income and capital gains under federal tax rules versus generally accepted accounting principles.

PLAN OF REORGANIZATION

On November 28, 1995, the Board of Trustees of the Fund approved a plan of reorganization between the Fund and the John Hancock Tax-Exempt Income Fund ("Income Fund") providing for the transfer of substantially all of the assets and liabilities of the Income Fund to the Fund in exchange solely for Class A and Class B shares of the Fund to be distributed to Income Fund's Class A and Class B shareholders, respectively.

                     John Hancock Funds - Tax-Free Bond Fund

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS

To the Board of Trustees and Shareholders of John Hancock Tax-Free Bond Fund

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of the John Hancock Tax-Free Bond (the "Fund"), as of December 31, 1995, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1995, by correspondence with the custodian and brokers, or other appropriate auditing procedures when replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the John Hancock Tax-Free Bond Fund at December 31, 1995, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with generally accepted accounting principles.

                                                /s/ Ernst & Young LLP
                                                ---------------------
                                                Ernst & Young LLP


Boston, Massachusetts
January 31, 1996

TAX INFORMATION NOTICE (UNAUDITED)

For Federal Income Tax purposes, the following information is furnished with respect to the distributions of the Fund for its fiscal year ended December 31, 1995.

   For specific information on exemption provisions in your state, consult your local state tax office or your tax adviser.

   Income dividends are 98.8% tax-exempt. Approximately 20% of the 1995 income dividends are subject to the alternative minimum tax. None of the income was derived from U.S. Treasury obligations, or qualify for the corporate dividends received deductions.

                                     NOTES

                     John Hancock Funds - Tax-Free Bond Fund

[LOGO] JOHN HANCOCK FUNDS                                           Bulk Rate
A GLOBAL INVESTMENT MANAGEMENT FIRM                                U.S. Postage
101 Huntington Avenue Boston, MA 02199-7603                            PAID
                                                                   Brockton, MA
                                                                  Permit No. 582


[A 1/2" x 1/2" John Hancock Funds logo in upper left hand corner of the page. A box sectioned in quadrants with a triangle in upper left, a circle in upper right, a cube in lower left and a diamond in lower right. A tag line below reads "A Global Investment Management Firm."]


--------------------------------------------------------------------------------

   This report is for the information of shareholders of the John Hancock Tax-Free Bond Fund. It may be used as sales literature when preceded or accompanied by the current prospectus, which details charges, investment objectives and operating policies.


[A recycled logo in lower left hand corner with caption "Printed on Recycled Paper."]

                                  JOHN HANCOCK
                             TAX-EXEMPT INCOME FUND

                           CLASS A AND CLASS B SHARES
                      STATEMENT OF ADDITIONAL INFORMATION
                                  MAY 1, 1995

     This Statement of Additional Information provides information about John Hancock Tax-Exempt Income Fund (the "Fund") in addition to the information that is contained in the Fund's Class A and Class B Prospectus (the "Prospectus"), dated May 1, 1995.
     This Statement of Additional Information is not a prospectus. It should be read in conjunction with the Fund's Prospectus, a copy of which can be obtained free of charge by writing or telephoning:

                   John Hancock Investor Services Corporation
                                 P.O. Box 9116
                        Boston, Massachusetts 02205-9116
                                 1-800-225-5291

                               TABLE OF CONTENTS
                                                                   Statement of
                                                                     Additional
                                                                    Information
                                                                           Page
ORGANIZATION OF THE FUND                                                     2
INVESTMENT OBJECTIVE AND POLICIES                                            2
CERTAIN INVESTMENT PRACTICES                                                 5
INVESTMENT RESTRICTIONS                                                      9
THOSE RESPONSIBLE FOR MANAGEMENT                                             13
INVESTMENT ADVISORY AND OTHER SERVICES                                       20
DISTRIBUTION CONTRACT                                                        22
NET ASSET VALUE                                                              24
INITIAL SALES CHARGE ON CLASS A SHARES                                       24
DEFERRED SALES CHARGE ON CLASS B SHARES                                      26
SPECIAL REDEMPTIONS                                                          26
ADDITIONAL SERVICES AND PROGRAMS                                             27
DESCRIPTION OF THE FUND'S SHARES                                             28
TAX STATUS                                                                   29
CALCULATION OF PERFORMANCE                                                   32
BROKERAGE ALLOCATION                                                         34
TRANSFER AGENT SERVICES                                                      36
CUSTODY OF PORTFOLIO                                                         36
INDEPENDENT AUDITORS                                                         36
APPENDIX A                                                                   37
FINANCIAL STATEMENTS

ORGANIZATION OF THE FUND

     John Hancock Tax-Exempt Income Fund (the "Fund") is a diversified, open-end management investment company organized in 1976 by John Hancock Advisers, Inc. (the "Adviser") as a Massachusetts business trust under the laws of The Commonwealth of Massachusetts. The Adviser is an indirect wholly-owned subsidiary of John Hancock Mutual Life Insurance Company (the "Life Insurance Company"), a Massachusetts life insurance company chartered in 1862, with national headquarters at John Hancock Place, Boston, Massachusetts. Prior to May 1, 1991, the Fund was known as "John Hancock Tax-Exempt Income Trust."


INVESTMENT OBJECTIVE AND POLICIES

        The investment objective of the Fund is to provide its shareholders with as high a level of dividend income exempt from Federal income tax as is consistent with preservation of capital and the Fund's requirements for liquidity. The Fund will seek to achieve its objective by investing in a diversified portfolio of municipal bonds and other securities (including certain industrial development or private activity bonds), the interest on which is, at the time of issue, excludable from gross income for Federal income tax purposes in the opinion of bond counsel to the issuer (all of which are commonly known as "Tax-Exempt Bonds"). The type of securities the Fund invests in are described in the Prospectus.

     Subsequent to its purchase by the Fund, an issue of Tax-Exempt Bonds may cease to be rated or its rating may be reduced below the minimum required for purchase by the Fund. Neither event will require the elimination of the issue from the Fund's portfolio, but the change may affect the Fund's ability to buy additional Tax-Exempt Bonds within categories restricted by the limitations referred to in the Prospectus and will be analyzed by the Fund in determining whether it should continue to hold the issue. If at any time the nature of the ratings utilized by Moody's Investors Service Inc. ("Moody's"), Standard & Poor's Ratings Group ("Standard and Poor's") or Fitch Investors Services, Inc. ("Fitch") should no longer be comparable to the description of ratings included in Appendix A to the Prospectus, the Fund will attempt to use ratings comparable to those described in Appendix A as standards for making investments in Tax-Exempt Bonds in accordance with its investment objective.

     Securities will be purchased and sold principally in response to the Fund's current evaluation of an issuer's ability to meet its debt obligations in the future and the Fund's current assessment of future changes in the levels of interest rates on Tax-Exempt Bonds of varying maturities. In some instances, the sale of a portfolio security could result in a capital loss to the Fund.

When-Issued Securities. Newly issued Tax-Exempt Bonds may be purchased by the Fund on a "when-issued" basis, which means that the bonds are not delivered until a future date that may be as many as 45 days after the Fund has agreed to purchase the Bonds. Until delivery, the Fund does not pay for Tax-Exempt Bonds purchased on a "when-issued" basis and does not start earning interest on them, but the Fund is committed to pay for the Bonds on a fixed date at a fixed price. During the period before the delivery of the Bonds, the Fund could have unrealized gains or losses if the Bonds' market value increased or decreased relative to the agreed-upon purchase price. The Fund does not intend to make when-issued commitments for speculative purposes but only to accomplish the investment objective of the Fund as set forth above. On the date the Fund enters into an agreement to purchase Tax-Exempt Bonds on a when-issued basis, the Fund segregates in a separate account cash or liquid high grade debt securities equal in value to the when-issued commitment. These assets will be valued daily at market, and additional cash or securities will be segregated in a separate account to the extent that the total value of the assets in the account declines below the amount of the when-issued commitment.

     In general, Tax-Exempt Bonds are debt obligations issued by states, territories and possessions of the United States, the District of Columbia and their political subdivisions, agencies and instrumentalities.

     Tax-Exempt Bonds are issued to obtain funds for various public purposes, including the construction of bridges, highways, housing, hospitals, mass transportation, schools, streets, and water and sewer works. Other public purposes for which Tax-Exempt Bonds may be issued include the refunding of outstanding obligations, obtaining funds for general operating expenses, obtaining funds to loan to other public institutions and facilities and in anticipation of the receipt of revenue or the issuance of other obligations. In addition, the term Tax-Exempt Bonds includes certain types of private activity bonds, including industrial development bonds, issued by public authorities to obtain funds to provide privately-operated housing facilities, sports facilities, convention or trade show facilities, airport, mass transit, port or parking facilities, air or water pollution control facilities and certain facilities for water supply, gas, electricity or sewage or solid waste disposal. Other types of industrial development bonds, the proceeds of which are used for the acquisition, construction, reconstruction, or improvement of or to provide equipment for privately-operated industrial or commercial facilities, may qualify as Tax-Exempt Bonds, although current Federal tax laws place substantial limitations on the size of such issues. Federal tax legislation enacted in the 1980's placed substantial new restrictions on the issuance of the bonds described above and in some cases eliminated the ability of state or local governments to issue Tax-Exempt Bonds for some of the above purposes. Such restrictions do not affect the Federal income tax treatment of Tax-Exempt Bonds in which the Fund may invest which were issued prior to the effective dates of the provisions imposing such restrictions. The effect of these restrictions may be to reduce the volume of newly issued Tax-Exempt Bonds.

     Obligations of issuers of Tax-Exempt Bonds are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Act, and laws, if any, which may be enacted by Congress or state legislatures extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of such obligations. There is also the possibility that as a result of litigation or other conditions the power or ability of any one or more issuers to pay when due, principal of and interest on, their Tax-Exempt Bonds, may be affected.

     Tax-Exempt Bonds may be either "general obligation" bonds or "revenue" bonds. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. The taxes or special assessments that can be levied for the payment of debt service may be limited or unlimited as to rate or amount. Revenue bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source. Private Activity bonds which are Tax-Exempt Bonds are in most cases revenue bonds and do not generally constitute the pledge of the credit or taxing power of the issuer of such bonds. The credit quality of such Tax-Exempt Bonds is usually directly related to the credit standing of the user of the facilities. Private activity bonds may be backed by bank letters of credit or by guarantees of banks or other institutions, which may be called upon by the holders of the underlying obligations in the event of the issuer's default.

     There are three major classes of short-term Tax-Exempt debt instruments. The names used to designate these loans are "bond anticipation notes," "tax anticipation notes," and "revenue anticipation notes". Bond anticipation notes are issued as interim debt instruments in anticipation of funding through longer term bond financing. Tax anticipation notes are issued against and are repayable from tax collections. Revenue anticipation notes are issued against and repayable from the receipt of a specific future revenue or are general obligations of the issuer.

     The yields on Tax-Exempt Bonds are dependent on a variety of factors, including general money market conditions, supply and demand, general conditions of the Tax-Exempt Bond market, the size of a particular offering, the maturity of the obligation and the rating of the issuer. The ratings of Moody's, Standard and Poor's and Fitch represent their opinions as to the quality of the Tax-Exempt Bonds which they undertake to rate. It should be emphasized, however, that such ratings are general and are not absolute standards of quality. Consequently, Tax-Exempt Bonds with the same maturity, coupon and rating may have different yields when purchased in the open market, while Tax-Exempt Bonds of the same maturity and coupon with different ratings may have the same yield.

     Generally, however, higher quality Tax-Exempt Bonds produce lower yields, but are more readily marketable. To protect shareholders' capital under adverse market conditions, the Fund from time to time may deem it prudent to purchase higher quality Tax-Exempt Bonds or taxable short-term investments with a resultant decrease in yield or increase in the proportion of dividend income taxable to shareholders.

     From time to time, proposals have been introduced before Congress which would further restrict the issuance of Tax-Exempt Bonds or adversely affect the Federal income tax consequences of holding such bonds. Similar proposals may be introduced in the future. It is not possible to determine the effect on the availability of Tax-Exempt Bonds for investment by the Fund, the value of the Fund's portfolio if such proposals were enacted, or the Federal income tax consequences to the Fund's shareholders.

     The Internal Revenue Code affects the excludable nature of interest on "private activity bonds" and industrial development bonds received by "substantial users" of facilities financed by such bonds or by "related persons" of such substantial users. Any person who is such a substantial user or related person should consult his own tax adviser before purchasing shares of the Fund.

     While the investment objective of the Fund is to earn a high level of Tax-Exempt interest income, the Fund may temporarily hold cash or invest a portion of its assets in short-term taxable investments, the interest on which is subject to Federal income tax. Short-term taxable investments include securities such as: (1) U.S. Treasury notes, bills, and bonds; (2) obligations of agencies and instrumentalities of the United States government; and (3) money market instruments, such as domestic bank certificates of deposit, finance company and other corporate commercial paper, repurchase agreements and bankers' acceptances. Occasions for acquiring short-term taxable investments may arise as a result of market conditions adverse to investments in Tax-Exempt Bonds or delays in investing the proceeds of sales of Fund shares or sales of portfolio securities. In addition, the Fund may acquire short-term taxable investments to be in a position to meet cash requirements for Fund expenses or for the redemption of shares by Fund shareholders, and thus avoid the necessity of liquidating long-term portfolio investments. It is not expected that the portion of the Fund's total assets consisting of short-term taxable investments will exceed 15%.


CERTAIN INVESTMENT PRACTICES

Repurchase Agreements. A repurchase agreement is a contract under which the Fund would acquire a security for a relatively short period (usually not more than 7 days) subject to the obligation of the seller to repurchase and the Fund to resell such security at a fixed time and price (representing the Fund's cost plus interest). The Fund will enter into repurchase agreements only with member banks of the Federal Reserve System and with "primary dealers" in U.S. Government securities. The Adviser will continuously monitor the creditworthiness of the parties with whom the Fund enters into repurchase agreements. The Fund has established a procedure providing that the securities serving as collateral for each repurchase agreement must be delivered to the Fund's custodian either physically or in book-entry form and that the collateral must be marked to market daily to ensure that each repurchase agreement is fully collateralized at all times. In the event of bankruptcy or other default by a seller of a repurchase agreement, the Fund could experience delays in liquidating the underlying securities and could experience losses, including the possible decline in the value of the underlying securities during the period while the Fund seeks to enforce its rights thereto, possible subnormal levels of income and lack of access to income during this period, and expense of enforcing its rights.

Municipal Lease Obligations. A municipal lease is an obligation in the form of a lease or installment purchase which is issued by a state or local government to acquire equipment and facilities. Income from such obligations is generally exempt from state and local taxes in the state of issuance. Municipal leases frequently involve special risks not normally associated with general obligation or revenue bonds. Leases and installment purchase or conditional sale contracts (which normally provide for title to the leased asset to pass eventually to the governmental issuer) have evolved as a means for governmental issuers to acquire property and equipment without meeting the constitutional and statutory requirements for the issuance of debt. The debt issuance limitations are deemed to be inapplicable because of the inclusion in many leases or contracts of "non-appropriation" clauses that relieve the governmental issuer of any obligation to make future payments under the lease or contract unless funds are appropriated for such purpose by the appropriate legislative body on a yearly or other periodic basis. In addition, such leases or contracts may be subject to the temporary abatement of payments in the event the issuer is prevented from maintaining occupancy of the leased premises or utilizing the leased equipment. Although the obligations may be secured by the leased equipment or facilities, the disposition of the property in the event of non appropriation or foreclosure might prove difficult, time consuming and costly, and result in an unsatisfactory or delayed repayment of the Fund's original investment.

     Certain municipal lease obligations may be deemed illiquid for the purpose of the Fund's 15% limitation on investments in illiquid securities. Other municipal lease obligations acquired by the Fund may be determined by the Adviser, pursuant to guidelines adopted by the Trustees of the Fund, to be liquid securities for the purpose of such limitation. In determining the liquidity of municipal lease obligations, the Adviser will consider a variety of factors including: (1) the willingness of dealers to bid for the security; (2) the number of dealers willing to purchase or sell the obligation and the number of other potential buyers; (3) the frequency of trades or quotes for the obligation; and (4) the nature of marketplace trades. In addition, the Adviser will consider factors unique to particular lease obligations affecting the marketability thereof. These include the general creditworthiness of the issuer, the importance to the issuer of the property covered by the lease and the likelihood that the marketability of the obligation will be maintained throughout the time the obligation is held by the Fund.

Financial Futures Contracts. The Fund may hedge its portfolio by selling financial futures contracts to offset the effect of expected increases in interest rates and by purchasing such futures contracts as an offset against the effect of expected declines in interest rates. Although other techniques could be used to reduce the Fund's exposure to interest rate fluctuations, the Fund may be able to hedge its exposure more effectively and perhaps at a lower cost by using financial futures contracts. The Fund may enter into financial futures contracts for hedging and speculative purposes to the extent permitted by regulations of the Commodity Futures Trading Commission ("CFTC").

     In general, the sale of a financial futures contract creates an obligation of the Fund, as seller, to deliver the specific type of instrument called for in the contract or the cash value of a securities index at a specified future time in exchange for receipt of a specified price. The purchase of a financial futures contract creates an obligation of the Fund, as purchaser, to take delivery of the specific type of instrument or the cash value of a securities index at a specified future time in exchange for payment of a specified price.

     Financial futures contracts have been designed by boards of trade which have been designated "contract markets" by the CFTC. Futures contracts are traded on these markets in a manner that is similar to the way a stock is traded on a stock exchange. The boards of trade, through their clearing corporations, guarantee that the contracts will be performed. Currently, financial futures contracts are based on interest rate instruments such as long-term U.S. Treasury bonds, U.S. Treasury notes, Government National Mortgage Association ("GNMA") modified pass-through mortgage-backed securities, three-month U.S. Treasury bills, 90-day commercial paper, bank certificates of deposit and Eurodollar certificates of deposit and The Municipal Bond Buyer Index. It is expected that if other financial futures contracts are developed and traded the Fund may engage in transactions in such contracts.

     Although some financial futures contracts by their terms call for actual delivery or acceptance of financial instruments, in most cases the contracts are closed out prior to delivery by offsetting purchases or sales of matching financial futures contracts (same exchange, underlying security and delivery month). Other financial futures contracts, such as futures contracts on securities indices, by their terms call for cash settlements. If the offsetting purchase price is less than the Fund's original sale price, the Fund realizes a gain, or if it is more, the Fund realizes a loss. Conversely, if the offsetting sale price is more than the Fund's original purchase price, the Fund realizes a gain, or if it is less, the Fund realizes a loss. The transaction costs must also be included in these calculations. The Fund will pay a commission in connection with each purchase or sale of financial futures contracts, including a closing out transaction. For a discussion of the Federal income tax considerations of trading in financial futures contracts, see the information under the caption "Tax Status" below.

     At the time the Fund enters into a financial futures contract, it is required to deposit with its custodian a specified amount of cash or U.S. government securities, known as "initial margin," ranging upward from 1.1% of the value of the financial futures contract being traded. The margin required for a financial futures contract is set by the board of trade or exchange on which the contract is traded and may be modified during the term of the contract. The initial margin is in the nature of a performance bond or good faith deposit on the financial futures contract which is returned to the Fund upon termination of the contract, assuming all contractual obligations have been satisfied. The Fund expects to earn interest income on its initial margin deposits. Each day, the futures contract is valued at the official settlement price of the board of trade or exchange on which it is traded. Subsequent payments, known as "variation margin," to and from the broker are made on a daily basis as the market price of the financial futures contract fluctuates. This process is known as "mark to market." Variation margin does not represent a borrowing or lending by the Fund but is instead settlement between the Fund and the broker of the amount one would owe the other if the financial futures contract expired. In computing net asset value, the Fund will mark to market its open financial futures positions.

     Successful hedging depends on a strong correlation between the market for the underlying securities and the futures contract market for those securities. There are several factors that will probably prevent this correlation from being a perfect one, and even a correct forecast of general interest rate trends may not result in a successful hedging transaction. There are significant differences between the securities and futures markets which could create an imperfect correlation between the markets and which could affect the success of a given hedge. The degree of imperfection of correlation depends on circumstances such as: variations in speculative market demand for financial futures and debt securities, including technical influences in futures trading and differences between the financial instruments being hedged and the instruments underlying the standard financial futures contracts available for trading in such respects as interest rate levels, maturities, and creditworthiness of issuers. The degree of imperfection may be increased where the underlying debt securities are lower-rated and, thus, subject to greater fluctuation in price than higher-rated securities.

     A decision as to whether, when and how to hedge involves the exercise of skill and judgment, and even a well-conceived hedge may be unsuccessful to some degree because of market behavior or unexpected interest rate trends. The Fund will bear the risk that the price of the securities being hedged will not move in complete correlation with the price of the futures contracts used as a hedging instrument. Although the Adviser believes that the use of financial futures contracts will benefit the Fund, an incorrect prediction could result in a loss on both the hedged securities in the Fund's portfolio and the hedging vehicle so that the Fund's return might have been better had hedging not been attempted. However, in the absence of the ability to hedge, the Adviser might have taken portfolio actions in anticipation of the same market movements with similar investment results but, presumably, at greater transaction costs. The low margin deposits required for futures transactions permit an extremely high degree of leverage. A relatively small movement in a futures contract may result in losses or gains in excess of the amount invested.

     Futures exchanges may limit the amount of fluctuation permitted in certain futures contract prices during a single trading day. The daily limit establishes the maximum amount the price of a futures contract may vary either up or down from the previous day's settlement price at the end of the current trading session. Once the daily limit has been reached in a futures contract subject to the limit, no more trades may be made on that day at a price beyond that limit. The daily limit governs only price movements during a particular trading day and, therefore, does not limit potential losses because the limit may work to prevent the liquidation of unfavorable positions. For example, futures prices have occasionally moved to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of positions and subjecting some holders of futures contracts to substantial losses.

     Finally, although the Fund engages in financial futures transactions only on boards of trade or exchanges where there appears to be an adequate secondary market, there is no assurance that a liquid market will exist for a particular futures contract at any given time. The liquidity of the market depends on participants closing out contracts rather than making or taking delivery. In the event participants decide to make or take delivery, liquidity in the market could be reduced. In addition, the Fund could be prevented from executing a buy or sell order at a specified price or closing out a position due to limits on open positions or daily price fluctuation limits imposed by the exchanges or boards of trade. If the Fund cannot close out a position, it will be required to continue to meet margin requirements until the position is closed.

Options on Financial Futures Contracts. The Fund may purchase and write call and put options on financial futures contracts. An option on a futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract at a specified exercise price at any time during the period of the option. Upon exercise, the writer of the option delivers the futures contract to the holder at the exercise price. The Fund would be required to deposit with its custodian initial and variation margin with respect to put and call options on futures contracts written by it. Options on futures contracts involve risks similar to the risks relating to transactions in financial futures contracts. Also, an option purchased by the Fund may expire worthless, in which case the Fund would lose the premium paid for that option.

Other Considerations. The Fund will engage in futures transactions for bona fide hedging or speculative purposes to the extent permitted by CFTC regulations. The Fund will determine that the price fluctuations in the futures contracts and options on futures used for hedging purposes are substantially related to price fluctuations in securities held by the Fund or which it expects to purchase. Except as stated below, the Fund's futures transactions will be entered into for traditional hedging purposes -- i.e., futures contracts will be sold to protect against a decline in the price of securities that the Fund owns, or futures contracts will be purchased to protect the Fund against an increase in the price of securities it intends to purchase. As evidence of this hedging intent, the

Fund expects that on 75% or more of the occasions on which it takes a long futures or option position (involving the purchase of futures contracts), the Fund will have purchased, or will be in the process of purchasing, equivalent amounts of related securities in the cash market at the time when the futures or, option position is closed out. However, in particular cases, when it is economically advantageous for a Fund to do so, a long futures position may be terminated or an option may expire without the corresponding purchase of securities.

     As an alternative to literal compliance with the bona fide hedging definition, a CFTC regulation permits the Fund to elect to comply with a different test, under which the aggregate initial margin and premiums required to establish speculative positions in futures contracts and options on futures will not exceed 5% of the net asset value of the Fund's portfolio, after taking into account unrealized profits and losses on any such positions and excluding the amount by which such options were in-the-money at the time of purchase. The Fund will engage in transactions in futures contracts only to the extent such transactions are consistent with the requirements of the Internal Revenue Code for maintaining its qualification as a regulated investment company for Federal income tax purposes.

     The Fund's investment objective and the investment policies and practices described above are not fundamental (except where noted) and may be changed by the Trustees without shareholder approval.

     When the fund purchases a financial futures contract, or writes a put option or purchases a call option thereon, cash and high grade liquid debt securities will be deposited in a segregated account with the Fund's custodian in an amount that together with the amount of initial and variation margin held in the account of its broker, equals the market value of the futures contract.


INVESTMENT RESTRICTIONS

Fundamental Investment Restrictions:

The following investment restrictions will not be changed without approval of a majority of outstanding voting securities which, as used in the Prospectus and the Statement of Additional Information, means approval of the lesser of (1) the holders of 67% or more of the shares represented at a meeting if the holders of more than 50% of the outstanding shares are present in person or by proxy or (2) the holders of more than 50% of the outstanding shares.

         The Fund observes the following fundamental investment restrictions.

         The Fund may not:

(1) Issue senior securities, except as permitted by paragraphs (2) and (7) below. For purposes of this restriction, the issuance of shares of beneficial interest in multiple classes or series, the purchase or sale of options, futures contracts and options on futures contracts, forward commitments, and repurchase agreements entered into in accordance with the Fund's investment policies, and the pledge, mortgage or hypothecation of the Fund's assets within the meaning of paragraph (3) below are not deemed to be senior securities.

(2) Borrow money, except from banks as a temporary measure where such borrowings would not exceed 5% of the market value of the Fund's total assets at the time each such borrowing is made.

(3) Pledge, mortgage, or hypothecate its assets, except to secure indebtedness permitted by paragraph (2) above and then only if such pledging, mortgaging or hypothecating does not exceed 10% of the Fund's total assets taken at cost.

(4) Act as an underwriter, except to the extent that, in connection with the disposition of portfolio investments, the Fund may be deemed to be an underwriter for purposes of the Securities Act of 1933. The Fund may also participate as part of a group in bidding for the purchase of Tax-Exempt Bonds directly from an issuer in order to take advantage of the lower purchase price available to members of such groups.

(5) Purchase real estate or any interest therein, but this restriction shall not prevent the Fund from investing in Tax-Exempt Bonds secured by real estate or interests therein.

(6) Make loans, except that the Fund (1) may lend portfolio securities in accordance with the Fund's investment policies in an amount up to 33 1/3% of the Fund's total assets taken at market value, (2) enter into repurchase agreements, and (3) purchase all or a portion of an issue of debt securities, bank loan participation interests, bank certificates of deposit, bankers' acceptances, debentures or other securities, whether or not the purchase is made upon the original issuance of the securities.

(7) Purchase or sell commodities or commodity contracts or puts, calls or combinations of both, except options on securities, securities indices, currency and other financial instruments, futures contracts on securities, securities indices, currency and other financial instruments and options on such futures contracts, forward commitments, interest rate swaps, caps and floors, securities index put or call warrants and repurchase agreements entered into in accordance with the Fund's investment policies.

(8) Purchase any security (other than securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and repurchase agreements collateralized by such securities) if, as a result: (a) more than 5% of its total assets would be invested in the securities of any one issuer, or (b) the Fund would own more than 10% of the voting securities of any one issuer. For purposes of this paragraph 8, each governmental unit (state, county, city, for example) and each subdivision, agency or instrumentality thereof and each multi-member agency of which any of them is a member shall be considered a separate issuer.

(9) Purchase securities of an issuer conducting its principal activity in any particular industry if immediately after such purchase the value of the Fund's investments in all issuers in this industry would exceed 25% of its total assets taken at market value. (Tax-Exempt Bonds and securities issued or guaranteed by the United States government and its agencies and instrumentalities are not subject to this limitation.)

(10) Purchase securities other than Tax-Exempt Bonds and short-term taxable investments, as those terms are defined in this Statement of Additional Information.

Non fundamental Investment Restrictions

The following restrictions are designated as non fundamental and may be changed by the Trustees without shareholder approval.

         The Fund may not:

(a) Participate on a joint-and-several basis in any securities trading account. The "bunching" of orders for the sale or purchase of marketable portfolio securities with other accounts under the management of the Adviser to save commissions or to average prices among them and the participation of the Fund as a part of a group bidding for the purchase of Tax-Exempt Bonds as permitted by fundamental investment restriction No. 4 are not deemed to result in a securities trading account.

(b) Purchase securities on margin or make short sales unless by virtue of its ownership of other securities, the Fund has the right to obtain securities equivalent in kind and amount to the securities sold and, if the right is conditional, the sale is made upon the same conditions, except that the Fund may obtain such short-term credits as may be necessary for the clearance of purchases and sales of securities.

(c) Purchase a security if, as a result, (i) more than 10% of the Fund's total assets would be invested in securities of closed-end investment companies, (ii) such purchase would result in more than 3% of the total outstanding voting securities of any one such closed-end investment company being held by the Fund, or (iii) more than 5% of the Fund's total assets would be invested in any one such closed-end investment company. The Fund will not purchase the securities of any open-end investment company, except in a merger, consolidation or other reorganization.

(d) Purchase securities of any issuer which, together with any predecessor, has a record of less than three years' continuous operations prior to the purchase if such purchase would cause investments of the Fund in all such issuers to exceed 5% of the value of the total assets of the Fund. (This limitation does not apply to securities that are issued or guaranteed by the United States government and its agencies or instrumentalities or that are secured by the pledge of the faith, credit and taxing power of any entity authorized to issue Tax-Exempt Bonds.)

(e) Invest for the purpose of exercising control over or management of any company.

(f) Purchase warrants of any issuer, if, as a result of such purchases, more than 2% of the value of the Fund's total assets would be invested in warrants which are not listed on the New York Stock Exchange or the American Stock Exchange or more than 5% of the value of the total assets of the Fund would be invested in warrants generally, whether or not so listed. For these purposes, warrants are to be valued at the lesser of cost or market, but warrants acquired by the Fund in units with or attached to debt securities shall be deemed to be without value.

(g) Knowingly purchase or retain securities of an issuer if one or more of the Trustees or officers of the Fund or directors or officers of the Adviser or any investment management subsidiary of the Adviser individually owns beneficially more than 0.5%, and together own beneficially more than 5%, of the securities of such issuer.

(h) Purchase or sell interests in real estate limited partnerships or in oil, gas or other mineral leases or exploration or development programs; however, this policy will not prohibit the acquisition of securities of companies engaged in the production or transmission of oil, gas or other minerals.

(i) Write, purchase or sell puts, calls or combinations thereof except in accordance with its investment objective and policies. The Fund will not purchase or write options on equity securities.

(j) Knowingly purchase any security that is subject to legal or contractual delays in or restrictions on resale.

(k) Notwithstanding any investment restriction to the contrary, the Fund may, in connection with the John Hancock Group of Funds Deferred Compensation Plan for Independent Trustees/Directors, purchase securities of other investment companies within the John Hancock Group of Funds provided that, as a result, (i) no more than 10% of the Fund's assets would be invested in securities of all other investment companies, (ii) such purchase would not result in more than 3% of the total outstanding voting securities of any one such investment company being held by the Fund and (iii) no more than 5% of the Fund's assets would be invested in any one such investment company.

     In order to permit the sale of shares of the Fund in certain states, the Trustees may, in their sole discretion, adopt restrictions on investment policy more restrictive than those described above. Should the Trustees determine that any such restrictive policy is no longer in the best interest of the Fund and its shareholders, the Fund may cease offering shares in the state involved and the Trustees may revoke such restrictive policy. Moreover, if the states involved shall no longer require any such restrictive policy, the Trustees may, at their sole discretion, revoke such policy.

     If a percentage restriction on investment or utilization of assets as set forth above is adhered to at the time an investment is made, a later change in percentage resulting from changes in the values or the total costs of the Fund's assets will not be considered a violation of the restriction.


THOSE RESPONSIBLE FOR MANAGEMENT

     The business of the Fund is managed by its Trustees, who elect officers who are responsible for the day-to-day operations of the Fund and who execute policies formulated by the Trustees. Several of the officers and Trustees of the Fund are also officers and directors of the Adviser or officers and directors of the Fund's principal distributor, John Hancock Funds, Inc. ("John Hancock Funds).

     The following table sets forth the principal occupation or employment of the Trustees and principal officers of the Fund during the past five years:


                                       POSITIONS HELD                PRINCIPAL OCCUPATION(S)
 NAME AND ADDRESS                      WITH THE FUND                 DURING THE PAST FIVE YEARS
-----------------                      --------------                --------------------------
<F1>Edward J. Boudreau, Jr.            Chairman <F2><F3>             Chairman and Chief Executive Officer, the
101 Huntington Avenue                                                Adviser and The Berkeley Financial Group
Boston, Massachusetts                                                ("The Berkeley Group"); Chairman, NM Capital
                                                                     Management, Inc. ("NM Capital"); John Hancock
                                                                     Advisers International Limited; ("Advisers
                                                                     International"); John Hancock Funds, Inc.,
                                                                     ("John Hancock Funds"); John Hancock Investor
                                                                     Services Corporation ("Investor Services")
                                                                     and Sovereign Asset Management Corporation
                                                                     ("SAMCorp"); (herein after the Adviser, the
                                                                     Berkeley Group, NM Capital, Advisers
                                                                     International, John Hancock Funds, Investor
                                                                     Services and SAMCorp are collectively
                                                                     referred to as the "Affiliated Companies");
                                                                     Chairman, First Signature Bank & Trust;
                                                                     Director, John Hancock Freedom Securities
                                                                     Corp., John Hancock Capital Corp., New
                                                                     England/Canada Business Council; Member,
                                                                     Investment Company Institute Board of
                                                                     Governors; Director, Asia Strategic Growth
                                                                     Fund, Inc.; Trustee, Museum of Science;
                                                                     President, the Adviser (until July 1992).
                                                                     Chairman, John Hancock Distributors, Inc.
                                                                     (until April, 1994).

--------------

<F1>An "interested person" of the Fund, as such term is defined in the Investment
Company Act of 1940, as amended (the "Investment Company Act:).
<F2>A Member of the Executive Committee.
<F3>A Member of Investment Committee of the Adviser.
<F4>An Alternate Member of the Executive Committee.
<F5>A Member of the Audit and Administration Committees.

                                       POSITIONS HELD               PRINCIPAL OCCUPATION(S)
 NAME AND ADDRESS                      WITH THE FUND                DURING THE PAST FIVE YEARS
-----------------                      --------------                --------------------------
 Dennis S. Aronowitz                   Trustee<F5>                  Professor of Law, Boston University School
 Boston University                                                  of Law; Trustee, Brookline Savings Bank;
 Boston, Massachusetts                                              Director, Boston University Center for
                                                                    Banking Law Studies (until 1990).

 Richard P. Chapman, Jr.               Trustee<F5>                  President, Brookline Savings Bank.
 160 Washington Street
 Brookline, Massachusetts

 William J. Cosgrove                   Trustee<F5>                  Vice President, Senior Banker and Senior
 20 Buttonwood Place                                                Credit Officer, Citibank, N.A. (retired
 Saddle River, New Jersey                                           September 1991); Executive Vice President,
                                                                    Citadel Group Representative, Inc.

 Gail D. Fosler                        Trustee<F5>                  Vice President and Chief Economist, The
 4104 Woodbine Street                                               Conference Board (non-profit economic and
 Chevy Chase, MD                                                    business research).

 Bayard Henry                          Trustee<F5>                  Corporate Advisor; Director, Fiduciary Trust
 121 High Street                                                    Company (a trust company); Director,
 Boston, Massachusetts                                              Groundwater Technology, Inc. (remediation);
                                                                    Samuel Cabot, Inc.; Advisor, Corning Capital
                                                                    Corp.

-------------------

<F1>An "interested person" of the Fund, as such term is defined in the Investment  Company Act of 1940, as amended (the "Investment Company Act").
<F2>A Member of the Executive Committee.
<F3>A Member of Investment Committee of the Adviser.
<F4>An Alternate Member of the Executive Committee.
<F5>A Member of the Audit and Administration Committees.

                                       POSITIONS HELD                              PRINCIPAL OCCUPATION(S)
 NAME AND ADDRESS                      WITH THE FUND                               DURING THE PAST FIVE YEARS
-----------------                      --------------                               --------------------------
 <F1>Richard S. Scipione               Trustee<F4>                                 General Counsel, the Life Insurance Company;
 John Hancock Place                                                                Director, the Adviser, the Affiliated
 P.O. Box 111                                                                      Companies, John Hancock Distributors, Inc., JH
 Boston, Massachusetts                                                             Networking Insurance Agency, Inc., John
                                                                                   Hancock Subsidiaries, Inc., SAMCorp, NM
                                                                                   Capital and John Hancock Property and Casualty
                                                                                   Insurance and its affiliates (until November,
                                                                                   1993); Trustee; The Berkeley Group; Director,
                                                                                   John Hancock Home Mortgages Corp. and John
                                                                                   Hancock Financial Access, Inc. (until July
                                                                                   1990).

 Edward J. Spellman                     Trustee<F5>                                Partner, KPMG Peat Marwick (retired June 1990).
 259C Commercial Bld.
 Suite 200
 Lauderdale by the Sea, FL

 <F1>Robert G. Freedman                 Vice Chairman and Chief                    Vice Chairman and Chief Investment Officer,
 101 Huntington Avenue                  Investment Officer<F3>                     the Adviser; President, the Adviser (until
 Boston, Massachusetts                                                             December 1994).

 <F1>Anne C. Hodsdon                    President<F3>                              President and Chief Operations Officer, the
 101 Huntington Avenue                                                             Adviser; Executive Vice President, the Adviser
 Boston, Massachusetts                                                             (until December 1994).

 <F1>Thomas H. Drohan                   Senior Vice President and                  Senior Vice President and Secretary, the
 101 Huntington Avenue                  Secretary                                  Adviser.
 Boston, Massachusetts

 <F1>James K. Ho                        Senior Vice President<F3>                  Senior Vice President, the Adviser.
 101 Huntington Avenue
 Boston, Massachusetts

------------------

<F1>An "interested person" of the Fund, as such term is defined in the Investment Company Act.
<F2>A Member of the Executive Committee.
<F3>A Member of Investment Committee of the Adviser.
<F4>An Alternate Member of the Executive Committee.
<F5>A Member of the Audit and Administration Committees.

                                       POSITIONS HELD                                PRINCIPAL OCCUPATION(S)
 NAME AND ADDRESS                      WITH THE FUND                                 DURING THE PAST FIVE YEARS
-----------------                      --------------                                 --------------------------
 <F1>James B. Little                   Senior Vice President and                     Senior Vice President the Adviser.
 101 Huntington Avenue                 Chief Financial Officer<F3>
 Boston, Massachusetts

 <F1>Michael P. DiCarlo                Senior Vice President<F3>                     Senior Vice President, the Adviser.
 101 Huntington Avenue
 Boston, Massachusetts

 <F1>John A. Morin                     Vice President                                Vice President, the Adviser.
 101 Huntington Avenue
 Boston, Massachusetts

 <F1>Susan S. Newton                   Vice President, Assistant                     Vice President and Assistant Secretary,
 101 Huntington Avenue                 Secretary and Compliance                      the Adviser.
 Boston, Massachusetts                 Officer

 <F1>James J. Stokowski                Vice President and Treasurer                  Vice President, the Adviser.
 101 Huntington Avenue
 Boston, Massachusetts

 <F1>Andrew F. St. Pierre              Senior Vice President<F3>                     Senior Vice President, the Adviser;
 101 Huntington Avenue                                                               President, John Hancock Closed-End Funds;
 Boston, Massachusetts                                                               Portfolio Manager, Harvard Management
                                                                                     Corp. (until October, 1991).

------------------

<F1>An "interested person" of the Fund, as such term is defined in the Investment Company Act.
<F2>A Member of the Executive Committee.
<F3>A Member of Investment Committee of the Adviser.
<F4>An Alternate Member of the Executive Committee.
<F5>A Member of the Audit and Administration Committees.

     As of the date of this Statement of Additional Information, the officers and Trustees of the Fund as a group owned less than 1% of the outstanding shares of the Fund and to the knowledge of the registrant, no persons owned of record or beneficially 5% or more of any class of registrant's outstanding securities.
     All of the officers listed are officers or employees of the Adviser or affiliated companies. Some of the directors and officers may also be officers and/or directors or trustees of one or more of the other funds for which the Adviser serves as investment adviser.

     The following table provides information regarding the compensation paid by the Fund and the other investment companies in the John Hancock Fund Complex to the Independent Trustees for their services for each Fund's 1994 fiscal year. The two non-Independent Trustees, Messrs. Boudreau and Scipione, and each of the officers of the Funds are interested persons of the Adviser, are compensated by the Adviser and receive no compensation from the Fund for their services.



                                                                                                        TOTAL COMPENSATION
                                                                                                         FROM THE FUND AND
                                                          PENSION OR                                    JOHN HANCOCK FUND
                                 AGGREGATE            RETIREMENT BENEFITS   ESTIMATED ANNUAL              COMPLEX TO
                             COMPENSATION FROM         ACCRUED AS PART OF     BENEFITS UPON            (TOTAL OF 18 FUNDS)
INDEPENDENT TRUSTEES             THE FUND             THE FUND'S EXPENSES       RETIREMENT                 TRUSTEES<F1>


Dennis S. Aronowitz              $ 7,950                      -                     -                     $ 60,950
Richard P. Chapman, Jr.            8,216                      -                     -                       62,950
William J. Cosgrove                7,950                      -                     -                       60,950
Gail D. Fosler                     7,950                      -                     -                       60,950
Bayard Henry                       8,216                      -                     -                       62,950
Edward J. Spellman                 7,950                      -                     -                       60,950
                                 -------                 -----------           -----------                --------
                                 $48,232                                                                  $369,700

<F1>The  total  compensation  paid  by the  John  Hancock  Fund  Complex  to the
    Independent Trustees is as of the calendar year ended December 31, 1994.


INVESTMENT ADVISORY AND OTHER SERVICES

     As described in the Prospectus, the Fund receives its investment advice from the Adviser. Investors should refer to the Prospectus for a description of certain information concerning the investment management contract. Each of the Trustees and principal officers of the Fund who is also an affiliated person of the Adviser is named above, together with the capacity in which such person is affiliated with the Fund and the Adviser.

     As described in the Fund's Prospectus under the caption "Organization and Management of the Fund," the Fund has entered into an investment management contract with the Adviser. Under the investment management contract the Adviser provides the Fund with (i) a continuous investment program, consistent with the Fund's stated investment objective and policies (ii) supervision of all aspects of the Fund's operations except those that are delegated to a custodian, transfer agent or other agent and (iii) such executive administrative and clerical personnel, officers and equipment as are necessary for the conduct of its business. The Adviser is responsible for the management of the Fund's portfolio assets.

     Securities held by the Fund may also be held by other funds or investment advisory clients for which the Adviser or its affiliates provide investment advice. Because of different investment objectives or other factors, a particular security may be bought for one or more funds or clients when one or more other funds or clients are selling the same security. If opportunities for purchase or sale of securities by the Adviser for the Fund or for other funds or clients for which the Adviser renders investment advice arise for consideration at or about the same time, transactions in such securities will be made, insofar as feasible, for the respective funds or clients in a manner deemed equitable to all of them. To the extent that transactions on behalf of more than one client of the Adviser or its affiliates may increase the demand for securities being purchased or the supply of securities being sold, there may be an adverse effect on price.

     No person other than the Adviser and its directors and employees regularly furnishes advice to the Fund with respect to the desirability of the Fund's investing in, purchasing or selling securities. The Adviser may from time to time receive statistical or other similar factual information, and information regarding general economic factors and trends, from the Life Insurance Company and its affiliates.


     Under the terms of the investment management contract with the Fund, the Adviser provides the Fund with office space, supplies and other facilities required for the business of the Fund. The Adviser pays the compensation of all other officers and employees of the Fund, and pays the expenses of clerical services relating to the administration of the Fund.

     All expenses which are not specifically paid by the Adviser and which are incurred in the operation of the Fund (including fees of Trustees of the Fund who are not "interested persons", as such term is defined in the Investment Company Act, but excluding certain distribution related activities required to be paid by the Adviser or John Hancock Funds) and the continuous public offering of the shares of the Fund are borne by the Fund. Class expenses properly allocable to either Class A shares or Class B shares will be borne exclusively by such class of shares, subject to conditions set forth in a private letter ruling that the Trust has received from the Internal Revenue Service relating to its multiple-class structure.

     As discussed in the Prospectus and as provided by the investment management contract, the Fund pays the Adviser monthly an investment management fee, which is accrued daily, based on a stated percentage of the average of the daily net assets of the Fund as follows:

              Net Asset Value                           Annual Rate
              ---------------                           -----------
              First $500,000,000                        0.55%
              Next  $500,000,000                        0.50%
              Amount over $1,000,000,000                0.45%


     From time to time, the Adviser may reduce its fee or make other arrangements to limit the Fund's expenses to a specified percentage of average daily net assets. The Adviser retains the right to re-impose a fee and recover any other payments to the extent that, at the end of any fiscal year, the Fund's annual expenses fall below this limit.

     On December 31, 1994, the net assets of the Fund were $471,488,790. For the years ended December 31, 1992, 1993 and 1994, the Adviser received fees of $2,179,523, $2,460,892 and $2,763,233 respectively. The 1992 and 1993 advisory fee figures reflects the different advisory fee schedule that was in effect before January 3, 1994.

     If the total of all ordinary business expenses of the Fund for any fiscal year exceeds limitations prescribed in any state in which shares of the Fund are qualified for sale, the fee payable to the Adviser will be reduced to the extent required by these limitations. At this time, the most restrictive limits on expenses applicable to the Fund imposed by a state require that expenses charged to the Fund in any fiscal year not exceed 2 1/2% of the first $30,000,000 of the Fund's average net asset value, 2% of the next $70,000,000 of such assets and 1 1/2% of the remaining average net asset value. When calculating the above limit, the Fund may exclude interest, brokerage commissions and extraordinary expenses.

     Pursuant to its investment management contract, the Adviser is not liable to the Fund or its shareholders for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which the investment management contract relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its duties or from reckless disregard by the Adviser of its obligations and duties under the investment management contract.

     The Adviser, located at 101 Huntington Avenue, Boston, Massachusetts 02199-7603, was organized in 1968 and presently has more than $13 billion in assets under management in its capacity as investment adviser to the Fund and the other mutual funds and publicly traded investment companies in the John Hancock group of funds having a combined total of over 1,060,000 shareholders. The Adviser is an affiliate of the Life Insurance Company, one of the most recognized and respected financial institutions in the nation. With total assets under management of $80 billion, the Life Insurance Company is one of the ten largest life insurance companies in the United States, and carries Standard & Poor's and A.M. Best's highest ratings. Founded in 1862, the Life Insurance Company has been serving clients for over 130 years.

     Under the investment management contract, the Fund may use the name
"John Hancock" or any name derived from or similar to it only for so long as the contract or any extension, renewal or amendment thereof remains in effect. If the contract is no longer in effect, the Fund (to the extent that it lawfully can) will cease to use such a name or any other name indicating that it is advised by or otherwise connected with the Adviser. In addition, the Adviser or the Life Insurance Company may grant the non-exclusive right to use the name "John Hancock" or any similar name to any other corporation or entity, including but not limited to any investment company of which the Life Insurance Company or any subsidiary or affiliate thereof or any successor to the business of any subsidiary or affiliate thereof shall be the investment adviser.

     The investment management contract and the distribution contract discussed below continue in effect from year to year if approved annually by vote of a majority of the Fund's Trustees who are not interested persons of one of the parties to the contract, cast in person at a meeting called for the purpose of voting on such approval, and by either the Fund's Trustees or the holders of a majority of the Fund's outstanding voting securities. The contract automatically terminates upon assignment. The contract may be terminated without penalty on 60 days' notice at the option of either party to the contract or by vote of a majority of the outstanding voting securities of the Fund.


DISTRIBUTION CONTRACT

     The Fund has a distribution contract with John Hancock Funds. Under the contract, John Hancock Funds is obligated to use its best efforts to sell shares on behalf of the Fund. Shares of the Fund are also sold by selected broker-dealers (the "Selling Brokers") which have entered into selling agency agreements with John Hancock. John Hancock accepts orders for the purchase of the shares of the Fund which are continually offered at net asset value next determined plus applicable sales charge. In connection with the sale of Class A and Class B shares, John Hancock Funds and Selling Brokers receive compensation in the form of a sales charge imposed, in the case of Class A shares, at the time of sale or, in the case of Class B shares, on a deferred basis. The sales charges are discussed further in the Fund's Class A and Class B Prospectus.

     The Fund's Trustees adopted Distribution Plans with respect to Class A and Class B shares pursuant to Rule 12b-1 under the Investment Company Act. Under the Class A and Class B Plans, the Fund will pay distribution and service fees at an aggregate annual rate of up to 0.30% and 1.00%, respectively, of the Fund's average daily net assets. However, the amount of the service fee will not exceed 0.25% of the Fund's average daily net assets attributable to each class of shares. The distribution fees reimburse John Hancock Funds for its distribution costs incurred in the promotion of sales of shares of the Fund, and the service fees compensate Selling Brokers for providing personal and account maintenance services to shareholders. In the event that John Hancock Funds is not fully reimbursed for expenses incurred by it under the Class B Plan in any fiscal year, John Hancock Funds may carry these expenses forward, provided however, that the Trustees may terminate the Class B Plan and thus the Fund's obligation to make further payments at any time. Accordingly, the Fund does not treat unreimbursed expenses relating to the Class B shares as a liability of the Fund. The Plans were approved by a majority of the voting securities of the applicable class of the Fund. The Plans with all amendments were approved by a majority of the Trustees, including a majority of the Trustees who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plans (the "Independent Trustees"), by votes cast in person at meetings called for the purpose of voting on such Plans.

     Pursuant to the Plans, at least quarterly, John Hancock Funds provides the Fund with a written report of the amounts expended under the Plans and the purpose for which expenditures were made. The Trustees review these reports on a quarterly basis.

     During the fiscal year ended December 31, 1994 the Funds paid Investor Services the following amounts of expenses with respect to the Class A shares and Class B shares of each of the Funds:

                                 Expense Items

                                            Printing and
                                             Mailing of                                             Interest Carrying
                                         Prospectus to New    Compensation to   Expenses of John    or Other Finance
Tax Exempt               Advertising        Shareholders      Selling Brokers    Hancock Funds        Charges Other

Class A Shares             $63,743            $25,047           $1,165,602          $247,947             $  0
Class B Shares                 482                159               17,602             1,850              282


     Each of the Plans provides that it will continue in effect only so long as its continuance is approved at least annually by a majority of both the Trustees and the Independent Trustees. Each of the Plans provides that it may be terminated without penalty (a) by vote of a majority of the Independent Trustees, (b) by a majority of the Fund's outstanding shares of the applicable class upon 60 days' written notice to John Hancock Funds, and (c) automatically in the event of assignment. Each of the Plans further provides that it may not be amended to increase the maximum amount of the fees for the services described therein without the approval of a majority of the outstanding shares of the class of the Fund which has voting rights with respect to the Plans. And finally, each of the Plans provides that no material amendment to the Plan will, in any event, be effective unless it is approved by a vote of the Trustees and the Independent Trustees. In adopting the Plan, the Trustees concluded that, in their judgment, there is a reasonable likelihood that each Plan will benefit the holders of the applicable class of shares of the Fund.
     When the Fund seeks an Independent Trustee to fill a vacancy or as a nominee for election by shareholders, the selection or nomination of the Independent Trustee is, under resolutions adopted by the Trustees contemporaneously with their adoption of the Plans, committed to the discretion of the Committee on Administration of the Trustees. The members of the Committee on Administration are all Independent Trustees and are identified in this Statement of Additional Information under the heading "Those Responsible for Management."


NET ASSET VALUE

     For purposes of calculating the net asset value ("NAV") of a Fund's shares, the following procedures are utilized wherever applicable. Debt investment securities are valued on the basis of valuations furnished by a principal market maker or a pricing service, both of which generally utilize electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities without exclusive reliance upon quoted prices.

     Short-term debt investments which have a remaining maturity of 60 days or less are generally valued at amortized cost which approximates market value. If market quotations are not readily available or if in the opinion of the

Adviser any quotation or price is not representative of true market value, the fair value of the security may be determined in good faith in accordance with procedures approved by the Trustees.

     A Fund will not price its securities on the following national holidays: New Year's Day; Presidents' Day; Good Friday; Memorial Day; Independence Day; Labor Day; Thanksgiving Day; and Christmas Day.


INITIAL SALES CHARGE ON CLASS A SHARES

     The sales charges applicable to purchases of Class A shares of the Fund are described in the Fund's Class A and Class B Prospectus. Methods of obtaining reduced sales charges referred to generally in the Prospectus are described in detail below. In calculating the sales charge applicable to current purchases of Class A shares, the investor is entitled to cumulate current purchases with the greater of the current value (at offering price) of the Class A shares of the Fund, or if Investor Services is notified by the investor's dealer or the investor at the time of the purchase, the cost of the Class A shares owned.

Combined Purchases. In calculating the sales charge applicable to purchases of Class A shares made at one time, the purchases will be combined if made by (a) an individual, his spouse and their children under the age of 21, purchasing securities for his or their own account, (b) a trustee or other fiduciary purchasing for a single trust, estate or fiduciary account and (c) certain groups of four or more individuals making use of salary deductions or similar group methods of payment whose funds are combined for the purchase of mutual fund shares. Further information about combined purchases, including certain restrictions on combined group purchases, is available from Investor Services or a selling Broker's representative.

Without Sales Charge. As described in the Class A and Class B Prospectus, Class A shares of the Fund may be sold without a sales charge to certain persons described in the Prospectus.

Accumulation Privilege. Investors (including investors combining purchases) who are already Class A shareholders may also obtain the benefit of the reduced sales charge by taking into account not only the amount then being invested but also the purchase price or value of the Class A shares already held by such person.

Combination Privilege. Reduced sales charges (according to the schedule set forth in the Class A and Class B Prospectus) also are available to an investor based on the aggregate amount of his concurrent and prior investments in Class A shares of the Fund and shares of all other John Hancock funds which carry a sales charge.

Letter of Intention. Reduced sales charges are also applicable to investments made over a specified period pursuant to a Letter of Intention (the "LOI"), which should be read carefully prior to its execution by an investor. Such an investment (including accumulation and combinations) must aggregate $100,000 or more invested during a period of thirteen months from the date of the LOI or from a date within ninety days prior thereto, upon written request to Investor Services. The sales charge applicable to all amounts invested under the LOI is computed as if the aggregate amount intended to be invested had been invested immediately. If such aggregate amount is not actually invested, the difference in the sales charge actually paid and the sales charge payable had the LOI not been in effect is due from the investor. However, for the purchases actually made within the thirteen-month period the sales charge applicable will not be higher than that which would have applied (including accumulations and combinations) had the LOI been for the amount actually invested.

     The LOI authorizes Investor Services to hold in escrow sufficient Class
A shares (approximately 5% of the aggregate) to make up any difference in sales charges on the amount intended to be invested and the amount actually invested, until such investment is completed within the thirteen-month period, at which time the escrow shares will be released. If the total investment specified in the LOI is not completed, the Class A shares held in escrow may be redeemed and the proceeds used as required to pay such sales charge as may be due. By signing the LOI, the investor authorizes Investor Services to act as his attorney-in-fact to redeem any escrowed shares and adjust the sales charge, if necessary. An LOI does not constitute a binding commitment by an investor to purchase, or by the Fund to sell, any additional Class A shares and may be terminated at any time.


DEFERRED SALES CHARGE ON CLASS B SHARES

     Investments in Class B shares are purchased at net asset value per share without the imposition of an initial sales charge so that the Fund will receive the full amount of the purchase payment.

Contingent Deferred Sales Charge. Class B shares which are redeemed within six years of purchase will be subject to a contingent deferred sales charge ("CDSC") at the rates set forth in the Class A and Class B Prospectus as a percentage of the dollar amount subject to the CDSC. The charge will be assessed on an amount equal to the lesser of the current market value or the original purchase cost of the Class B shares being redeemed. Accordingly, no CDSC will be imposed on increases in account value above the initial purchase prices, including Class B shares derived from reinvestment of dividends or capital gains distributions.

     The amount of the CDSC, if any, will vary depending on the number of years from the time of payment for the purchase of Class B shares until the time of redemption of such shares. Solely for purposes of determining the number of years from the time of any payment for the purchases of shares, all payments during a month will be aggregated and deemed to have been made on the last day of the month.

     Proceeds from the CDSC are paid to John Hancock Funds and are used in whole or in part by John Hancock Funds to defray its expenses related to providing distribution-related services to the Fund in connection with the sale of the Class B shares, such as the payment of compensation to select Selling Brokers for selling Class B shares. The combination of the CDSC and the distribution and service fees facilitates the ability of the Fund to sell the Class B shares without a sales charge being deducted at the time of the purchase. See the Class A and Class B Prospectus for additional information regarding the CDSC.

SPECIAL REDEMPTIONS

     Although it would not normally do so, the Fund has the right to pay the redemption price of shares of the Fund in whole or in part in portfolio securities as prescribed by the Trustees. If the shareholder were to sell portfolio securities received in this fashion he would incur a brokerage charge. Any such securities would be valued for the purposes of making such payment at the same value as used in determining net asset value. The Fund has, however, elected to be governed by Rule 18f-1 under the Investment Company Act. Under that rule, the Fund must redeem its shares for cash except to the extent that the redemption payments to any shareholder during any 90-day period would exceed the lesser of $250,000 or 1% of the Fund's net asset value at the beginning of such period.


ADDITIONAL SERVICES AND PROGRAMS

Exchange Privilege. As described more fully in the Prospectus, the Fund permits exchanges of shares of any class of the Fund for shares of the same class in any other John Hancock fund offering that class.

Systematic Withdrawal Plan. As described briefly in the Class A and Class B Prospectus, the Fund permits the establishment of a Systematic Withdrawal Plan. Payments under this plan represent proceeds arising from the redemption of Fund shares. Since the redemption price of Fund the shares may be more or less than the shareholder's cost, depending upon the market value of the securities owned by the Fund at the time of redemption, the distribution of cash pursuant to this plan may result in realization of gain or loss for purposes of Federal, state and local income taxes. The maintenance of a Systematic Withdrawal Plan concurrently with purchases of additional Class A or Class B shares of the Fund could be disadvantageous to a shareholder because of the initial sales charge payable on such purchases of Class A shares and the CDSC imposed on redemptions of Class B shares and because redemptions are taxable events. Therefore, a shareholder should not purchase Fund shares at the same time as a Systematic

Withdrawal Plan is in effect. The Fund reserves the right to modify or discontinue the Systematic Withdrawal Plan of any shareholder on 30 days' prior written notice to such shareholder, or to discontinue the availability of such plan in the future. The shareholder may terminate the plan at any time by giving proper notice to Investor Services.

Monthly Automatic Accumulation Program ("MAAP"). This program is explained fully in the Fund's Class A and Class B Prospectus and the Account Privileges Application. The program, as it relates to automatic investment checks, is subject to the following conditions:

     The investments will be drawn on or about the day of the month indicated.

     The privilege of making investments through the Monthly Automatic Accumulation Program may be revoked by Investor Services without prior notice if any investment is not honored by the shareholder's bank. The bank shall be under no obligation to notify the shareholder as to the non-payment of any check.

     The program may be discontinued by the shareholder either by calling Investor Services or upon written notice to Investor Services which is received at least five (5) business days prior to the due date of any investment.

Reinvestment Privilege. A shareholder who has redeemed Fund shares may, within 120 days after the date of redemption, reinvest without payment of a sales charge any part of the redemption proceeds in shares of the same class of the Fund or another John Hancock mutual fund, subject to the minimum investment limit in that fund. The proceeds from the redemption of Class A shares may be reinvested at net asset value without paying a sales charge in Class A shares of the Fund or in Class A shares of another John Hancock fund. If a CDSC was paid upon a redemption, a shareholder may reinvest the proceeds from that redemption at net asset value in additional shares of the class from which the redemption was made. The shareholder's account will be credited with the amount of any CDSC charged upon the prior redemption and the new shares will continue to be subject to the CDSC. The holding period of the shares acquired through reinvestment will, for purposes of computing the CDSC payable upon a subsequent redemption, include the holding period of the redeemed shares. The Fund may modify or terminate the reinvestment privilege at any time.

     A redemption or exchange of Fund shares is a taxable transaction for Federal income tax purposes even if the reinvestment privilege is exercised, and any gain or loss realized by a shareholder on the redemption or other disposition of Fund shares will be treated for tax purposes as described under the caption "Tax Status."


DESCRIPTION OF THE FUND'S SHARES

     The Trustees of the Fund are responsible for the management and supervision of the Fund. The Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest without par value. Under the Declaration of Trust, the Trustees have the authority to create and classify shares of beneficial interest in separate series, without further action by shareholders. As of the date of this Statement of Additional Information, the Trustees have authorized shares of the Fund but not any additional series, although they may do so in the future. The Declaration of Trust also authorizes the Trustees to classify and reclassify the shares of the Trust, or any other series of the Trust, into one or more classes. As of the date of this Statement of Additional Information, the Trustees have authorized the issuance of two classes of shares of the Fund, designated as Class A and Class B.

     The shares of each class of the Fund represent an equal proportionate interest in the aggregate net assets attributable to that class of the Fund. Class A shares and Class B shares of the Fund will be sold exclusively to members of the public (other than the institutional investors described in the Prospectuses) at net asset value. A sales charge will be imposed either at the time of the purchase, for Class A shares, or on a contingent deferred basis, for Class B shares. For Class A shares, no sales charge is payable at the time of purchase on investments of $1 million or more, but for such investments a contingent deferred sales charge may be imposed in the event of certain redemption transactions within one year of purchase

     Holders of Class A and Class B shares each have certain exclusive voting rights on matters relating to their respective Rule 12b-1 distribution plans. The different classes of the Fund may bear different expenses relating to the cost of holding shareholder meetings necessitated by the exclusive voting rights of any class of shares.

     Dividends paid by the Fund, if any, with respect to each class of shares will be calculated in the same manner, at the same time and on the same day and will be in the same amount, except that (i) Class B shares will pay higher distribution and service fees than Class A shares and (ii) each of Class A shares and Class B shares will bear any class expenses properly allocable to such class of shares, subject to the conditions set forth in a private letter ruling that the Fund has received from the Internal Revenue Service relating to its multiple-class structure. Similarly, the net asset value per share may vary depending whether Class A shares or Class B shares are purchased. In the event of liquidation, shareholders of each class are entitled to share pro rata in the net assets of the Fund available for distribution to these shareholders. Shares entitle their holders to one vote per share, are freely transferable and have no preemptive subscription or conversion rights. When issued, shares are fully paid and non-assessable, except as set forth below.

     Unless otherwise required by the Investment Company Act or the Declaration of Trust, the Fund has no intention of holding annual meetings of shareholders. Fund shareholders may remove a Trustee by the affirmative vote of at least two-thirds of the Fund's outstanding shares and the Trustees shall promptly call a meeting for such purpose when requested to do so in writing by the record holders of not less than 10% of the outstanding shares of the Fund. Shareholders may, under certain circumstances, communicate with other shareholders in connection with requesting a special meeting of shareholders. However, at any time that less than a majority of the Trustees holding office were elected by the shareholders, the Trustees will call a special meeting of shareholders for the purpose of electing Trustees.

     Under Massachusetts law, shareholders of a Massachusetts business trust could, under certain circumstances, be held personally liable for acts or obligations of the trust. However, the Fund's Declaration of Trust contains an express disclaimer of shareholder liability for acts, obligations or affairs of the Fund. The Declaration of Trust also provides for indemnification out of the Fund's assets for all losses and expenses of any shareholder held personally liable by reason of being or having been a shareholder. Liability is therefore limited to circumstances in which the Fund itself would be unable to meet its obligations, and the possibility of this occurrence is remote.


TAX STATUS

     The Fund has qualified and elected and intends to continue to be treated as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). As such and by complying with the applicable provisions of the Code regarding the sources of its income, the timing of its distributions and the diversification of its assets, the Fund will not be subject to Federal income tax on tax-exempt income or taxable income (including net realized capital gains) distributed to shareholders at least annually in accordance with the timing requirements of the Code.

     The Fund will be subject to a four percent nondeductible Federal excise tax on certain taxable amounts not distributed (and not treated as having been distributed) on a timely basis in accordance with annual minimum distribution requirements. The Fund intends under normal circumstances to avoid liability for such tax by satisfying such distribution requirements.

     Distributions from the Fund's current or accumulated earnings and profits ("E&P"), as computed for Federal income tax purposes, will be taxable as described in the Fund's Prospectus whether taken in shares or in cash. Amounts that are not allowable as a deduction in computing taxable income, including expenses associated with earning tax-exempt interest income, do not reduce current E&P for this purpose. Distributions, if any, in excess of E&P will constitute a return of capital, which will first reduce an investor's tax basis in Fund shares and thereafter (after such basis is reduced to zero) will generally give rise to capital gains. Taxable distributions include distributions from income or gains from the Fund's taxable investments, including repurchase agreements, securities loans, options and futures, any dispositions of the rights to acquire when-issued securities prior to issuance, income attributable to accrued market discount, and a portion of the discount from certain stripped tax-exempt obligations or their coupons. Corporate shareholders of the Fund will not be entitled to the corporate dividends received deduction for any of the Fund's dividends or other distributions. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for Federal income tax purposes in each share so received equal to the amount of cash that they would have received had they elected to receive the distribution in cash, dividend by the number of shares received.
     Distributions of the tax-exempt interest (i.e., interest excludable from gross income under the Code) the Fund earns will be treated as tax-exempt interest in shareholders' hands provided that, as anticipated, the Fund qualifies as a regulated investment company, has at least 50% of the value of its total assets at the end of each quarter of its taxable year invested in tax-exempt obligations, and properly designates such distributions as "exempt-interest dividends."

     Interest income from certain types of tax-exempt bonds that are private activity bonds in which the Fund may invest is treated as an item of tax preference for purposes of the Federal alternative minimum tax. To the extent that the Fund invests in these types of tax-exempt bonds, shareholders will be required to treat as an item of tax preference for Federal alternative minimum tax purposes that part of the Fund's exempt-interest dividends which is derived from interest on these tax-exempt bonds. Further, exempt-interest dividends derived from tax-exempt interest income that is not an item of tax preference will be included in corporate "adjusted current earnings" for purposes of computing the alternative minimum tax liability, if any, of corporate shareholders of the Fund.

     The amount of net realized capital gains, if any, in any given year will vary depending upon the Adviser's current investment strategy and whether the Adviser believes it to be in the best interest of the Fund to dispose of portfolio securities that will generate capital gains or to enter into options or futures transactions. At the time of an investor's purchase of Fund shares, a portion of the purchase price is often attributable to realized or unrealized appreciation in the Fund's portfolio or undistributed taxable income of the Fund. Consequently, subsequent distributions from such appreciation or income may be taxable to such investor even if the net asset value of the investor's shares is, as a result of the distributions, reduced below the investor's cost for such shares, and the distributions in reality represent a return of a portion of the purchase price.

     Upon a redemption of shares (including by exercise of the exchange privilege) a shareholder will ordinarily realize a taxable gain or loss depending upon his basis in his shares. This gain or loss will be treated as capital gain or loss if the shares are capital assets in the shareholder's hands and will be long-term or short-term, depending upon the shareholder's tax holding period for the shares. Shareholders should consider, in determining the timing of any redemption, that the portion of a redemption distribution attributable to tax-exempt interest income that the Fund has accrued but not yet declared as a dividend will be treated as part of the proceeds of the redemption of shares in determining any gain or loss, rather than as tax-exempt interest. Consequently, redeeming shares shortly before the anticipated record date of a forthcoming exempt-interest dividend may result in the realization of a larger gain (or a smaller loss) than if the redemption had occurred shortly after receipt of the exempt-interest dividend, and the effect may be to convert an amount that would have been tax-exempt (the accrued tax-exempt interest) into an amount that is taxable as part of the redemption proceeds. A sales charge paid in purchasing Class A shares of the Fund cannot be taken into account for purposes of determining gain or loss on the redemption or exchange of these shares within ninety (90) days after their purchase to the extent Class A shares of the Fund or another John Hancock fund are subsequently acquired without payment of a sales charge pursuant to the reinvestment or exchange privileges. This disregarded charge will result in an increase in the shareholder's tax basis in the shares subsequently acquired. Also, any loss realized on a redemption or exchange may be disallowed for tax purposes to the extent the shares disposed of are replaced with other shares of the Fund within a period of sixty-one (61) days beginning thirty (30) days before and ending thirty (30) days after the shares are disposed of, such as pursuant to the Dividend Reinvestment Plan. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized upon the redemption of shares with a tax holding period of six months or less will be disallowed to the extent of any exempt-interest dividends received with respect to such shares, and any such loss not disallowed will be treated as a long-term capital loss to the extent of any amounts treated as distributions of long-term capital gain with respect to such shares.

     Although its present intention is to distribute all net capital gains annually, if any, the Fund reserves the right to retain and reinvest all or any portion of the excess, as computed for Federal income tax purposes, of net long-term capital gain over net short-term capital loss in any year. The Fund will not in any event distribute net long-term capital gains realized in any year to the extent that a capital loss is carried forward from prior year against such gain. To the extent such excess was retained and not exhausted by the carryforward of prior years' capital losses, it would be subject to Federal income tax in the hands of the Fund. Each shareholder would be treated for Federal income tax purposes as if the Fund had distributed to him on the last day of its taxable year his pro rata share of such excess, and he had paid his pro rata share of the taxes paid by the Fund and reinvested the remainder in the Fund. Accordingly, each shareholder would (a) include his pro rata share of such excess as long-term capital gain income in his tax return for his taxable year in which the last day of the Fund's taxable year falls, (b) be entitled either to a tax credit on his return for, or to a refund of, his pro rata share of the taxes paid by the Fund, and (c) be entitled to increase the adjusted tax basis for his shares in the Fund by the difference between his pro rata share of this excess and his pro rata share of such taxes.

     The percentage of Fund income that is tax-exempt is applied uniformly to all distributions made during each calendar year to determine the percentage of distributions to shareholders which will be treated as exempt-interest dividends. As a result, the percentage of distributions designated as exempt-interest dividends on shares held for less than a full calendar year may differ from the percentage of the Fund's income which is tax-exempt during the period for which the distributions are received. However, because the Fund invests primarily in tax-exempt bonds, the percentage of its income which is tax-exempt for the calendar year will generally be substantially the same as the tax-exempt portion of income actually earned during any distribution period. Shareholders are required to report their receipt of tax-exempt distributions under the Code.

     Interest on indebtedness incurred by a shareholder to purchase or carry shares of the Fund will not be deductible for Federal income tax purposes to the extent it is deemed related to the Fund's exempt-interest dividends. Moreover, pursuant to published guidelines, the Internal Revenue Service may deem indebtedness to have been incurred for the purpose of acquiring or carrying shares of the Fund even though the borrowed funds may not be directly traceable to the purchase of shares.

     Shares of the Fund may not be an appropriate investment for persons who are "substantial users" of facilities financed by private activity bonds and industrial development bonds or persons related to such "substantial users." Such persons should consult their tax advisers before investing in shares of the Fund.

     For Federal income tax purposes, the Fund is permitted to carry forward a net capital loss in any year to offset net capital gains, if any, during the eight years following the year of the loss. To the extent subsequent net capital gains are offset by such losses, they would not result in Federal income tax liability to the Fund and, as noted above, would not be distributed to shareholders. The Fund has $2,374,664 of capital loss carryforward available to the extent provided by regulations, to offset future net realized capital gains. The carryforward expires December 31, 2002.

     Limitations imposed by the Code on regulated investment companies like the Fund may restrict the Fund's ability to enter into futures and options transactions. The options and futures transactions undertaken by the Fund may cause the Fund to recognize taxable capital gains or losses from marking to market even though its positions have not been sold or terminated and affect the character as long-term or short-term, and timing, of some capital gains and losses realized by the Fund. Also, some of the Fund's losses on its transactions involving options and futures contracts and/or offsetting portfolio positions may be deferred rather than being taken into account currently in calculating the Fund's taxable income. The tax provisions applicable to these transactions, including these mark to market, recharacterization, and loss deferral rules, may affect the amount, timing and character of the Fund's distributions to shareholders. Some of the applicable tax rules may be modified if the Fund is eligible and chooses to make one or more of certain tax elections that may be available. The Fund will take into account the special tax rules (including consideration of available elections) applicable to options and futures contracts in order to minimize any potential adverse tax consequences.

     The foregoing discussion relates solely to U.S. Federal income tax law as applicable to U.S. persons (i.e., U.S. citizens or residents and U.S. domestic corporations, partnerships, trusts or estates) subject to tax under this law. The discussion does not address special tax rules applicable to certain classes of investors, such as tax-exempt entities, insurance companies and financial institutions.. Dividends, capital gain distributions, and ownership of or gains realized on the redemption (including an exchange) of Fund shares may also be subject to state and local taxes. A state income (and possibly local income and/or intangible property) tax exemption is generally available to the extent the Fund's distributions are derived from interest on (or, in the case of intangibles taxes, the value of its assets is attributable to) certain U.S. Government obligations and/or tax-exempt municipal obligations issued by or on behalf of the particular state or a political subdivision thereof, provided in some states that certain thresholds for holdings of such obligations and/or reporting requirements are satisfied. Shareholders should consult their own tax advisors as to the Federal, state or local tax consequences of ownership of shares of, and receipt of distributions from, the Fund in their particular circumstances.

     Non-U.S. investors not engaged in a U.S. trade or business with which their Fund investment is effectively connected will be subject to U.S. Federal income tax treatment that is different from that described above. These investors may be subject to non-resident alien withholding tax at the rate of 30% (or a lower rate under an applicable tax treaty) on amounts treated as ordinary dividends from the Fund and, unless an effective IRS Form W-8 or authorized substitute is on file, to 31% backup withholding on certain other payments from the Fund. Non-U.S. investors should consult their tax advisers regarding such treatment and the application of foreign taxes to an investment in the Fund.
     The Fund is not subject to Massachusetts corporate franchise or corporate excise taxes. Provided that the Fund qualifies as a regulated investment company under the Code, it will also not be required to pay any Massachusetts income tax.


CALCULATION OF PERFORMANCE

     For the 30-day period ended December 31, 1994, the Fund's annualized yield was 5.43% for Class A and 4.97% for Class B, respectively. The average annual total return of the Class A shares of the Fund for the 1, 5 and 10 years ended December 31, 1994 was (10.14)%, 5.29%, and 8.73%, respectively. The cumulative total return since inception of Class B shares of the Fund was (10.92)% as of December 31, 1994.

     The Fund's yield is computed by dividing net investment income per share determined for a 30-day period by the maximum offering price per share (which includes the full sales charge) on the last day of the period, according to the following standard formula:

                                _               _
                               |  a - b      6   |
                   Yield = 2   | (_____  + 1) -1 |
                               |_   cd          _|

Where:

a = dividends and interest earned during the period.
b = net expenses accrued during the period.
c = the average daily number of fund shares outstanding during the period that would be entitled to receive dividends.
d = the maximum offering price per share on the last day of the period (NAV where applicable).

     The Fund may advertise a tax-equivalent yield, which is computed by dividing that portion of the yield of the Fund which is Tax-Exempt by one minus a stated income tax rate and adding the product to that portion, if any, of the yield of the Fund that is not Tax-Exempt. John Hancock Tax-Exempt Income Fund's tax equivalent yield at a 31% and 36% tax rate for the 30 day period ended December 31, 1994 was 7.87% and 8.48% for Class A shares and 7.20% and 7.77% for Class B shares.

     The Fund's total return is computed by finding the average annual compounded rate of return over the 1 year, 5 year and 10 year periods that would equate the initial amount invested to the ending redeemable value according to the following formula:


                ____________________
             n /
              /            -1
        T =  V     ERV / P

Where:

P   = a hypothetical initial investment of $1,000.
T   = average annual total return.
n   = number of years.

ERV = ending redeemable value of a hypothetical $1,000 investment made at the beginning of the 1 year, 5 year and life-of-fund periods.

     In the case of Class A shares or Class B shares, this calculation assumes the maximum sales charge is included in the initial investment or the CDSC is applied at the end of the period. This calculation also assumes that all dividends and distributions are reinvested at net asset value on the reinvestment dates during the period. The "distribution rate" is determined by annualizing the result of dividing the declared dividends of the Fund during the period stated by the maximum offering price or net asset value at the end of the period.

     In addition to average annual total returns, the Fund may quote unaveraged or cumulative total returns reflecting the simple change in value of an investment over a stated period. Cumulative total returns may be quoted as a percentage or as a dollar amount, and may be calculated for a single investment, a series of investments, and/or a series of redemptions, over any time period. Total returns may be quoted with or without taking the Fund's 4.50% sales charge on Class A shares or the 5.00% CDSC on Class B shares into account. Excluding the Fund's sales charge on Class A shares and the CDSC on Class B shares from a total return calculation produces a higher total return figure.

     From time to time, in reports and promotional literature, the Fund's yield and total return will be compared to indices of mutual funds and bank deposit vehicles such as Lipper Analytical Services, Inc.'s "Lipper - Fixed Income Fund Performance Analysis," a monthly publication which tracks net assets, total return, and yield on approximately 1,700 fixed income mutual funds in the United States. Ibottson and Associates, CDA Weisenberger and F.C. Towers are also used for comparison purposes, as well as the Russell and Wilshire Indices.

     Performance rankings and ratings reported periodically in national financial publications such as MONEY Magazine, FORBES, BUSINESS WEEK, THE WALL STREET JOURNAL, MICROPAL, INC., MORNINGSTAR, STANGER'S and BARRON'S, etc. will also be utilized.

     The performance of the Fund is not fixed or guaranteed. Performance quotations should not be considered to be representations of performance of the Fund for any period in the future. The performance of the Fund is a function of many factors including its earnings, expenses and number of outstanding shares. Fluctuating market conditions; purchases, sales and maturities of portfolio securities; sales and redemptions of shares of beneficial interest; and changes in operating expenses are all examples of items that can increase or decrease the Fund's performance.


BROKERAGE ALLOCATION

     Decisions concerning the purchase and sale of portfolio securities and the allocation of brokerage commissions are made by the Adviser pursuant to recommendations made by its investment committee, which consists of officers and directors of the Adviser and affiliates and officers and Trustees who are interested persons of the Fund. Orders for purchases and sales of securities are placed in a manner which, in the opinion of the Adviser, will offer the best price and market for the execution of each such transaction. Purchases from underwriters of portfolio securities may include a commission or commissions paid by the issuer and transactions with dealers serving as market makers reflect a "spread." Investments in debt securities are generally traded on a net basis through dealers acting for their own account as principals and not as brokers; no brokerage commissions are payable on such transactions.

     The Fund's primary policy is to execute all purchases and sales of portfolio instruments at the most favorable prices consistent with best execution, considering all of the costs of the transaction including brokerage commissions. This policy governs the selection of brokers and dealers and the market in which a transaction is executed. Consistent with the foregoing primary policy, the Rules of Fair Practice of the National Association of Securities Dealers, Inc. and other policies that the Trustees may determine, the Adviser may consider sales of shares of the Fund as a factor in the selection of broker-dealers to execute the Fund's portfolio transactions.

     To the extent consistent with the foregoing, the Fund will be governed in the selection of brokers and dealers, and the negotiation of brokerage commission rates and dealer spreads, by the reliability and quality of the services, including primarily the availability and value of research information and to a lesser extent statistical assistance furnished to the Adviser of the Fund, and their value and expected contribution to the performance of the Fund. It is not possible to place a dollar value on information and services to be received from brokers and dealers, since it is only supplementary to the research efforts of the Adviser. The receipt of research information is not expected to reduce significantly the expenses of the Adviser. The research information and statistical assistance furnished by brokers and dealers may benefit the Life Insurance Company or other advisory clients of the Adviser, and, conversely, brokerage commissions and spreads paid by other advisory clients of the Adviser may result in research information and statistical assistance beneficial to the Fund. The Fund will make no commitments to allocate portfolio transactions upon any prescribed basis. While the Fund's officers will be primarily responsible for the allocation of the Fund's brokerage business, their policies and practices in this regard must be consistent with the foregoing and will at all times be subject to review by the Trustees. For the years ended on December 31, 1993 and 1992, no negotiated brokerage commissions were paid on portfolio transactions. For 1994, negotiated brokerage commissions were $28,975.

     As permitted by Section 28(e) of the Securities Exchange Act of 1934, the Fund may pay to a broker which provides brokerage and research services to the Fund an amount of disclosed commission in excess of the commission which another broker would have charged for effecting that transaction. This practice is subject to a good faith determination by the Trustees that the price is reasonable in light of the services provided and to policies that the Trustees may adopt from time to time. During the fiscal year ended December 31, 1994, the Fund did not pay commissions as compensation to any brokers for research services such as industry, economic and company reviews and evaluations of securities.

     The Adviser's indirect parent, the Life Insurance Company, is the indirect sole shareholder of John Hancock Freedom Securities Corporation and its subsidiaries, three of which, Tucker Anthony Incorporated ("Tucker Anthony") John Hancock Distributors, Inc. ("Distributors") and Sutro & Company, Inc. ("Sutro"), are broker-dealers ("Affiliated Brokers"). Pursuant to procedures determined by the Trustees and consistent with the above policy of obtaining best net results, the Fund may execute portfolio transactions with or through Affiliated Brokers. During the year ended December 31, 1994, the Fund did not execute any portfolio transactions with Affiliated Brokers.

     Any of the Affiliated Brokers may act as broker for the Fund on exchange transactions, subject, however, to the general policy of the Fund set forth above and the procedures adopted by the Trustees pursuant to the Investment Company Act. Commissions paid to an Affiliated Broker must be at least as favorable as those which the Trustees believe to be contemporaneously charged by other brokers in connection with comparable transactions involving similar securities being purchased or sold. A transaction would not be placed with an Affiliated Broker if the Fund would have to pay a commission rate less favorable than the Affiliated Broker's contemporaneous charges for comparable transactions for its other most favored, but unaffiliated, customers, except for accounts for which the Affiliated Broker acts as clearing broker for another brokerage firm, and any customers of the Affiliated Broker not comparable to the Fund as determined by a majority of the Trustees who are not interested persons (as defined in the Investment Company Act) of the Fund, the Adviser or the Affiliated Brokers. Because the Adviser, which is affiliated with the Affiliated Brokers, has, as an investment adviser to the Fund, the obligation to provide investment management services, which includes elements of research and related investment skills, such research and related skills will not be used by the Affiliated Brokers as a basis for negotiating commissions at a rate higher than that determined in accordance with the above criteria. The Fund will not effect principal transactions with Affiliated Brokers.


TRANSFER AGENT SERVICES

     John Hancock Investor Services Corporation. ("Investor Services"), P.O. Box 9116, Boston, MA 02205-9116, a wholly owned indirect subsidiary of the Life Insurance Company, is the transfer and dividend paying agent for the Fund. The Fund pays Investor Services an annual fee for Class A of $19.00 per shareholder account and for Class B shares $21.50, plus certain out-of-pocket expenses.


CUSTODY OF PORTFOLIO

     Portfolio securities of the Fund are held pursuant to a custodian agreement between the Fund and Investors Bank & Trust Company, 24 Federal Street, Boston, Massachusetts 02110. Under the custodian agreement, Investors Bank & Trust performs custody, portfolio and Fund accounting services.


     INDEPENDENT AUDITORS The independent auditors of the Fund are Ernst & Young LLP, 200 Clarendon Street, Boston, Massachusetts 02116. Ernst & Young audits and renders an opinion of the Fund's annual financial statements and prepares the Fund's annual Federal income tax return.

                                   APPENDIX A

                            TAX EXEMPT BOND RATINGS

     Below is a description of the six ratings that may apply to the Fund's investments in Tax-Exempt Bonds.

TAX-EXEMPT BOND RATINGS

     Moody's describes its six highest ratings for Tax-Exempt Bonds as follows:

     Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as 'gilt edge'. Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

     Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities.

     Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment some time in the future.

     Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

     Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

     Bonds which are rated B generally lack characteristics of a desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

     The six highest ratings of Standard & Poor's for Tax-Exempt Bonds are AAA (Prime), AA (High Grade), A (Good Grade), BBB (Medium Grade), BB and B:

     AAA This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

     AA        Bonds rated AA also qualify as high-quality debt obligations.
               Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.

     A Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

     BBB Bonds rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas they normally exhibit protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category.

     BB Debt rated BB has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The BB rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BBB- rating.

     B Debt rated B has a greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The B rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BB or BB- rating.


Fitch describes its ratings for Tax-Exempt Bonds as follows:

     AAA Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

     AA Bonds considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated "AAA". Because bonds rated in the "AAA" and "AA" categories are not significantly vulnerable to foresee uture developments, short-term debt of these issuers is generally rated F-1+.

     A Bonds considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

     BBB Bonds considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse impact on these bonds and, therefore, impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

     BB Bonds are considered speculative. The obligor's ability to pay interest and repay principal may be affected over time by adverse economic changes. However, business and financial alternatives can be identified that could assist the obligor in satisfying its debt service requirements.

     B Bonds are considered highly speculative. While bonds in this class are currently meeting debt service requirements, the probability of continued timely payment of principal and interest reflects the obligor's limited margin of safety and the need for reasonable business and economic activity throughout the life of the issue.

     Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade (MIG). This distinction is in recognition of the differences between short-term credit risk and long-term risk. Factors affecting the liquidity of the borrower are uppermost in importance in short-term borrowing, while various factors of the first importance in bond risk are of lesser importance in the short-term run. Symbols used will be as follows:

     MIG 1 Loans bearing this designation are of the best quality, enjoying strong protection from established cash flows of funds for their servicing or from established and broad-based access to the market for refinancing, or both.

     MIG 2 Loans bearing this designation are of high quality, with margins of protection ample although not so large as in the preceding group.

     MIG 3 Loans bearing this designation are of favorable quality, with all securities elements accounted for but lacking the undeniable strength of the preceding grades. Market access for refinancing, in particular, is likely to be less well established.

     Standard & Poor's ratings for state and municipal notes and other short-term loans are designated Standard & Poor's Grade (SP).

     SP-1 Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.

     SP-2 Satisfactory capacity to pay principal and interest.

     SP-3 Speculative capacity to pay principal and interest.

     Fitch Ratings for short-term debt obligations that are payable on demand or have original maturities of up to three years including commercial paper, certificates of deposits, medium term notes and municipal and investment notes are designated by the following ratings:

     F-1+      Exceptionally Strong Credit Quality. Issues assigned this
     rating are regarded as having the strongest degree of assurance for timely payment.

     F-1 Very Strong Credit Quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated F-1+.

     F-2 Good Credit Quality. Issues assigned this rating have a satisfactory degree of assurance for timely payment, but the margin for safety is not as great as for issues assigned F-1+ and F-1 ratings.

     F-S Weak Credit Quality. Issues assigned this rating have characteristics suggesting a minimal degree of assurance for timely payment and are vulnerable to near-term adverse changes in financial and economic conditions.

                             FINANCIAL STATEMENTS

        The Fund's financial statements at December 31, 1994 are incorporated by reference to the filing: 1994 Annual Report to Shareholders, as filed with the Securities and Exchange Commission on March 2, 1995 (accession number:
000095135-95-000336)

                               John Hancock Funds
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

                                   Tax-Exempt
                                     Income
                                      Fund


                                  ANNUAL REPORT



                                December 31, 1995

                                    TRUSTEES
                             EDWARD J. BOUDREAU, JR.
                                    Chairman
                              DENNIS S. ARONOWITZ*
                            RICHARD P. CHAPMAN, JR.*
                              WILLIAM J. COSGROVE*
                                 GAIL D. FOSLER*
                                  BAYARD HENRY*
                               RICHARD S. SCIPIONE
                               EDWARD J. SPELLMAN*
                         *Members of the Audit Committee

                                    OFFICERS
                             EDWARD J. BOUDREAU, JR.
                      Chairman and Chief Executive Officer
                               ROBERT G. FREEDMAN
                                Vice Chairman and
                            Chief Investment Officer
                                 ANNE C. HODSDON
                                    President
                                THOMAS H. DROHAN
                       Senior Vice President and Secretary
                                 JAMES B. LITTLE
                            Senior Vice President and
                             Chief Financial Officer
                                 SUSAN S. NEWTON
                    Vice President, Assistant Secretary and
                               Compliance Officer
                               JAMES J. STOKOWSKI
                          Vice President and Treasurer

                                    CUSTODIAN
                         INVESTORS BANK & TRUST COMPANY
                                 89 SOUTH STREET
                           BOSTON, MASSACHUSETTS 02111

                                 TRANSFER AGENT
                   JOHN HANCOCK INVESTOR SERVICES CORPORATION
                                  P.O. BOX 9116
                        BOSTON, MASSACHUSETTS 02205-9116

                               INVESTMENT ADVISER
                           JOHN HANCOCK ADVISERS, INC.
                              101 HUNTINGTON AVENUE
                        BOSTON, MASSACHUSETTS 02199-7603

                              PRINCIPAL DISTRIBUTOR
                            JOHN HANCOCK FUNDS, INC.
                              101 HUNTINGTON AVENUE
                        BOSTON, MASSACHUSETTS 02199-7603

                                  LEGAL COUNSEL
                                  HALE AND DORR
                                 60 STATE STREET
                           BOSTON, MASSACHUSETTS 02109

                              INDEPENDENT AUDITORS
                                ERNST & YOUNG LLP
                              200 CLARENDON STREET
                           BOSTON, MASSACHUSETTS 02116

                               CHAIRMAN'S MESSAGE

DEAR FELLOW SHAREHOLDERS:

[A 1 1/4" x 1" photo of Edward J. Boudreau Jr., Chairman and Chief Executive Officer, flush right, next to second paragraph.]

The stock market's record-breaking, whirlwind performance in 1995 will be a tough act to follow in 1996. In fact, we've already seen greater market volatility this year, particularly among last year's leaders -- technology stocks. That's to be expected after a year that saw market indexes soar, including the Standard & Poor's 500-Stock Index's 37% advance. While many of the same economic conditions that fostered the stellar 1995 market are still in place -- slow economic growth, muted inflation and decent corporate earnings -- it would be unrealistic to expect the market to stage a repeat in 1996. The old saying "trees don't grow to the sky" comes to mind. Shareholders would do well to temper expectations of investment returns and perhaps revisit their investment allocations with their financial advisor to determine if rebalancing their portfolio makes sense.

   No matter how you scale back your market expectations, you should always be able to count on consistent customer service performance. At John Hancock Funds, we never stop working to find ways to sustain and improve the quality of information and the level of assistance we provide you. Our commitment to this task is no less than John Hancock's loyalty was to his fledgling country when he is said to have uttered, "if it does the public good, burn Boston." We won't go that far, of course, but we share our namesake's dedication to putting the public before all else.

   In our case, that public is you, our shareholders. We take very seriously the role you have entrusted to us, that of helping you achieve your financial goals. Part of that will always involve good customer service. So please do not hesitate to call your Customer Service Representative at 1-800-225-5291 if you have any questions or need information. We take pride in helping you with the same spirit that John Hancock displayed at the dawning of America.

Sincerely,


/s/ Edward J. Boudreau, Jr.
---------------------------

EDWARD J. BOUDREAU, JR., CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                     BY THOMAS C. GOGGINS, PORTFOLIO MANAGER

                                  JOHN HANCOCK
                             TAX-EXEMPT INCOME FUND

             MUNICIPAL BONDS ENJOY STRONGEST YEAR IN NEARLY A DECADE

Municipal bonds enjoyed an impressive comeback in 1995, posting some of their best returns in nearly a decade. From the very outset of the year, all bond markets, including the municipal market, rallied on news that the economy's rate of growth was slowing and inflation was subdued. The year-long rally was beneficial to municipal bonds -- particularly in the first quarter, when they rated as the top fixed-income category during that period.

   However, by spring the municipal bond market stalled as talk of tax reform took center stage. Investors worried that various proposals -- particularly the flat-tax proposal -- might affect the attractiveness of municipals if enacted. That political rhetoric caused municipals to underperform Treasury bonds in the second quarter. While we and many other market participants believe that the flat tax doesn't stand much of a chance of being enacted before 1998, if ever, the market nonetheless used the topic as an excuse to consolidate.

[A 2 1/4" x 3" photo of Thomas C. Goggins at bottom right. Caption reads:
"Thomas C. Goggins, Portfolio Manager".]

   By the second half of the year, municipals -- which were priced attractively relative to taxable bonds at the time -- began to move up again as supply waned and demand strengthened. Two interest-rate cuts by the Federal Reserve Board gave the muni market an added boost. All in all, municipal bond funds enjoyed their strongest performance since 1986.

   The municipal bond market's strong performance was reflected in John Hancock Tax-Exempt Income Fund's performance. For the 12 months ended December 31, 1995, the Fund's Class A and Class B shares posted total returns of 16.60% and 15.70%, respectively, at net asset value. Those returns compared to


                                   [CAPTION]
          "Municipal bonds enjoyed an impressive comeback in 1995..."

                   John Hancock Funds - Tax-Exempt Income Fund


[Chart with heading "Top Five Sectors" at top of left hand column. The chart lists five sectors: 1) Electric Utilities 21%; 2) Transportation 20%; 3) Pollution Control 17%; 4) Health Care 13%; 5) Industrial Revenue Bonds 7%. Footnote below reads: "As a percentage of net assets on December 31, 1995."]

the average municipal bond fund's return of 16.84% for the same period, according to Lipper Analytical Services.(1)

STRATEGIC CHANGES

Due to several portfolio changes we made over the past six months, the Fund's performance gained ground on our competitors throughout the year and ended the period matching its peers. First, we focused on adding more discount bonds. During periods of falling interest rates, discount bonds -- which sell below their par (face) value -- generally appreciate more than par bonds, and more than premium bonds that sell above par value.

   Second, we worked steadily all year to improve the call protection of the Fund. We did that by adding more non-callable bonds, which can't be redeemed by their issuer before their scheduled maturity date. Non-callable bonds offer the advantages of a predictable stream of income and the ability to outperform the market. What's more, because they are relatively scarce, non-callables tend to be more easily traded, or liquid.

[Table entitled "Scorecard" at bottom left hand column. The header for the left column is "Category"' the header for the right column is "Trend...and what's driving it." The first listing is "Wayne County/Northwest Airlines" followed by an up arrow and the phrase "Improving profitability for airline". The second listing is "Indianapolis/United Airlines" followed by an up arrow and the phrase "Growth in revenues and earnings". The third listing is "Housing bonds" followed by a flat arrow and the phrase "Rising risk of prepayments". Footnote below reads: "See "Schedule of Investments." Investment holdings are subject to change.]

   Finally, we actively managed the Fund's duration, which measures how sensitive its share price is to changes in interest rates. The longer a fund's duration, the more its share price will rise when interest rates are falling and fall when interest rates are rising. At the beginning of the year, the Fund's duration was relatively long, which helped its performance in the first quarter of the year. But by the end of June, we had shortened our duration in response to the spring's more volatile market. We reversed course and lengthened our duration again in mid-summer because we felt that interest rates would continue to decline. That strategy ultimately benefited the Fund when the Federal Reserve made two interest rate cuts in the second half of the year.

FOCUS ON SECTORS

While we kept the Fund's stake in health-care bonds steady at about 13% of investments, we made some changes among those holdings. Heightened competition and proposed cuts in Medicare and Medicaid have made the fate of many hospitals and health-care organizations much less certain. As a result, we sold some of what we believed to be the more vulnerable holdings and concentrated on individual hospitals that we believe will be able to withstand, and even benefit from, a more competitive environment.

   We used some of the proceeds to purchase industrial revenue bonds, a sector that generally performed well during the period. Bonds issued by the city of Walla Walla, Washington for


                                   [CAPTION]
  "...industrial revenue bonds... generally performed well during the period."

[Bar chart with heading "Fund Performance" at top of left hand column. Under the heading is the footnote: "For the year ended December 31, 1995." The chart is scaled in increments of 5% from bottom to top, with 20% at the top and 0% at the bottom. Within the chart there are three solid bars. The first represents the 16.60% total return for John Hancock Tax-Exempt Income Fund: Class A. The second represents the 15.70% total return for John Hancock Tax-Exempt Income Fund:
Class B. The third represents the 16.84% total return of the average general municipal bond fund. A footnote below states: "Total returns for John Hancock Tax-Exempt Income Fund are at net asset value with all distributions reinvested. The average general municipal bond fund is tracked by Lipper Analytical Services. See following page for historical performance information."]

a Scott Paper facility that recycles paper into liner board did well on the improving fundamentals of the paper industry. During the past six months we also added some airline bonds including those issued by Wayne County, Michigan for Northwest Airlines, which will fund the remodeling of the airline's terminal at Detroit's Metropolitan Airport. Another addition was on airline bond issued by Indianapolis, Indiana for a United Airlines maintenance facility. These bonds also performed well as a result of increased profitability in the airline sector.

   Not all sectors of the municipal market participated equally in the rally. Housing bonds were generally laggards throughout 1995. These bonds typically underperform other sectors when the market is rising, because there is some concern that they will be paid off before their scheduled maturity dates. However, we held onto them because they are generally high-quality bonds which offer relatively high yields.

OUTLOOK

   Political haggling over various tax-reform proposals could continue to draw headlines in 1996. If that is the case, the municipal bond market could experience further volatility in the months to come. Our view is that it's unlikely that any significant tax reform will be enacted within the next two years. And we're not even convinced that the flat tax is viable. So we think the market has overreacted.

   We believe that the tax-reform scare has actually created an opportunity. At the end of 1995, municipals were priced attractively compared to Treasuries. In fact, there was only one other time in recent history that municipals were this cheap relative to Treasuries. In our experience, it is in times like these that municipals offer good value for investors seeking after-tax income.

   It may be difficult for municipals to achieve the same exceptional gains they made in 1995. However, there are several reasons why we're optimistic about 1996. We believe that economic growth will continue to slow, inflation will remain subdued and, as a result, interest rates can continue to fall this year. Since bond prices generally move in the opposite direction of interest rates, that could be good news for bonds. What's more, the supply of new municipals issued should remain relatively weak. And if demand stays constant or improves, that too could be a positive.

--------------------------------------------------------------------------------
(1) Figures from Lipper Analytical Services include reinvested dividends and do not take into account sales charges. Actual load-adjusted performance is lower.

    This commentary reflects the views of the portfolio manager through the end of the Fund's period discussed in this report. Of course, the manager's views are subject to change as market and other conditions warrant.


                                   [CAPTION]
                       "...we're optimistic about 1996."

                             A LOOK AT PERFORMANCE

The tables on the right show the cumulative total returns and the average annual total returns for the John Hancock Tax-Exempt Income Fund. Total return is a performance measure that equals the sum of all dividends and capital gains, assuming reinvestment of these distributions and the change in the price of the Fund's average net assets. Performance figures include the maximum applicable sales charge of 4.50% for Class A shares. The effect of the maximum contingent deferred sales charge for Class B shares (maximum 5% and declining to 0% over six years) is included in Class B performance. Performance is affected by a 12b-1 plan, which commenced on March 24, 1987 and January 3, 1994 for both Class A and Class B shares, respectively. Remember that all figures represent past performance and are no guarantee of how the Fund will perform in the future. Also, keep in mind that the total return and share price of the Fund's investments will fluctuate. As a result, your Fund's shares may be worth more or less than their original cost, depending on when you sell them.


Note: A portion of the Fund's income may be subject to taxes. Some investors may be subject to the Alternative Minimum Tax. Capital gains are taxable.


                            CUMULATIVE TOTAL RETURNS
--------------------------------------------------------------------------------
FOR THE PERIOD ENDED DECEMBER 31, 1995

                                                ONE      FIVE        MOST RECENT
                                               YEAR      YEARS        TEN YEARS
                                               ----      -----       -----------
Tax-Exempt Income Fund: Class A               11.33%     42.08%         121.64%
Tax-Exempt Income Fund: Class B               10.73%      4.52%(1)       N/A


                          AVERAGE ANNUAL TOTAL RETURNS
--------------------------------------------------------------------------------
FOR THE PERIOD ENDED DECEMBER 31, 1995

                                               ONE       FIVE        MOST RECENT
                                               YEAR      YEARS        TEN YEARS
                                               ----      -----       ----------

Tax-Exempt Income Fund: Class A               11.33%      7.28%          8.28%
Tax-Exempt Income Fund: Class B               10.73%      2.24%(1)       N/A

                                     YIELDS
--------------------------------------------------------------------------------
AS OF DECEMBER 31, 1995

                                                                      SEC 30-DAY
                                                                         YIELD
                                                                         -----
Tax-Exempt Income Fund: Class A                                          4.65%
Tax-Exempt Income Fund: Class B                                          4.17%


                              NOTES TO PERFORMANCE
(1) Class B shares started on January 3, 1994.

                    WHAT HAPPENED TO A $10,000 INVESTMENT...


The charts on the right show how much a $10,000 investment in the John Hancock Tax-Exempt Income Fund would be worth on December 31, 1995, assuming you have been invested for the past ten years or since the day each class of shares started and reinvested all distributions. For comparison, we've shown the same $10,000 investment in the Lehman Brothers Municipal Bond Index -- an unmanaged index that includes approximately 15,000 bonds and is commonly used as a measure of bond performance.

[Tax Exempt Income Fund
Class A shares

Line chart with the heading Tax Exempt Income Fund: Class A, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are three lines.

The first line represents the value of the Lehman Brothers Municipal Bond Index and is equal to $24,202 as of December 31, 1995. The second line represents the value of the hypothetical $10,000 investment made in the Tax Exempt Income Fund on December 31, 1985, before sales charge, and is equal to $23,212 as of December 31, 1995. The third line represents the Tax Exempt Income Fund after sales charge and is equal to $22,164 as of December 31, 1995.]

[Tax Exempt Income Fund
Class B shares

Line chart with the heading Tax Exempt Income Fund: Class B, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are three lines.

The first line represents the value of the Lehman Brothers Municipal Bond Index and is equal to $11,138 as of December 31, 1995. The second line represents the value of the hypothetical $10,000 investment made in the Tax Exempt Income Fund on January 3, 1994, before contingent deferred sales charge, and is equal to $10,852 as of December 31, 1995. The third line represents the Tax Exempt Income Fund after contingent deferred sales charge and is equal to $10,452 as of December 31, 1995.]

                              FINANCIAL STATEMENTS

                   John Hancock Funds - Tax-Exempt Income Fund


THE STATEMENT OF ASSETS AND LIABILITIES IS THE FUND'S BALANCE SHEET AND SHOWS THE VALUE OF WHAT THE FUND OWNS, IS DUE AND OWES ON DECEMBER 31, 1995. YOU'LL ALSO FIND THE NET ASSET VALUE PER SHARE AS OF THAT DATE.


STATEMENT OF ASSETS AND LIABILITIES
December 31, 1995
--------------------------------------------------------------------------------

ASSETS:
  Investments at value - Note C:
   Tax-exempt long-term bonds
     (cost - $473,955,312) .................................      $ 516,930,920
  Receivable for shares sold ...............................             53,251
  Receivable for investments sold ..........................            561,000
  Interest receivable ......................................         11,112,667
  Segregated assets for financial futures contracts ........            112,500
  Other assets .............................................             10,445
                                                                  -------------
                    Total Assets ...........................        528,780,783
                    -----------------------------------------------------------
LIABILITIES:
  Temporary overdraft of cash ..............................          4,544,139
  Dividend payable .........................................             72,239
  Payable for shares repurchased ...........................                348
  Payable for investments purchased ........................         19,433,358
  Payable for futures variation margin - Note A ............             23,437
  Payable to John Hancock Advisers, Inc. ...................
   and affiliates - Note B .................................            255,355
  Accounts payable and accrued expenses ....................             74,068
                                                                  -------------
                    Total Liabilities ......................         24,402,944
                    -----------------------------------------------------------
NET ASSETS:
  Capital paid-in ..........................................        470,926,567
  Accumulated net realized loss on investments
   and financial futures contracts .........................         (9,352,555)
  Net unrealized appreciation of investments
   and financial futures contracts .........................         42,713,108
  Undistributed net investment income ......................             90,719
                                                                  -------------
                    Net Assets .............................      $ 504,377,839
                    ============================================================
NET ASSET VALUE PER SHARE:
  (Based on net asset values and shares of beneficial
  interest outstanding - unlimited number of shares
  authorized with no par value, respectively)
  Class A - $495,730,615/45,056,903.........................      $       11.00
  =============================================================================
  Class B - $8,647,224/786,183..............................      $       11.00
  =============================================================================
MAXIMUM OFFERING PRICE PER SHARE*
  Class A - ($11.00 x 104.71%)..............................      $       11.52
  =============================================================================

* On single retail sales of less than $100,000. On sales of $100,000 or more and on group sales the offering price is reduced.

THE STATEMENT OF OPERATIONS SUMMARIZES THE FUND'S INVESTMENT INCOME EARNED AND EXPENSES INCURRED IN OPERATING THE FUND. IT ALSO SHOWS NET GAINS (LOSSES) FOR THE PERIOD STATED.

STATEMENT OF OPERATIONS
Year ended December 31, 1995

INVESTMENT INCOME:
  Interest ..................................................     $  31,894,499
                                                                  -------------
  Expenses:
   Investment management fee - Note B .......................         2,683,990
   Distribution/service fee - Note B
     Class A ................................................         1,445,720
     Class B ................................................            61,171
   Transfer agent fee - Note B ..............................           695,061
   Custodian fee ............................................           112,143
   Printing .................................................            52,606
   Trustees' fees ...........................................            46,423
   Auditing fee .............................................            40,314
   Registration and filing fees .............................            37,810
   Miscellaneous ............................................            19,493
   Legal fees ...............................................             8,824
                                                                  -------------
                    Total Expenses ..........................         5,203,555
                    -----------------------------------------------------------
                    Less Expense Reductions -
                    Note B ..................................           (76,644)
                    -----------------------------------------------------------
                    Net Expenses ............................         5,126,911
                    -----------------------------------------------------------
                    Net Investment Income ...................        26,767,588
                    -----------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
AND FINANCIAL FUTURES CONTRACTS:
  Net realized loss on investments sold .....................        (1,285,961)
  Net realized loss on financial futures contracts ..........        (4,504,789)
  Change in net unrealized appreciation/depreciation
   of investments ...........................................        53,660,722
  Change in net unrealized appreciation/depreciation
   of financial futures contracts ...........................           732,812
                                                                  -------------
                    Net Realized and Unrealized
                    Gain on Investments and
                    Financial Futures Contracts .............        48,602,784
                    -----------------------------------------------------------
                    Net Increase in Net Assets
                    Resulting from Operations ...............     $  75,370,372
                    ===========================================================

                       SEE NOTES TO FINANCIAL STATEMENTS.

                              FINANCIAL STATEMENTS

                   John Hancock Funds - Tax-Exempt Income Fund

STATEMENT OF CHANGES IN NET ASSETS
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         YEAR ENDED DECEMBER 31,
                                                                                                      ----------------------------
                                                                                                           1995            1994
                                                                                                      -------------   ------------
FROM OPERATIONS:
  Net investment income ............................................................................  $ 26,767,588    $ 27,304,035
  Net realized loss on investments sold and financial futures contracts ............................    (5,790,750)     (3,466,027)
  Change in net unrealized appreciation/depreciation of investments and financial futures contracts.    54,393,534     (55,445,616)
                                                                                                      ------------    ------------
    Net Increase (Decrease) in Net Assets Resulting from Operations ...............................     75,370,372     (31,607,608)
                                                                                                      ------------    ------------
DISTRIBUTIONS TO SHAREHOLDERS:
  Dividends from net investment income
   Class A - ($0.5754 and $0.5664 per share, respectively) .........................................   (26,480,078)    (27,204,549)
   Class B ** - ($0.4931 and $0.4918 per share, respectively) ......................................      (287,510)        (99,486)
  Dividends from net realized gain on investments sold and financial futures contracts
   Class A - (none and $0.0296 per share, respectively) ............................................            --      (1,428,226)
   Class B ** - (none and $0.0296 per share, respectively) .........................................            --          (2,933)
                                                                                                      ------------    ------------
     Total Distributions to Shareholders ...........................................................   (26,767,588)    (28,735,194)
                                                                                                      ------------    ------------

FROM FUND SHARE TRANSACTIONS-- NET* ................................................................   (15,673,735)     (9,489,468)
                                                                                                      ------------    ------------

NET ASSETS:
  Beginning of period ..............................................................................   471,448,790     541,281,060
                                                                                                      ------------    ------------
  End of period (including undistributed net investment income of $90,719 and $2,796, respectively).  $504,377,839    $471,448,790
                                                                                                      ============    ============

* ANALYSIS OF FUND SHARE TRANSACTIONS:

                                                                                         YEAR ENDED DECEMBER 31,
                                                                       -----------------------------------------------------------
                                                                                   1995                           1994
                                                                       ---------------------------    ----------------------------
                                                                          SHARES         AMOUNT           SHARES         AMOUNT
                                                                       ----------     ------------    ------------    ------------
CLASS A
  Shares sold ......................................................    5,088,200     $ 53,881,602       3,879,115    $ 40,764,635
  Shares issued to shareholders in reinvestment of distributions ...    1,996,923       21,071,918       2,197,798      22,752,848
                                                                       ----------     ------------    ------------    ------------
                                                                        7,085,123       74,953,520       6,076,913      63,517,483
  Less shares repurchased ..........................................   (8,974,201)     (94,717,342)     (7,437,980)    (77,174,049)
                                                                       ----------     ------------    ------------    ------------
    Net decrease ...................................................   (1,889,078)    $(19,763,822)     (1,361,067)   $(13,656,566)
                                                                       ==========     ============    ============    ============
CLASS B**
  Shares sold ......................................................      434,135     $  4,589,783         427,397    $  4,462,005
  Shares issued to shareholders in reinvestment of distributions ...       19,968          211,465           8,004          81,368
                                                                       ----------     ------------    ------------    ------------
                                                                          454,103        4,801,248         435,401       4,543,373
  Less shares repurchased ..........................................      (67,125)        (711,161)        (36,196)       (376,275)
                                                                       ----------     ------------    ------------    ------------
    Net increase ...................................................      386,978     $  4,090,087         399,205    $  4,167,098
                                                                       ==========     ============    ============    ============

** Class B shares commenced operations on January 3, 1994


                       SEE NOTES TO FINANCIAL STATEMENTS.

                              FINANCIAL STATEMENTS

                   John Hancock Funds - Tax-Exempt Income Fund


FINANCIAL HIGHLIGHTS
Selected data for each share of beneficial interest outstanding throughout the periods indicated, investment returns, key ratios, and supplemental data are as follows:
---------------------------------------------------------------------------------------------------------------------------

                                                                                    YEAR ENDED DECEMBER 31,
                                                                   --------------------------------------------------------
                                                                     1995          1994        1993       1992       1991
                                                                   --------      --------    --------   --------   --------
CLASS A
PER SHARE OPERATING PERFORMANCE
  Net Asset Value, Beginning of Period...........................  $   9.96      $  11.21    $  10.96   $  11.01   $  10.59
                                                                   --------      --------    --------   --------   --------
  Net Investment Income..........................................      0.58(d)       0.57        0.58       0.63       0.68
  Net Realized and Unrealized Gain (Loss) on Investments and
   Financial Futures Contracts...................................      1.04         (1.22)       0.66       0.26       0.57
                                                                   --------      --------    --------   --------   --------
     Total from Investment Operations............................      1.62         (0.65)       1.24       0.89       1.25
                                                                   --------      --------    --------   --------   --------
  Less Distributions:
   Dividends from Net Investment Income..........................     (0.58)        (0.57)      (0.58)     (0.63)     (0.68)
   Distributions from Net Realized Gain on Investments Sold and
     Financial Futures Contracts.................................        --         (0.03)      (0.41)     (0.31)     (0.15)
                                                                   --------      --------    --------   --------   --------
     Total Distributions.........................................     (0.58)        (0.60)      (0.99)     (0.94)     (0.83)
                                                                   --------      --------    --------   --------   --------
  Net Asset Value, End of Period.................................  $  11.00      $   9.96    $  11.21   $  10.96   $  11.01
                                                                   ========      ========    ========   ========   ========
  Total Investment Return at Net Asset Value(c)..................     16.60%        (5.90%)     11.53%      8.35%     12.18%

RATIOS AND SUPPLEMENTAL DATA
  Net Assets, End of Period (000's Omitted)......................  $495,731      $467,475    $541,281   $481,730   $422,311
  Ratio of Expenses to Average Net Assets........................      1.04%         1.11%       1.27%      1.28%      1.21%
  Ratio of Net Investment Income to Average Net Assets...........      5.49%         5.43%       5.06%      5.71%      6.23%
  Portfolio Turnover Rate........................................       133%           74%         81%        93%        56%


THE FINANCIAL HIGHLIGHTS SUMMARIZES THE IMPACT OF THE FOLLOWING FACTORS ON A SINGLE SHARE FOR THE PERIOD INDICATED: NET INVESTMENT INCOME, GAINS (LOSSES), DIVIDENDS AND TOTAL INVESTMENT RETURN OF THE FUND. IT SHOWS HOW THE FUND'S NET ASSET VALUE FOR A SHARE HAS CHANGED SINCE THE END OF THE PREVIOUS PERIOD. ADDITIONALLY, IMPORTANT RELATIONSHIPS BETWEEN SOME ITEMS PRESENTED IN THE FINANCIAL STATEMENTS ARE EXPRESSED IN RATIO FORM.

                       SEE NOTES TO FINANCIAL STATEMENTS.

                              FINANCIAL STATEMENTS


                   John Hancock Funds - Tax-Exempt Income Fund


FINANCIAL HIGHLIGHTS (continued)
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                                 FOR THE PERIOD
                                                                                                                 JANUARY 3, 1994
                                                                                                                 (COMMENCEMENT
                                                                                                                 OF OPERATIONS)
                                                                                                 YEAR ENDED      TO DECEMBER 31,
                                                                                              DECEMBER 31, 1995       1994
                                                                                              -----------------  ---------------
CLASS B
PER SHARE OPERATING PERFORMANCE
  Net Asset Value, Beginning of Period......................................................      $ 9.95             $11.17(a)
                                                                                                  ------             ------
  Net Investment Income.....................................................................        0.49(d)            0.49
  Net Realized and Unrealized Gain (Loss) on Investments and Financial Futures Contracts....        1.05              (1.19)
                                                                                                  ------             ------
     Total from Investment Operations.......................................................        1.54              (0.70)
                                                                                                  ------             ------
  Less Distributions:
   Dividends from Net Investment Income.....................................................       (0.49)             (0.49)
   Distributions from Net Realized Gain on Investments Sold and Financial Futures Contracts.          --              (0.03)
                                                                                                  ------             ------
     Total Distributions....................................................................       (0.49)             (0.52)
                                                                                                  ------             ------
  Net Asset Value, End of Period............................................................      $11.00             $ 9.95
                                                                                                  ======             ======
  Total Investment Return at Net Asset Value(c).............................................       15.70%             (6.23%)(b)

RATIOS AND SUPPLEMENTAL DATA
  Net Assets, End of Period (000's Omitted).................................................      $8,647             $3,974
  Ratio of Expenses to Average Net Assets...................................................        1.82%              1.83%*
  Ratio of Net Investment Income to Average Net Assets......................................        4.70%              4.88%*
  Portfolio Turnover Rate...................................................................         133%                74%

 *  On an annualized basis.
(a) Initial price to commence operations.
(b) Not annualized.
(c) Total investment return assumes dividend reinvestment and does not reflect the effect of sales charges.
(d) On average month end shares outstanding.

                       SEE NOTES TO FINANCIAL STATEMENTS.

                              FINANCIAL STATEMENTS

                   John Hancock Funds - Tax-Exempt Income Fund


THE SCHEDULE OF INVESTMENTS IS A COMPLETE LIST OF ALL SECURITIES OWNED BY TAX-EXEMPT INCOME FUND ON DECEMBER 31, 1995. THE TAX-EXEMPT LONG-TERM BONDS ARE FURTHER BROKEN DOWN BY STATE. UNDER EACH STATE IS A LIST OF THE SECURITIES OWNED BY THE FUND.


SCHEDULE OF INVESTMENTS
December 31, 1995

                                                                                                  PAR VALUE                 YIELD
                                                                INTEREST  MATURITY      S&P         (000'S     MARKET         AT
STATE, ISSUER, DESCRIPTION                                        RATE      DATE     RATING****    OMITTED)     VALUE       MARKET+
--------------------------                                        ----      ----     ----------    --------     -----       -------
TAX-EXEMPT LONG-TERM BONDS
ALABAMA (1.10%)
  Mobile Industrial Development Board,
   Solid Waste Disp Rev Ref Mobile Energy Serv Co Proj.....      6.950%   01/01/20      BBB-     $ *5,250    $ 5,547,833     6.58%
                                                                                                             -----------
ALASKA (0.50%)
  Alaska Housing Finance Corp,
   Ins Mtg Prog 1990 1st Ser...............................      7.750    12/01/14      A+          1,000      1,065,590     7.27
   Ins Mtg Prog 1990 1st Ser...............................      7.800    12/01/30      A+          1,380      1,463,200     7.36
                                                                                                             -----------
                                                                                                               2,528,790
                                                                                                             -----------
ARIZONA (2.88%)
  Maricopa County Pollution Control Corp,
   Poll Control Rev Ref Ser A Public Service Co Palo
     Verde Proj ...........................................      6.375    08/15/23      BB         *8,550      8,445,263     6.45
Phoenix, City of,
   GO Ref Ser A............................................      6.250    07/01/16      AA+        *2,700      3,107,052     5.43
  Salt River Project Agricultural Improvement and Power
   District, Salt River Proj Elec Sys Rev Ref Ser 1993C....      5.250    01/01/19      AA          3,000      2,948,880     5.34
                                                                                                             -----------
                                                                                                              14,501,195
                                                                                                             -----------
CALIFORNIA (18.49%)
  Central Coast Water Auth,
   Rev Regional Facil St Wtr Proj..........................      6.350    10/01/07      AAA        *2,090      2,286,126     5.81
  Central Valley Financing Auth,
   Cogeneration Proj Rev Carson Ice-Gen Proj Ser 1993......      6.100    07/01/13      BBB-       *1,000      1,020,950     5.97
   Cogeneration Proj Rev Carson Ice-Gen Proj Ser 1993......      6.200    07/01/20      BBB-        5,000      5,107,950     6.07
  Duarte, City of,
   Cert of Part City of Hope National Medical Center Proj..      6.250    04/01/23      Baa1***    *1,500      1,484,325     6.32
  Foothill/Eastern Transportation Corridor Agency,
   Toll Rd Rev Fixed Rate Cap Apprec Ser 1995A.............       Zero    01/01/19      BBB-      *36,600      8,629,914     6.38
   Toll Rd Rev Fixed Rate Cap Apprec Ser 1995A.............       Zero    01/01/20      BBB-      *10,000      2,214,300     6.38
   Toll Rd Rev Fixed Rate Current Int Ser 1995A............      6.000    01/01/16      BBB-      *13,500     13,550,760     5.98
  Hawaiian Gardens Redevelopment Agency,
   Tax Alloc Ref Proj No 1.................................      6.200    12/01/23      BBB        *3,000      3,004,830     6.19
  Los Angeles, County of,
   Cert of Part Civic Center Heating & Refrigeration Plant
   Proj ...................................................      8.000    06/01/10      A           1,000      1,107,630     7.22
  Madera, County of,
   Cert of Part Valley Children's Hosp Proj................      6.500    03/15/15      AAA       *13,185     15,162,882     5.65

                       SEE NOTES TO FINANCIAL STATEMENTS.

                              FINANCIAL STATEMENTS

                   John Hancock Funds - Tax-Exempt Income Fund


                                                                                                  PAR VALUE                  YIELD
                                                                INTEREST  MATURITY      S&P         (000'S      MARKET         AT
STATE, ISSUER, DESCRIPTION                                        RATE      DATE     RATING****    OMITTED)      VALUE       MARKET+
--------------------------                                        ----      ----     ----------    --------      -----       -------
CALIFORNIA (CONTINUED)
  Metropolitan Water District,
   Southern Calif Waterworks Rev Ser A.....................      5.500%   07/01/25     AAA         $*11,000   $11,074,580     5.46%
   Southern Calif Waterworks Rev Reg Inverse Floater.......      7.560#   08/05/22     AA            *5,000     5,212,500     7.25
  Sacramento Power Auth,
   Rev 1995 Ser Cogeneration Proj..........................      6.000    07/01/22     BBB-          *5,000     4,988,800     6.01
  San Bernardino, County of,
   Cert of Part Ser 1994 Medical Center Fin Proj...........      5.500    08/01/17     A-            *9,130     8,740,514     5.75
   Cert of Part Ser 1994 Medical Center Fin Proj...........      5.500    08/01/22     A-            *2,500     2,363,275     5.82
  San Joaquin Hills Transportation Corridor Agency,
   Toll Rd Rev Jr Lien Cap Apprec..........................       Zero    01/01/28     BBB***        *1,550       147,777     7.48
   Toll Rd Rev Sr Lien.....................................      5.000    01/01/33     BBB***        *1,435     1,228,274     5.84
   Toll Rd Rev Sr Lien Cap Apprec..........................       Zero    01/01/14     BBB***        *5,000     1,656,650     5.97
   Toll Rd Rev Sr Lien Cap Apprec..........................       Zero    01/01/21     BBB***          *375        78,934     6.33
   Toll Rd Rev Sr Lien Cap Apprec..........................       Zero    01/01/22     BBB***        *5,000       988,850     6.33
   Toll Rd Rev Sr Lien Conv Cap Apprec.....................       Zero    01/01/05     BBB***        *2,500     1,837,075     3.45
  Southern California Public Power Auth,
   Rev Elec Pwr & Light Imp................................      6.750    07/01/11     A             *1,195     1,383,547     5.83
                                                                                                              -----------
                                                                                                               93,270,443
                                                                                                              -----------
COLORADO (2.17%)
  Arapahoe County Capital Improvement Trust Fund,
   Highway Rev Current Ser E-470...........................      6.950    08/31/20     Baa***        *5,000     5,416,750     6.42
  Denver, City and County of,
   Airport Sys Rev Ser 1992A...............................      7.250    11/15/25     BBB           *5,000     5,512,400     6.58
                                                                                                              -----------
                                                                                                               10,929,150
                                                                                                              -----------
CONNECTICUT (0.38%)
  Connecticut State Health and Educational Facilities Auth,
   Rev Ser D Quinnipiac College Iss........................      6.000    07/01/23     BBB-           2,000     1,889,700     6.35
                                                                                                              -----------
DELAWARE (0.99%)
  Delaware State Economic Development Auth,
   Rev Ref Poll Control Ser B Delmarva Pwr Proj............      6.750    05/01/19     AAA           *4,500     4,973,175     6.11
                                                                                                              -----------
FLORIDA (3.60%)
  Broward, County of,
   Resource Recovery Rev Ser 1984 Ses Broward Co. L.P.
    South Proj ............................................      7.950    12/01/08     A              4,445     5,030,051     7.03
  Florida, State of,
   Sunshine Skyway Rev Ser of 1984.........................     10.250    06/01/10     AAA            1,250     1,385,087     9.25
  Hillsborough, County of,
   Ref Util Rev Ser 1991A..................................      7.000    08/01/14     BBB+           1,245     1,343,990     6.48
  Orlando Utilities Commission,
   Wtr & Elec Sub Rev Ser 1989D............................      6.750    10/01/17     AA-            2,200     2,650,626     5.60
  Palm Beach, County of,
   Solid Waste Ind'l Dev Rev Ser 1993A Okeelanta Pwr Lp
    Proj ..................................................      6.850    02/15/21     BBB-***        7,500     7,728,825     6.65
                                                                                                              -----------
                                                                                                               18,138,579
                                                                                                              -----------

                       SEE NOTES TO FINANCIAL STATEMENTS.

                              FINANCIAL STATEMENTS

                   John Hancock Funds - Tax-Exempt Income Fund

                                                                                                  PAR VALUE                  YIELD
                                                                INTEREST  MATURITY      S&P         (000'S      MARKET         AT
STATE, ISSUER, DESCRIPTION                                        RATE      DATE     RATING****    OMITTED)      VALUE       MARKET+
--------------------------                                        ----      ----     ----------    --------      -----       -------
GEORGIA (1.22%)
  Georgia Municipal Electric Auth,
   Pwr Rev Ref Ser BB......................................      5.700%   01/01/19     A           $ *1,000   $ 1,029,890     5.53%
   Pwr Rev Ser M...........................................      8.375    01/01/20     A              1,000     1,059,560     7.90
  Municipal Electric Auth,
   Spec Oblig 5th Crossover Proj 1.........................      6.500    01/01/17     AAA           *3,500     4,072,390     5.59
                                                                                                              -----------
                                                                                                                6,161,840
                                                                                                              -----------
ILLINOIS (4.09%)
  Chicago, City of,
   Chicago-O'Hare Int'l Airport Gen Airport Rev 1990 Ser A.      7.500    01/01/16     A+             2,000     2,207,680     6.79
   Chicago-O'Hare Int'l Airport Int'l Terminal Spec Rev
    Ser 1992 ..............................................      6.750    01/01/12     AAA            3,000     3,269,940     6.19
   Chicago-O'Hare Int'l Airport Spec Facil Rev Ser 1990A
     American Airlines Proj................................      7.875    11/01/25     BB+            3,000     3,273,960     7.22
   Chicago-O'Hare Int'l Airport Spec Facil Rev Ser 1992
     Delta Airlines Terminal Proj..........................      6.450    05/01/18     BB            *3,000     3,075,390     6.29
  Illinois Development Finance Auth,
   Poll Control Rev Ref Commonwealth Edison Co Proj........      5.850    01/15/14     BBB           *3,000     2,902,590     6.05
   Rev Cap Apprec Lockport School District Proj............       Zero    01/01/14     AAA           *5,650     2,157,791     5.42
   Rev Cap Apprec Lockport School District Proj............       Zero    01/01/15     AAA           *5,935     2,147,877     5.42
  Illinois Health Facilities Auth,
   Rev Ref Ser 1992 Mercy Hosp & Medical Center Proj.......      7.000    01/01/07     A-             1,500     1,606,725     6.54
                                                                                                              -----------
                                                                                                               20,641,953
                                                                                                              -----------
INDIANA (0.20%)
  Indianapolis Airport Auth,
   Spec Facil Rev Ser A United Airlines Proj...............      6.500    11/15/31     BB            *1,000     1,022,330     6.36
                                                                                                              -----------
KANSAS (0.47%)
  Johnson County Water District No. 1,
   Wtr Rev Ref Ser 1984....................................     10.500    12/01/08     AAA            2,000     2,351,720     8.93
                                                                                                              -----------
KENTUCKY (1.52%)
  Kenton County Airport Board,
   Rev Spec Facil Delta Airlines Proj Ser 1992A............      6.750    02/01/02     BB             2,000     2,128,820     6.34
   Rev Spec Facil Delta Airlines Proj Ser 1992A............      7.500    02/01/12     BB             2,000     2,156,560     6.96
   Rev Spec Facil Delta Airlines Proj Ser 1992A............      7.125    02/01/21     BB            *2,000     2,114,840     6.74
  Owensboro Electric Light and Power Co,
   Rev Deferred Int Ser B..................................       Zero    01/01/19     AAA           *4,400     1,258,356     5.42
                                                                                                              -----------
                                                                                                                7,658,576
                                                                                                              -----------
LOUISIANA (1.57%)
  Louisiana Public Facilities Auth,
   Rev Ser B Alton Ochsner Medical Funding Proj............      6.500    05/15/22     AAA           *3,405     3,668,377     6.03
  St. Charles, Parish of,
   Poll Control Rev Ser 1991 Louisiana Pwr & Light Co Proj.      7.500    06/01/21     BBB            4,000     4,227,480     7.10
                                                                                                              -----------
                                                                                                                7,895,857
                                                                                                              -----------

                       SEE NOTES TO FINANCIAL STATEMENTS.

                              FINANCIAL STATEMENTS

                   John Hancock Funds - Tax-Exempt Income Fund

                                                                                                  PAR VALUE                  YIELD
                                                                INTEREST  MATURITY      S&P         (000'S      MARKET         AT
STATE, ISSUER, DESCRIPTION                                        RATE      DATE     RATING****    OMITTED)      VALUE       MARKET+
--------------------------                                        ----      ----     ----------    --------      -----       -------
MARYLAND (0.68%)
  Baltimore, City of,
   Rev Ref Ser A Wtr Proj..................................      5.000%   07/01/24     AAA         $*3,500    $ 3,442,530     5.08%
                                                                                                              -----------
MASSACHUSETTS (9.27%)
  Massachusetts Bay Transportation Auth,
   Gen Trans Sys 1990 Ser B................................      7.875    03/01/21     AAA           2,000      2,363,420     6.66
  Massachusetts Health and Educational Facilities Auth,
   Rev Brigham & Women's Hosp Iss Ser D....................      6.750    07/01/24     A+            2,450      2,609,642     6.34
   Rev Harvard Univ Iss Ser P..............................      5.375    11/01/32     AAA          *9,670      9,630,740     5.40
   Rev Lowell Gen Hosp Iss Ser A...........................      8.400    06/01/11     Baa1***       1,100      1,223,024     7.56
   Rev New England Deaconess Hosp Iss Ser D................      6.625    04/01/12     A             3,500      3,658,900     6.34
   Rev New England Deaconess Hosp Iss Ser D................      6.875    04/01/22     A             7,960      8,365,005     6.54
   Rev New England Medical Center Hosp Iss Ser E...........      7.875    07/01/11     A-            1,950      2,157,343     7.12
   Rev Worcester Polytechnic Institute Ser E...............      6.750    09/01/11     A+            2,000      2,243,280     6.02
  Massachusetts Housing Finance Agency,
   Residential Dev 1992 Ser A..............................      6.900    11/15/24     AAA           2,700      2,859,759     6.51
   Single Family Hsg Ser 8.................................      7.700    06/01/17     A+            1,500      1,608,000     7.18
  Massachusetts Municipal Wholesale Electric Co,
   Pwr Supply Sys Rev 1992 Ser B A Pub Corp of The
    Commonwealth of Mass ..................................      6.750    07/01/17     BBB+          4,405      4,812,727     6.18
  Massachusetts, Commonwealth of,
   GO Consol Loans of 1994 Ser B...........................      6.000    08/01/14     A+            2,000      2,120,560     5.66
  Plymouth, County of,
   Cert of Part Ser A Plymouth County Correctional Facil
    Proj ..................................................      7.000    04/01/22     A-            2,750      3,087,645     6.23
                                                                                                             ------------
                                                                                                               46,740,045
                                                                                                             ------------
MICHIGAN (2.91%)
  Detroit, City of,
   Sewage Disposal Rev Ser 1993 Linked Pars & Inflos.......      7.116#   07/01/23     AAA          *2,000      2,060,000     6.91
  Michigan State Hospital Finance Auth,
   Hosp Rev Ref Ser 1995A Genesys Hlth Sys Oblig Group.....      8.100    10/01/13     BBB          *4,250      4,747,675     7.25
   Hosp Rev Ref Sinai Hospital Proj........................      6.700    01/01/26     Baa***       *2,500      2,524,625     6.63
  Wayne Charter County of,
   Spec Airport Facil Rev Ref Ser 1995 Northwest Airlines
    Facil .................................................      6.750    12/01/15     BB+***       *5,200      5,359,900     6.55
                                                                                                             ------------
                                                                                                               14,692,200
                                                                                                             ------------
MISSISSIPPI (0.03%)
  Mississippi Home Corp,
   Single Family Sr Rev Ref Ser 1990A......................      9.250    03/01/12     AAA             130        142,418     8.44
                                                                                                             ------------
NEBRASKA (0.27%)
  Omaha Public Power District,
   Elec Sys Rev 1992 Ser B.................................      6.200    02/01/17     AA            1,200      1,360,860     5.47
                                                                                                             ------------
NEW JERSEY (0.47%)
  New Jersey Turnpike Auth,
   Turnpike Rev Ser 1984...................................     10.375    01/01/03     AAA           1,900      2,377,204     8.29
                                                                                                             ------------

                       SEE NOTES TO FINANCIAL STATEMENTS.

                              FINANCIAL STATEMENTS

                   John Hancock Funds - Tax-Exempt Income Fund

                                                                                                  PAR VALUE                  YIELD
                                                                INTEREST  MATURITY      S&P         (000'S      MARKET         AT
STATE, ISSUER, DESCRIPTION                                        RATE      DATE     RATING****    OMITTED)      VALUE       MARKET+
--------------------------                                        ----      ----     ----------    --------      -----       -------
NEW YORK (12.70%)
  Metropolitan Transportation Auth,
   Transit Facil 1987 Serv Contract Ser 1..................      8.500%   07/01/17     AAA         $ 1,000    $ 1,087,970     7.81%
  New York City Industrial Development Agency,
   Solid Waste Disposal Rev 1995 Visy Paper NY Inc Proj**..      7.950    01/01/28     BB***        *3,250      3,317,502     7.79
  New York Local Government Assistance Corp,
   Ser 1992 A Pub Benefit Corp.............................      6.875    04/01/19     A             8,700      9,758,877     6.13
  New York State Dormitory Auth,
   City Univ Ref Iss 1988B.................................      8.125    07/01/08     BBB           1,000      1,109,690     7.32
   Cornell Univ Rev Ser 1990A..............................      7.375    07/01/30     AA            1,000      1,125,880     6.55
   State Univ Ed Facil Rev Iss Ser 1990B...................      7.500    05/15/11     BBB+            500        608,115     6.17
  New York State Energy Research and Development Auth,
   Elec Facil Rev Ser 1990 A Long Island Lighting Co Proj..      7.150    06/01/20     BB+           6,000      6,164,580     6.96
   Elec Facil Rev Ser 1991 A Consol Edison Co of NY Inc
    Proj ..................................................      7.500    01/01/26     A+            2,000      2,185,240     6.86
  New York State Environmental Facilities Corp,
   State Wtr Poll Control Revolving Fund Rev Ser 1990 A....      7.500    06/15/12     A             3,770      4,212,749     6.71
  New York State Housing Finance Agency,
   State Univ Construction Ref 1986 Ser A..................      8.000    05/01/11     AAA           2,000      2,566,840     6.23
  New York State Medical Care Facilities Finance Agency,
   Mental Hlth Serv Facil Imp Rev 1990 Ser B...............      7.875    08/15/08     BBB+            500        559,595     7.04
   Mental Hlth Serv Facil Imp Rev 1990 Ser B...............      7.875    08/15/20     BBB+            460        518,871     6.98
   Mental Hlth Serv Facil Imp Rev 1991 Ser A...............      7.750    08/15/11     BBB+            540        610,319     6.86
   Mental Hlth Serv Facil Imp Rev 1991 Ser A...............      7.750    08/15/11     AAA           1,460      1,719,617     6.58
  New York State Mortgage Agency,
   Homeowner Mtg Rev Ser BB-2..............................      7.950    10/01/15     AA***         1,135      1,197,697     7.53
  New York State Power Auth,
   Gen Purpose Ser V.......................................      7.875    01/01/13     AAA           2,400      2,627,736     7.19
   Gen Purpose Ser V.......................................      8.000    01/01/17     AA            1,850      2,027,692     7.30
  New York, City of,
   GO Fiscal 1991 Ser D....................................      8.000    08/01/04     BBB+            250        285,718     7.00
   GO Fiscal 1991 Ser F....................................      8.200    11/15/03     BBB+          1,250      1,451,587     7.06
   GO Fiscal 1992 Ser A....................................      7.750    08/15/12     BBB+          2,000      2,262,100     6.85
   GO Fiscal 1992 Ser D....................................      7.700    02/01/09     BBB+          1,000      1,131,000     6.81
   GO Fiscal 1992 Ser H....................................      7.000    02/01/08     BBB+          2,000      2,178,140     6.43
   GO Fiscal 1993 Ser D....................................      5.750    08/15/13     BBB+         *3,170      3,097,724     5.88
   GO Fiscal 1995 Ser B....................................      7.000    08/15/16     BBB+          3,000      3,289,680     6.38
   GO Fiscal 1996 Ser G**..................................      6.750    02/01/09     BBB+         *2,500      2,710,775     6.23
  Triborough Bridge and Tunnel Auth,
   Gen Purpose Rev Ser L...................................      8.125    01/01/12     A+            1,750      1,917,265     7.42
   Gen Purpose Rev Ser R...................................      7.375    01/01/16     AAA           1,600      1,810,880     6.52
   Spec Oblig Ref Ser 1991B................................      6.875    01/01/15     A-            2,300      2,531,265     6.25
                                                                                                              -----------
                                                                                                               64,065,104
                                                                                                              -----------

                       SEE NOTES TO FINANCIAL STATEMENTS.

                              FINANCIAL STATEMENTS

                   John Hancock Funds - Tax-Exempt Income Fund

                                                                                                  PAR VALUE                  YIELD
                                                                INTEREST  MATURITY      S&P         (000'S      MARKET         AT
STATE, ISSUER, DESCRIPTION                                        RATE      DATE     RATING****    OMITTED)      VALUE       MARKET+
--------------------------                                        ----      ----     ----------    --------      -----       -------
NORTH CAROLINA (4.13%)
  North Carolina Eastern Municipal Power Agency,
   Pwr Sys Rev Ref Ser 1991A...............................      5.750%   01/01/19     BBB+        $*4,000    $ 3,910,200     5.88%
   Pwr Sys Rev Ref Ser 1993C...............................      5.000    01/01/21     BBB+         *5,000      4,463,350     5.60
  North Carolina Municipal Power Agency Number 1,
   Catawba Elec Rev Ser 1992...............................      5.750    01/01/15     AAA          *7,410      7,410,000     5.75
   Catawba Elec Rev Ser 1993...............................      5.000    01/01/15     AAA          *5,220      5,033,855     5.18
                                                                                                              -----------
                                                                                                               20,817,405
                                                                                                              -----------
OHIO (5.72%)
  Cleveland Public Power System,
   Elec Sys Rev 1st Mtg Ser A..............................      7.000    11/15/24     AAA           6,200      7,213,328     6.02
  Franklin, County of,
   Hosp Facil Ref & Imp Rev Ser 1990B Riverside United
    Methodist Hosp Proj ...................................      7.600    05/15/20     AAA           1,000      1,152,150     6.60
  Lorain, County of,
   Rev 1st Mtg Ser A Kendal At Oberlin Proj................      8.625    02/01/22     BBB-***      *3,600      3,978,288     7.80
  Ohio State Air Quality Development Auth,
   Rev Adj Ser B Columbus & South Proj.....................      6.250    12/01/20     Baa2***      *4,500      4,477,230     6.28
  Ohio State Water Development Auth,
   Poll Control Facil Rev Ref Ser 1989A Ohio Edison Co Proj      7.625    07/01/23     BB+          *8,390      9,037,205     7.08
   Poll Control Facil Rev Ref Ser 1995 Cleveland Elec Co
    Proj ..................................................      7.700    08/01/25     BB           *2,800      3,004,232     7.18
                                                                                                              -----------
                                                                                                               28,862,433
                                                                                                              -----------
OKLAHOMA (0.81%)
  Oklahoma Turnpike Auth,
   Turnpike Sys 1st Sr Rev Ser 1989........................      7.875    01/01/21     A+            1,745      1,958,274     7.02
  Tulsa Municipal Airport Trust, Trustees of,
   Rev Ser 1988 American Airlines Inc......................      7.375    12/01/20     BB+           2,000      2,148,140     6.87
                                                                                                              -----------
                                                                                                                4,106,414
                                                                                                              -----------
OREGON (1.00%)
  Western Generation Agency,
   Rev 1994 Ser A Wauna Cogeneration Proj..................      7.125    01/01/21     BB-***        4,800      5,059,440     6.76
                                                                                                              -----------
PENNSYLVANIA (8.95%)
  Allegheny County Industrial Development Auth,
   Rev Ref Ser 1994A Environmental Imp USX Corp Proj.......      6.700    12/01/20     BB+           5,000      5,201,200     6.44
  Beaver County Industrial Development Auth,
   Coll Poll Control Rev Ref Ser 1995A Toledo Edison Co
   Beaver Valley Proj .....................................      7.750    05/01/20     BB           *7,500      8,116,500     7.16
  Delaware County Industrial Development Auth,
   Poll Control Rev Ref 1991 Ser A Philadelphia Elec Co
    Proj ..................................................      7.375    04/01/21     BBB+          6,095      6,631,421     6.78
  Exeter Township School District,
   GO Cap Apprec Ser 1994**................................       Zero    05/15/16     AAA          *3,785      1,269,338     5.43
  Pennsylvania Convention Center Auth,
   Rev Ref Ser 1994A.......................................      6.700    09/01/14     BBB-          4,950      5,436,189     6.10
  Pennsylvania Economic Development Finance Auth,
   Resource Recovery Rev Ser 1994D Colver Proj.............      7.125    12/01/15     BBB-          7,000      7,571,340     6.59
  Pennsylvania State Turnpike Commission,
   Turnpike Rev Ser N......................................      6.500    12/01/13     AAA           2,840      3,061,832     6.03

                       SEE NOTES TO FINANCIAL STATEMENTS.

                              FINANCIAL STATEMENTS

                   John Hancock Funds - Tax-Exempt Income Fund

                                                                                                  PAR VALUE                  YIELD
                                                                INTEREST  MATURITY      S&P         (000'S      MARKET         AT
STATE, ISSUER, DESCRIPTION                                        RATE      DATE     RATING****    OMITTED)      VALUE       MARKET+
--------------------------                                        ----      ----     ----------    --------      -----       -------
PENNSYLVANIA (CONTINUED)
  Philadelphia Industrial Development Auth,
   Commercial Development Rev Ser 1995 Philadelphia Airport
    Hotel Proj ............................................      7.750%   12/01/17      B+***      $ *3,250   $ 3,398,330     7.41%
  Westmoreland County Municipal Auth,
   Municipal Serv Rev Cap Apprec Ser C.....................       Zero    08/15/17      AAA         *10,880     3,350,931     5.52
  York County Solid Waste and Refuse Auth,
   Adj Tender Ind'l Dev Rev Ser of 1985 Resource Recovery
    Proj ..................................................      8.200    12/01/14      AA-           1,000     1,090,600     7.52
                                                                                                              -----------
                                                                                                               45,127,681
                                                                                                              -----------
PUERTO RICO (1.75%)
  Puerto Rico Highway and Transportation Auth,
   Highway Rev Ref Ser W...................................      5.500    07/01/13     A            *5,000      5,095,950     5.40
  Puerto Rico Public Building Auth,
   Gtd Rev Gov't Facil Ser A...............................      6.250    07/01/14     AAA          *2,195      2,492,203     5.50
   Gtd Rev Gov't Facil Ser A...............................      6.250    07/01/15     AAA          *1,100      1,253,681     5.48
                                                                                                              -----------
                                                                                                                8,841,834
                                                                                                              -----------
SOUTH CAROLINA (1.13%)
  Piedmont Municipal Power Agency,
   Rev Ref South Carolina Elec Sys.........................      5.375    01/01/25     AAA          *3,000      3,055,530     5.28
  South Carolina Public Service Auth,
   Santee Cooper Elec Sys Exp Rev Ref 1988 Ser A...........      7.875    07/01/21     A+            2,615      2,667,901     7.72
                                                                                                              -----------
                                                                                                                5,723,431
                                                                                                              -----------
SOUTH DAKOTA (0.20%)
  South Dakota Health and Educational Facilities Auth,
   Rev Ser 1989 Sioux Valley Hosp Iss......................      7.625    11/01/13     AA-             925      1,029,812     6.85
                                                                                                              -----------
TENNESSEE (2.74%)
  Maury County Industrial Development Board,
   Multi-Modal Interchangeable Rate Poll Control Ref Rev
    Saturn Corp Proj ......................................      6.500    09/01/24     A-           *9,000      9,576,270     6.11
  Memphis-Shelby County Airport Auth,
   Rev Ref Federal Express Corp............................      6.750    09/01/12     BBB           4,000      4,266,920     6.33
                                                                                                              -----------
                                                                                                               13,843,190
                                                                                                              -----------
TEXAS (3.94%)
  Brazos River Auth,
   Coll Rev Ref Ser 1988B Houston Lighting & Pwr Co Proj...      8.250    05/01/15     A             2,000      2,178,620     7.57
  Dallas-Fort Worth International Airport,
   Rev Delta Air Lines Inc.................................      7.600    11/01/11     BB            3,000      3,243,240     7.03
   Spec Facil Rev American Airlines Inc....................      7.250    11/01/12     BB+          *1,900      1,900,133     7.25
  Harris County Health Facilities Development Corp,
   Hosp Rev Ser 1988A Saint Luke's Episcopal Hosp Proj.....      8.250    02/15/08     AAA           1,000      1,152,770     7.16
  Texas Turnpike Auth,
   Dallas North Thruway Rev Ref Ser 1996**.................      5.000    01/01/10     AAA          *7,000      6,597,640     5.30
   Dallas North Thruway Rev Ref Ser 1996**.................      5.500    01/01/15     AAA          *5,000      4,775,550     5.76
                                                                                                              -----------
                                                                                                               19,847,953
                                                                                                              -----------

                       SEE NOTES TO FINANCIAL STATEMENTS.

                              FINANCIAL STATEMENTS

                   John Hancock Funds - Tax-Exempt Income Fund

                                                                                                  PAR VALUE                  YIELD
                                                                INTEREST  MATURITY      S&P         (000'S      MARKET         AT
STATE, ISSUER, DESCRIPTION                                        RATE      DATE     RATING****    OMITTED)      VALUE       MARKET+
--------------------------                                        ----      ----     ----------    --------      -----       -------
WASHINGTON (5.70%)
  Port of Walla Walla Public Corp,
   Solid Waste Recycling Rev Ser 1995 Ponderosa Fibres Proj      9.125%   01/01/26     BB-***      $*11,000   $ 11,385,330    8.82%
  Seattle, City of,
   Municipal Light & Pwr Rev 1994..........................      6.625    07/01/16     AA             3,600      3,969,323    6.01
  Washington Public Power Supply System,
   Nuclear Proj No. 1 Ref Rev Ser 1989A....................      7.500    07/01/15     AA             1,455      1,605,505    6.80
   Nuclear Proj No. 1 Ref Rev Ser 1989B....................      7.125    07/01/16     AA             1,500      1,770,720    6.04
   Nuclear Proj No. 1 Ref Rev Ser 1991A....................      6.875    07/01/17     AA             1,250      1,366,087    6.29
   Nuclear Proj No. 2 Ref Rev Ser 1990C....................      7.625    07/01/10     AAA            5,000      5,834,700    6.53
   Nuclear Proj No. 3 Ref Rev Ser 1989B....................      7.250    07/01/15     AAA            2,500      2,817,800    6.43
                                                                                                              ------------
                                                                                                                28,749,465
                                                                                                              ------------
WISCONSIN (0.91%)
  Wisconsin Public Power Inc,
   Pwr Supply Sys Rev Ser 1990A............................      7.400    07/01/20    AAA            4,000       4,590,360    6.45
                                                                                                              ------------
                                                         TOTAL TAX-EXEMPT LONG-TERM BONDS
                                                                      (Cost $473,955,312)         (102.49%)   $516,930,920
                                                                                                  ========    ============

NOTES TO SCHEDULE OF INVESTMENTS

   * Securities other than short-term investments, newly added to the portfolio, during the period ended December 31, 1995.
  ** These securities having an aggregate value of $18,670,805 or 3.70% of the Fund's net asset value, have been purchased as forward commitments -- that is, the Fund has agreed on the trade date, to take delivery of and make payment for such securities on a delayed basis subsequent to the date of this schedule. The purchase price and interest rate of such securities is fixed at trade date, although the Fund does not earn any interest on such securities until settlement date. The Fund has instructed its Custodian Bank to segregate assets with the current value at least equal to the amount of its forward commitment. Accordingly, the market values of $6,631,421 of Delaware County Industrial Development Finance Auth, Poll Control Rev Ref 1991 Ser A Philadelphia Elec Co, 7.375%, 04-01-21, $14,605,127 of Madera, County of, Cert of Part Valley Children's Hosp Proj, 6.500%, 03-15-15, and $1,406,106 of Pennsylvania Economic Development Finance Auth, Resource Recovery Rev Ser 1994D Colver Proj, 7.125%, 12-01-15, has been segregated to cover the forward commitments.
 *** Credit Ratings are rated by Moody's Investors Services, Fitch or John
     Hancock Advisers, Inc. where Standard & Poor's ratings are not available. **** Credit ratings are unaudited.
  NR Not rated.
   + The yield is not calculated in accordance with guidelines established by the U.S. Securities Exchange Commission and is unaudited. Zero coupon yields are at yield to maturity.
   # Represents rate in effect on December 31, 1995.
The percentages shown for each investment category is the total value of that category as a percentage of the net assets of the Fund.

                       SEE NOTES TO FINANCIAL STATEMENTS.

                              FINANCIAL STATEMENTS

                   John Hancock Funds - Tax-Exempt Income Fund

THE TAX-EXEMPT INCOME FUND INVESTS PRIMARILY IN SECURITIES ISSUED BY THE VARIOUS STATES AND THEIR VARIOUS POLITICAL SUBDIVISIONS. THE PERFORMANCE OF THE FUND IS CLOSELY TIED TO ECONOMIC CONDITIONS WITHIN THE APPLICABLE STATES AND THE FINANCIAL CONDITION OF THE STATES AND THEIR AGENCIES AND MUNICIPALITIES. THE CONCENTRATION OF INVESTMENTS BY STATES AND CREDIT RATINGS FOR INDIVIDUAL SECURITIES HELD BY THE FUND ARE SHOWN IN THE SCHEDULE OF INVESTMENTS. IN ADDITION, THE CONCENTRATION OF INVESTMENTS CAN BE AGGREGATED BY VARIOUS SECTOR CATEGORIES.

THE TABLE BELOW SHOWS THE PERCENTAGES OF THE FUND'S INVESTMENTS AT DECEMBER 31, 1995 ASSIGNED TO THE VARIOUS SECTOR CATEGORIES.

PORTFOLIO CONCENTRATION
-----------------------------------------------------------------------------------------------------
                                                                      MARKET VALUE AS A PERCENTAGE OF
SECTOR DISTRIBUTION                                                        THE FUND'S NET ASSETS:
-------------------                                                        ----------------------
General Obligation ................................................                 4.29%
Revenue Bonds - Certificate of Participation ......................                 0.91
Revenue Bonds - Education .........................................                 3.95
Revenue Bonds - Electric Power ....................................                20.74
Revenue Bonds - Health ............................................                13.05
Revenue Bonds - Housing ...........................................                 2.95
Revenue Bonds - Industrial Development Bond .......................                 7.41
Revenue Bonds - Other .............................................                 4.92
Revenue Bonds - Pollution Control Facilities ......................                17.05
Revenue Bonds - Transportation ....................................                20.21
Revenue Bonds - Water & Sewer .....................................                 7.01
                                                                                  ------
                                   TOTAL TAX-EXEMPT LONG-TERM BONDS               102.49%
                                                                                  ======

                       SEE NOTES TO FINANCIAL STATEMENTS.

                          NOTES TO FINANCIAL STATEMENTS

                   John Hancock Funds - Tax-Exempt Income Fund

NOTE A --
ACCOUNTING POLICIES

John Hancock Tax-Exempt Income Fund (the "Fund") is a diversified open-end investment management company registered under the Investment Company Act of 1940. The investment objective of the Fund is to provide as high a level of dividend income exempt from Federal income tax as is consistent with preservation of capital and the Fund's requirements for liquidity.

   The Trustees have authorized the issuance of two classes of the Fund, designated as Class A and Class B. The shares of each class represent an interest in the same portfolio of investments of the Fund and have equal rights to voting, redemption, dividends and liquidation, except that certain expenses, subject to the approval of the Trustees, may be applied differently to each class of shares in accordance with current regulations of the Securities and Exchange Commission and the Internal Revenue Service. Shareholders of a class which bears distribution/service expenses under the terms of a distribution plan, have exclusive voting rights regarding such distribution plan. Class A shares are subject to an initial sales charge of up to 4.50% and a 12b-1 distribution plan. Class B shares are subject to a contingent deferred sales charge and a separate 12b-1 distribution plan. Significant accounting policies of the Fund are as follows:

VALUATION OF INVESTMENTS Securities in the Fund's portfolio are valued on the basis of market quotations, valuations provided by independent pricing services or, at fair value as determined in good faith in accordance with procedures approved by the Trustees. Short-term debt investments maturing within 60 days are valued at amortized cost which approximates market value.

JOINT REPURCHASE AGREEMENT Pursuant to an exemptive order issued by the Securities and Exchange Commission, the Fund, along with other registered investment companies having a management contract with John Hancock Advisers, Inc. (the "Adviser"), a wholly-owned subsidiary of The Berkeley Financial Group, may participate in a joint repurchase agreement transaction. Aggregate cash balances are invested in one or more repurchase agreements, whose underlying securities are obligations of the U.S. government and/or its agencies. The Fund's custodian bank receives delivery of the underlying securities for the joint account on the Fund's behalf. The Adviser is responsible for ensuring that the agreement is fully collateralized at all times.

FINANCIAL FUTURES CONTRACTS The Fund may buy and sell financial futures contracts to hedge against the effects of fluctuations in interest rates and other market conditions. At the time the Fund enters into a financial futures contract, it will be required to deposit with its custodian a specified amount of cash or U.S. government securities, known as "initial margin", equal to a certain percentage of the value of the financial futures contract being traded. Each day, the futures contract will be valued at the official settlement price of the board of trade or U.S. commodities exchange. Subsequent payments, known as "variation margin", to and from the broker will be made on a daily basis as the market price of the financial futures contract fluctuates. Daily variation margin adjustments, arising from this "mark to market", will be recorded by the Fund as unrealized gains or losses.

   When the contracts are closed, the Fund will recognize a gain or loss. Risks of entering into futures contracts include the possibility that there may be an illiquid market and/or that a change in the value of the contracts may not correlate with changes in the value of the underlying securities. In addition, the Fund could be prevented from opening, or realizing the benefits of closing out, futures positions because of position limits or limits on daily price fluctuations imposed by an exchange.

   For Federal income tax purposes, the amount, character and timing of the Fund's gains and/or losses can be affected as a result of futures contracts.

   At December 31, 1995, open positions in financial futures contracts were as follows:

                                                                 UNREALIZED
EXPIRATION        OPEN CONTRACTS             POSITION           DEPRECIATION
----------        --------------             --------           ------------
MAR 1996        75 Muni Bond Index             SHORT             $(262,500)
                                                                 =========

   At December 31, 1995, the Fund has deposited in a segregated account $112,500 to cover margin requirements on open financial futures contracts.

INVESTMENT TRANSACTIONS Investment transactions are recorded as of the date of purchase, sale or maturity. Net realized gains and losses on sales of investments are determined on the identified cost basis.

                          NOTES TO FINANCIAL STATEMENTS

                   John Hancock Funds - Tax-Exempt Income Fund

PREMIUM AND DISCOUNT For tax-exempt issues, the Fund amortizes the amount paid in excess of par value on securities purchased from either the date of purchase or date of issue to date of sale, maturity or to next call date, if applicable. The Fund accretes original issue discount from par value on securities purchased from either the date of issue or the date of purchase over the life of the security, as required by the Internal Revenue Code. The Fund records market discount on bonds purchased after April 30, 1993 at the time of disposition.

FEDERAL INCOME TAXES The Fund's policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investment, to its shareholders. Therefore, no federal income tax provision is required. For federal income tax purposes, the Fund has $8,110,320 of capital loss carryforwards available, to the extent provided by regulations, to offset future net realized capital gains. If such carryforwards are used by the Fund, no capital gain distributions will be made. The carryforwards expire as follows:
December 31, 2002 -- $2,374,664 and December 31, 2003 -- $5,735,656.

DIVIDENDS, DISTRIBUTIONS, AND INTEREST Interest income on investment securities is recorded on the accrual basis.

   The Fund records all distributions to shareholders from net investment income and realized gains on the ex-dividend date. Such distributions are determined in conformity with income tax regulations, which may differ from generally accepted accounting principles. Dividends paid by the Fund, if any, with respect to each class of shares will be calculated in the same manner, at the same time and will be in the same amount, except for the effect of expenses that may be applied differently to each class as explained previously.

CLASS ALLOCATIONS Income, common expenses and realized and unrealized gains (losses) are determined at the Fund level and allocated daily to each class of shares based on the appropriate net assets of the respective classes. Distribution/service fees, if any, are calculated daily at the class level based on the appropriate net assets of each class and the specific expense rate(s) applicable of each class.

NOTE B --
MANAGEMENT FEE AND TRANSACTIONS WITH AFFILIATES AND OTHERS

Under the present investment management contract, the Fund pays a monthly management fee to the Adviser for a continuous investment program equivalent, on an annual basis, to the sum of: (a) 0.55% of the first $500,000,000 of the Fund's average daily net asset value, (b) 0.50% of the next $500,000,000, and
(c) 0.45% of the Fund's average daily net asset value in excess of $1,000,000,000.

   In the event normal operating expenses of the Fund, exclusive of certain expenses prescribed by state law, are in excess of the most restrictive state limit where the Fund is registered to sell shares, the fee payable to the Adviser will be reduced to the extent of such excess, and the Adviser will make additional arrangements necessary to eliminate any remaining excess expenses. The current limits are 2.5% of the first $30,000,000 of the Fund's average daily net asset value, 2.0% of the next $70,000,000, and 1.5% of the remaining average daily net asset value. $76,644 of custodian fees have been reduced by balance credits applied during the period ended December 31, 1995.

   The Fund has a distribution agreement with John Hancock Funds, Inc. ("JH Funds"), a wholly-owned subsidiary of the Adviser. For the period ended December 31, 1995, JH Funds received net sales charges on sales of Class A shares of the Fund in the amount of $779,270. Out of this amount, $90,638 was retained and used for printing prospectuses, advertising, sales literature and other purposes, $52,648 was paid as sales commissions and service fees to unrelated broker-dealers and $635,984 was paid as sales commissions and service fees to sales personnel of John Hancock Distributors, Inc. ("Distributors"), Tucker Anthony, Incorporated ("Tucker Anthony") and Sutro & Co., Inc. ("Sutro"). The Adviser's indirect parent, John Hancock Mutual Life Insurance Company, is the indirect sole shareholder of Distributors and John Hancock Freedom Securities Corporation and its subsidiaries, which include Tucker Anthony and Sutro, all of which are broker-dealers.

   Class B shares which are redeemed within six years of purchase will be subject to a contingent deferred sales charge ("CDSC") at declining rates beginning at 5.0% of the lesser of the current market value

                          NOTES TO FINANCIAL STATEMENTS

                   John Hancock Funds - Tax-Exempt Income Fund

at the time of redemption or the original purchase cost of the shares being redeemed. Proceeds from CDSC are paid to JH Funds and are used in whole or in part to defray its expenses related to providing distribution related services to the Fund in connection with the sale of Class B shares. For the period ended December 31, 1995, contingent deferred sales charges received by JH Funds amounted to $16,759.

   In addition, to compensate JH Funds for the services it provides as distributor of shares of the Fund, the Fund has adopted Distribution Plans with respect to Class A and Class B shares pursuant to Rule 12b-1 under the Investment Company Act of 1940. Accordingly, the Fund will make payments to JH Funds for distribution and service expenses at an annual rate not to exceed 0.30% of Class A average daily net assets and 1.00% of Class B average daily net assets to reimburse JH Funds for its distribution and service costs. Up to a maximum of 0.25% of these payments may be service fees as defined by the amended Rules of Fair Practice of the National Association of Securities Dealers. Under the amended Rules of Fair Practice, curtailment of a portion of the Fund's 12b-1 payments could occur under certain circumstances.

   The Fund has a transfer agent agreement with John Hancock Investor Services Corporation ("Investor Services"), a wholly-owned subsidiary of The Berkeley Financial Group. Prior to October 1, 1995, the Fund paid transfer agent fees as a class specific expense based on the number of shareholder accounts and certain out-of-pocket expenses. For the nine months ended September 30, 1995 the transfer expense, calculated as a class specific expense, was $567,657 for Class A and $12,261 for Class B, respectively. Effective October 1, 1995, transfer agent expense is a fund expense.

   Messrs. Edward J. Boudreau, Jr. and Richard S. Scipione are directors and/or officers of the Adviser, and/or its affiliates as well as Trustees of the Fund. The compensation of unaffiliated Trustees is borne by the Fund. Effective with the fees paid for 1995, the unaffiliated Trustees may elect to defer for tax purposes their receipt of this compensation under the John Hancock Group of Funds Deferred Compensation Plan. The Fund makes investments into other John Hancock Funds, as applicable, to cover its liability with regard to the deferred compensation. Investments to cover the Fund's deferred compensation liability are recorded on the Fund's books as an other asset. The deferred compensation liability is marked to market on a periodic basis and income earned by the investment is recorded on the Fund's books.

NOTE C --
INVESTMENT TRANSACTIONS

Purchases and proceeds from sales of securities, other than obligations of the U.S. government and its agencies and short-term securities, during the period ended December 31, 1995, aggregated $644,316,886 and $638,779,810, respectively. Purchases and proceeds from sales of short-term municipal obligations during the period ended December 31, 1995, aggregated $6,500,000 and $8,500,000, respectively. There were no purchases or sales of long-term obligations of the U.S. government and its agencies during the period ended December 31, 1995.

   The cost of investments owned at December 31, 1995 for Federal income tax purposes was $474,106,074. Gross unrealized appreciation and depreciation of investments aggregated $42,833,371 and $8,525, respectively, resulting in net unrealized appreciation of $42,824,846.

NOTE D --
RECLASSIFICATION OF CAPITAL ACCOUNTS

During the year ended December 31, 1995, the Fund has reclassified amounts to reflect increases in accumulated net investment income and accumulated realized loss on investments of $87,923. This represents the cumulative amounts necessary to report these balances on a tax basis, excluding certain temporary differences, as of December 31, 1995. Additional adjustments may be needed in subsequent reporting periods. These reclassifications, which have no impact on the net asset value of the Fund, are primarily attributable to certain differences in the computation of distributable income and capital gains under federal tax rules versus generally accepted accounting principles.

                          NOTES TO FINANCIAL STATEMENTS

                   John Hancock Funds - Tax-Exempt Income Fund

NOTE E --
PLAN OF REORGANIZATION

On December 11, 1995, the Board of Trustees of the Fund approved a plan of reorganization between the Fund and the John Hancock Tax-Free Bond Fund ("Bond Fund") providing for the transfer of substantially all of the assets and liabilities of the Fund to the Bond Fund in exchange solely for Class A and Class B shares of the Bond Fund to be distributed to the Fund's Class A and Class B shareholders, respectively.

                   John Hancock Funds - Tax-Exempt Income Fund

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS

To the Trustees and Shareholders of
John Hancock Tax-Exempt Income Fund

We have audited the accompanying statement of assets and liabilities of John Hancock Tax-Exempt Income Fund (the "Fund"), including the schedule of investments, as of December 31, 1995, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1995, by correspondence with the custodian and brokers, or other appropriate auditing procedures when replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of John Hancock Tax-Exempt Income Fund at December 31, 1995, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with generally accepted accounting principles.

                                              /s/ Ernst & Young LLP

Boston, Massachusetts
January 31, 1996

TAX INFORMATION NOTICE (UNAUDITED)

For Federal Income Tax purposes, the following information is furnished with respect to the distributions of the Fund for its fiscal year ended December 31, 1995.

   For specific information on exemption provisions in your state, consult your local state tax office or your tax adviser.

   Income dividends are 99.9% tax-exempt. Approximately 13% of the 1995 income dividends are subject to the alternative minimum tax. None of the income was derived from U.S. Treasury obligations, or qualify for the corporate dividends received deductions. Shareholders were mailed a 1995 U.S. Treasury Department Form 1099-DIV in January 1996 representing their proportionate share.

                                      NOTES

                   John Hancock Funds - Tax-Exempt Income Fund

                                      NOTES

                   John Hancock Funds - Tax-Exempt Income Fund

[LOGO] JOHN HANCOCK FUNDS
A GLOBAL INVESTMENT MANAGEMENT FIRM
101 HUNTINGTON AVENUE BOSTON, MA 02199-7603

[A 1/2" x 1/2" John Hancock Funds logo in upper                   Bulk Rate
left hand corner of the page. A box sectioned in                 U.S. Postage
quadrants with a triangle in upper left, a                           PAID
circle in upper right, a cube in lower left and                  Brockton, MA
a diamond in lower right. A tag line below reads                Permit No. 582
"A Global Investment Management Firm."]





   This report is for the information of shareholders of the John Hancock Tax-Exempt Income Fund. It may be used as sales literature when preceded or accompanied by the current prospectus, which details charges, investment objectives and operating policies.

[A recycled logo in lower left hand corner with caption "Printed on Recycled Paper."]

JOHN HANCOCK TAX FREE BOND
PROFORMA COMBINED STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 1995
(UNAUDITED)

                                                 Tax            Tax Exempt                         Pro
                                                 Free             Income                          Forma
                                                 Bond              Fund       Adjustments        Combined
                                              -----------      -----------    -----------      -----------
ASSETS:
-------
Investments, at value                         205,442,483      516,930,920         -           722,373,403
Receivable for shares sold                          7,615           53,251         -                60,866
Receivable for investment sold                 12,238,500          561,000         -            12,799,500
Interest Receivable                             3,387,852       11,112,667         -            14,500,519
Segregated assets (futures)                             0          112,500         -               112,500
Receivable from JH Advisers, Inc.                  27,926                0         -                27,926
Other assets                                       27,437           10,445         -                37,882
                                              -----------      -----------    -----------      -----------
   Total Assets                               221,131,813      528,780,783         -           749,912,596
LIABILITIES:
------------
Temporary overdraft of cash                     3,533,358        4,544,139         -             8,077,497
Dividend Payables                                  25,227           72,239         -                97,466
Payable for investments repurchased            21,760,596       19,433,358         -            41,193,954
Payable for shares repurchased                      8,787              348         -                 9,135
Payable for futures variation margin               23,438           23,437         -                46,875
Payable to JH Advisers, Inc.                      108,251          255,355         -               363,606
Accounts payable and accrued expenses              51,085           74,068         -               125,153
                                              -----------      -----------    -----------      -----------
                                               25,510,742       24,402,944         -            49,913,686
NET ASSETS:
----------
Capital paid-in                               195,035,479      470,926,567         -           665,962,046
Accumulated net realized gain (loss)
   on investments and finacial contracts'     (14,389,504)      (9,352,555)        -           (23,742,059)
Net unrealized appreciation of investments
   and financial futures contracts             14,975,096       42,713,108         -            57,688,204
Undistributed net investment income                     0           90,719         -                90,719
                                              -----------      -----------    -----------      -----------
   Net Assets                                 195,621,071      504,377,839              0      699,998,910
                                              ===========      ===========    ===========      ===========

NET ASSETS:
Tax Free Bond Fund
   Class A                                    118,797,313            -        495,730,615 (a)  614,527,928
   Class B                                     76,823,758            -          8,647,224 (a)   85,470,982

Tax Exempt Income Fund
   Class A                                          -          495,730,615   (495,730,615)(a)            0
   Class B                                          -            8,647,224     (8,647,224)(a)            0
                                              -----------      -----------    -----------      -----------
                                              195,621,071      504,377,839              0      699,998,910
                                              ===========      ===========    ===========      ===========
SHARES OUTSTANDING:
Tax Free Bond Fund
   Class A                                     11,137,117            -         46,474,198 (a)   57,611,315
   Class B                                      7,202,812            -            810,743 (a)    8,013,555

Tax Exempt Income Fund
   Class A                                          -           45,056,903    (45,056,903) (a)           0
   Class B                                          -              786,183       (786,183) (a)           0

NET ASSET VALUE PER SHARE:
Tax Free Bond Fund
   Class A                                         $10.67            -                              $10.67
   Class B                                         $10.67            -                              $10.67

Tax Exempt Income Fund
   Class A                                          -               $11.00            -
   Class B                                          -               $11.00            -

                             See Notes to Proforma Combined Financial Statements

JOHN HANCOCK TAX FREE BOND
PROJECTED PROFORMA COMBINED STATEMENT OF OPERATIONS
DECEMBER 31, 1995
(UNAUDITED)



                                                 Tax            Tax Exempt                         Pro
                                                 Free             Income                          Forma
                                                 Bond              Fund       Adjustments        Combined
                                              -----------      -----------    -----------      -----------
Investment Income
   Interest                                   $ 12,440,385     $ 31,894,499   $         -      $ 44,334,884

Expenses
   Management Fee                                1,048,120     $  2,683,990       (79,834) (b) $  3,652,277
   Distribution/Service Fee
      Class A                                      175,342        1,445,720      (119,696) (c)    1,501,366
      Class B                                      663,054           61,171        75,865  (d)      800,090
   Transfer Agent Fee                              209,850          695,061             0  (e)      904,911
   Registration & Filing Fees                       63,679           37,810       (25,372) (f)       76,117
   Custodian Fee                                    48,214          112,143       (25,357) (f)      135,000
   Auditing                                         47,989           40,314       (38,303) (f)       50,000
   Legal Fees                                       30,747            8,824             0            39,571
   Trustee Fees                                     49,141           46,423             0            95,564
   Printing                                         46,995           52,606       (24,900) (f)       74,701
   Miscellaneous                                    26,802           19,493       (11,574) (f)       34,721
                                              ------------     ------------   -----------      ------------
   Gross Fund Total Expenses                     2,409,933        5,203,555      (249,171)        7,364,317
                                              ------------     ------------   -----------      ------------
   Less Expense Reductions                         (24,419)         (76,644)            0          (101,063)
   Less Expense Reimbursement                     (208,207)               0       208,207 (g)             0
                                              ------------     ------------   -----------      ------------
   Net Fund Total Expenses                       2,177,307        5,126,911       (40,964)        7,263,254
                                              ------------     ------------   -----------      ------------
   Net Investment Income                      $ 10,263,078     $ 26,767,588   $    40,964      $ 37,071,630
                                              ------------     ------------   -----------      ------------

Realized and Unrealized Gain (Loss) on Investments
and Financial Futures Contract
   Net Realized loss on investment              (4,728,195)      (1,285,961)            0        (6,014,156)
   Net Realized loss on futures contracts       (2,308,339)      (4,504,789)            0        (6,813,128)
   Change in appreciation/(depreciation)
      of investments                            31,679,568       53,660,722             0        85,340,290
   Change in appreciation/(depreciation)
      of futures contracts                        (262,500)         732,812             0           470,312
                                              ------------     ------------   -----------      ------------
   Net Realized and Unrealized Gain on
   Investments and Futures Contracts            24,380,534       48,602,784             0        72,983,318
                                              ------------     ------------   -----------      ------------
   Net Increase in Net Assets Resulting
   from Operations                            $ 34,643,612     $ 75,370,372   $    40,964      $110,054,948
                                              ============     ============   ===========      ============

                             See Notes to Proforma Combined Financial Statements

                           JOHN HANCOCK TAX FREE BOND
                   NOTES TO PRO FORMA FINANCIAL STATEMENTS -
                                  (UNAUDITED)
                               DECEMBER 31, 1995


Pro forma information is intended to provide shareholders of John Hancock Tax Exempt Income Fund (TEIF) with information about the impact of the proposed merger by indicating how the merger might have affected information had the merger been consummated as of January 1, 1995

The unaudited pro forma combined statements of assets and liabilities and results of operations as of December 31, 1995, have been prepared to reflect the merger of John Hancock Tax Free Bond (TFB) and TEIF after giving effect to pro forma adjustments described in the notes listed below.

(a) Acquisition by TFB of all of the net assets of TEIF and issuance of TFB Class A and Class B shares in exchange for all of the outstanding Class A and Class B shares, respectively of TEIF.

(b) The investment advisory fee was adjusted to reflect the application of the fee structure currently applicable to Tax Exempt Income Fund which will be adopted for TFB after the reorganization: 0.55% of the first $500,000,000 of the Fund's average daily net assets, 0.50% of the next $500,000,000 and 0.45% of the Fund's average daily net assets in excess of $1,000,000,000.

(c) The 12b-1 fee was adjusted to reflect the application of the fee structure which will be proposed to the shareholders of TFB to increase the Fund's Class A Rule 12b-1 fee from its current rate of 0.15% to 0.25%. The increase will not take effect until December 23, 1996 or later.

(d) The 12b-1 fee was adjusted to reflect the Board of Trustees of TFB's approval of the termination of limiting the Class B Rule fee to 0.90%. As a result, Class B Rule 12b-1 fee will increase to 1.00%. The increase will not take effect until December 23, 1996 or later.


(e) The transfer agent fee for each of the Class A and Class B shares is the total of the respective individual fund's transfer agent fees. The main criteria in determining the transfer agent fees for a specific class is the number of the shareholder accounts.

(f) The actual expenses incurred by TFB and TEIF for various expenses included on a pro forma basis were reduced to reflect the estimated savings arising from the merger.

(g) Reflects removal of the TFB's management fee expense limitation.

SCHEDULE OF INVESTMENTS
December 31, 1995 (Unaudited)
-------------------------------------------------------------------------------

The Schedule of Investments is a complete list of all securities owned by Tax Free Bond Fund and Tax-Exempt Income Fund combined on December 31, 1995. The tax-exempt long-term bonds are further broken down by state and each state by a list of securities held by the funds.

                                                                     TAX FREE BOND     TAX EXEMPT INCOME     COMBINED
                                                                     -------------     -----------------  --------------
                                 % of                                Par Value          Par Value         Par Value        Yield at
                                  Net  Interest  Maturity    S+P      (000's   Market   (000's    Market  (000's    Market Market +
State - Issuer - Description    Assets  Rate %     Date    Rating***  Omitted) Value*   Omitted)  Value*  Omitted)  Value*      %
----------------------------    ------  ------   --------  ------     -------  ------   --------  ------  --------  ------  ----
TAX-EXEMPT LONG-TERM BONDS

ALABAMA                            0.79%
  Mobile Industrial Development
    Board,
    Solid Waste Disp Rev Ref
      Mobile Energy Serv Co Proj        6.950 %   01/01/20  BBB-                         5,250  5,547,833  5,250   5,547,833   6.58
                                                                                              -----------         ----------
                                                                                                5,547,833          5,547,833
ALASKA                             0.36%
  Alaska Housing Finance Corp,
    Ins Mtg Prog 1990 1st Ser           7.750     12/01/14  A+                           1,000  1,065,590  1,000   1,065,590   7.27
    Ins Mtg Prog 1990 1st Ser           7.800     12/01/30  A+                           1,380  1,463,200  1,380   1,463,200   7.36
                                                                                              -----------         ----------
                                                                                                2,528,790          2,528,790
ARIZONA                            2.40%
  Arizona Health Facilities Auth,
    Hosp Sys Rev Ref Phoenix Memorial
      Hosp Proj                         8.200 %   06/01/21  BBB      2,150    2,328,794                    2,150   2,328,794   7.57
  Maricopa County Pollution Control Corp,
    Poll Control Rev Ref Ser A Public
      Service Co Palo Verde Proj        6.375     08/15/23  BB                           8,550  8,445,263  8,550   8,445,263   6.45
  Phoenix, City of,
    GO Ref Ser A                        6.250     07/01/16  AA+                          2,700  3,107,052  2,700   3,107,052   5.43
  Salt River Project Agricultural
   Improvement and Power District,
    Salt River Proj Elec Sys Rev
     Ref Ser 1993C                      5.250     01/01/19  AA                           3,000  2,948,880  3,000   2,948,880   5.34
                                                                            -----------       -----------         ----------
                                                                              2,328,794        14,501,195         16,829,989
CALIFORNIA                        15.90%
  California Statewide Community
   Development Auth,
    Rev Cert of Part Ref Ins'd Hlth
     Facil Eskaton In                   5.875     05/01/20  A        4,000    4,009,600                    4,000   4,009,600   5.86
  Central Coast Water Auth,
    Rev Regional Facil St Wtr Proj      6.350     10/01/07  AAA      2,000    2,187,680  2,090  2,286,126  4,090   4,473,806   5.81
  Central Valley Financing Auth,
    Cogeneration Proj Rev Carson Ice
      Gen Proj Ser 19                   6.100     07/01/13  BBB-                         1,000  1,020,950  1,000   1,020,950   5.97
    Cogeneration Proj Rev Carson Ice
      Gen Proj Ser 19                   6.200     07/01/20  BBB-                         5,000  5,107,950  5,000   5,107,950   6.07
  Duarte, City of,
    Cert of Part City of Hope National
     Medical Center                     6.250     04/01/23  BAA1***                      1,500  1,484,325  1,500   1,484,325   6.32
  Fontana, County of,
    Spec Tax of Community Facil Dist
     No 90-3 Empire Center              8.400     04/01/15  B***       500      478,750                      500     478,750   8.77
  Foothill/Eastern Transportation
   Corridor Agency,
    Toll Rd Rev Fixed Rate Cap
      Apprec Ser 1995A                   Zero     01/01/19  BBB-                        36,600  8,629,914 36,600   8,629,914      -
    Toll Rd Rev Fixed Rate Cap
      Apprec Ser 1995A                   Zero     01/01/20  BBB-                        10,000  2,214,300 10,000   2,214,300      -
    Toll Rd Rev Fixed Rate Cap
      Apprec Ser 1995A                   Zero     01/01/24  BBB-       675      114,696                      675     114,696      -



    Toll Rd Rev Fixed Rate Cap
      Apprec Ser 1995A                   Zero     01/01/27  BBB-     1,000    140,540                      1,000     140,540      -
    Toll Rd Rev Fixed Rate Cap
      Apprec Ser 1995A                   Zero     01/01/28  BBB-     7,915  1,044,147                      7,915   1,044,147      -
    Toll Rd Rev Fixed Rate Current
      Int Ser 1995A                     6.000     01/01/16  BBB-     2,000  2,007,520   13,500 13,550,760 15,500  15,558,280   5.98
    Toll Rd Rev Fixed Rate Current
      Int Ser 1995A                     6.500     01/01/32  BBB-     1,950  2,030,906                      1,950   2,030,906   6.24
  Hawaiian Gardens Redevelopment Agency,
    Tax Alloc Ref Proj No 1             6.200     12/01/23  BBB                          3,000  3,004,830  3,000   3,004,830   6.19
  Los Angeles, County of,
    Cert of Part Civic Center Heating
      & Refrigeration Plant Proj        8.000     06/01/10  A                            1,000  1,107,630  1,000   1,107,630   7.22
  Madera, County of,
    Cert of Part Valley Children's
      Hosp Proj                         6.500     03/15/15  AAA                         13,185 15,162,882 13,185  15,162,882   5.65
  Metropolitan Water District,
    Southern Calif Waterworks Rev Ser A 5.500     07/01/25  AAA                         11,000 11,074,580  11,000 11,074,580   5.46
    Southern Calif Waterworks Rev Reg
      Inverse Floater                   7.560#    08/05/22  AA                           5,000  5,212,500  5,000   5,212,500   7.25
  Sacramento Municipal Utility District,
    Elec Rev Ref Ser A                  6.250     08/15/10  AAA      1,280  1,431,066                      1,280   1,431,066   5.59
  Sacramento Power Auth,
    Rev 1995 Ser Cogeneration Proj      6.000     07/01/22  BBB-                         5,000  4,988,800  5,000   4,988,800   6.01
  Saddleback Valley United School
      District,
    Spec Tax Community Facil District
      No. 89-2 Ser A                    7.750     09/01/16  BBB***   2,000  2,086,280                      2,000   2,086,280   7.43
  San Bernardino, County of,
    Cert of Part Ser 1994 Medical
       Center Fin Proj                  5.500     08/01/17  A-                           9,130  8,740,514  9,130   8,740,514   5.75
    Cert of Part Ser 1994 Medical
       Center Fin Proj                  5.500     08/01/22  A-                           2,500  2,363,275  2,500   2,363,275   5.82
  San Joaquin Hills Transportation
   Corridor Agency,
    Toll Rd Rev Jr Lien Cap Apprec      Zero      01/01/28  BBB***                       1,550    147,777  1,550     147,777      -
    Toll Rd Rev Sr Lien                 5.000     01/01/33  BBB***                       1,435  1,228,274  1,435   1,228,274   5.84
    Toll Rd Rev Sr Lien Cap Apprec      Zero      01/01/14  BBB***                       5,000  1,656,650  5,000   1,656,650      -
    Toll Rd Rev Sr Lien Cap Apprec      Zero      01/01/21  BBB***                         375     78,934    375      78,934      -
    Toll Rd Rev Sr Lien Cap Apprec      Zero      01/01/22  BBB***                       5,000    988,850  5,000     988,850      -
    Toll Rd Rev Sr Lien Conv Cap Apprec Zero      01/01/05  BBB***                       2,500  1,837,075  2,500   1,837,075      -
  San Jose Financing Auth,
    Rev Ser B Community Facil Proj      5.625     11/15/18  A+       2,500  2,463,450                      2,500   2,463,450   5.71
  Southern California Public Power Auth,
    Rev Elec Pwr & Light Imp            6.750     07/01/11  A                            1,195  1,383,547  1,195   1,383,547   5.83
                                                                           -----------        -----------        -----------
                                                                           17,994,635          93,270,443        111,265,078
COLORADO                           3.15%
  Arapahoe County Capital Improvement
   Trust Fund,
    Highway Rev Current Ser E-470       6.950     08/31/20  BAA***   5,000  5,416,750    5,000  5,416,750 10,000  10,833,500   6.42
  Denver, City and County of,
    Airport Sys Rev Ser 1992A           7.250     11/15/25  BBB      2,000  2,204,960    5,000  5,512,400  7,000   7,717,360   6.58
    Airport Sys Rev Ser 1994A           7.500     11/15/23  BBB      3,100  3,464,467                      3,100   3,464,467   6.71
                                                                            -----------       -----------         ----------
                                                                             11,086,177        10,929,150         22,015,327

CONNECTICUT                        0.27%
  Connecticut State Health and
   Educational Facilities Auth,
    Rev Ser D Quinnipiac College Iss    6.000     07/01/23  BBB-                         2,000  1,889,700  2,000   1,889,700   6.35
                                                                                              -----------         ----------
                                                                                                1,889,700          1,889,700
DELAWARE                           0.71%
  Delaware State Economic Development Auth,
    Rev Ref Poll Control Ser B
      Delmarva Pwr Proj                 6.750     05/01/19  AAA                          4,500  4,973,175  4,500   4,973,175   6.11
                                                                                              -----------         ----------
                                                                                                4,973,175          4,973,175
FLORIDA                            4.78%
  Broward, County of,



    Resource Recovery Rev Ser 1984
      Ses Broward Co. L.P. South        7.950     12/01/08  A                            4,445  5,030,051  4,445   5,030,051   7.03
  Florida, State of,
    Sunshine Skyway Rev Ser of 1984    10.250     06/01/10  AAA                          1,250  1,385,087  1,250   1,385,087   9.25
  Hillsborough, County of,
    Ref Util Rev Ser 1991A              7.000     08/01/14  BBB+                         1,245  1,343,990  1,245   1,343,990   6.48
  Jacksonville Electric Auth,
    Elec Sys Rev Ser 3-A                5.250     10/01/28  AA       9,000  8,765,910                      9,000   8,765,910   5.39
  Orange County Health Facilities Auth,
    Rev Adventist Hlth Sys Hosp         5.250     11/15/20  AAA      5,000  4,904,400                      5,000   4,904,400   5.35
  Orlando Utilities Commission,
    Wtr & Elec Sub Rev Ser 1989D        6.750     10/01/17  AA-                          2,200  2,650,626  2,200   2,650,626   5.60
  Palm Beach, County of,
    Solid Waste Ind'l Dev Rev Ser
      1993A Okeelanta Pwr Lp Proj       6.850     02/15/21  NR                           7,500  7,728,825  7,500   7,728,825   6.65
  Tampa Sports Auth,
    Sales Tax Rev Tampa Bay Arena Proj  5.750     10/01/25  AAA      1,500  1,643,430                      1,500   1,643,430   5.25
                                                                           ----------          ----------         ----------
                                                                           15,313,740          18,138,579         33,452,319
GEORGIA                            3.83%
  Georgia Municipal Electric Auth,
    Pwr Rev Ref Ser BB                  5.700     01/01/19  A                            1,000  1,029,890  1,000   1,029,890   5.53
    Pwr Rev Ser M                       8.375     01/01/20  A                            1,000  1,059,560  1,000   1,059,560   7.90
    Pwr Rev Ser C                       5.700     01/01/19  AAA      5,000  5,291,550                      5,000   5,291,550   5.39
    Pwr Rev Ser EE                      7.250     01/01/24  AAA      2,000  2,579,880                      2,000   2,579,880   5.62
    Pwr Rev Ser Z                       5.500     01/01/20  AAA      5,840  6,021,741                      5,840   6,021,741   5.33
  Monroe County Development Auth,
    Poll Control Rev Ser A
      Oglethorpe Pwr Corp Scherer
      Proj                              6.800     01/01/12  A+       1,000  1,165,240                      1,000   1,165,240   5.84
  Municipal Electric Auth,
    Spec Oblig 5th Crossover Proj 1     6.500     01/01/17  AAA                          3,500  4,072,390  3,500   4,072,390   5.59
  Savannah Hospital Auth,
    Rev Ref & Imp Candler Hosp Proj     7.000     01/01/23  BBB+     5,470  5,616,760                      5,470   5,616,760   6.82
                                                                           ----------          ----------         ----------
                                                                           20,675,171           6,161,840         26,837,011
ILLINOIS                           3.86%
  Chicago, City of,
    Chicago-O'Hare Int'l
      Airport Gen Airport Rev 1990
      Ser A                             7.500     01/01/16  A+                           2,000  2,207,680  2,000   2,207,680   6.79
    Chicago-O'Hare Int'l
      Airport Int'l Terminal Spec
      Rev Ser 1992                      6.750     01/01/12  AAA                          3,000  3,269,940  3,000   3,269,940   6.19
    Chicago-O'Hare Int'l
     Airport Spec Facil Rev Ser 1990A
      American Airlines Proj            7.875     11/01/25  BB+                          3,000  3,273,960  3,000   3,273,960   7.22
    Chicago-O'Hare Int'l Airport
     Spec Facil Rev Ser 1992 Delta
     Airlines Terminal Proj             6.450     05/01/18  BB                           3,000  3,075,390  3,000   3,075,390   6.29
  Illinois Development Finance Auth,
    Poll Control Rev Ref Commonwealth
      Edison Co Proj                    5.850     01/15/14  BBB                          3,000  2,902,590  3,000   2,902,590   6.05
    Rev Cap Apprec Lockport School
      District Proj                      Zero     01/01/14  AAA                          5,650  2,157,791  5,650   2,157,791      -
    Rev Cap Apprec Lockport School
      District Proj                      Zero     01/01/15  AAA                          5,935  2,147,877  5,935   2,147,877      -
    Rev Ref Ser A Columbus Cuneo
      Cabrini Proj                       8.500    02/01/15  BBB+     2,150  2,518,639                      2,150   2,518,639   7.26
  Illinois Health Facilities Auth,
    Rev Ref Ser 1992 Mercy Hosp
      & Medical Center Pro              7.000     01/01/07  A-                           1,500  1,606,725  1,500   1,606,725   6.54
    Rev Ref Friendship Vlg Schamburg    6.750     12/01/08  NR       1,640  1,739,663                      1,640   1,739,663   6.36
  Chicago, City of,
    Skyway Toll Bridge Rev Ref
        Ser 1994                        6.750     01/01/17  BBB-     2,000  2,099,340                      2,000   2,099,340   6.43
                                                                           ----------          ----------         ----------
                                                                            6,357,642          20,641,953         26,999,595
INDIANA                            1.17%
  Indianapolis Airport Auth,


  Spec Facil Rev Ser A United
    Airlines Proj                       6.500     11/15/31  BB       7,000  7,156,310    1,000  1,022,330  8,000   8,178,640   6.36
                                                                           ----------          ----------         ----------
                                                                            7,156,310           1,022,330          8,178,640
KANSAS                             0.34%
  Johnson County Water District No. 1,
    Wtr Rev Ref Ser 1984               10.500     12/01/08  AAA                          2,000  2,351,720  2,000   2,351,720   8.93
                                                                                               ----------         ----------
                                                                                                2,351,720          2,351,720
KENTUCKY                           1.09%
  Kenton County Airport Board,
    Rev Spec Facil Delta Airlines
      Proj Ser 1992A                    6.750     02/01/02  BB                           2,000  2,128,820  2,000   2,128,820   6.34
    Rev Spec Facil Delta Airlines
      Proj Ser 1992A                    7.500     02/01/12  BB                           2,000  2,156,560  2,000   2,156,560   6.96
    Rev Spec Facil Delta Airlines
      Proj Ser 1992A                    7.125     02/01/21  BB                           2,000  2,114,840  2,000   2,114,840   6.74
  Owensboro Electric Light
      and Power Co,
        Rev Deferred Int Ser B           Zero     01/01/19  AAA                          4,400  1,258,356  4,400   1,258,356      -
                                                                                               ----------         ----------
                                                                                                7,658,576          7,658,576
LOUISIANA                          1.42%
  Louisiana Public Facilities Auth,
    Rev Ser B Alton Ochsner
      Medical Funding Proj              6.500     05/15/22  AAA                          3,405  3,668,377  3,405   3,668,377   6.03
  St. Charles, Parish of,
    Poll Control Rev Ser
      1991 Louisiana Pwr & Light
      Co Proj                           7.500     06/01/21  BBB+                         4,000  4,227,480  4,000   4,227,480   7.10
  West Feliciana, Parish of,
    Variable Rate Demand Poll
      Control Rev Ser 1985C
      Gulf States Util Co Proj          7.000     11/01/15  BB+      2,000  2,076,020                      2,000   2,076,020   6.74
                                                                           ----------          ----------         ----------
                                                                            2,076,020           7,895,857          9,971,877
MARYLAND                           0.49%
  Baltimore, City of,
    Rev Ref Ser A Wtr Proj              5.000     07/01/24  AAA                          3,500  3,442,530  3,500   3,442,530   5.08
                                                                                               ----------         ----------
                                                                                                3,442,530          3,442,530
MASSACHUSETTS                      6.68%
  Massachusetts Bay
    Transportation Auth,
    Gen Trans Sys 1990 Ser B            7.875     03/01/21  AAA                          2,000  2,363,420  2,000   2,363,420   6.66
  Massachusetts, Commonwealth of,
    GO Consol Loans of 1994 Ser B       6.000     08/01/14  A+                           2,000  2,120,560  2,000   2,120,560   5.66
  Massachusetts Health and
   Educational Facilities Auth,
    Rev Brigham & Women's Hosp Iss
       Ser D                            6.750     07/01/24  A+                           2,450  2,609,642  2,450   2,609,642   6.34
    Rev Harvard Univ Iss Ser P          5.375     11/01/32  AAA                          9,670  9,630,740  9,670   9,630,740   5.40
    Rev Lowell Gen Hosp Iss Ser A       8.400     06/01/11  BAA1***                      1,100  1,223,024  1,100   1,223,024   7.56
    Rev New England Deaconess Hosp
     Iss Ser D                          6.625     04/01/12  A                            3,500  3,658,900  3,500   3,658,900   6.34
    Rev New England Deaconess Hosp
     Iss Ser D                          6.875     04/01/22  A                            7,960  8,365,005  7,960   8,365,005   6.54
    Rev New England Medical Center
     Hosp Iss Ser E                     7.875     07/01/11  A-                           1,950  2,157,343  1,950   2,157,343   7.12
    Rev Worcester Polytechnic
     Institute Ser E                    6.750     09/01/11  A+                           2,000  2,243,280  2,000   2,243,280   6.02
  Massachusetts Housing Finance Agency,
    Residential Dev 1992 Ser A          6.900     11/15/24  AAA                          2,700  2,859,759  2,700   2,859,759   6.51
    Single Family Hsg Ser 8             7.700     06/01/17  A+                           1,500  1,608,000  1,500   1,608,000   7.18
  Massachusetts Municipal Wholesale
    Electric Co,
    Pwr Supply Sys Rev 1992
     Ser B A Pub Corp of The
     Commonwealth                       6.750     07/01/17  BBB+                         4,405  4,812,727  4,405   4,812,727   6.18
  Plymouth, County of,
    Cert of Part Ser A Plymouth
     County Correctional Facil Proj     7.000     04/01/22  A-                           2,750  3,087,645  2,750   3,087,645   6.23
                                                                                               ----------         ----------
                                                                                               46,740,045         46,740,045


MICHIGAN                           2.85%
  Detroit, City of,
    Sewage Disposal Rev Ser 1993
    Linked Pars & Inflos                7.116#    07/01/23  AAA                          2,000  2,060,000  2,000   2,060,000   6.91


Michigan State Hospital Finance
   Auth,
    Rev Ref 1990 Ser A Bay
     Medical Center Hosp                8.250     07/01/12  BAA1***  2,250   2,449,192                     2,250   2,449,192   7.58
    Hosp Rev Ref Ser 1995A
     Genesys Hlth Sys Oblig Group       8.100     10/01/13  BBB                          4,250  4,747,675  4,250   4,747,675   7.25
    Hosp Rev Ref Sinai Hospital Proj    6.700     01/01/26  BAA***                       2,500  2,524,625  2,500   2,524,625   6.63
  Wayne Charter County of,
    Spec Airport Facil Rev Ref
      Ser 1995 Northwest Airlines
      Facil                             6.750     12/01/15  NR                           5,200  5,359,900  5,200   5,359,900   6.55
  Williamston Community School
    District,
    GO Ser 1996**                       5.500     05/01/25  AAA      2,725   2,803,807                     2,725   2,803,807   5.35
                                                                             ---------         ----------         ----------
                                                                             5,252,999         14,692,200         19,945,199
MISSISSIPPI                        1.37%
  Claiborne, County of,
    Poll Control Rev Ref Sys
     Energy Resources Inc               7.300     05/01/25  BBB-     4,000   4,186,800                     4,000   4,186,800   6.97
  Mississippi Home Corp,
    Single Family Sr Rev Ref
      Ser 1990A                         9.250     03/01/12  AAA                            130    142,418    130     142,418   8.44
  Washington, County of,
    Poll Control Rev Ref Mississippi
      Pwr & Light Co Proj               7.000     04/01/22  BAA3***  5,000   5,291,800                     5,000   5,291,800   6.61
                                                                             ---------         ----------         ----------
                                                                             9,478,600            142,418          9,621,018
NEBRASKA                           0.19%
  Omaha Public Power District,
    Elec Sys Rev 1992 Ser B             6.200     02/01/17  AA                           1,200  1,360,860  1,200   1,360,860   5.47
                                                                                               ----------         ----------
                                                                                                1,360,860          1,360,860
NEVADA                                         1.45%
  Clark, County of,
    Ind'l Development Rev Ser A
      Southwest Gas Corp Proj           6.500     12/01/33  BBB-    10,000  10,160,000                    10,000  10,160,000   6.40
                                                                             ---------                            ----------
                                                                            10,160,000                            10,160,000
NEW HAMPSHIRE                      0.57%
  New Hampshire Higher Educational
    and Health Facilities Auth,
    Hosp Rev Wentworth Douglass Hosp    5.375     01/01/15  AAA      1,300   1,325,675                     1,300   1,325,675   5.27
  New Hampshire Industrial
    Development Auth,
    Rev Ref Poll Control
     Central Maine Pwr                  7.375     05/01/14  BB       2,500   2,680,325                     2,500   2,680,325   6.88
                                                                             ---------                            ----------
                                                                             4,006,000                             4,006,000
NEW JERSEY                         1.17%
  New Jersey Economic Development Auth,
    Rev Poll Control General Motors
      Corp Proj                         5.350     04/01/09  A-       1,500   1,488,630                     1,500   1,488,630   5.39
    Rev Ref Ser J Holt Hauling Proj     8.500     11/01/23  NR       2,500   2,574,775                     2,500   2,574,775   8.25
  New Jersey Turnpike Auth,
    Turnpike Rev Ser 1984              10.375     01/01/03  AAA                          1,900  2,377,204  1,900   2,377,204   8.29
    Ser 1991 C                          6.500     01/01/16  AAA      1,500   1,748,955                     1,500   1,748,955   5.57
                                                                             ---------         ----------         ----------
                                                                             5,812,360          2,377,204          8,189,564
NEW YORK                          11.10%
  Metropolitan Transportation Auth,
    Transit Facil 1987 Serv
      Contract Ser 1                    8.500     07/01/17  AAA                          1,000  1,087,970  1,000   1,087,970   7.81
  New York, City of,
    GO Fiscal 1991 Ser D                8.000     08/01/04  BBB+                           250    285,718    250     285,718   7.00
    GO Fiscal 1991 Ser F                8.200     11/15/03  BBB+                         1,250  1,451,587  1,250   1,451,587   7.06
    GO Fiscal 1992 Ser A                7.750     08/15/12  BBB+                         2,000  2,262,100  2,000   2,262,100   6.85
    GO Fiscal 1992 Ser D                7.700     02/01/09  BBB+                         1,000  1,131,000  1,000   1,131,000   6.81
    GO Fiscal 1992 Ser H                7.000     02/01/08  BBB+                         2,000  2,178,140  2,000   2,178,140   6.43
    GO Fiscal 1993 Ser D                5.750     08/15/13  BBB+                         3,170  3,097,724  3,170   3,097,724   5.88
    GO Fiscal 1995 Ser B                7.000     08/15/16  BBB+                         3,000  3,289,680  3,000   3,289,680   6.38
    GO Fiscal 1996 Ser F**              5.750     02/01/19  BBB+     6,000   5,842,680                     6,000   5,842,680   5.90



    GO Fiscal 1996 Ser G**              5.750     02/01/20  BBB+     5,950   5,790,956                     5,950   5,790,956   5.91
    GO Fiscal 1996 Ser G**              6.750     02/01/09  BBB+                         2,500  2,710,775  2,500   2,710,775   6.23
  New York City Industrial
     Development Agency,
     Solid Waste Disposal Rev
     1995 Visy Paper NY Inc Proj**      7.950     01/01/28  NR                           3,250  3,317,502  3,250   3,317,502   7.79
  New York Local Government Assistance Corp,
    Ser 1992 A Pub Benefit Corp         6.875     04/01/19  A                            8,700  9,758,877  8,700   9,758,877   6.13
  New York State Dormitory Auth,
    City Univ Ref Iss 1988B             8.125     07/01/08  BBB                          1,000  1,109,690  1,000   1,109,690   7.32
    City Univ Sys Cons Rev Ser 1995A    5.625     07/01/16  BBB      2,000   2,013,340                     2,000   2,013,340   5.59
    Cornell Univ Rev Ser 1990A          7.375     07/01/30  AA                           1,000  1,125,880  1,000   1,125,880   6.55
    State Univ Ed Facil Rev Iss
      Ser 1990B                         7.500     05/15/11  BBB+                           500    608,115    500     608,115   6.17
  New York State Energy Research
    and Development Auth,
    Elec Facil Rev Ser 1990 A
     Long Island Lighting Co Proj       7.150     06/01/20  BB+                          6,000  6,164,580  6,000   6,164,580   6.96
    Elec Facil Rev Ser 1991 A
      Consol Edison Co of NY Inc Proj   7.500     01/01/26  A+                           2,000  2,185,240  2,000   2,185,240   6.86
  New York State Environmental
    Facilities Corp,
    State Wtr Poll Control Revolving
      Fund Rev Ser 1990A                7.500     06/15/12  A                            3,770  4,212,749  3,770   4,212,749   6.71
  New York State Housing Finance Agency,
    State Univ Construction Ref
      1986 Ser A                        8.000     05/01/11  AAA                          2,000  2,566,840  2,000   2,566,840   6.23
  New York State Medical Care
      Facilities Finance Agency,
    Mental Hlth Serv Facil
      Imp Rev 1990 Ser B                7.875     08/15/08  BBB+                           500    559,595    500     559,595   7.04
    Mental Hlth Serv Facil
      Imp Rev 1990 Ser B                7.875     08/15/20  BBB+                           460    518,871    460     518,871   6.98
    Mental Hlth Serv Facil
      Imp Rev 1991 Ser A                7.750     08/15/11  BBB+                           540    610,319    540     610,319   6.86
    Mental Hlth Serv Facil
      Imp Rev 1991 Ser A                7.750     08/15/11  AAA                          1,460  1,719,617  1,460   1,719,617   6.58
  New York State Mortgage Agency,
    Homeowner Mtg Rev Ser BB-2          7.950     10/01/15  AA***                        1,135  1,197,697  1,135   1,197,697   7.53
  New York State Power Auth,
    Gen Purpose Ser V                   7.875     01/01/13  AAA                          2,400  2,627,736  2,400   2,627,736   7.19
    Gen Purpose Ser V                   8.000     01/01/17  AA                           1,850  2,027,692  1,850   2,027,692   7.30
  Triborough Bridge and Tunnel Auth,
    Gen Purpose Rev Ser L               8.125     01/01/12  A+                           1,750  1,917,265  1,750   1,917,265   7.42
    Gen Purpose Rev Ser R               7.375     01/01/16  AAA                          1,600  1,810,880  1,600   1,810,880   6.52
    Spec Oblig Ref Ser 1991B            6.875     01/01/15  A-                           2,300  2,531,265  2,300   2,531,265   6.25
                                                                            ----------         ----------         ----------
                                                                            13,646,976         64,065,104         77,712,080
NORTH CAROLINA                     3.27%
  North Carolina Eastern Municipal Power Agency,
    Pwr Sys Rev Ref Ser 1991A           5.750     01/01/19  BBB+                         4,000  3,910,200  4,000   3,910,200   5.88
    Pwr Sys Rev Ref Ser 1993C           5.000     01/01/21  BBB+                         5,000  4,463,350  5,000   4,463,350   5.60
  North Carolina Municipal Power Agency Number 1,
    Catawba Elec Rev Ser 1992           5.750     01/01/15  A-                           7,410  7,410,000  7,410   7,410,000   5.75
    Catawba Elec Rev Ser 1993           5.000     01/01/15  AAA                          5,220  5,033,855  5,220   5,033,855   5.18
  North Carolina Eastern Municipal Power Agency,
    Pwr Sys Rev Ref Ser 1993B           6.000     01/01/22  A-       2,000   2,064,300                     2,000   2,064,300   5.81
                                                                            ----------         ----------         ----------
                                                                             2,064,300         20,817,405         22,881,705
OHIO                               4.33%
  Cleveland Public Power System,
    Elec Sys Rev 1st Mtg Ser A          7.000     11/15/24  AAA                          6,200  7,213,328  6,200   7,213,328   6.02
  Franklin, County of,
    Hosp Facil Ref & Imp Rev Ser
      1990B Riverside United Methodist  7.600     05/15/20  AA-                          1,000  1,152,150  1,000   1,152,150   6.60
  Lorain, County of,
    Rev 1st Mtg Ser A Kendal
     At Oberlin Proj                    8.625     02/01/22  NR                           3,600  3,978,288  3,600   3,978,288   7.80
  Ohio State Air Quality Development Auth,


Rev Adj Ser B Columbus &
     South Proj                         6.250     12/01/20  BBB***                       4,500  4,477,230  4,500   4,477,230   6.28
  Ohio State Water Development Auth,
    Poll Control Facil Rev
     Ref Ser 1989A Ohio Edison Co Proj  7.625     07/01/23  BB+                          8,390  9,037,205  8,390   9,037,205   7.08
    Poll Control Facil
     Rev Ref Ser 1995 Cleveland Elec
     Co Proj                            7.700     08/01/25  BB                           2,800  3,004,232  2,800   3,004,232   7.18

  Student Loan Funding Corp,
    Sub Rev Ser B Cincinnati
      Ohio Student Loan                 8.875     08/01/08  NR       1,420   1,461,720                     1,420   1,461,720   8.62
                                                                            ----------         ----------         ----------
                                                                             1,461,720         28,862,433         30,324,153
OKLAHOMA                           0.95%
  Oklahoma Turnpike Auth,
    Turnpike Sys 1st Sr Rev Ser 1989    7.875     01/01/21  A+                           1,745  1,958,274  1,745   1,958,274   7.02
  Tulsa Municipal Airport Auth,
    Rev American Airlines Proj          6.250     06/01/20  BB+      2,500   2,556,175                     2,500   2,556,175   6.11
  Tulsa Municipal Airport Trust, Trustees of,
    Rev Ser 1988 American Airlines Inc  7.375     12/01/20  BB+                          2,000  2,148,140  2,000   2,148,140   6.87
                                                                            ----------         ----------         ----------
                                                                             2,556,175          4,106,414          6,662,589
OREGON                             1.44%
  Oregon Health Sciences University,
    Ins Rev Cap Apprec 1995 Ser A**     Zero      07/01/14  AAA      1,750     656,372                     1,750     656,372      -
    Ins Rev Cap Apprec 1995 Ser A**     Zero      07/01/15  AAA      2,220     786,546                     2,220     786,546      -
    Ins Rev Cap Apprec 1995 Ser A**     Zero      07/01/16  AAA     10,700   3,558,820                    10,700   3,558,820      -
  Western Generation Agency,
    Rev 1994 Ser A Wauna
       Cogeneration Proj                7.125     01/01/21  NR                           4,800  5,059,440  4,800   5,059,440   6.76
                                                                            ----------         ----------         ----------
                                                                             5,001,738          5,059,440         10,061,178
PENNSYLVANIA                       9.40%
  Allegheny County Industrial
   Development Auth,
    Rev Ref Ser 1994A Environmental
      Imp USX Corp Pro                  6.700     12/01/20  BB+      5,000   5,201,200   5,000  5,201,200 10,000  10,402,400   6.44
  Beaver County Industrial
    Development Auth,
    Coll Poll Control Rev Ref
      Ser 1995A Toledo Edison Co
      Beaver                            7.750      05/01/20  BB                          7,500  8,116,500  7,500   8,116,500   7.16
  Delaware County Industrial
    Development Auth,
    Poll Control Rev Ref 1991 Ser
      A Philadelphia Elec Co Proj       7.375      04/01/21  BBB+                        6,095  6,631,421  6,095   6,631,421   6.78
    Poll Control Rev Ref Ser A
       Ohio Edison Proj                 7.750      09/01/24  BB+     1,400   1,499,162                     1,400   1,499,162   7.24
  Exeter Township School District,
    GO Cap Apprec Ser 1994**            Zero       05/15/16  AAA                         3,785  1,269,338  3,785   1,269,338      -
  Keystone Oaks School District,
    Variable Rate Ser D                 7.318      09/01/16  AAA     2,950   3,071,687                     2,950   3,071,687   7.03
  Pennsylvania Convention Center Auth,
    Rev Ref Ser 1994A                   6.700      09/01/14  BB                          4,950  5,436,189  4,950   5,436,189   6.10
  Pennsylvania Economic Development
    Finance Auth,
    Resource Recovery Rev Ser
      1994D Colver Proj                 7.125      12/01/15  BBB-                        7,000  7,571,340  7,000   7,571,340   6.59
  Pennsylvania State Turnpike
    Commission,
     Turnpike Rev Ser N                 6.500      12/01/13  A                           2,840  3,061,832  2,840   3,061,832   6.03
  Philadelphia Hospitals and Higher
   Education Facilities Auth,
    Hosp Rev 1991 Ser A Philadelphia
      Protestant Home Proj              8.625      07/01/21  NR      2,700   2,848,203                     2,700   2,848,203   8.18
    Hosp Rev 1992 Ser A Childrens
      Seashore House Proj               7.000      08/15/12  A-      1,250   1,351,437                     1,250   1,351,437   6.47
  Philadelphia Industrial Development
    Auth,
    Commercial Development Rev
      Ser 1995 Philadelphia Airport     7.750      12/01/17  NR                          3,250  3,398,330  3,250   3,398,330   7.41
  Philadelphia, City of,
    Wtr & Swr Rev 16th Ser              7.500      08/01/10  AAA     3,000   3,524,490                     3,000   3,524,490   6.38
  Scranton-Lackawanna Health and
    Welfare Auth,
    Rev Ser A Allied Services
      Rehabilitation Hosp Proj          7.600      07/15/20  NR      3,000   3,157,650                     3,000   3,157,650   7.22
  Westmoreland County Municipal Auth,


    Municipal Serv Rev Cap Apprec
      Ser C                             Zero      08/15/17  AAA                         10,880  3,350,931 10,880   3,350,931      -
  York County Solid Waste and
      Refuse Auth,
    Adj Tender Ind'l Dev Rev
      Ser of 1985 Resource Resource
      Recovery Proj                     8.200     12/01/14  AA-                          1,000  1,090,600  1,000   1,090,600   7.52
                                                                            ----------         ----------         ----------
                                                                            20,653,829         45,127,681         65,781,510
PUERTO RICO                        2.82%
  Puerto Rico Aqueduct and Sewer Auth,
    Ref Pars & Inflos Ser 1995 Gtd
      by the Commonwealth of Puert      6.000     07/01/11  AAA        200     220,474                       200     220,474   5.44
    Ref Pars & Inflos Ser 1995 Gtd
      by the Commonwealth of Puert      8.220     07/01/11  AAA      5,500   6,620,625                     5,500   6,620,625   6.83
  Puerto Rico, Commonwealth of,
    GO Pub Imp Ref Inverse
      Floater Ser 1992A                 7.534     07/01/08  AAA      2,700   3,000,375                     2,700   3,000,375   6.78
  Puerto Rico Highway and
   Transportation Auth,
    Highway Rev Ref Ser W               5.500     07/01/13  A                            5,000  5,095,950  5,000   5,095,950   5.40
  Puerto Rico Public Building Auth,
    Gtd Rev Gov't Facil Ser A           6.250     07/01/14  AAA                          2,195  2,492,203  2,195   2,492,203   5.50
    Gtd Rev Gov't Facil Ser A           6.250     07/01/15  AAA                          1,100  1,253,681  1,100   1,253,681   5.48
  University of Puerto Rico,
    Univ Rev Ser M                      5.250     06/01/25  AAA      1,100   1,088,560                     1,100   1,088,560   5.31
                                                                            ----------         ----------         ----------
                                                                            10,930,034          8,841,834         19,771,868
SOUTH CAROLINA                     1.74%
  Piedmont Municipal Power Agency,
    Rev Ref South Carolina Elec Sys     5.375     01/01/25  AAA      6,305   6,421,706   3,000  3,055,530  9,305   9,477,236   5.28
  South Carolina Public Service Auth,
    Santee Cooper Elec Sys Exp Rev
      Ref 1988 Ser A                    7.875     07/01/21  A+                           2,615  2,667,901  2,615   2,667,901   7.72
                                                                            ----------         ----------         ----------
                                                                             6,421,706          5,723,431         12,145,137
SOUTH DAKOTA                       0.15%
  South Dakota Health and Educational
   Facilities Auth,
    Rev Ser 1989 Sioux Valley Hosp Iss  7.625     11/01/13  AA-                            925  1,029,812    925   1,029,812   6.85
                                                                                               ----------         ----------
                                                                                                1,029,812          1,029,812
TENNESSEE                          1.98%
  Maury County Industrial Development
    Board, Multi-Modal Interchangeable
      Rate Poll Control Ref Rev Saturn  6.500     09/01/24  A-                           9,000  9,576,270  9,000   9,576,270   6.11
  Memphis-Shelby County Airport Auth,
    Rev Ref Federal Express Corp        6.750     09/01/12  BBB                          4,000  4,266,920  4,000   4,266,920   6.33
                                                                                               ----------         ----------
                                                                                               13,843,190         13,843,190
TEXAS                              5.40%
  Brazos River Auth,
    Coll Rev Ref Ser 1988B
      Houston Lighting & Pwr Co Proj    8.250     05/01/15  A                            2,000  2,178,620  2,000   2,178,620   7.57
  Dallas-Fort Worth International Airport,
    Rev Delta Air Lines Inc             7.600     11/01/11  BB                           3,000  3,243,240  3,000   3,243,240   7.03
    Rev American Airlines Inc           7.250     11/01/30  BB+     10,250  11,083,735                    10,250  11,083,735   6.70
    Spec Facil Rev American
      Airlines Inc                      7.250     11/01/12  BB+                          1,900  1,900,133  1,900   1,900,133   7.25
  Ector County Hospital District,
    Hosp Rev 1992                       7.300     04/15/12  A-       4,000   4,393,800                     4,000   4,393,800   6.65
  El Paso International Airport,
    Rev Ref Spec Facil Marriott
      Corp Proj                         7.750     03/01/12  BBB      1,410   1,456,192                     1,410  1,456,192    7.50
  Harris County Health Facilities
   Development Corp,
    Hosp Rev Ser 1988A Saint Luke's
      Episcopal Hosp Proj               8.250     02/15/08  AAA                          1,000  1,152,770  1,000   1,152,770   7.16
  Harris County Industrial
   Development Corp,
    Marine Term & Wtr Poll Control
      Ref GATX Terminals Corp Proj      6.625     02/01/24  BBB+     1,000   1,046,800                     1,000   1,046,800   6.33
  Texas Turnpike Auth,
    Dallas North Thruway Rev
      Ref Ser 1996**                    5.000     01/01/10  AAA                          7,000  6,597,640  7,000   6,597,640   5.30


  Dallas North Thruway Ref
    Ser 1996**                          5.500     01/01/15  AAA                         5,000   4,775,550   5,000   4,775,550   5.76
                                                                          -----------         -----------         -----------
                                                                           17,980,527          19,847,953          37,828,480
UTAH                               0.15%
  Carbon, County of,
    Solid Waste Disposal Rev Ref
     Ser A East Carbon Development      9.000     07/01/12  NR   1,000      1,068,190                       1,000   1,068,190   8.43
                                                                          -----------                             -----------
                                                                            1,068,190                               1,068,190
VIRGINIA                           0.70%
  Pittsylvania County Industrial
   Development Auth,
    Rev Ser A Exempt Facil              7.550     01/01/19  NR   4,500      4,923,810                       4,500   4,923,810   6.90
                                                                          -----------                             -----------
                                                                            4,923,810                               4,923,810
WASHINGTON                         4.25%
  Port of Walla Walla Public Corp,
    Solid Waste Recycling Rev
      Ser 1995 Ponderosa Fibres Proj    9.125     01/01/26  NR   1,000      1,035,030                       1,000   1,035,030   8.82
  Port of Walla Walla Public Corp,
    Solid Waste Recycling Rev
      Ser 1995 Ponderosa Fibres Proj    9.125     01/01/26  NR                         11,000  11,385,330  11,000  11,385,330   8.82
  Seattle, City of,
    Municipal Light & Pwr Rev 1994      6.625     07/01/16  AA                          3,600   3,969,324   3,600   3,969,324   6.01
  Washington Public Power Supply System,
    Nuclear Proj No. 1 Ref
      Rev Ser 1989A                     7.500     07/01/15  AA                          1,455   1,605,505   1,455   1,605,505   6.80
    Nuclear Proj No. 1 Ref
      Rev Ser 1989B                     7.125     07/01/16  AA                          1,500   1,770,720   1,500   1,770,720   6.04
    Nuclear Proj No. 1 Ref
      Rev Ser 1991A                     6.875     07/01/17  AA                          1,250   1,366,087   1,250   1,366,087   6.29
    Nuclear Proj No. 2 Ref
      Rev Ser 1990C                     7.625     07/01/10  AAA                         5,000   5,834,700   5,000   5,834,700   6.53
    Nuclear Proj No. 3 Ref
      Rev Ser 1989B                     7.250     07/01/15  AA                          2,500   2,817,800   2,500   2,817,800   6.43
                                                                          -----------         -----------         -----------
                                                                            1,035,030          28,749,466          29,784,496
WISCONSIN                          0.66%
  Wisconsin Public Power Inc,
    Pwr Supply Sys Rev Ser 1990A        7.400     07/01/20  AAA                         4,000   4,590,360   4,000   4,590,360   6.45
                                                                          -----------         -----------         -----------
                                                                                                4,590,360           4,590,360
TOTAL TAX EXEMPT LONG TERM BONDS
        (Cost $664,160,199)      103.20%                       213,750    205,442,483 555,025 516,930,921 768,775 722,373,404

COMBINED NET ASSETS                                                       195,621,071         504,377,839         699,998,910


NOTES TO SCHEDULE OF INVESTMENTS
(UNAUDITED)

      * Securities in the Fund's portfolio are valued on the basis of market quotations, valuations provided by independent pricing services or, at fair value as determined in good faith in accordance with procedures approved by the Trustees. Short-term debt investments maturing within 60 days are valued at amortized cost which approximates market value.
      ** These securities having an aggregate value of $38,109,987, have been purchased as forward commitments - that is, the Fund has agreed on the trade date, to take delivery of and make payment for such securities on a delayed basis subsequent to the date of this schedule. The purchase price and interest rate of such securities is fixed at trade date, although the Fund does not earn any interest on such securities until settlement date. The Fund has instructed its Custodian Bank to segregate assets with the current value at least equal to the amount of its forward commitment. Accordingly, the market values of $6,631,421 of Delaware County Industrial Development Finance Auth, Poll Control Rev Ref 1991 Ser A Philadelphia Elec Co, 7.375%, 04-01-21, $14,605,127 of Madera, County of, Cert of Part Valley Children's Hosp Proj, 6.500%, 03-15-15, and $1,406,106 of Pennsylvania Economic Development Finance Auth, Resource Recovery Rev Ser 1994D Colver Proj, 7.125%, 12-01-15, has been segregated to cover the forward commitments, and the market values of $5,082,809 of Savannah Hospital Auth, Rev Ref & Imp Candler Hosp Proj, 7.000%, 01-01-20, $1,136,036 of El Paso International Airport, Rev Ref Spec Facil Marriot Corp Proj, 7.750%, 03-01-12, $1,904,958 of Georgia Municipal Electric Auth, Pwr Rev Ser C, 5.700%, 01-01-19, $8,751,300 of
         Jacksonville Electric Auth, Elec Sys Rev 3-A, 5.250%, 10-01-28, and $3,773,899 of Georgia Municipal Electric Auth, Pwr Rev Ser Z, 5.500%, 01-01-20, has been segregated to cover the forward commitments.
     *** Credit Ratings are rated by Moody's Investors Services, Fitch or John
         Hancock Advisers, Inc. where Standard & Poor's ratings are not available and are unaudited.
      NR Not rated.
       + The yield is not calculated with guidelines established by the U.S.
         Securities Exchange Commission and is unaudited.
       # Represents rate in effect on December 31, 1995.

The percentages shown for each investment category is the total value of that category as a percentage of the net assets of the Fund.

                                   PART C

                              OTHER INFORMATION


ITEM 15.  INDEMNIFICATION

No change from the information set forth in Item 27 of the Registration Statement of John Hancock Tax-Free Bond Fund (the "Registrant") on
Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 (File Nos. 33-32246 and 811-5968), which information is incorporated herein by reference.

ITEM 16.  EXHIBITS:

1.1  Registrant's Declaration of               Filed as Exhibit 1(a) to
     Trust dated November 9, 1989              Registrant's Registration
                                               Statement on Form N-1A and
                                               incorporated herein by
                                               reference.


1.2  Amended and Restated                      Filed as Exhibit 1(b) to
     Declaration of Trust dated                Registrant's Registration
     December 18, 1989                         Statement on Form N-1A and
                                               incorporated herein by
                                               reference.

1.3  Amendment to Declaration of               Filed as Exhibit 1(c) to
     Trust dated October 22, 1991              Registrant's Registration
                                               Statement on Form N-1A and
                                               incorporated herein by
                                               reference.

1.4  Amendment to Declaration of               Filed as Exhibit 1(d) to
     Trust dated December 16, 1994             Registrant's Registration
                                               Statement on Form N-1A and
                                               incorporated herein by
                                               reference.


2.   By-Laws of Registrant.                    Filed as Exhibit 2 to
                                               Registrant's Registration
                                               Statement on Form N-1A and
                                               incorporated herein by
                                               reference.

3.   Not applicable.

4.   Form of Agreement and Plan of             Filed herewith as Exhibit B
     Reorganization between the                to the Proxy Statement and
     Registrant and John Hancock               Prospectus included as Part A
     Tax-Exempt Income Fund.                   of this Registration Statement.

5.   Not applicable.

6.1  Investment Advisory Agreement             Filed as Exhibit 5(a) to
     between the Registrant and John           Registrant's Registration
     Hancock Advisers, Inc.                    Statement on Form N-1A and
                                               incorporated herein by
                                               reference.

6.2  Sub-Advisory Agreement between            Filed as Exhibit 5(b) to
     John Hancock Advisers, Inc. and           Registrant's Registration
     Transamerica Investment Services,         Statement on Form N-1A
     Inc.                                      and incorporated herein by
                                               reference.

6.3  Administrative Services Agreement         Filed as Exhibit 5(c) to
     between John Hancock Advisers, Inc.       Registrant's Registration
     and the Registrant.                       Statement on Form N-1A and
                                               incorporated herein by
                                               reference.

7.1  Distribution Agreement between            Filed as Exhibit 6(a) to
     the Registrant and John Hancock           Registrant's Registration
     Funds, Inc.                               Statement on Form N-1A and
                                               incorporated herein by
                                               reference.




7.2  Form of Soliciting Dealer                 Filed as Exhibit 6(b) to
     Agreement between John Hancock            Registrant's Registration
     Funds, Inc. and the John Hancock          Statement on Form N-1A and
     funds.                                    incorporated herein by
                                               reference.

7.3  Form of Financial Institution             Filed as Exhibit 6(c) to
     Sales and Service Agreement               Registrant's Registration
     between John Hancock Funds,               Statement on Form N-1A and
     Inc. and the John Hancock funds.          incorporated herein by
                                               reference.

8.   Not applicable.

9.   Form of Master Custodian Agreement        Filed as Exhibit 8 to
     between the John Hancock funds            Registrant's Registration
     and State Street Bank.                    Statement on Form N-1A and
                                               incorporated by reference
                                               herein.

10.1 Form of 12b-1 Plan for Class A            Filed as Exhibit 15(a) to
     Shares.                                   Registrant's Registration
                                               Statement on Form N-1A and
                                               incorporated herein by
                                               reference.

10.2 Form of 12b-1 Plan for Class B            Filed as Exhibit 15(b) to
     Shares.                                   Registrant's Registration
                                               Statement on Form N-1A and
                                               incorporated herein by
                                               reference.

11.  Opinion as to legality of                 Filed herewith as Exhibit 11.
     shares, and consent.

12.  Form of opinion as to tax                 Filed herewith as Exhibit 12.
     matters, and consent.

13.  Not applicable.

14.  Consents of Ernst & Young LLP             Filed herewith as Exhibit 14.
     regarding the audited financial
     statements and highlights of
     Registrant and John Hancock
     Tax-Exempt Income Fund.

15.  Not applicable.

                                     -3-

16.  Powers of Attorney.                       Filed as addendum to signa-
                                               ture pages of Registrant's
                                               Registration Statement on Form
                                               N-1A and incorporated herein
                                               by reference.

17.  Declaration of the Registrant             Filed herewith as Exhibit 17.
     pursuant to Rule 24f-2 under
     the Investment Company Act of
     1940.

18.  Prospectus of John Hancock Tax-           Filed herewith as Exhibit 18.
     Exempt Income Fund dated May 1,
     1995 as supplemented December
     11, 1995.


ITEM 17.  UNDERTAKINGS.

       (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended (the "1933 Act"), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

      (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                 SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and The Commonwealth of Massachusetts, on the 13th day of February, 1996.


                                    JOHN HANCOCK TAX-FREE BOND FUND



                                    By:/s/ Edward J. Boudreau, Jr.
                                       ----------------------------
                                    Edward J. Boudreau, Jr.
                                    Chairman, Chief Executive Officer
                                    and Trustee


   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

        Signature                         Title                       Date
        ---------                         -----                       ----

/s/ Edward J. Boudreau, Jr.     Chairman, Chief         )       February 13, 1996
--------------------------      Executive Officer and   )
Edward J. Boudreau, Jr.         Trustee (Principal      )
                                Executive Officer)      )
                                                        )
                                                        )
/s/ James B. Little             Senior Vice President   )       February 13, 1996
--------------------------      and Chief Financial     )
James B. Little                 Officer (Principal      )
                                Financial and           )
                                Accounting Officer)     )
                                                        )

Directors:

James F. Carlin*                Trustee                 )
----------------                                        )
James F. Carlin                                         )
                                                        )
William H. Cunningham*          Trustee                 )
----------------------                                  )
William H. Cunningham                                   )



                                                        )
Charles L. Ladner*              Trustee                 )
------------------                                      )
Charles L. Ladner                                       )
                                                        )
Leo E. Linbeck, Jr.*            Trustee                 )
--------------------                                    )
Leo E. Linbeck, Jr.                                     )
                                                        )
Patricia P. McCarter*           Trustee                 )
---------------------                                   )
Patricia P. McCarter                                    )
                                                        )
Steven R. Pruchansky*           Trustee                 )
---------------------                                   )
Steven R. Pruchansky                                    )
                                                        )
Norman H. Smith*                Trustee                 )
----------------                                        )
Norman H. Smith                                         )
                                                        )
John P. Toolan*                 Trustee                 )
---------------                                         )
John P. Toolan                                          )
                                                        )
---------------



*By:/s/ Thomas H. Drohan                                     February 13, 1996
    --------------------
    Thomas H. Drohan,
    Attorney-in-fact



                                EXHIBIT INDEX


        The following exhibits are filed as part of this Registration
Statement.

EXHIBIT NO.     DESCRIPTION

4.              Agreement and Plan of Reorganization
                between the Registrant and John Hancock
                Tax-Exempt Income Fund (filed as Exhibit B to
                Part A of this Registration Statement).

11.             Opinion as to legality of shares, and
                consent.

12.             Draft of opinion as to tax matters, and
                consent.

14. Consents of Ernst & Young LLP regarding the audited financial statements and highlights of the Registrant and John Hancock Tax-Exempt
                Income Fund.

17. Declaration of the Registrant pursuant to Rule 24f-2 under the Investment Company Act of 1940.

18.             Prospectus of John Hancock Tax-Exempt Income
                Fund dated May 1, 1995 as supplemented December
                11, 1995.


                                    - 7 -